2024

ANNUAL
REPORT
INFORME ANUAL



POPULAR®

2024

ANNUAL
REPORT
INFORME ANUAL



CONTENTS
ÍNDICE

3   Letter From The Chief Executive Officer

8   25-Year Historical Financial Summary

10   Management & Board Of Directors

13   Carta Del Principal Oficial Ejecutivo

18   Resumen Financiero Histórico (25 Años)

20   Gerencia y Junta de Directores

Popular, Inc. (NASDAQ: BPOP) is the leading financial institution by both assets and deposits in Puerto Rico and ranks among the top 50 U.S. bank holding companies by assets. Founded in 1893, Banco Popular de Puerto Rico, Popular's principal subsidiary, provides retail, mortgage and commercial banking services in Puerto Rico and the U.S. and British Virgin Islands. Popular also offers in Puerto Rico auto and equipment leasing and financing, broker-dealer and insurance services through specialized subsidiaries. In the mainland United States, Popular provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank, which has branches located in New York, New Jersey and Florida.

Popular, Inc. (NASDAQ: BPOP) es la institución bancaria líder en depósitos y activos en Puerto Rico y se encuentra entre las primeras 50 entidades estadounidenses tenedoras de instituciones bancarias por número de activos. Fundado en 1893, Banco Popular de Puerto Rico, la principal subsidiaria de Popular, brinda servicios de banca individual, hipotecas y banca comercial en Puerto Rico e Islas Vírgenes estadounidenses y británicas. Popular también ofrece en Puerto Rico servicios de financiamiento de autos y equipo, y seguros a través de subsidiarias especializadas. En Estados Unidos, Popular provee servicios de banca individual, hipotecas y banca comercial a través de su filial bancaria en Nueva York, Popular Bank, la cual cuenta con sucursales localizadas en Nueva York, Nueva Jersey y Florida.

Corporate Information

Independent Registered Public Accounting Firm: PricewaterhouseCoopers LLP. The company's annual report and proxy statement are available on popular.com/en/investor-relations/annual-reports/

Información Corporativa

Firma registrada de Contabilidad Pública Independiente: PricewaterhouseCoopers LLP. El informe anual y el proxy están disponibles en popular.com/accionistas/informe-anual/

Annual Meeting

The Annual Stockholders' Meeting of Popular, Inc. will be held on Thursday, May 8, 2025, at 9:00 a.m. AST at the Penthouse Floor of the Popular Center Building, San Juan, Puerto Rico.

Reunión Anual

La Reunión Anual de Accionistas de Popular, Inc. se celebrará el jueves, 8 de mayo de 2025 a las 9:00 a.m. AST en el piso PH del edificio Popular Center, San Juan, Puerto Rico.

POPULAR, INC.
YEAR IN REVIEW

Dear Shareholders,

I am pleased to report that 2024 was a strong year for Popular, where we sustained our positive earnings trajectory, achieved healthy loan growth, maintained stable credit quality, made progress in our Transformation, and continued returning capital to shareholders.

Our Performance

Our net income for the year totaled $614 million, compared to $541 million in 2023. On an adjusted basis, excluding the effect of the FDIC special assessment in both 2023 and 2024, and the impact of the tax expense related to intercompany distributions in prior years, we achieved net income of $646 million, an increase of 10% compared to the previous year. The adjusted variance was mainly driven by higher net interest income, partially offset by a higher provision for credit losses and higher operating expenses. Net interest income increased by 7%, driven by a higher volume of loans, and to the expansion of our net interest margin by 11 basis points due to higher yields on earning assets, partially offset by higher deposit costs from Puerto Rico public deposits and online deposits at Popular Bank. The increase in the provision was mainly due to continued loan growth during 2024 and higher losses reflected in the Puerto Rico consumer and leasing portfolios. Expenses, excluding the impact of the previously noted adjustments, increased by approximately 2%, in line with our expectations for the year, reflecting the investment in our Transformation and our people, as well as other areas essential for Popular's long-term success.



Highlights

Approved

$500
MILLION

stock repurchase program

increase to

$0.70
(FROM $0.62)

the quarterly common stock dividend per share

$2
BILLION

year-over-year increase in total loans

$1.3
BILLION

year-over-year increase in deposits

Credit quality remained stable throughout the year. Non-performing loans decreased slightly and net charge-offs, while higher than 2023, remained below our historic normalized levels. We did see some credit normalization in our consumer portfolios in Puerto Rico, which was offset by strong performance in the commercial and mortgage portfolios.

Our capital levels remained strong, which allowed us to continue returning capital to our shareholders. In the third quarter, we announced the resumption of buybacks, with a $500 million stock repurchase authorization. In total, during 2024 we repurchased 2.3 million shares for approximately $220 million. Additionally, we increased our quarterly common stock dividend from $0.62 to $0.70 per share. We closed the year with a Tier 1 Common Equity Ratio of 16%. Our tangible book value per share reached $68.16, 14% higher than 2023, primarily due to lower unrealized losses on investment securities and net income for the year, offset in part by dividends and share repurchase activity.

Our loan portfolio reached $37 billion, $2 billion or 6% higher than the previous year. Banco Popular generated loan growth across most business segments, led by commercial loans, reflecting the continued strength of the local economy and our diversified product offerings. Popular Bank achieved loan growth in commercial and construction loans.

Deposits at year-end totaled $65 billion, an increase of $1.3 billion or 2%, mainly driven by higher public sector deposits in Puerto Rico and higher-cost time and savings deposits from Popular Bank's online channel. These increases were partially offset by a reduction in retail and commercial deposits, as many of those customers continue to pursue higher yields on their excess liquidity. We have retained a significant part of these funds, which were transferred to our broker-dealer subsidiary, whose assets under management increased by 32% to $10.8 billion in 2024.

We are also pleased by the progress of our Transformation, which is already generating tangible results. We are making meaningful progress in the modernization of our customer channels and the enhancement of our customers' experience. While we had anticipated reaching a target of 14% return on tangible common equity (ROTCE) by the fourth quarter of 2025, a variety of drivers, including the impact of the shift to higher-cost deposits in 2024, and lower than expected loan growth in the U.S., impacted our projection and we now expect to achieve at least a 12% ROTCE by the end of 2025. Longer-term, we remain focused on achieving a sustainable 14% ROTCE and are confident that our Transformation, the repricing of our investment portfolio, the strength of our deposit franchise in Puerto Rico and loan demand in all of our markets will be important catalysts to achieve this target over time.

Last year we celebrated the 45th anniversary of Fundación Banco Popular, our corporate foundation in Puerto Rico and an important component of our community investment. Since 1979, the Foundation has actively worked with local not-for-profit organizations to facilitate access to education for youth and opportunities for the communities we serve. I thank our colleagues, who generously contribute funds, which are matched at a 1.5:1 ratio by the Corporation, and their time as volunteers in many projects and organizations. Their active engagement over the decades has been key to the Foundation's growth and success.

Our shares closed 2024 at $94.06, 15% higher than the previous year. The performance of our stock was higher than the KBW Nasdaq Regional Banking Index, which increased by 10%, but below the S&P 500 and the KBW Nasdaq Banking Index, which increased by 23% and 33%, respectively.

Looking Ahead

We entered 2025 on a strong footing and are optimistic about our prospects for the year.

The strength of our franchise positions us well to leverage the continued stability of the Puerto Rico economy. Business activity remains solid, as reflected by historically low unemployment levels, healthy consumer spending and increased activity in sectors such as tourism. We also expect that the ongoing disbursement of recovery funds will continue to support economic activity for several years.

We will continue executing on our Transformation, which has generated significant enthusiasm among our employees, and look forward to additional benefits as more initiatives are successfully completed.

The team is inspired by the renewed purpose statement we launched in 2023 – **"Putting people at the center of progress"** – which captures our commitment to meet the rapidly changing needs of our customers, provide our colleagues a workplace where they can thrive, promote progress in the communities we serve and generate sustainable value for our shareholders.



Our Organization

As I reflect on our accomplishments, I am filled with pride and gratitude for the dedication demonstrated by our colleagues, the driving force behind all our achievements. A remarkable quality of our team is a willingness to embrace change while remaining true to our core values. This adaptability and steadfastness have been key to our success and will continue to guide us as we navigate the future.

I am also deeply grateful to our Board of Directors, which provides us with not only strategic direction, but also the support and confidence to execute our plans.

On behalf of everyone at Popular, I would like to express our heartfelt thanks to John W. Diercksen, who will retire this year after reaching our mandatory director retirement age. John joined our Board in 2013, bringing with him vast expertise in matters related to corporate strategy as well as senior leadership experience. His participative leadership style quickly earned him the respect of fellow members and proved extremely valuable, particularly since he became Lead Independent Director in 2020. We will certainly miss John and wish him all the best in the future.

During 2024 we welcomed Bertil E. Chappuis as the newest member of our Board. Bertil is co-founder and CEO of Xtillion, a data engineering and artificial intelligence services firm, and was previously a Senior Partner at McKinsey & Company for over 25 years. In recent years, he led the strategic advisory work that underpinned the fiscal restructuring program for the government of Puerto Rico. He's also a committed local philanthropist who is deeply involved in Puerto Rico's social sector. We are confident that the Board and Popular will benefit greatly from his experience in organizational transformations, knowledge about the impact of technology on organizations and a thorough understanding of Puerto Rico's economic and social context.

As we recently announced, after 15 very rewarding years at Popular and careful thought and consideration, I have decided to retire effective June 30, 2025. This is a special institution in which I felt right at home since joining in 2010, leading it has been a privilege and the opportunity of a lifetime. I am grateful for our successes as well as the challenges we faced, as they both demonstrate the talent, resolve and heart of this organization. Proud about what we, as a team, have accomplished in recent years and confident about Popular's current strength and future path, it is the right time for me to dedicate more time to my family and other interests and for Javier D. Ferrer to become Popular's new CEO.

Javier, who joined Popular in 2014, has assumed increasing responsibilities in key leadership positions, more recently as President and COO, demonstrating that he has the experience and vision to lead Popular into the future. On a personal note, I am grateful to Javier for his friendship and partnership for more than 30 years. I firmly believe Popular's best days are ahead, and I am confident that Javier, who is highly committed to this organization, will lead us to even greater achievements.

I would like to thank our Board, management team and colleagues, as well as our customers and shareholders, for their trust and support, which have made this journey a truly exceptional one.

As a fellow shareholder, I look forward to celebrating Popular's successes, albeit from a different vantage point, for many more years to come.

Ignacio Alvarez
Chief Executive Officer
Popular, Inc.

25-YEAR
HISTORICAL FINANCIAL SUMMARY

(Dollars in millions, except per share data)	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Selected Financial Information											
Net Income (Loss)	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)	$(573.9)	$137.4
Assets	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3	38,815.0
Gross Loans	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9	26,458.9
Deposits	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9	26,762.2
Stockholders' Equity	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8	3,800.5
Market Capitalization	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1	$1,445.4	$3,211.4
Return on Average Assets (ROAA)	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%	0.36%
Return on Average Common Equity (ROACE)	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%	4.37%
Per Common Share[1]											
Net Income (Loss) - Basic	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)	$2.39	$(0.62)
Net Income (Loss) - Diluted	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39	(0.62)
Dividends (Declared)	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20	-
Book Value	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91	36.67
Market Price	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60	31.40
Assets by Geographical Area											
Puerto Rico	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%	74%
United States	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%	23%
Caribbean and Latin America	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Traditional Delivery System											
Banking Branches											
Puerto Rico	199	196	195	193	192	194	191	196	179	173	185
Virgin Islands	8	8	8	8	8	8	8	8	8	8	8
United States[2]	95	96	96	97	128	136	142	147	139	101	96
Subtotal	302	300	299	298	328	338	341	351	326	282	289
Non-Banking Offices											
Popular Financial Holdings	136	149	153	181	183	212	158	134	2		
Popular Cash Express	132	154	195	129	114	4					
Popular Finance	61	55	36	43	43	49	52	51	9		
Popular Auto (including Reliable)	12	20	18	18	18	17	15	12	12	10	10
Popular Leasing, U.S.A.	11	13	13	11	15	14	11	24	22		
Popular Mortgage	21	25	29	32	30	33	32	32	32	33	36
Popular Securities	3	4	7	8	9	12	12	13	7	6	6
Popular One											
Popular Insurance and Popular Risk Services	2	2	2	2	2	2	2	2	1	1	1
Popular Insurance Agency, U.S.A.		1	1	1	1	1	1	1	1	1	1
Popular Insurance V.I.			1	1	1	1	1	1	1	1	1
E-LOAN						1	1	1	1		
Popular Equipment Finance											
EVERTEC	4	4	5	5	5	5	7	9	9	9	
Subtotal	382	427	460	431	421	351	292	280	97	61	55
Total	684	727	759	729	749	689	633	631	423	343	344
Electronic Delivery System											
ATMs Owned											
Puerto Rico	478	524	539	557	568	583	605	615	605	571	624
Virgin Islands	37	39	53	57	59	61	65	69	74	77	17
United States	109	118	131	129	163	181	192	187	176	136	138
Total	624	681	723	743	790	825	862	871	855	784	779
Employees (full-time equivalent)	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587	9,407	8,277

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6	$541.3	$614.2
	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9	70,758.2	73,045.4
	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2	35,069.3	37,113.1
	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2	63,618.2	64,884.3
	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4	5,147.0	5,613.1
	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0	$5,921.6	$6,597.4
	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%	0.76%	0.84%
	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%	8.21%	8.72%
	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65	$7.53	$8.56
	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63	7.52	8.56
	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20	2.27	2.56
	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66	71.03	79.71
	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32	82.07	94.06
	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%	76%	77%
	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%	22%	22%
	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%	2%	1%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
	183	175	171	168	173	171	168	163	164	162	159	158	153	153
	9	9	9	9	9	9	9	9	10	10	10	10	9	9
	94	92	90	47	50	51	51	51	51	50	39	39	40	40
	286	276	270	224	232	231	228	223	225	222	208	207	202	202
	10	10	9	9	9	9	9	12	12	11	11	11	11	4
	37	37	38	25	24	17	14	14	14	15	15	14	14	13
	4	4	3	3	3	2	2	2	2	2	2	1	1	1
	4	5	6	6	6	5	5	5	5	6	7	7	7	7
	1	1	1	1	2	2	2	2	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1	1	1	1
	1	1	1	1	1	1	1							
											1	1	1	1
	58	59	59	46	46	37	34	36	36	37	39	37	37	29
	344	335	329	270	278	268	262	259	261	259	247	244	239	231
	613	597	599	602	622	635	633	619	622	619	616	584	576	579
	20	20	22	21	21	20	22	22	23	23	23	23	23	24
	135	134	132	83	87	101	110	115	119	118	91	94	100	99
	768	751	753	706	730	756	765	756	764	760	730	701	699	702
	8,329	8,072	8,059	7,752	7,810	7,828	7,784	8,474	8,560	8,522	8,351	8,813	9,088	9,230

[1] Per common share data adjusted for stock splits and reverse stock split executed in May 2012.
[2] Excludes a Banco Popular de Puerto Rico branch operating in New York.

POPULAR, INC.
MANAGEMENT & BOARD OF DIRECTORS

Senior Management Team



IGNACIO ALVAREZ
Chief Executive Officer
Popular, Inc.



CAMILLE BURCKHART
Executive Vice President
Chief Information & Digital Strategy Officer
Innovation, Technology & Operations Group
Popular, Inc.



BEATRIZ CASTELLVÍ
Executive Vice President &
Chief Security Officer
Corporate Security Group
Popular, Inc.



LUIS E. CESTERO
Executive Vice President
Retail & Business Solutions Group
Banco Popular de Puerto Rico



MANUEL CHINEA
Executive Vice President
Popular, Inc.
Chief Operating Officer
Popular Bank



JOSÉ R. COLEMAN TIÓ
Executive Vice President,
Chief Legal Officer & Corporate Secretary
General Counsel & Corporate Matters Group
Popular, Inc.



JAVIER D. FERRER
President &
Chief Operating Officer
Popular, Inc.



JORGE J. GARCÍA
Executive Vice President &
Chief Financial Officer
Corporate Finance Group
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ
Executive Vice President
Chief Communications & Public Affairs Officer
Corporate Communications &
Public Affairs Group
Popular, Inc.



GILBERTO MONZÓN
Executive Vice President
Specialized Businesses Group
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN
Executive Vice President &
Chief Administration Officer
Administration Group
Popular, Inc.



ELI S. SEPÚLVEDA
Executive Vice President
Commercial Credit & Services Group
Banco Popular de Puerto Rico



LIDIO V. SORIANO
Executive Vice President &
Chief Risk Officer
Corporate Risk Management Group
Popular, Inc.

Board of Directors



RICHARD L. CARRIÓN
Chairman of the Board of Directors
Popular, Inc.



IGNACIO ALVAREZ
Chief Executive Officer
Popular, Inc.



ALEJANDRO M. BALLESTER
President
Ballester Hermanos, Inc.



ROBERT CARRADY
President & Chief Executive Officer
Caribbean Cinemas



BERTIL E. CHAPPUIS
Co-Founder & CEO
Xtillion, LLC



BETTY DEVITA
Founder & Chief Executive Officer
Bet Dev Solutions LLC



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Chief Executive Officer
FRG, LLC



C. KIM GOODWIN
Private Investor



JOSÉ R. RODRÍGUEZ
Business Consultant



ALEJANDRO M. SÁNCHEZ
President & Chief Executive Officer
Salva Financial Group of Florida



MYRNA M. SOTO
Founder & Chief Executive Officer
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
President
Goya de Puerto Rico, Inc.

POPULAR, INC.
RESUMEN DEL AÑO

Estimados Accionistas:

Me complace informar que el 2024 fue un año sólido para Popular, donde continuamos nuestra trayectoria positiva en ganancias, logramos un crecimiento saludable de préstamos, mantuvimos la calidad crediticia estable, avanzamos en nuestra Transformación y continuamos devolviendo capital a los accionistas.

Nuestro Desempeño

Nuestro ingreso neto para el año totalizó $614 millones, en comparación con $541 millones en 2023. En una base ajustada, excluyendo el impacto de la evaluación especial de la FDIC en 2023 y 2024, y de contribuciones relacionadas a distribuciones entre compañías en años anteriores, logramos un ingreso neto de $646 millones, un aumento de 10% en comparación con el año anterior. La variación ajustada se debió principalmente a un mayor ingreso neto por intereses, parcialmente compensado por una mayor provisión para pérdidas crediticias y mayores gastos operacionales. El ingreso neto por intereses aumentó un 7%, impulsado por un mayor volumen de préstamos y la expansión de 11 puntos base en nuestro margen neto de intereses debido a un mayor rendimiento en activos que generan intereses, parcialmente compensado por el aumento en el costo de depósitos públicos de Puerto Rico y depósitos en línea en Popular Bank. El aumento de la provisión se debió principalmente al continuo crecimiento de los préstamos durante 2024 y mayores pérdidas reflejadas en las carteras de consumo y arrendamiento financiero de Puerto Rico. Los gastos, excluyendo el impacto de los ajustes previamente mencionados, aumentaron aproximadamente en un 2%, en línea con nuestras expectativas para el año, reflejando la inversión en nuestra Transformación y en nuestra gente, así como en otras áreas esenciales para el éxito de Popular a largo plazo.



Aprobamos
$500
**MILLONES
en recompras
de acciones**

**Dividendo
trimestral
de acciones
comunes
aumentó a**
$0.70
(de $0.62 en 2023)

$2,000
MILLONES aprox.
**aumento anual
en préstamos**

$1,300
MILLONES aprox.
**aumento anual
en depósitos**

Logros

La calidad crediticia se mantuvo estable durante todo el año. Los préstamos no acumulativos disminuyeron ligeramente y las pérdidas netas, aunque más altas que en 2023, se mantuvieron por debajo de nuestros niveles históricos normalizados. Vimos cierta normalización crediticia en nuestras carteras de consumo en Puerto Rico, que fue compensada por un desempeño sólido en las carteras comerciales e hipotecarias.

Nuestros niveles de capital se mantuvieron sólidos, lo que nos permitió continuar devolviendo capital a nuestros accionistas. En el tercer trimestre, anunciamos la reanudación de recompras de acciones, con una autorización de $500 millones. En total, durante 2024 recompramos 2.3 millones de acciones por aproximadamente $220 millones. Además, aumentamos nuestro dividendo trimestral de acciones comunes de $0.62 a $0.70 por acción. Cerramos el año con una relación de capital "Tier 1 Common" del 16%. Nuestro valor tangible por acción en los libros alcanzó $68.16, un 14% más que en 2023, debido principalmente a menores pérdidas no realizadas en valores de inversión y al ingreso neto del año, compensado en parte por dividendos y actividad de recompra de acciones.

Nuestra cartera de préstamos alcanzó los $37,000 millones aproximadamente, $2,000 millones aproximadamente o un 6% más que el año anterior. Banco Popular generó crecimiento de préstamos en la mayoría de los negocios, liderado por préstamos comerciales, lo que refleja la fortaleza de la economía local y la diversificación de nuestra oferta de productos. Popular Bank logró crecimiento en los préstamos comerciales y de construcción.

A fin de año, los depósitos totalizaron $65,000 millones aproximadamente, un aumento de $1,300 millones aproximadamente o un 2%, impulsado principalmente por el aumento en depósitos del sector público en Puerto Rico y depósitos de ahorro y a plazo de alto costo de la plataforma digital de Popular Bank. Estos aumentos fueron parcialmente compensados por una reducción en los depósitos individuales y comerciales, ya que muchos de esos clientes continúan procurando obtener un mayor rendimiento en su liquidez excedente. Hemos retenido una parte significativa de estos fondos, que fueron transferidos a nuestra subsidiaria de corretaje, cuyos activos bajo administración aumentaron en un 32% a $10,800 millones en 2024.

Estamos complacidos con el progreso de nuestra Transformación y los resultados tangibles que está generando. Estamos logrando avances significativos en la modernización de nuestros canales de servicio al cliente y mejorando la experiencia para nuestros clientes.

Aunque habíamos anticipado alcanzar nuestro objetivo de retorno sobre capital común tangible (ROTCE) de 14% para el cuarto trimestre de 2025, una variedad de factores, incluyendo el impacto del cambio a depósitos de mayor costo en 2024 y un crecimiento de préstamos en los EE.UU. menor al esperado, afectaron nuestra proyección. Esperamos lograr al menos un 12% de ROTCE para finales de 2025. A largo plazo, seguimos enfocados en lograr un ROTCE sostenible de 14% y confiamos en que nuestra Transformación, la revalorización de nuestra cartera de inversiones, la solidez de nuestra franquicia de depósitos en Puerto Rico y la demanda de préstamos en todos nuestros mercados, serán catalizadores importantes para alcanzar este objetivo más adelante.

El año pasado celebramos el 45 aniversario de la Fundación Banco Popular, nuestra fundación corporativa en Puerto Rico y un componente importante de nuestra inversión comunitaria. Desde 1979, la Fundación ha trabajado activamente con organizaciones sin fines de lucro locales para facilitar el acceso a la educación para los jóvenes y oportunidades para las comunidades que servimos. Agradezco a nuestros compañeros, que contribuyen fondos generosamente, que son igualados en una proporción de 1.5:1 por la Corporación, y su tiempo como voluntarios en muchos proyectos y organizaciones. Su compromiso activo a lo largo de las décadas ha sido clave para el crecimiento y éxito de la Fundación.

Nuestras acciones cerraron el 2024 en $94.06, un 15% más que el año anterior. El desempeño de nuestras acciones fue superior al Índice de Bancos Regionales de Nasdaq KBW, que aumentó un 10%, pero inferior al S&P 500 y al Índice Bancario de Nasdaq KBW, que aumentaron un 23% y un 33%, respectivamente.

Mirando al futuro

Comenzamos el 2025 con una base sólida y optimistas sobre nuestras perspectivas para el año.

La fortaleza de nuestra franquicia nos permite aprovechar la estabilidad de la economía de Puerto Rico. La actividad empresarial sigue siendo sólida, como lo reflejan los niveles históricamente bajos de desempleo, el gasto saludable de los consumidores y el aumento de la actividad en sectores como el turismo. También, esperamos que el continuo desembolso de los fondos de recuperación siga apoyando la actividad económica durante varios años.

Continuaremos ejecutando nuestra Transformación, que ha generado un entusiasmo significativo entre nuestros empleados, y esperamos beneficios adicionales a medida que se completen con éxito más iniciativas.

El equipo está inspirado por el propósito renovado que lanzamos en 2023: **"Poner a la gente en el centro del progreso"**, que captura nuestro compromiso de satisfacer las necesidades cambiantes de nuestros clientes, proveer a nuestros compañeros un lugar de trabajo donde puedan prosperar, promover el progreso en las comunidades que servimos y generar valor sostenible para nuestros accionistas.

Nuestra organización

Al reflexionar sobre nuestros logros, me siento orgulloso y agradecido por la dedicación demostrada por nuestros compañeros, la fuerza y el motor detrás de todos nuestros logros. Una cualidad notable de nuestro equipo es la disposición a abrazar el cambio mientras se mantienen fieles a nuestros valores fundamentales. Esta adaptabilidad y firmeza han sido clave para nuestro éxito y seguirán guiándonos mientras navegamos el futuro.

También, estoy profundamente agradecido de nuestra Junta de Directores, que nos proporciona no solo dirección estratégica, sino también el apoyo y la confianza para ejecutar nuestros planes.

En nombre de todos en Popular, me gustaría expresar nuestro más sincero agradecimiento a John W. Diercksen, quien se retirará este año después de alcanzar la edad de jubilación obligatoria para directores. John se unió a nuestra Junta en 2013, trayendo consigo un vasto conocimiento de asuntos relacionados a la estrategia corporativa, así como experiencia en alta gerencia. Su estilo de liderazgo participativo rápidamente ganó el respeto de sus compañeros y resultó extremadamente valioso, particularmente desde que se convirtió en Director Independiente Principal en 2020. Sin duda, extrañaremos a John y le deseamos todo lo mejor en el futuro.

Durante 2024 dimos la bienvenida a Bertil E. Chappuis como miembro de nuestra Junta. Bertil es cofundador y CEO de Xtillion, una firma de servicios de ingeniería de datos e inteligencia artificial, y anteriormente fue socio senior en McKinsey & Company durante más de 25 años. En los últimos años, lideró el trabajo de asesoría estratégica que sustentó el programa de reestructuración fiscal para el gobierno de Puerto Rico. También es un filántropo local comprometido y profundamente involucrado en el sector comunitario de Puerto Rico. Estamos seguros de que la Junta y Popular se beneficiarán enormemente de su experiencia en transformaciones organizacionales, su conocimiento sobre el impacto de la tecnología en las organizaciones y de su entendimiento profundo del contexto económico y social de Puerto Rico.

Como anunciamos recientemente, después de 15 años muy gratificantes en Popular y tras una cuidadosa reflexión y consideración, he decidido retirarme efectivo el 30 de junio de 2025. Esta es una institución especial en la que me sentí como en casa desde que me uní en 2010; liderarla ha sido un privilegio y la oportunidad de mi vida. Estoy agradecido por nuestros éxitos, al igual que por los desafíos que enfrentamos, ya que ambos demuestran el talento, la determinación y el corazón de esta organización. Orgulloso de lo que, como equipo, hemos logrado en los pasados años y confiado en la fortaleza de Popular y en su trayectoria futura, es el momento adecuado para que le dedique más tiempo a mi familia y a otros intereses y para que Javier D. Ferrer se convierta en el nuevo CEO de Popular.

Javier, quien se unió a Popular en 2014, ha asumido responsabilidades crecientes en puestos clave de liderazgo, más recientemente como Presidente y COO, demostrando que tiene la experiencia y la visión para liderar a Popular hacia el futuro. En una nota personal, estoy agradecido con Javier por su amistad y colaboración durante más de 30 años. Creo firmemente que los mejores días de Popular están por venir, y confío en que Javier, quien está altamente comprometido con esta organización, nos llevará a alcanzar logros aún mayores.

Me gustaría agradecer a nuestra Junta, equipo gerencial y compañeros, así como a nuestros clientes y accionistas, por su confianza y apoyo, que han hecho de esta experiencia una verdaderamente excepcional.

Como accionista, continuaré celebrando los éxitos de Popular, aunque desde una perspectiva diferente, por muchos años más.

Ignacio Álvarez
Principal Oficial Ejecutivo
Popular, Inc.

25 AÑOS
RESUMEN FINANCIERO HISTÓRICO

(Dólares en millones, excepto información por acción)	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Selected Financial Information											
Ingreso neto (Pérdida Neta)	$276.1	$304.5	$351.9	$470.9	$489.9	$540.7	$357.7	$(64.5)	$(1,243.9)	$(573.9)	$137.4
Activos	28,057.1	30,744.7	33,660.4	36,434.7	44,401.6	48,623.7	47,404.0	44,411.4	38,882.8	34,736.3	38,815.0
Préstamos Brutos	16,057.1	18,168.6	19,582.1	22,602.2	28,742.3	31,710.2	32,736.9	29,911.0	26,268.9	23,803.9	26,458.9
Depósitos	14,804.9	16,370.0	17,614.7	18,097.8	20,593.2	22,638.0	24,438.3	28,334.4	27,550.2	25,924.9	26,762.2
Capital de Accionistas	1,993.6	2,272.8	2,410.9	2,754.4	3,104.6	3,449.2	3,620.3	3,581.9	3,268.4	2,538.8	3,800.5
Valor agregado en el mercado	$3,578.1	$3,965.4	$4,476.4	$5,960.2	$7,685.6	$5,836.5	$5,003.4	$2,968.3	$1,455.1	$1,445.4	$3,211.4
Rendimiento de Activos Promedio (ROAA)	1.04%	1.09%	1.11%	1.36%	1.23%	1.17%	0.74%	-0.14%	-3.04%	-1.57%	0.36%
Rendimiento de Capital Común Promedio (ROACE)	15.00%	14.84%	16.29%	19.30%	17.60%	17.12%	9.73%	-2.08%	-44.47%	-32.95%	4.37%
Por Acción Común[1]											
Ingreso neto (Pérdida Neta) - Básico	$9.85	$10.87	$13.05	$17.36	$17.95	$19.78	$12.41	$(2.73)	$(45.51)	$2.39	$(0.62)
Ingreso neto (Pérdida Neta) - Diluido	9.85	10.87	13.05	17.36	17.92	19.74	12.41	(2.73)	(45.51)	2.39	(0.62)
Dividendos (Declarados)	3.20	3.80	4.00	5.05	6.20	6.40	6.40	6.40	4.80	0.20	-
Valor en los Libros	69.62	79.67	91.02	96.60	109.45	118.22	123.18	121.24	63.29	38.91	36.67
Precio en el Mercado	131.56	145.40	169.00	224.25	288.30	211.50	179.50	106.00	51.60	22.60	31.40
Activos por Área Geográfica											
Puerto Rico	72%	68%	66%	62%	55%	53%	52%	59%	64%	65%	74%
Estados Unidos	26%	30%	32%	36%	43%	45%	45%	38%	33%	32%	23%
Caribe y Latinoamérica	2%	2%	2%	2%	2%	2%	3%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Sistema de Distribución Tradicional											
Sucursales Bancarias											
Puerto Rico	199	196	195	193	192	194	191	196	179	173	185
Islas Vírgenes	8	8	8	8	8	8	8	8	8	8	8
Estados Unidos[2]	95	96	96	97	128	136	142	147	139	101	96
Subtotal	302	300	299	298	328	338	341	351	326	282	289
Oficinas No Bancarias											
Popular Financial Holdings	136	149	153	181	183	212	158	134	2		
Popular Cash Express	132	154	195	129	114	4					
Popular Finance	61	55	36	43	43	49	52	51	9		
Popular Auto (incluyendo Reliable)	12	20	18	18	18	17	15	12	12	10	10
Popular Leasing, U.S.A.	11	13	13	11	15	14	11	24	22		
Popular Mortgage	21	25	29	32	30	33	32	32	32	33	36
Popular Securities	3	4	7	8	9	12	12	13	7	6	6
Popular One											
Popular Insurance y Popular Risk Services	2	2	2	2	2	2	2	2	1	1	1
Popular Insurance Agency, U.S.A.		1	1	1	1	1	1	1	1	1	1
Popular Insurance V.I.			1	1	1	1	1	1	1	1	1
E-LOAN						1	1	1	1		
Popular Equipment Finance											
EVERTEC	4	4	5	5	5	5	7	9	9	9	
Subtotal	382	427	460	431	421	351	292	280	97	61	55
Total	684	727	759	729	749	689	633	631	423	343	344
Sistema Electrónico de Distribución											
Cajeros Automáticos Propios y Administrados											
Puerto Rico	478	524	539	557	568	583	605	615	605	571	624
Islas Vírgenes	37	39	53	57	59	61	65	69	74	77	17
Estados Unidos	109	118	131	129	163	181	192	187	176	136	138
Total	624	681	723	743	790	825	862	871	855	784	779
Empleados (equivalente a tiempo completo)	10,651	11,334	11,037	11,474	12,139	13,210	12,508	12,303	10,587	9,407	8,277

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	$151.3	$245.3	$599.3	$(313.5)	$895.3	$216.7	$107.7	$618.2	$671.1	$506.6	$934.9	$1,102.6	$541.3	$614.2
	37,348.4	36,506.9	35,748.8	33,086.8	35,761.7	38,661.6	44,277.3	47,604.6	52,115.3	65,926.0	75,097.9	67,637.9	70,758.2	73,045.4
	25,314.4	25,093.6	24,706.7	22,053.2	23,129.2	23,435.4	24,942.5	26,559.3	27,466.1	29,484.7	29,299.7	32,083.2	35,069.3	37,113.1
	27,942.1	27,000.6	26,711.1	24,807.5	27,209.7	30,496.2	35,453.5	39,710.0	43,758.6	56,866.3	67,005.1	61,227.2	63,618.2	64,884.3
	3,918.8	4,110.0	4,626.2	4,267.4	5,105.3	5,198.0	5,103.9	5,435.1	6,016.8	6,028.7	5,969.4	4,093.4	5,147.0	5,613.1
	$1,426.0	$2,144.9	$2,970.6	$3,523.4	$2,936.6	$4,548.1	$3,622.4	$4,719.3	$5,615.9	$4,744.6	$6,551.0	$4,765.0	$5,921.6	$6,597.4
	0.40%	0.68%	1.65%	-0.89%	2.54%	0.58%	0.26%	1.33%	1.33%	0.85%	1.31%	1.51%	0.76%	0.84%
	4.01%	6.37%	14.43%	-7.04%	19.16%	4.07%	1.96%	11.39%	11.78%	9.36%	16.22%	18.39%	8.21%	8.72%
	$1.44	$2.36	$5.80	$(3.08)	$8.66	$2.06	$1.02	$6.07	$6.89	$5.88	$11.49	$14.65	$7.53	$8.56
	1.44	2.35	5.78	(3.08)	8.65	2.06	1.02	6.06	6.88	5.87	11.46	14.63	7.52	8.56
	-	-	-	-	0.30	0.60	1.00	1.00	1.20	1.60	1.75	2.20	2.27	2.56
	37.71	39.35	44.26	40.76	48.79	49.60	49.51	53.88	62.42	71.30	74.48	56.66	71.03	79.71
	13.90	20.79	28.73	34.05	28.34	43.82	35.49	47.22	58.75	56.32	82.04	66.32	82.07	94.06
	74%	73%	72%	80%	75%	75%	76%	77%	78%	82%	84%	79%	76%	77%
	23%	24%	25%	17%	22%	23%	22%	21%	20%	17%	15%	19%	22%	22%
	3%	3%	3%	3%	3%	2%	2%	2%	2%	1%	1%	2%	2%	1%
	100%	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
	183	175	171	168	173	171	168	163	164	162	159	158	153	153
	9	9	9	9	9	9	9	9	10	10	10	10	9	9
	94	92	90	47	50	51	51	51	51	50	39	39	40	40
	286	276	270	224	232	231	228	223	225	222	208	207	202	202
	10	10	9	9	9	9	9	12	12	11	11	11	11	4
	37	37	38	25	24	17	14	14	14	15	15	14	14	13
	4	4	3	3	3	2	2	2	2	2	2	1	1	1
	4	5	6	6	6	5	5	5	5	6	7	7	7	7
	1	1	1	1	2	2	2	2	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1	1	1	1
	1	1	1	1	1	1	1							
											1	1	1	1
	58	59	59	46	46	37	34	36	36	37	39	37	37	29
	344	**335**	**329**	**270**	**278**	**268**	**262**	**259**	**261**	**259**	**247**	**244**	**239**	**231**
	613	597	599	602	622	635	633	619	622	619	616	584	576	579
	20	20	22	21	21	20	22	22	23	23	23	23	23	24
	135	134	132	83	87	101	110	115	119	118	91	94	100	99
	768	**751**	**753**	**706**	**730**	**756**	**765**	**756**	**764**	**760**	**730**	**701**	**699**	**702**
	8,329	8,072	8,059	7,752	7,810	7,828	7,784	8,474	8,560	8,522	8,351	8,813	9,088	9,230

[1] Per common share data adjusted for stock splits and reverse stock split executed in May 2012.
[2] Excludes a Banco Popular de Puerto Rico branch operating in New York.

POPULAR, INC.
GERENCIA Y JUNTA DE DIRECTORES

Consejo Gerencial



IGNACIO ÁLVAREZ
Principal Oficial Ejecutivo
Popular, Inc.



CAMILLE BURCKHART
Vicepresidenta Ejecutiva, Principal Oficial de
Informática y Tecnología Digital
Grupo de Innovación, Tecnología y Operaciones
Popular, Inc.



BEATRIZ CASTELLVÍ
Vicepresidenta Ejecutiva y
Principal Oficial de Seguridad
Grupo de Seguridad Corporativa
Popular, Inc.



LUIS E. CESTERO
Vicepresidente Ejecutivo
Grupo de Soluciones Individuales
y de Negocio
Banco Popular de Puerto Rico



MANUEL CHINEA
Vicepresidente Ejecutivo
Popular, Inc.
Principal Oficial de Operaciones
Popular Bank



JOSÉ R. COLEMAN TIÓ
Vicepresidente Ejecutivo,
Principal Oficial Legal y Secretario Corporativo
Grupo del Asesor General y
Asuntos Corporativos
Popular, Inc.



JAVIER D. FERRER
Presidente y
Principal Oficial de Operaciones
Popular, Inc.



JORGE J. GARCÍA
Vicepresidente Ejecutivo y
Principal Oficial Financiero
Grupo de Finanzas Corporativas
Popular, Inc.



MARÍA CRISTINA (MC) GONZÁLEZ
Vicepresidenta Ejecutiva y Principal Oficial de
Comunicaciones y Asuntos Públicos
Grupo de Comunicaciones Corporativas y
Asuntos Públicos
Popular, Inc.



GILBERTO MONZÓN
Vicepresidente Ejecutivo
Grupo de Negocios Especializados
Banco Popular de Puerto Rico



EDUARDO J. NEGRÓN
Vicepresidente Ejecutivo y
Principal Oficial de Administración
Grupo de Administración
Popular, Inc.



ELI S. SEPÚLVEDA
Vicepresidente Ejecutivo
Grupo de Crédito y Servicios Comerciales
Banco Popular de Puerto Rico



LIDIO V. SORIANO
Vicepresidente Ejecutivo y
Principal Oficial de Riesgo
Grupo Corporativo de Manejo de Riesgo
Popular, Inc.

Junta De Directores



RICHARD L. CARRIÓN
Presidente de la Junta de Directores
Popular, Inc.



IGNACIO ÁLVAREZ
Principal Oficial Ejecutivo
Popular, Inc.



ALEJANDRO M. BALLESTER
Presidente
Ballester Hermanos, Inc.



ROBERT CARRADY
Presidente y Principal Oficial Ejecutivo
Caribbean Cinemas



BERTIL E. CHAPPUIS
Cofundador y Principal Oficial Ejecutivo
Xtillion, LLC



BETTY DEVITA
Fundadora y Principal Oficial Ejecutiva
Bet Dev Solutions LLC



JOHN W. DIERCKSEN
Principal
Greycrest, LLC



MARÍA LUISA FERRÉ RANGEL
Principal Oficial Ejecutiva
FRG, LLC



C. KIM GOODWIN
Inversionista Privada



JOSÉ R. RODRÍGUEZ
Consultor Empresarial



ALEJANDRO M. SÁNCHEZ
Presidente y Principal Oficial Ejecutivo
Salva Financial Group of Florida



MYRNA M. SOTO
Fundadora y Principal Oficial Ejecutiva
Apogee Executive Advisors, LLC



CARLOS A. UNANUE
Presidente
Goya de Puerto Rico, Inc.

Financial Review and Supplementary Information

Management's Discussion and Analysis of Financial Condition and Results of Operations	2
Statistical Summaries	45
Report of Management on Internal Control Over Financial Reporting	48
Report of Independent Registered Public Accounting Firm	49
Consolidated Statements of Financial Condition as of December 31, 2024 and 2023	52
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	53
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022	54
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022	55
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	56
Notes to Consolidated Financial Statements	57

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements	3
Overview	4
Critical Accounting Policies / Estimates	8
Statement of Operations Analysis	11
Net Interest Income	11
Provision for Credit Losses	14
Non-Interest Income	14
Operating Expenses	14
Income Taxes	16
Fourth Quarter Operational Results	16
Reportable Segment Results	16
Statement of Financial Condition Analysis	18
Assets	18
Liabilities	19
Stockholders' Equity	20
Capital	21
Risk Management	23
Market / Interest Rate Risk	23
Liquidity	27
Enterprise Risk Management	42
Adoption of New Accounting Standards and Issued but Not Yet Effective Accounting Standards	44
Statistical Summaries	
Statements of Financial Condition	45
Statements of Operations	46
Average Balance Sheet and Summary of Net Interest Income	47

FORWARD-LOOKING STATEMENTS

This Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements about Popular, Inc.'s (the "Corporation," "Popular," "we," "us," "our") business, financial condition, results of operations, plans, objectives and future performance. These statements are not guarantees of future performance, are based on management's current expectations and, by their nature, involve risks, uncertainties, estimates and assumptions. Potential factors, some of which are beyond the Corporation's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Risks and uncertainties include without limitation the effect of competitive and economic factors, and our reaction to those factors, the adequacy of the allowance for loan losses, delinquency trends, market risk and the impact of interest rate changes (including on our cost of deposits), capital markets conditions, capital adequacy and liquidity, and the effect of legal and regulatory proceedings and new accounting standards on the Corporation's financial condition and results of operations. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "continues," "expect," "estimate," "intend," "project" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions are generally intended to identify forward-looking statements.

Various factors, some of which are beyond Popular's control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to the rate of growth or decline in the economy and employment levels, as well as general business and economic conditions in the geographic areas we serve and, in particular, in the Commonwealth of Puerto Rico (the "Commonwealth" or "Puerto Rico"), where a significant portion of our business is concentrated; adverse economic conditions, including high levels of inflation, that adversely affect housing prices, the job market, consumer confidence and spending habits which may affect in turn, among other things, our level of non-performing assets, charge-offs and provision expense; changes in interest rates and market liquidity, which may reduce interest margins, impact funding sources, reduce loan originations, affect our ability to originate and distribute financial products in the primary and secondary markets and impact the value of our investment portfolio and our ability to return capital to our shareholders; the impact of bank failures or adverse developments at other banks and related negative media coverage of the banking industry in general on investor and depositor sentiment regarding the stability and liquidity of banks; the impact of the current fiscal and economic challenges of Puerto Rico and the measures taken and to be taken by the

Puerto Rico Government and the Federally-appointed oversight board on the economy, our customers and our business; the amount of Puerto Rico public sector deposits held at the Corporation, whose future balances are uncertain and difficult to predict and may be impacted by factors such as the amount of Federal funds received by the P.R. Government and the rate of expenditure of such funds, as well as the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities; unforeseen or catastrophic events, including extreme weather events such as hurricanes and other natural disasters, man-made disasters, acts of violence or war or pandemics, epidemics and other health-related crises, or the fear of any such event occurring, any of which could cause adverse consequences for our business, including, but not limited to, disruptions in our operations; our ability to achieve the expected benefits from our transformation initiative, including our ability to achieve projected earnings, efficiencies and return on tangible common equity and accurately anticipate costs and expenses associated therewith; the fiscal and monetary policies of the federal government and its agencies; changes in federal bank regulatory and supervisory policies, including required levels of capital, liquidity, resolution-related requirements and the impact of other proposed capital standards on our capital ratios; changes in and uncertainty regarding federal funding, tax and trade policies, and rulemaking, supervision, examination and enforcement priorities of the current federal administration; increases to or additional Federal Deposit Insurance Corporation ("FDIC") assessments, such as the special assessment implemented by the FDIC to recover the losses to the deposit insurance fund ("DIF") resulting from the receiverships of Silicon Valley Bank and Signature Bank; regulatory approvals that may be necessary to undertake certain actions or consummate strategic transactions, such as acquisitions and dispositions; the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which our borrowers are located; a deterioration in the credit quality of our clients, customers and counterparties; the performance of the stock and bond markets; competition in the financial services industry; possible legislative, tax or regulatory changes; a failure in or breach of our operational or security systems or infrastructure or those of Evertec, Inc., our provider of core financial transaction processing and information technology services, or of third parties providing services to us, including as a result of cyberattacks, e-fraud, denial-of-services and computer intrusion, that might result in, among other things, loss or breach of customer data, disruption of services, reputational damage or additional costs to Popular; changes in market rates and prices which may adversely impact the value of financial assets and liabilities; potential judgments, claims, damages, penalties, fines, enforcement actions and reputational damage resulting from pending or future litigation and regulatory or government investigations or actions; changes in accounting standards, rules and interpretations; our ability to grow our core businesses; decisions to downsize, sell or close branches or business units or otherwise change our business mix; and management's ability to identify and manage these and other risks.

Moreover, the outcome of any legal and regulatory proceedings, as discussed in "Part I, Item 3. Legal Proceedings," is inherently uncertain and depends on judicial interpretations of law and the findings of regulators, judges and/or juries. Investors should refer to "Part I, Item 1A" of this Form 10-K for a discussion of certain risks and uncertainties to which the Corporation is subject.

All forward-looking statements included in this Form 10-K are based upon information available to Popular as of the date of this Form 10- K, and other than as required by law, including the requirements of applicable securities laws, we assume no obligation to update or revise any such forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

OVERVIEW

The Corporation is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the United States ("U.S.") mainland, and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the U.S. mainland, the Corporation provides retail, mortgage, and commercial banking services, as well as equipment leasing and financing, through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey and Florida. Note 36 to the Consolidated Financial Statements presents information about the Corporation's business segments.

The shares of the Corporation's common stock are traded on the Nasdaq Global Select Market under the symbol BPOP.

RESULTS OF OPERATIONS
YEAR 2024 SIGNIFICANT EVENTS

Capital Actions
During the year ended December 31, 2024, the Corporation repurchased 2,256,420 shares of common stock for $217.3 million, at an average price of $96.32 per share, under a common stock repurchase authorization of up to $500 million. The Corporation's planned common stock repurchases may be executed in open market transactions, privately negotiated transactions, block trades or any other manner determined by the Corporation. The timing, quantity and price of such repurchases will be subject to various factors, including market conditions, the Corporation's capital position and financial performance, the capital impact of strategic initiatives and regulatory and tax considerations. The common stock repurchase program does not require the Corporation to acquire a specific dollar amount or number of shares and may be modified, suspended or terminated at any time without prior notice.

The Corporation increased its quarterly common stock dividend from $0.62 to $0.70 per share, commencing with the dividend declared in the fourth quarter of 2024.

Tax impact on Intercompany Distributions
During the first quarter of 2024, the Corporation recognized $22.9 million of expenses, of which $16.5 million is reflected in income tax expense and $6.4 million is reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to Popular, Inc., the bank holding company (the "Bank Holding Company" or "BHC") in Puerto Rico, a foreign corporation for U.S. tax purposes.

The adjustment corrected errors for income tax expense that should have been recognized of $5.5 million and $5.4 million in the years 2023 and 2022, respectively, and an aggregate of $5.6 million, in the years prior to 2022. The $6.4 million recognized as other operating expense corresponded to interest due up to March 31, 2024 on the related late payment of the withholding tax, of which approximately $3.0 million corresponded to years prior to 2022. As a result of this adjustment, the deferred tax asset related to the net operating loss ("NOL") of the BHC and its related valuation allowance was reduced by $52.2 million. The Corporation evaluated the impact of the out-of-period adjustment and concluded it was not material to any previously issued interim or annual consolidated financial statements and not material to the year ended December 31, 2024.

Dividends from the U.S. subsidiaries to the BHC are subject to a Federal 10% withholding tax and ordinary income tax in Puerto Rico, subject to foreign tax credits, use of available net operating losses and certain other limitations. The Corporation does not anticipate the tax treatment of U.S. sourced dividends to the BHC to impact BHC liquidity or future capital actions.

Financial highlights for the year ended December 31, 2024
The discussion that follows provides highlights of the Corporation's results of operations for the year ended December 31, 2024 compared to the results of operations of 2023. It also provides some highlights with respect to the Corporation's financial condition, credit quality, capital and liquidity.

The Corporation's net income for the year ended December 31, 2024 amounted to $614.2 million, higher by $72.9 million when compared to a net income of $541.3 million for 2023. Higher net income was mainly driven by higher net interest income, offset in part by a higher provision for credit losses. Excluding expenses incurred in connection with the FDIC Special Assessment and prior period tax withholdings, the adjusted net income for 2024 was $646.1 million, compared to $586.6 million in 2023, which also excluded FDIC Special Assessment expenses. For more information on Non-GAAP financial measures refer to the "Non-GAAP Financial Measures" section below. Financial highlights for 2024 include:

- Net interest income of $2.3 billion, or $150.8 million higher than in in 2023, driven by the reinvestment of U.S. Treasuries and loan growth across all portfolios, partially offset by higher cost of deposits driven by P.R. government deposits and online deposits. Net interest margin expanded by 11 bps to 3.24%. On a taxable equivalent basis, net interest margin expanded by 18 bps to 3.49% in 2024, compared to 3.31% in 2023.

- The provision for credit losses of $256.9 million for the year ended December 31, 2024 was $48.3 million higher than in 2023, driven by higher reserves due to changes in credit quality in the consumer loan, auto loan and leasing portfolios, as well as higher loan volumes, primarily commercial loans.

- Non-interest income amounted to $658.9 million, an increase of $8.2 million when compared with 2023, mostly due to higher other service fees during the year, mainly related to debit card fees and sale and administration of investment products.

- Operating expenses amounted to $1.9 billion for the year 2024, reflecting a decrease of $10.5 million when compared to the same period in 2023. This decrease was mainly driven by expenses incurred in 2023 including the FDIC Special Assessment expense of $71.4 million and a goodwill impairment charge of $23.0 million in our U.S. based equipment leasing subsidiary. Excluding the impact of these items and the tax impact of intercompany distributions recognized during 2024, operating expenses in 2024 increased by $63.3 million driven by higher personnel costs due to higher headcount and salary adjustments, and higher technology and software expenses.

- Income tax expense amounted to $182.4 million for the year ended December 31, 2024, with an effective tax rate ("ETR") of 22.9%, compared to an income tax expense of $134.2 million for the previous year, with an ETR of 19.9%. The income tax expense in 2024 included the impact of an out of period expense of $16.5 million related to intercompany distributions between the Bank Holding Company and one of its U.S. subsidiaries.

- At December 31, 2024, the Corporation's total assets were $73.0 billion, compared to $70.8 billion at December 31, 2023. The increase of $2.2 billion is primarily due to an increase in loans held-in-portfolio, mainly in the commercial, construction, and mortgage portfolios.

- Deposits amounted to $64.9 billion at December 31, 2024, compared to $63.6 billion at December 31, 2023. The increase in deposits was mainly due to higher P.R. Government deposits at BPPR and time deposits at PB. The Corporation's borrowings amounted to $1.2 billion at December 31, 2024, compared to $1.1 billion at December 31, 2023.

- Stockholders' equity amounted to $5.6 billion at December 31, 2024, compared to $5.1 billion at December 31, 2023. The Corporation and its banking subsidiaries continue to be well-capitalized. As of December 31, 2024, the Corporation's tangible book value per common share was $68.16, an increase of $8.42 from December 31, 2023. The Common Equity Tier 1 Capital ratio at December 31, 2024 was 16.03%, compared to 16.30% at December 31, 2023.

Transformation Initiatives

During 2024 the Corporation made meaningful progress in the transformation of our customer channels and enhancement of our customers' experience. The Corporation believes these investments will result in an enhanced digital experience for our clients, as well as better technology and more efficient processes for our employees, and make us a more efficient and profitable company. The Corporation had anticipated to reach a target of 14% return on tangible common equity (ROTCE) by the fourth quarter of 2025. However, due to a variety of drivers, including the impact of the shift to higher-cost deposits in 2024, and lower than expected loan growth in the U.S., the Corporation now expects to achieve at least a 12% ROTCE by the end of 2025. Our technology and business transformation will continue to be a significant priority for the Corporation.

For a discussion of our 2023 results of operations compared with 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2023.

Refer to Table 1 for selected financial data for the past three years.

Table 1 - Selected Financial Data

(Dollars in thousands, except per common share data)	Years ended December 31, 2024	2023	2022
CONDENSED STATEMENTS OF OPERATIONS			
Interest income	$ 3,673,263	$ 3,245,307	$ 2,465,911
Interest expense	1,390,975	1,113,783	298,552
Net interest income	2,282,288	2,131,524	2,167,359
Provision for credit losses	256,942	208,609	83,030
Non-interest income	658,909	650,724	897,062
Operating expenses	1,887,637	1,898,100	1,746,420
Income tax expense	182,406	134,197	132,330
Net income	$ 614,212	$ 541,342	$ 1,102,641
Net income applicable to common stock	$ 612,800	$ 539,930	$ 1,101,229
PER COMMON SHARE DATA			
Net income per common share - basic	$ 8.56	$ 7.53	$ 14.65
Net income per common share - diluted	8.56	7.52	14.63
Dividends declared	2.56	2.27	2.20
Common equity per share	79.71	71.03	56.66
Market value per common share	94.06	82.07	66.32
Outstanding shares:			
Average - basic	71,590,757	71,710,265	75,147,263
Average - assuming dilution	71,623,702	71,791,692	75,274,003
End of period	70,141,291	72,153,621	71,853,720
AVERAGE BALANCES			
Net loans [1]	$35,701,240	$33,164,960	$30,405,281
Earning assets	70,327,465	68,175,022	69,729,933
Total assets	73,400,279	71,234,236	72,808,604
Deposits	64,444,283	62,546,480	64,716,404
Borrowings	1,022,063	1,227,094	1,119,878
Total stockholders' equity	7,053,193	6,600,603	6,009,225
PERIOD END BALANCE			
Net loans [1]	$37,113,075	$35,069,272	$32,083,150
Allowance for credit losses - loans portfolio	746,024	729,341	720,302
Earning assets	69,739,000	67,216,816	64,251,062
Total assets	73,045,383	70,758,155	67,637,917
Deposits	64,884,345	63,618,243	61,227,227
Borrowings	1,176,126	1,078,332	1,400,319
Total stockholders' equity	5,613,066	5,146,953	4,093,425
SELECTED RATIOS			
Net interest margin (non-taxable equivalent basis)	3.24%	3.13%	3.11%
Net interest margin (taxable equivalent basis) -Non-GAAP	3.49	3.31	3.46
Return on assets	0.84	0.76	1.51
Return on average common equity	8.72	8.21	18.39
Tangible common book value per common share (non-GAAP) [2]	68.16	59.74	44.97
Return on average tangible common equity [2]	9.85	9.40	21.13
Tier I capital	16.08	16.36	16.45
Total capital	17.83	18.13	18.26

[1] Includes loans held-for-sale.
[2] Refer to Table 11 for reconciliation to GAAP financial measures.

Table 2 presents a three-year summary of the components of net income as a percentage of average total assets.

Table 2 - Components of Net Income as a Percentage of Average Total Assets

	2024	2023	2022
Net interest income	3.11%	2.99%	2.98%
Provision for credit losses	(0.35)	(0.29)	(0.11)
Mortgage banking activities	0.03	0.03	0.06
Net gain (loss) and valuation adjustments on investment securities	–	0.01	(0.01)
Other non-interest income	0.87	0.87	1.18
Total net interest income and non-interest income, net of provision for credit losses	3.66	3.61	4.10
Operating expenses	(2.57)	(2.66)	(2.40)
Income before income tax	1.09	0.95	1.70
Income tax expense	(0.25)	(0.19)	(0.19)
Net income	0.84%	0.76%	1.51%

Non-GAAP Financial Measures

This Form 10-K contains financial information prepared under accounting principles generally accepted in the United States ("U.S. GAAP") and non-GAAP financial measures. Management uses non-GAAP financial measures when it has determined that these measures provide meaningful information about the underlying performance of the Corporation's ongoing operations. Non-GAAP financial measures used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

Adjusted net income - Non-GAAP Financial Measure

In addition to analyzing the Corporation's results on a reported basis, management monitors whether the impact of certain non-recurring or infrequent transactions need to be excluded from the results of operations to present what is then considered the "adjusted net income" of the Corporation. Management believes that the "adjusted net income" provides meaningful information about the underlying performance of the Corporation's ongoing operations. The "adjusted net income" is a non-GAAP financial measure.

The following table presents the adjusted net income for the year ended of December 31, 2024 and 2023.

Table 3 - Adjusted Net Income for the Year Ended December 31, 2024 (Non-GAAP)

(In thousands)	Income before income tax	Income tax expense (benefit)	Total
U.S. GAAP Net income	$796,618	$182,406	$614,212
Non-GAAP Adjustments:			
FDIC Special Assessment [1]	14,287	(5,234)	9,053
Adjustments related to intercompany distributions [2]	6,400	16,483	22,883
Adjusted net income (Non-GAAP)	$817,305	$171,157	$646,148

[1] Expense recorded in the first quarter of 2024 related to the Special Assessment imposed by the FDIC to recover losses in connection with the receivership of several failed banks.

[2] Expense recorded in the first quarter of 2024 related to tax withholdings on prior period distributions from U.S. subsidiaries.

Table 4 - Adjusted Net Income for the Year Ended December 31, 2023 (Non-GAAP)

(In thousands)	Income before income tax	Income tax expense (benefit)	Total
U.S. GAAP Net income	$675,539	$134,197	$541,342
Non-GAAP Adjustments:			
FDIC Special Assessment [1]	71,435	(26,170)	45,265
Adjusted net income (Non-GAAP)	$746,974	$160,367	$586,607

[1] Expense recorded in the fourth quarter of 2023 related to the Special Assessment imposed by the FDIC to recover losses in connection with the receivership of several failed banks.

Net interest income on a taxable equivalent basis

Net interest income, on a taxable equivalent basis, is presented with its different components in Table 5 for the year ended December 31, 2024 as compared with the same period in 2023, segregated by major categories of interest earning assets and interest-bearing liabilities.

The interest earning assets include investment securities and loans that are exempt from income tax, principally in Puerto Rico. The main sources of tax-exempt interest income are certain investments in obligations of the U.S. Government, its agencies and sponsored entities, and certain obligations of the Commonwealth of Puerto Rico and its agencies and assets held by the Corporation's international banking entities. To facilitate the comparison of all interest related to these assets, the interest income has been converted to a taxable equivalent basis, using the applicable statutory income tax rates for each period. In addition, this measure is also impacted by a portion of interest expense that the Puerto Rico tax law requires to be disallowed, based on an equal proportion of tax-exempt assets to total assets, and by an allocation of general and administrative expenses attributed to exempt income, reducing the benefit of the tax-exempt income. The effective yield, on a taxable equivalent basis, will vary depending on the level of these expenses that are attributed to the available exempt income. Under Puerto Rico tax law, the exempt interest can be deducted up to the amount of taxable income. Management believes that this presentation provides meaningful information since it facilitates the comparison of revenues arising from taxable and exempt sources.

Net interest income, on a taxable equivalent basis, as used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies.

Tangible Common Equity and Tangible Assets

Tangible common equity, tangible common equity ratio, tangible assets and tangible book value per common share are non-GAAP financial measures. Tangible common equity ratio and tangible book value per common share should be used in conjunction with more traditional bank capital ratios commonly used by banks and analysts to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, typically stemming from the use of the purchase accounting method for mergers and acquisitions. Tangible common equity, tangible assets and other related measures should not be used in isolation or as a substitute for stockholders' equity, total assets or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Corporation calculates its tangible common equity, tangible assets and other related measures may differ from that of other companies reporting measures with similar names.

Table 12 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets as of December 31, 2024, and December 31, 2023.

CRITICAL ACCOUNTING POLICIES / ESTIMATES

The accounting and reporting policies followed by the Corporation and its subsidiaries conform with generally accepted accounting principles in the United States of America ("GAAP") and general practices within the financial services industry. The Corporation's significant accounting policies, including those related to critical accounting estimates, are described in detail in Note 2 to the Consolidated Financial Statements and should be read in conjunction with this section.

Critical accounting policies that require management to make estimates and assumptions may involve significant judgment about the effect of matters that are inherently uncertain and that involve a high degree of subjectivity. These estimates are made under facts and circumstances at a point in time and changes in those facts and circumstances could produce actual results that differ from those estimates. The following MD&A section is a summary of what management considers the Corporation's critical accounting estimates.

Fair Value Measurement of Financial Instruments

The Corporation currently measures at fair value on a recurring basis its trading debt securities, debt securities available-for-sale, certain equity securities, derivatives and mortgage servicing rights. Occasionally, the Corporation is required to record other assets at fair value on a nonrecurring basis, such as loans held-for-sale, loans held-in-portfolio that are collateral dependent and certain other assets. These nonrecurring fair value adjustments typically result from the application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation categorizes its assets and liabilities measured at fair value under the three-level hierarchy. The level within the hierarchy is based on whether the inputs to the valuation methodology used for fair value measurement are observable.

The Corporation requires the use of observable inputs when available, in order to minimize the use of unobservable inputs to determine fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The amount of judgment involved in estimating the fair value of a financial instrument depends upon the availability of quoted market prices or observable market parameters. In addition, it may be affected by other factors such as the type of instrument, the liquidity of the market for the instrument, transparency around the inputs to the valuation, as well as the contractual characteristics of the instrument.

Broker quotes reflect market illiquidity as they are exit prices. As of December 31, 2024, $7 million in financial assets were valued using broker quotes: $1 million in Level 3 assets (mainly tax-exempt GNMA mortgage-backed securities) and $6 million in Level 2 assets. Level 3 asset values were based on an internal matrix using local broker quotes from limited trading activity.

Trading Debt Securities and Debt Securities Available-for-Sale

The majority of the values for trading debt securities and debt securities available-for-sale are obtained from third-party pricing services and are validated with alternate pricing sources when available. Securities not priced by a secondary pricing source are documented and validated internally according to their significance to the Corporation's financial statements. Management has established materiality thresholds according to the investment class to monitor and investigate material deviations in prices obtained from the primary pricing service provider and the secondary pricing source used as support for the valuation results. During the year ended December 31, 2024, the Corporation did not adjust any prices obtained from pricing service providers or broker dealers.

Inputs are evaluated to ascertain that they consider current market conditions, including the relative liquidity of the market. When a market quote for a specific security is not available, the pricing service provider generally uses observable data to derive an exit price for the instrument, such as benchmark yield curves and trade data for similar products. To the extent trading data is not available, the pricing service provider relies on specific information including dialogue with brokers, buy side clients, credit ratings, spreads to established benchmarks and transactions on similar securities, to draw correlations based on the characteristics of the evaluated instrument. If for any reason the pricing service provider cannot observe data required to feed its model, it discontinues pricing the instrument. During the year ended December 31, 2024, none of the Corporation's debt securities were subject to pricing discontinuance by the pricing service providers. The pricing methodology and approach of our primary pricing service providers is concluded to be consistent with the fair value measurement guidance.

Furthermore, management assesses the fair value of its portfolio of investment securities at least on a quarterly basis. Securities are classified in the fair value hierarchy according to product type, characteristics and market liquidity. At the end of each period, management assesses the valuation hierarchy for each asset or liability measured. The fair value measurement analysis performed by the Corporation includes validation procedures and review of market changes, pricing methodology, assumption and level hierarchy changes, and evaluation of distressed transactions.

Refer to Note 27 to the Consolidated Financial Statements for a description of the Corporation's valuation methodologies used for the assets and liabilities measured at fair value.

Loans and Allowance for Credit Losses

One of the most critical and complex accounting estimates is associated with the determination of the allowance for credit losses ("ACL"). The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments, in accordance with Accounting Standards Codification ("ASC") Topic 326. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the provision for credit losses, except for purchased credit deteriorated ("PCD") loans. Upon the acquisition of a PCD loan, the Corporation recognizes the estimate of the expected credit losses over the remaining contractual term of each individual loan as an ACL with a corresponding addition to the loan purchase price. The Corporation follows a methodology to establish the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2024, management applied probability weights to the outcome of the selected scenarios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. In addition, refer to the Credit Risk section of this MD&A and to Note 2 to the Consolidated Financial Statements for detailed information on the Corporation's collateral value estimation for other real estate.

Income Taxes

Income taxes are accounted for using the asset and liability method, recognizing deferred tax assets and liabilities based on future tax consequences of temporary differences between financial statement carrying amounts and their respective tax basis. These are measured using enacted tax rates expected to apply when the temporary differences are recovered or paid, with changes in tax rates recognized in earnings when enacted.

Calculating periodic income taxes involves complexity and requires estimates and judgments. The Corporation has two accruals for income taxes: (i) the net estimated amount currently due or receivable, including any reserve for potential examination issues, and (ii) a deferred income tax reflecting the estimated impact of temporary differences between asset and liability recognition under GAAP and the tax code. Differences in actual future tax consequences could affect the Corporation's financial position or results of operations. In estimating taxes, management evaluates the merits and risks of appropriate tax treatment, considering statutory, judicial, and regulatory guidance.

A deferred tax asset should be reduced by a valuation allowance if based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. A valuation allowance should reduce a deferred tax asset to the amount likely to be realized, considering all evidence and sources of taxable income, including future reversals, future income, carrybacks, and tax-planning strategies.

Management evaluates the realization of the deferred tax asset by taxing jurisdiction. The U.S. mainland operations are evaluated as a whole since a consolidated income tax return is filed; on the other hand, the deferred tax asset related to the Puerto Rico operations is evaluated on an entity-by-entity basis, since no consolidation is allowed in the income tax filing. Accordingly, this evaluation is composed of three major components: U.S. mainland operations, Puerto Rico banking operations and Holding Company.

For the evaluation of the realization of the deferred tax asset by taxing jurisdiction, refer to Note 34 to the Consolidated Financial Statements.

Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividends-received deduction of 100% on dividends received from "controlled" subsidiaries subject to taxation in Puerto Rico and 85% on dividends received from other taxable domestic corporations.

Changes in the Corporation's estimates can occur due to changes in tax rates, new business strategies, newly enacted guidance, and resolution of issues with taxing authorities regarding previously taken tax positions. Such changes could affect the amount of accrued taxes. The Corporation has made tax payments in accordance with estimated tax payments rules. Any remaining payment will not have any significant impact on liquidity and capital resources.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The accounting for deferred tax consequences represents management's best estimate of those future events. Changes in management's current estimates, due to unanticipated events, could have a material impact on the Corporation's financial condition and results of operations.

The Corporation sets tax liabilities or reduces tax assets for uncertain tax positions when it believes it may not realize the tax benefit if challenged, even though it deems the positions appropriate under local law. It evaluates whether a position is likely to be sustained upon examination based on its technical merits. The ultimate tax liability estimate includes assumptions based on past experiences and potential actions by taxing authorities. The tax position is measured as the largest amount of benefit more than 50% likely to be realized upon settlement. Each quarter, the Corporation reviews and adjusts these positions based on new facts, audit progress, or statute of limitations expiration. The Corporation believes its estimates and assumptions are reasonable.

The amount of unrecognized tax benefits may change due to adjustments for current tax positions, expiration of statutes of limitation, changes in uncertainty assessments, examination status, litigation, legislative activities, and modifications of uncertain tax positions. Despite the uncertainty of tax audit outcomes, the Corporation believes adequate provisions for tax, interest, and penalties are maintained.

The Corporation undergoes periodic audits by federal, state, and local authorities concerning income tax matters. Although management is confident in its tax treatment approach being justifiable and compliant with accounting standards, final tax assessments may differ from recorded positions and reserves. Adjustments from such audits are recorded in the consolidated financial statements when determined. These differences could impact the Corporation's income tax provision or benefit, other tax reserves, and consequently, its results of operations, financial position, and cash flows for the respective period.

Refer to Note 34 to the Consolidated Financial Statements for additional information on the Corporation's unrecognized tax benefits and their possible effect on its effective tax rate.

Goodwill and Other Intangible Assets

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment. Intangibles with indefinite lives are evaluated for impairment at least annually, and on a more frequent basis, if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit. Other identifiable intangible assets with a finite useful life are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill impairment is recognized when the carrying amount of any of the reporting units exceeds its fair value up to the amount of the goodwill. The Corporation estimates the fair value of each reporting unit, consistent with the requirements of the fair value measurements accounting standard, generally using a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analyses. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

At December 31, 2024, goodwill amounted to $803.0 million. For a detailed description of the annual goodwill impairment evaluation performed by the Corporation during the third quarter of 2024, refer to Note 14 to the Consolidated Financial Statements.

Pension and Postretirement Benefit Obligations

The Corporation provides pension and restoration benefit plans for certain employees of various subsidiaries. The Corporation also provides certain health care benefits for retired employees of BPPR. The non-contributory defined pension and benefit restoration plans ("the Pension Plans") are frozen with regards to all future benefit accruals.

The estimated benefit costs and obligations of the Pension Plans and Postretirement Health Care Benefit Plan ("OPEB Plan") are impacted by the use of subjective assumptions, which can materially affect recorded amounts, including expected returns on plan assets, discount rates, termination rates, retirement rates and health care trend rates. The Corporation uses an independent actuarial firm for assistance in the determination of the Pension Plans and OPEB Plan costs and obligations. Detailed information on the Plans and related valuation assumptions are included in Note 29 to the Consolidated Financial Statements.

The Corporation periodically reviews its assumption for the long-term expected return on Pension Plans assets. The Pension Plans' assets fair value at December 31, 2024 was $617.2 million. The expected return on plan assets is determined by considering various factors, including a total funds return estimate based on a weighted-average of estimated returns for each asset class in each plan. Asset class returns are estimated using current and projected economic and market factors such as real rates of return, inflation, credit spreads, equity risk premiums and excess return expectations.

As part of the review, the Corporation's independent consulting actuaries performed an analysis of expected returns based on each plan's expected asset allocation for the year 2025 using the Willis Towers Watson US Expected Return Estimator. This analysis is reviewed by the Corporation and used as a tool to develop expected rates of return, together with other data. This forecast reflects the actuarial firm's view of expected long-term rates of return for each significant asset class or economic indicator as of January 1, 2025; for example, 8.7% for large cap stocks, 9.0% for small cap stocks, 8.8% for international stocks, 6.5% for long corporate bonds and 5.8% for long Treasury bonds. A range of expected investment returns is developed, and this range relies both on forecasts and on broad-market historical benchmarks for expected returns, correlations, and volatilities for each asset class.

As a consequence of recent reviews, the Corporation updated its expected return on plan assets for the year 2025 to 5.6% and 6.7% for the Pension Plans. Expected rates of return for the Pension Plan of 5.6% and 6.6% had been used for 2024 and 5.9% and 6.5% had been used for 2023. The expected return can be materially impacted by a change in the plan's asset allocation.

Net Periodic Benefit Cost ("pension expense") for the Pension Plans amounted to $12.5 million in 2024. The total pension expense included a benefit of $34.4 million for the expected return on assets.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return for 2025 from 5.6% to 5.35% would increase the projected 2025 pension expense for the Banco Popular de Puerto Rico Retirement Plan, the Corporation's largest plan, by approximately $1.4 million.

Management believes that the fair value estimates of the Pension Plans assets are reasonable given the valuation methodologies used to measure the investments at fair value as described in Note 27 to the Consolidated Financial Statements. Also, the compositions of the plan assets are primarily in equity and debt securities, which have readily determinable quoted market prices. The Corporation had recorded a pension asset of $33.2 million and a pension liability of $5.8 million at December 31, 2024.

The Corporation uses the spot rate yield curve from the Willis Towers Watson RATE: Link (10/90) Model to discount the expected projected cash flows of the plans. The equivalent single weighted average discount rate ranged from 5.54% to 5.57% for the Pension Plans and 5.65% for the OPEB Plan to determine the benefit obligations at December 31, 2024.

A 50 basis point decrease to each of the rates in the December 31, 2024 Willis Towers Watson RATE: Link (10/90) Model would increase the projected 2025 expense for the Banco Popular de Puerto Rico Retirement Plan by approximately $1.8 million. The change would not affect the minimum required contribution to the Pension Plans.

The OPEB Plan was unfunded (no assets were held by the plan) at December 31, 2024. The Corporation had recorded a liability for the underfunded postretirement benefit obligation of $99.2 million at December 31, 2024.

STATEMENT OF OPERATIONS ANALYSIS
Net Interest Income

Net interest income is the interest earned from loans, debt securities and money market investments, including loan fees, minus the interest cost of deposits and borrowed money. Various risk factors affect net interest income including the economic environment in which we operate, market related events, the mix and size of the earning assets and related funding, changes in volumes, repricing characteristics, loan fees collected, delay charges and interest collected on nonaccrual loans, as well as strategic decisions made by the Corporation's management.

The average key index rates for the years 2024 and 2023 were as follows:

	2024	2023
Prime rate	8.31%	8.19%
SOFR	5.15%	5.00%
Fed funds rate	5.12%	5.20%
3-month Treasury Bill	5.09%	3.59%
10-year Treasury	4.20%	3.45%
FNMA 30-year	5.58%	4.94%

Net interest income for the year ended December 31, 2024 was $2.3 billion, or $150.8 million higher than the same period in 2023. Net interest income, on a taxable equivalent basis for the year ended December 31, 2024 was $2.5 billion compared to $2.3 billion in 2023, an increase of $198.5 million.

Net interest margin in 2024 was 3.24% or 11 basis points higher than the 3.13% reported in 2023. Net interest margin on a taxable equivalent basis in 2024 was 3.49% or 18 basis points higher than the 3.31% reported in 2023. Higher net interest margin for the year 2024 is primarily due to reinvestment in higher yields on the investment securities portfolio and growth in the loan portfolios when compared to 2023. The main factors for the increase in net interest income on a taxable equivalent basis were:

- Higher income from investment securities by $178.4 million driven by higher income from U.S treasuries by $213.5 million driven by the reinvestment of maturities of US T-Notes with higher yields by 94 basis points, partially offset by lower income from mortgage backed securities driven by lower volumes by $695 million and lower yields by 9 basis points and lower interest income from money market investments by $14.4 million driven by lower volume of $411.2 million, due to the funding of loan growth and investment securities;

- Higher interest income from loans by $297.2 million due to:

  - Higher interest income from commercial loans by $145.7 million driven by $1.4 billion in higher average volume due to loan growth at higher yields by 31 bps, offset in part by the re-pricing of adjustable-rate loans and higher interest income from construction loans by $24.5 million due to a higher volume by $283.3 million, mainly in Popular U.S;

  - Higher interest income from auto and lease financing portfolios by $57.8 million driven by a combined higher volume of $380.0 million and an increase in yield by 51 bps and 52 bps on each portfolio, respectively;

  - Higher interest income from consumer loans by $35.4 million resulting from a higher volume by $102.5 million and a higher yield by 79 basis points in credit cards, as well as an increase in yield by 57 basis points in the personal loans portfolio, primarily in BPPR; and

  - Higher interest income from mortgage loans by $33.9 million driven by a higher average volume by $390.8 million and higher yield by 15 basis points.

Partially offset by:

- Higher interest expense on deposits by $286.1 million, or 49 basis points, mainly driven by higher deposits across most deposit products, primarily driven by interest bearing demand deposits of the P.R government by 34 basis points, time deposits by 52 basis points in BPPR mainly driven by repricing of certain P.R. government deposits managed by Corporation's fiduciary services division and costs of deposits in Popular U.S. by 64 basis points.

Table 5 presents the different components of the Corporation's net interest income, on a taxable equivalent basis, for the year ended December 31, 2024, as compared with the same period in 2023, segregated by major categories of interest earning assets and interest-bearing liabilities.

Table 5 – Analysis of Levels & Yields on a Taxable Equivalent Basis from Continuing Operations (Non-GAAP)

Year ended December 31,

Average Volume			Average Yields / Costs				Interest			Variance Attributable to	
2024	2023	Variance	2024	2023	Variance		2024	2023	Variance	Rate	Volume
(In millions)							(In thousands)				
$ 6,641	$ 7,052	$ (411)	5.30%	5.20%	0.10%	Money market investments	$ 352,195	$ 366,625	$ (14,430)	$ 7,241	$ (21,671)
27,955	27,926	29	2.89	2.20	0.69	Investment securities [1]	808,457	615,758	192,699	190,942	1,757
30	32	(2)	5.23	4.32	0.91	Trading securities	1,583	1,376	207	280	(73)
34,626	35,010	(384)	3.36	2.81	0.55	Total money market, investment and trading securities	1,162,235	983,759	178,476	198,463	(19,987)
						Loans:					
17,855	16,469	1,386	6.86	6.55	0.31	Commercial	1,224,856	1,079,171	145,685	52,298	93,387
1,099	816	283	8.81	8.86	(0.05)	Construction	96,778	72,309	24,469	(478)	24,947
1,820	1,650	170	6.90	6.38	0.52	Leasing	125,652	105,309	20,343	8,944	11,399
7,873	7,482	391	5.70	5.55	0.15	Mortgage	448,880	414,992	33,888	11,819	22,069
3,211	3,115	96	13.90	13.19	0.71	Consumer	446,357	410,910	35,447	19,564	15,883
3,843	3,633	210	8.90	8.39	0.51	Auto	342,075	304,660	37,415	19,382	18,033
35,701	33,165	2,536	7.52	7.20	0.32	Total loans	2,684,598	2,387,351	297,247	111,529	185,718
$70,327	$68,175	$2,152	5.47%	4.94%	0.53%	Total earning assets	$3,846,833	$3,371,110	$475,723	$309,992	$165,731
						Interest bearing deposits:					
$25,978	$24,563	$1,415	3.52%	3.10%	0.42%	NOW and money market [2]	$ 913,624	$ 761,647	$151,977	$113,249	$ 38,728
14,498	14,900	(402)	0.91	0.68	0.23	Savings	132,476	101,334	31,142	30,406	736
8,903	7,776	1,127	3.26	2.41	0.85	Time deposits	290,021	187,043	102,978	65,045	37,933
49,379	47,239	2,140	2.71	2.22	0.49	Total interest bearing deposits	1,336,121	1,050,024	286,097	208,700	77,397
15,065	15,307	(242)				Non-interest bearing demand deposits					
64,444	62,546	1,898	2.07	1.68	0.39	Total deposits	1,336,121	1,050,024	286,097	208,700	77,397
84	143	(59)	5.53	5.12	0.41	Short-term borrowings	4,676	7,329	(2,653)	540	(3,193)
962	1,109	(147)	5.22	5.09	0.13	Other medium and long-term debt	50,178	56,430	(6,252)	962	(7,214)
50,425	48,491	1,934	2.76	2.30	0.46	Total interest bearing liabilities (excluding demand deposits)	1,390,975	1,113,783	277,192	210,202	66,990
4,837	4,377	460				Other sources of funds					
$70,327	$68,175	$2,152	1.98%	1.63%	0.35%	Total source of funds	1,390,975	1,113,783	277,192	210,202	66,990
			3.49%	3.31%	0.18%	Net interest margin/ income on a taxable equivalent basis (Non-GAAP)	2,455,858	2,257,327	198,531	$ 99,790	$ 98,741
			2.71%	2.64%	0.07%	Net interest spread					
						Taxable equivalent adjustment	173,570	125,803	47,767		
			3.24%	3.13%	0.11%	Net interest margin/ income non-taxable equivalent basis (GAAP)	$2,282,288	$2,131,524	$150,764		

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and the unrealized loss related to certain securities transferred from available-for-sale to held-to-maturity.

[2] Includes interest bearing demand deposits corresponding to certain government entities in Puerto Rico.

Provision for Credit Losses - Loans Held-in-Portfolio and Unfunded Commitments

For the year ended December 31, 2024, the Corporation recorded a provision for credit losses related to loans held-in-portfolio and unfunded commitments of $256.9 million, compared to $209.7 million for the year ended December 31, 2023. The provision for the loan portfolio for the year 2024 was $258.4 million, an increase of $56.9 million. For the year ended December 31 2024, the Corporation recorded a provision for credit benefit related to unfunded commitments of $1.5 million, mainly driven by lower unfunded commitments at PB. Refer to Note 9 to the Consolidated Financial Statements for details of the movement of the allowance for credit losses. The drivers of the increase in the provision for loan losses by business segments when comparing the year 2024 to the year 2023 were as follows:

- In the BPPR segment, the provision for loans losses increased by $59.0 million, to $253.8 million for the year ended December 31, 2024. The increase was mainly reflected within the consumer and leases portfolios, driven by higher net charge-offs and changes in credit quality. During 2024, the Corporation implemented a new CRE non-owner occupied model, which resulted in lower qualitative reserves for its commercial portfolio. For more information about the new model implemented refer to Note 9.
- In the Popular U.S. segment, the provision for loans losses decreased by $2.1 million when compared to the year 2023, to $4.6 million for the year 2024. The decrease was driven by changes in credit quality and improvements in credit ratings related to the commercial portfolio.

At December 31, 2024, the total allowance for credit losses for loans held-in-portfolio amounted to $746.0 million, compared to $729.3 million as of December 31, 2023. The ratio of the allowance for credit losses to loans held-in-portfolio was 2.01% at December 31, 2024, compared to 2.08% at December 31, 2023. Refer to Note 8 to the Consolidated Financial Statements, for additional information on the Corporation's methodology to estimate its ACL and to the Credit Risk section of this MD&A for a detailed analysis of net charge-offs, non-performing assets, the allowance for credit losses and selected loan losses statistics.

Non-Interest Income

For the year ended December 31, 2024, non-interest income was $658.9 million, an increase of $8.2 million when compared with the previous year. Factors that contributed to the variance in non-interest income were:

- higher other service fees by $14.8 million mainly due to higher debit and credit card fees by $8.5 million, driven by higher customer purchase activity and higher commissions from investment management and advisory fees by $6.9 million; and

- higher service charges on deposit accounts by $3.9 million mainly due to an increase in non-balance compensation in commercial accounts;

partially offset by:

- lower income from equity securities by $5.1 million, mainly due to an unfavorable variance of $2.7 million in the fair value adjustment of equity securities related to the deferred benefits plans, which have an offsetting effect in higher personnel cost, and impairment losses on equity securities of $2.3 million recognized during 2024;

- lower other operating income by $2.5 million, mainly due to the receipt of $5.6 million in insurance claim proceeds in 2023, partially offset by higher service fees on other real estate managed; and

- lower mortgage banking activities by $2.4 million, mainly due to an unfavorable variance in mortgage servicing fees driven by serviced loan portfolio runoff due to the Corporation's determination to retain certain guaranteed loans as held for investment.

Effective December 1, 2024, Popular Auto LLC, a wholly-owned subsidiary of Banco Popular de Puerto Rico, completed the sale of its daily car rental business. Daily rental car units and other related assets totaling approximately $52.1 million in book value were transferred to the purchaser at closing at near book value. Revenues from the car rental business which, included daily rental fees as well the gains from the sale of car rental units, presented as part of Other Operating Income in the accompanying Consolidated Statements of Operation, for the year ended December 31, 2024 amounted to $27.7 million, a decrease of $4.8 million compared to the previous year. Adjusting for the expense savings expected as a result of this transaction, the impact to the consolidated results is not material to the Corporation.

Operating Expenses

Operating expenses for the year ended December 31, 2024 totaled $1.9 billion, including $6.4 million of interest accrued related to prior period tax withholdings and the $14.3 million impact of the FDIC Special Assessment, which for the year 2023 was of $71.4 million. Excluding the effect of these aforementioned items in 2024 and 2023, total expenses for 2024 were $1.8 billion, an increase of $40.3 million, when compared with the previous year. The other factors that contributed to the variance in operating expenses for the year were:

- higher personnel costs by $42.4 million mainly due to higher salaries expenses by $23.9 million as a result of annual salary revisions and an increase in headcount, and higher commissions and incentives, including restricted stock compensation by $13.4 million;

- higher technology and software expenses by $38.4 million mainly due to higher software amortization expenses by $11.7 million, higher IT professional fees of $11.1 million related to the Corporation's transformation initiative, a $9.8 million increase in network management services and an increase of $3.9 million in application processing and hosting services;

- higher other taxes expense by $10.1 million mainly due to an increase in municipal license tax and to the impact of the reversal of $8.2 million in 2023 of regulatory examination fees in BPPR;

- higher business promotion expenses by $7.0 million mainly due to higher credit card customer rewards programs expense reflecting an increase in customer purchase activity; and

- higher other processing and transactional services expenses by $4.6 million mainly due to higher credit and debit card processing expense as a result of higher transactional volumes.

These variances were partially offset by:

- lower professional fees by $35.3 million mainly due to lower legal fees and lower consulting fees related to corporate initiatives;

- a non-cash goodwill impairment of $23.0 million recorded during 2023 in our U.S. based equipment leasing subsidiary due to lower forecasted cash flows and an increase in the rate used to discount cash flows; and

- lower equipment expense by $3.6 million, mainly due to lower rental vehicle fleet depreciation expense as a result of the sale of the car rental business.

Table 6 provides a breakdown of operating expenses by major categories.

Table 6 - Operating Expenses

	Years ended December 31,		
(Dollars in thousands)	2024	2023	2022
Personnel costs:			
Salaries	$ 529,794	$ 505,935	$ 432,910
Commissions, incentives and other bonuses	126,081	112,657	155,889
Pension, postretirement and medical insurance	68,185	67,469	56,085
Other personnel costs, including payroll taxes	96,391	91,984	74,880
Total personnel costs	820,451	778,045	719,764
Net occupancy expenses	111,430	111,586	106,169
Equipment expenses	33,424	37,057	35,626
Other taxes	66,046	55,926	63,603
Professional fees	125,822	161,142	172,043
Technology and software expenses	329,061	290,615	291,902
Processing and transactional services:			
Credit and debit cards	49,301	44,578	45,455
Other processing and transactional services	93,376	93,492	81,690
Total processing and transactional services	142,677	138,070	127,145
Communications	18,899	16,664	14,885
Business promotion:			
Rewards and customer loyalty programs	63,773	59,092	51,832
Other business promotion	38,157	35,834	37,086
Total business promotion	101,930	94,926	88,918
FDIC deposit insurance	54,626	105,985	26,787
Other real estate owned (OREO) income	(18,124)	(15,375)	(22,143)
Other operating expenses:			
Operational losses	27,200	23,505	32,049
All other	71,257	73,774	77,397
Total other operating expenses	98,457	97,279	109,446
Amortization of intangibles	2,938	3,180	3,275
Goodwill impairment charge	—	23,000	9,000
Total operating expenses	$1,887,637	$1,898,100	$1,746,420
Personnel costs to average assets	1.12%	1.09%	0.99%
Operating expenses to average assets	2.57	2.66	2.40
Employees (full-time equivalent)	9,231	9,088	8,813
Average assets per employee (in millions)	$ 7.95	$ 7.84	$ 8.26

Income Taxes

For the year ended December 31, 2024, the Corporation recorded an income tax expense of $182.4 million, compared to $134.2 million for the year 2023. The increase of $48.2 million was attributed to higher income before tax, the $16.5 million tax withholding expense recorded in the first quarter of 2024 related to intercompany distributions for the years 2014-2023, and the additional $6.4 million tax expense related to a distribution completed during that quarter. These variances were partially offset by higher net exempt income.

At December 31, 2024, the Corporation had a net deferred tax asset amounting to $924.8 million, net of a valuation allowance of $456.8 million. The net deferred tax asset related to the U.S. operations was $253.4 million, net of a valuation allowance of $386.9 million.

Refer to Note 34 to the Consolidated Financial Statements for a reconciliation of the statutory income tax rate to the effective tax rate and additional information on the income tax expense and deferred tax asset balances.

Fourth Quarter Operational Results

- For the quarter ended December 31, 2024, the Corporation recorded net income of $177.8 million, compared to net income of $94.6 million for the same quarter of the previous year. Net interest income for the fourth quarter of 2024 amounted to $590.8 million, compared with $534.2 million for the fourth quarter of 2023. The increase of $56.6 million in net interest income was mainly due to higher interest income from loans, due to growth across most portfolios at BPPR and the commercial and construction portfolios in PB combined with higher rates by $9.8 million, lower cost of deposits by $3.5 million, primarily in P.R. Government deposits and online deposits in PB, and higher income from investment securities; partially offset by lower income from money market investments due to lower average balances by $736 million and yields by 67 bps. The net interest margin increased by 27 basis points to 3.35% mainly due to an increase in the yield for loans and investment securities due to higher rates. On a taxable equivalent basis, the net interest margin for the fourth quarter of 2024 was 3.62%, compared to 3.26% for the fourth quarter of 2023.

- The provision for loan losses was $69.1 million for the fourth quarter of 2024, compared to a provision expense of $75.2 million for the same quarter of the previous year. The decrease of $6.1 million was driven by a lower provision expense for loans, mainly attributed to improved credit metrics at the commercial and construction portfolios and the implementation of a new model for CRE non-owner-occupied-loans in Puerto Rico, partially offset by higher provision for the consumer portfolio due to increased delinquencies and NCOs. The reserve release for unfunded commitments was $2.9 million, lower by $6.6 million, mainly due to lower reserve needs for unfunded commitments in PB.

- Non-interest income amounted to $164.7 million for the quarter ended December 31, 2024, compared with $168.7 million for the same quarter in 2023. The decrease of $4.0 million was mainly due to lower income from equity securities by $4.8 million driven by the valuation of securities held for deferred benefit plans, which have an offset effect on personnel costs, partially offset by higher other service fees by $2.7 million, driven by higher commissions from investment management and advisory fees.

- Operating expenses totaled $467.6 million for the quarter ended December 31, 2024, compared with $531.1 million for the same quarter in the previous year. The decrease is mainly related to the $71.4 million FDIC Special Assessment recognized during the fourth quarter of 2023; partially offset by higher personnel costs by $11.1 million due to annual salary revisions and higher incentive compensation.

- For the quarter ended December 31, 2024, the Corporation recorded an income tax expense of $43.9 million, compared with an income tax benefit of $1.5 million for the same quarter of 2023. The unfavorable variance was mostly attributed to a higher income before tax, mainly due to the FDIC Special Assessment recorded in the fourth quarter of 2023.

REPORTABLE SEGMENT RESULTS

The Corporation's reportable segments for managerial reporting purposes consist of Banco Popular de Puerto Rico and Popular U.S. A Corporate group has been defined to support the reportable segments.

For a description of the Corporation's reportable segments, including additional financial information and the underlying management accounting process, refer to Note 36 to the Consolidated Financial Statements.

The Corporate group reported a net loss of $19.0 million for the year ended December 31, 2024, compared with a net income of $13.3 million for the previous year. The negative variance was primarily the result of the $22.9 million adjustment to recognize the tax impact, including the related interest, associated with prior period intercompany distributions, and the additional $6.5 million recognized for the tax impact related to intercompany distributions paid during the first quarter of 2024.

Highlights on the earnings results for the reportable segments are discussed below:

Banco Popular de Puerto Rico

The Banco Popular de Puerto Rico reportable segment's net income amounted to $555.7 million for the year ended December 31, 2024, compared with $472.0 million for the year ended December 31, 2023. The principal factors that contributed to the variance in the financial results included the following:

- Higher net interest income by $144.9 million due to higher interest income from loans by $225.7 million, or 31 basis points, driven by higher average balances resulting primarily from portfolio growth in the commercial, auto and personal loans by 31 basis points, and higher interest income from money market and investment securities by $69.9 million, or 34 basis points; due to the re-investment of maturities in higher yielding securities, mainly U.S. Treasuries; partially offset by higher interest expense on deposits by $149.9 million, or 37 basis points; mainly due to higher costs of P.R. government deposits. The BPPR segment's net interest margin was 3.43% for 2024 compared with 3.20% for the same period in 2023;

- A provision for loan losses of $253.6 million in 2024, compared to $195.1 million for the year ended 2023, or an unfavorable variance of $58.5 million, due to the consumer portfolios, driven by higher net charge-offs and higher loan balances in addition to higher reserves for credit card and leasing portfolios, driven by changes in credit quality; During 2024, the Corporation implemented a new CRE non-owner occupied model, which resulted in lower qualitative reserves for its commercial portfolio;

- A higher provision for unfunded commitments by $1.4 million driven by the commercial portfolio;

- Higher non-interest income by $9.6 million mainly due to:
  - Higher other service fees by $12.3 million due to higher debit and credit card fees by $8.2 million as result of higher volume of transactions; and
  - Higher service charges on deposit accounts by $3.9 million principally due to higher fees from non-balance compensation in commercial deposits.

  partially offset by
  - Lower mortgage banking activities by $2.5 million mainly due to an unfavorable variance of $2.6 million in mortgage service fees, driven by portfolio runoff, due to the Corporation's determination to retain certain guaranteed loans as held for investment;. and
  - Lower other operating income by $2.7 million mostly

due to an insurance policy reimbursement gain on 2023.

- Lower operating expenses by $0.5 million, mainly due to:
  - Lower FDIC deposit insurance expense by $49.0 million due to FDIC Special Assessment expense of $12.7 million in the year 2024, compared to $63.5 million in 2023;
  - Lower professional fees by $20.4 million mainly due to lower legal expenses and lower consulting fees associated with several corporate initiatives;
  - Lower equipment expenses by $3.8 million mainly due to a decrease in daily rental vehicle fleet depreciation as a result of the sale of the daily car rental business; and
  - Higher net recoveries from OREO by $2.9 million mainly due to an increase in gains from the sale of residential and commercial OREO properties;

  Partially offset by:
  - Higher personnel costs by $30.1 million due to annual salary revisions, an increase in headcount; and higher commissions and incentives, including restricted share compensation;
  - Higher technology and software expenses by $21.9 million mainly due to higher amortization of software, higher IT consulting fees, higher network management fees and higher application and hosting services;
  - Higher other taxes expenses by $9.9 million mainly due to an increase in municipal license tax and the impact of the reversal of $8.2 million in 2023 of regulatory examination fees;
  - Higher business promotions by $6.1 million mainly due to higher credit cards customer rewards expense as a result of an increase in customer purchase activity, and higher advertising and sponsorship expenses; and
  - Higher processing and transactional services by $4.8 million mainly due to higher credit and debit card processing expense due to higher transaction volume.

- Higher income tax expense. by $10.8 million due to higher income before tax, partially offset by higher exempt income.

Popular U.S.

For the year ended December 31, 2024, Popular U.S. reported net income of $77.6 million, compared with a net income of $56.3 million for the year ended December 31, 2023. The principal factors that contributed to the variance in the financial results included the following:

- Higher net interest income by $5.4 million mainly due to higher interest income from loans by $68.8 million, or

33 basis points, mainly from growth in the commercial and construction portfolio with higher yields, and higher income from money market and investment securities by $57.5 million, or 59 basis points, due to re-investment in higher yields, mainly due to higher cost of deposits by 64 basis points; partially offset by higher interest expense on deposits by $124.6 million mainly due to higher average balances of high cost deposits, primarily time deposit through the online channel. The Popular U.S. reportable segment's net interest margin was 2.66% for 2024 compared with 2.98% for the same period in 2023;

- A favorable variance of $2.1 million on the provision for loan losses, mainly due to a lower provision in the construction and consumer portfolios, partially offset by an increase in provision for the mortgage and commercial portfolios, reflective of changes in credit quality;

- A favorable variance of $11.1 million in the provision for unfunded commitments mainly related to the construction portfolio;

- Higher non-interest income by $1.4 million mainly due to higher insurance fees; and

- Lower operating expenses by $16.7 million mainly due to:

  - The impact of the $23.0 million goodwill impairment charge recorded in 2023 related to our U.S. based leasing subsidiary;

  - Lower FDIC deposit insurance expense by $2.3 million due to the lower FDIC Special Assessment expense of $1.6 million in the year 2024, compared to $7.9 million in 2023, partially offset by a higher assessment rate in 2024; and

  - Lower occupancy expense by $1.8 million due to a decrease in amortization mainly due to early termination of contracts in the year 2023;

  Partially offset by:

  - Higher other expenses by $6.7 million due to higher charges allocated from the Corporate segment group; and

  - Higher personnel costs by $2.0 million due to annual salary revisions and an increase in headcount;

- Higher income tax expense by $15.4 million due mainly due to higher pre-tax income.

STATEMENT OF FINANCIAL CONDITION ANALYSIS
Assets
The Corporation's total assets were $73.0 billion at December 31, 2024, compared to $70.8 billion at December 31, 2023. Refer to the Corporation's Consolidated Statements of Financial Condition at December 31, 2024 and 2023 included in this Form 10-K for additional information. Also, refer to the

Statistical Summary 2024-2023 in this MD&A for Condensed Statements of Financial Condition.

Money market investments and debt securities
Money market investments decreased by $617.9 million at December 31, 2024, when compared to December 31, 2023. This was mainly driven by use of funding for loan growth. Debt securities available-for-sale increased $1.5 billion, mainly due to reinvestment in U.S. Treasury Securities. Debt securities held-to-maturity decreased by $436.3 million driven by maturities and paydowns, partially offset by the amortization of $179.6 million of the discount related to U.S. Treasury securities previously reclassified from available-for-sale ("AFS") to held-to-maturity ("HTM"). Refer to Notes 5 and 6 to the Consolidated Financial Statements for additional information with respect to the Corporation's debt securities available-for-sale and held-to-maturity.

Loans
Refer to Table 7 for a breakdown of the Corporation's loan portfolio. Also, refer to Note 7 to the Consolidated Financial Statements for detailed information about the Corporation's loan portfolio composition and loan purchases and sales.

Loans held-in-portfolio increased by $2.0 billion to $37.1 billion at December 31, 2024, mainly due to growth in the commercial portfolio of $952.4 million, reflected at both BPPR and PB by $785.5 million and $166.9 million, respectively, growth in mortgage loans at BPPR by $418.1 million, as the Corporation continued to retain in portfolio FHA-guaranteed mortgage loan originations, and growth in construction loans at PB by $262.1 million. Consumer loans at BPPR increased by $228.5 million in the aggregate, including credit cards and auto loans.

The Corporation's $5.3 billion non-owner occupied commercial real estate portfolio is comprised of $3.2 billion in Puerto Rico and $2.1 billion in the U.S. and is well diversified across a number of tenants in different industries and segments with exposure to retail (33% of non-owner occupied CRE), hotels (19%) and office space (13%) accounting for two thirds of the total exposure. With approximate $714 million, CRE office space loan exposure represents only 1.9% of the total loan portfolio and it is comprised mainly of mid-rise properties with diversified tenants with average loan size of $2.4 million across both the U.S. and Puerto Rico.

Popular's $2.4 billion commercial multi-family portfolio represents approximately 6% of the total loan portfolio, which is concentrated in the New York Metro ($1.5 billion), South Florida ($672 million) and Puerto Rico ($216 million) geographic regions. In the New York Metro region, the Corporation has no exposure to rent controlled buildings. The rent stabilized units represent less than 40% of the total units in the loan portfolio and the majority are from vintages after 2019.

Refer to Note 8 to the Consolidated Financial Statements for additional information on delinquency, asset quality and origination vintage information of these loan segments. Table 7 provides a breakdown of loan balance per portfolio.

Table 7 - Loans Ending Balances

(In thousands)	December 31, 2024	December 31, 2023	Variance
Loans held-in-portfolio:			
Commercial			
Commercial multi-family	$ 2,399,620	$ 2,415,620	$ (16,000)
Commercial real estate non-owner occupied	5,363,235	5,087,421	275,814
Commercial real estate owner occupied	3,157,746	3,080,635	77,111
Commercial and industrial	7,741,562	7,126,121	615,441
Total Commercial	18,662,163	17,709,797	952,366
Construction	1,263,792	959,280	304,512
Leasing	1,925,405	1,731,809	193,596
Mortgage	8,114,183	7,695,917	418,266
Consumer			
Credit cards	1,218,079	1,135,747	82,332
Home equity lines of credit	73,571	65,953	7,618
Personal	1,855,244	1,945,247	(90,003)
Auto	3,823,437	3,660,780	162,657
Other	171,778	160,441	11,337
Total Consumer	7,142,109	6,968,168	173,941
Total loans held-in-portfolio	$37,107,652	$35,064,971	$2,042,681
Loans held-for-sale:			
Mortgage	$ 5,423	$ 4,301	$ 1,122
Total loans held-for-sale	$ 5,423	$ 4,301	$ 1,122
Total loans	$37,113,075	$35,069,272	$2,043,803

Other assets

Other assets amounted to $1.8 billion at December 31, 2024, a decrease of $216.8 million compared to $2.0 billion at December 31, 2023. The variance was mainly driven by a decrease of $161.4 million in cash receivable from the maturities of investment securities. Refer to Note 13 to the Consolidated Financial Statements for a breakdown of the principal categories that comprise the caption of "Other Assets" in the Consolidated Statements of Financial Condition at December 31, 2024 and 2023.

Liabilities

The Corporation's total liabilities were $67.4 billion at December 31, 2024, an increase of $1.8 billion compared to $65.6 billion at December 31, 2023, mainly due to an increase in deposits as discussed below. Refer to the Corporation's Consolidated Statements of Financial Condition included in this Form 10-K.

Deposits and Borrowings
Deposits

The Corporation's deposits totaled $64.9 billion at December 31, 2024, compared to $63.6 billion at December 31, 2023. This increase of $1.3 billion was mainly in Puerto Rico, driven by P.R. Government deposits as well as time deposits at PB.

Excluding P.R. Government deposits, as of December 31, 2024, deposits amounted to $45.4 billion, compared to $45.6 billion as of December 31, 2023. This $0.2 billion decrease included a reduction of approximately $0.4 billion in savings, NOW and money market deposits and of $0.3 billion in non-interest-bearing deposits, partially offset by a $0.5 billion increase in higher cost interest-bearing deposits, mainly related to time deposits in Popular Bank.

In BPPR, deposit balances, excluding P.R government funds, have been impacted during 2023 and 2024 by outflows driven by changes in client behavior, mainly by commercial and affluent retail clients seeking products that provide for high rates in the current rate environment, along with significant spending and use of balances including the retail client base, which had experienced an increase in average deposit balances since the pandemic driven by U.S. government incentives, tax refunds and increased average wages. Notwithstanding this decrease in total balances, average retail deposit balances per retail client at BPPR are still higher than pre-pandemic levels.

P.R. Government deposits amounted to $19.5 billion at December 31, 2024, compared to $18.1 billion at December 31, 2023. The receipt by the Puerto Rico Government of additional federal assistance, and seasonal tax collections, could increase public deposit balances at BPPR in the near term. However, the rate at which public deposit balances may change is uncertain and difficult to predict. The amount and timing of any such change is likely to be impacted by, for example, the level of federal assistance and speed at which any federal assistance is distributed, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board"). Additionally, the Trump Administration is conducting a review of federal funding, which could entail a reduction in federal funding available for Puerto Rico.

Approximately 30% of the Corporation's deposits are public fund deposits from the Government of Puerto Rico, municipalities and government instrumentalities and corporations ("public funds"). These public funds deposits are indexed to short-term market rates and generally fluctuate in cost with changes in those rates with a one-quarter lag, in accordance with contractual terms. As a result, these deposits' costs have tipically lagged variable asset repricing. These deposits require that the bank pledge high credit quality securities as collateral; therefore, liquidity risks arising from public sector deposit outflows are lower. Refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Refer to Table 8 for a breakdown of the Corporation's deposits at December 31, 2024 and 2023.

Table 8 - Deposits Ending Balances

(In thousands)	December 31, 2024	December 31, 2023	Variance
Deposits excluding P.R. government deposits:			
Demand deposits	$15,139,555	$15,419,624	$ (280,069)
Savings, NOW and money market deposits (non-brokered)	21,177,506	21,541,261	(363,755)
Savings, NOW and money market deposits (brokered)	736,225	719,453	16,772
Time deposits (non-brokered)	7,476,924	6,914,035	562,889
Time deposits (brokered CDs)	890,704	955,754	(65,050)
Sub-total deposits excluding P.R. government deposits	45,420,914	45,550,127	(129,213)
P.R. government deposits:			
Demand deposits [1]	11,730,273	12,159,430	(429,157)
Savings, NOW and money market deposits (non-brokered)	7,087,904	5,276,583	1,811,321
Time deposits (non-brokered)	645,254	632,103	13,151
Sub-total P.R. government deposits	19,463,431	18,068,116	1,395,315
Total deposits	$64,884,345	$63,618,243	$1,266,102

[1]   Includes interest bearing demand deposits.

Borrowings

The Corporation's borrowings amounted to $1.2 billion at December 31, 2024, compared to $1.1 billion at December 31, 2023. The increase was mainly due to FHLB advances balances which increase by $133.1 million, including short and long term borrowings, partially offset by lower repurchase commitments. Refer to Note 16 to the Consolidated Financial Statements for detailed information on the Corporation's borrowings. Also, refer to the Liquidity section in this MD&A for additional information on the Corporation's funding sources.

Stockholders' Equity

Stockholders' equity totaled $5.6 billion at December 31, 2024, an increase of $0.5 billion when compared to December 31, 2023. The increase was principally due to net income for the year ended December 31, 2024 of $614.2 million, coupled with

the change in accumulated other comprehensive loss driven by the amortization of unrealized losses from securities previously reclassified to HTM of $143.7 million, net of taxes, and the decrease in net unrealized losses in the portfolio of AFS securities of $74.3 million, partially offset by an increase in Treasury Stock mainly due to the repurchases of 2,256,420 shares of common stock for $217.3 million during the year as part of the previously announced $500 million share repurchase authorization, and by declared dividends of $183.9 million and $1.4 million on common stock and preferred stock, respectively. Refer to the Consolidated Statements of Financial Condition, Comprehensive Income and Changes in Stockholders' Equity for information on the composition of stockholders' equity. Also, refer to Note 21 to the Consolidated Financial Statements for a detail of accumulated other comprehensive income (loss), an integral component of stockholders' equity.

The composition of the Corporation's financing to total assets at December 31, 2024 and 2023 is included in Table 9.

Table 9 - Financing to Total Assets

(Dollars in millions)	December 31, 2024	December 31, 2023	% (decrease) increase from 2023 to 2024	% of total assets 2024	2023
Non-interest bearing core deposits	$15,139	$15,420	(1.8)%	20.7%	21.8%
Interest-bearing core deposits	44,622	43,571	2.4	61.1	61.6
Interest-bearing other deposits	5,123	4,627	10.7	7.0	6.5
Repurchase agreements	55	91	(39.6)	0.1	0.1
Other short-term borrowings	225	–	N.M.	0.3	–
Notes payable	896	987	(9.2)	1.2	1.4
Other liabilities	1,372	915	50.0	1.9	1.3
Stockholders' equity	5,613	5,147	9.1	7.7	7.3

CAPITAL

Regulatory Capital

The Corporation and its bank subsidiaries are subject to capital adequacy standards established by the Federal Reserve Board. The risk-based capital standards applicable to Popular, Inc., BPPR and PB, are based on the final capital framework of Basel III. The Basel III capital rules include a "Common Equity Tier 1" ("CET1") capital ratio and define Tier 1 capital as CET1 plus "Additional Tier 1 Capital" instruments meeting specified requirements. Note 20 to the Consolidated Financial Statements presents further information on the Corporation's regulatory capital requirements, including the regulatory capital ratios of BPPR and PB.

An institution is considered "well-capitalized" if it maintains a total capital ratio of 10%, a Tier 1 capital ratio of 8%, a CET1 capital ratio of 6.5% and a leverage ratio of 5%. The Corporation's ratios presented in Table 10 show that the Corporation was "well capitalized" for regulatory purposes, the highest classification, under Basel III for years 2024 and 2023. BPPR and PB were also well-capitalized for all the years presented.

The Basel III Capital Rules also require an additional 2.5% "capital conservation buffer", composed entirely of CET1, on top of minimum risk-weighted asset ratios, which excludes the leverage ratio. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. Popular, BPPR and PB are required to maintain this additional capital conservation buffer of 2.5% of CET1, resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

Table 10 presents the Corporation's capital adequacy information for the years 2024 and 2023.

Table 10 - Capital Adequacy Data

	At December 31,	
(Dollars in thousands)	2024	2023
Risk-based capital:		
Common Equity Tier 1 capital	$ 6,262,792	$ 6,053,315
Additional Tier 1 Capital	22,143	22,143
Tier 1 capital	$ 6,284,935	$ 6,075,458
Supplementary (Tier 2) capital	683,268	658,507
Total capital	$ 6,968,203	$ 6,733,965
Total risk-weighted assets	$39,073,462	$37,146,330
Adjusted average quarterly assets	$72,593,464	$71,353,184
Ratios:		
Common Equity Tier 1 capital	16.03%	16.30%
Tier 1 capital	16.08	16.36
Total capital	17.83	18.13
Leverage ratio	8.66	8.51
Average equity to assets [1]	9.61	9.27
Average tangible equity to assets [1]	8.60	8.19

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities

The decrease in the CET1 capital ratio, Tier 1 capital ratio and, total capital ratio as of December 31, 2024, compared to December 31, 2023, was due primarily to an increase in risk weighted assets as a result of loan growth in the commercial loans held-in-portfolio, and the repurchase of shares under the common stock repurchase authorization plan, partially offset by the annual earnings. The increase in the leverage capital ratio was mainly due to the increase in capital driven by the annual earnings, partially offset by an increase in average total assets.

Pursuant to the adoption of CECL on January 1, 2020, the Corporation elected to use the five-year transition period option as provided in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of CECL on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefits provided during the initial two-year delay. As of December 31, 2024, the Corporation had phased-in 75% of the cumulative CECL deferral with the remaining impact to be recognized over the next year. In the first quarter of 2025, the Corporation will phase in all of the cumulative deferral.

Table 11 reconciles the Corporation's total common stockholders' equity to common equity Tier 1 capital.

Table 11 - Reconciliation Common Equity Tier 1 Capital

	At December 31,	
(Dollars in thousands)	2024	2023
Common stockholders' equity	$5,633,298	$5,209,561
AOCI related adjustments due to opt-out election	1,589,875	1,831,003
Goodwill, net of associated deferred tax liability (DTL)	(657,181)	(666,538)
Intangible assets, net of associated DTLs	(6,826)	(9,764)
Deferred tax assets and other deductions	(296,374)	(310,947)
Common equity tier 1 capital	$6,262,792	$6,053,315
Common equity tier 1 capital to risk-weighted assets	16.03%	16.30%

Reconciliation to Tangible Common Equity and Tangible Assets

Table 12 provides a reconciliation of total stockholders' equity to tangible common equity and total assets to tangible assets at December 31, 2024 and 2023.

Table 12 - Reconciliation of Tangible Common Equity and Tangible Assets

	At December 31,	
(In thousands, except share or per share information)	**2024**	**2023**
Total stockholders' equity	$ 5,613,066	$ 5,146,953
Less: Preferred stock	(22,143)	(22,143)
Less: Goodwill	(802,954)	(804,428)
Less: Other intangibles	(6,826)	(9,764)
Total tangible common equity	$ 4,781,143	$ 4,310,618
Total assets	$73,045,383	$70,758,155
Less: Goodwill	(802,954)	(804,428)
Less: Other intangibles	(6,826)	(9,764)
Total tangible assets	$72,235,603	$69,943,963
Tangible common equity to tangible assets	6.62%	6.16%
Common shares outstanding at end of period	70,141,291	72,153,621
Tangible book value per common share	$ 68.16	$ 59.74
	Year-to-date average	
Total stockholders' equity [1]	$ 6,480,598	$ 5,853,276
Average unrealized (gains) losses on AFS securities transferred to HTM	572,595	747,327
Adjusted total stockholder's equity	7,053,193	6,600,603
Less: Preferred Stock	(22,143)	(22,143)
Less: Goodwill	(804,423)	(821,567)
Less: Other intangibles	(8,366)	(11,473)
Total tangible common equity	$ 6,218,261	$ 5,745,420
Average return on tangible common equity	9.85%	9.40%

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale.

RISK MANAGEMENT

Market / Interest Rate Risk

The Corporation's assets that are mainly subject to market valuation risk are debt securities classified as available-for-sale. Refer to Notes 5 and 6 to the Consolidated Financial Statements for further information on the debt securities available-for-sale and held-to-maturity portfolios. Debt securities classified as available-for-sale and held-to-maturity amounted to $18.2 billion and $7.8 billion, respectively, as of December 31, 2024. Other assets subject to market risk include loans held-for-sale, which amounted to $5 million, mortgage servicing rights ("MSRs") which amounted to $108 million, and securities classified as "trading", which amounted to $33 million, each as of December 31, 2024.

Interest Rate Risk ("IRR")

The Corporation's net interest income is subject to various categories of interest rate risk, including repricing, basis, yield curve and option risks. In managing interest rate risk, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives.

Management utilizes various tools to assess IRR, including Net Interest Income ("NII") simulation modeling, static gap analysis, and Economic Value of Equity ("EVE") to monitor the risk arising from the dynamic characteristics of assets and liabilities subject to IRR. The three methodologies complement each other and are used jointly in the evaluation of the Corporation's IRR. NII simulation modeling is prepared for a five-year period, which in conjunction with the EVE analysis, provides management a better view of long-term IRR.

Net interest income simulation analysis performed by legal entity and on a consolidated basis is used to estimate the potential change in net interest income resulting from hypothetical changes in interest rates. Sensitivity analysis is calculated using a simulation model which incorporates actual balance sheet figures detailed by maturity and interest yields or costs.

Management assesses interest rate risk by comparing various NII simulations under different interest rate scenarios to assess the, degree of change and the projected shape of the yield curve. Management also performs analyses to isolate and measure basis and prepayment risk exposures. These models are periodically monitored. Assumptions are validated by management and are subject to independent validations according to the Corporations' Model Governance Policy.

The Corporation processes NII simulations under interest rate scenarios in which the yield curve is assumed to rise and decline by the same magnitude (parallel shifts). The rate scenarios considered in these market risk simulations include instantaneous parallel changes of -100, -200, +100, and +200 basis points during the succeeding twelve-month period. Assumptions included in these analyses include that the balance sheet remains flat, relative levels of market interest rates across all yield curve points and indexes, interest rate spreads, loan prepayments and deposit elasticity. Thus, they should not be relied upon as indicative of actual results and do not contemplate actions that management may engage in as a response to future changes in interest rates. Additionally, the Corporation is also subject to the risk inherent in the use of different rate indexes for the repricing of assets and liabilities, as well the risk of pricing lags due to contractual or timing differences between the market and management response to changes in the rate environment. These forward-looking computations are management's best estimate based on known and available information and actual results may differ. The following table presents the results of the simulations at December 31, 2024 and December 31, 2023, assuming a static balance sheet and parallel changes over flat spot rates over a one-year time horizon:

Table 13 - Net Interest Income Sensitivity (One Year Projection)

	December 31, 2024		December 31, 2023	
(Dollars in thousands)	Amount Change	Percent Change	Amount Change	Percent Change
Change in interest rate				
+200 basis points	44,747	1.78	20,822	0.92
+100 basis points	22,917	0.91	11,496	0.51
-100 basis points	9,157	0.36	19,589	0.87
-200 basis points	588	0.02	16,971	0.75

As of December 31, 2024, NII simulations show the Corporation maintains an asset sensitive position that is slightly more pronounced in the rising rates scenarios and closer to neutral in the declining scenarios. Sensitivity variation and the resulting sensitivity profile are mainly driven by changes in balance sheet composition, including those of short-term U.S Treasury Bills ("T- Bills"), and higher loan balances, partially offset by higher market-linked Puerto Rico public sector deposits, changes in the composition and mix of deposits and a reduction in overnight Fed Funds. During the year ended on December 31, 2024, the Corporation began to reinvest excess reserves and some of the proceeds of the maturing portfolio into U.S Treasury Notes. In more severe declining rate scenarios, the negative impact on net interest income due to the repricing of short-term assets and variable rate loans would slightly exceed the benefit in cost reduction of these deposits. In rising rate scenarios, Popular's net interest income would also be impacted due to its large proportion of Puerto Rico public sector deposit, however the repricing of assets as they either reset or mature would lead to an increase in net interest income.

The Corporation's loan and investment portfolios are subject to prepayment risk. Prepayment risk also could have a significant impact on the duration of mortgage-backed securities and collateralized mortgage obligations.

Table 14 - Interest Rate Sensitivity

				At December 31, 2024					
				By repricing dates					
(Dollars in thousands)	0-30 days	Within 31 - 90 days	After three months but within six months	After six months but within nine months	After nine months but within one year	After one year but within two years	After two years	Non-interest bearing funds	Total
Assets:									
Money market investments	$ 6,380,948	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 6,380,948
Investment and trading securities	3,147,704	5,522,542	1,130,420	1,088,564	1,085,066	4,512,035	9,994,313	(240,984)	26,239,660
Loans	6,357,761	3,540,568	1,677,662	1,572,269	1,626,334	5,779,141	16,624,354	(65,014)	37,113,075
Other assets	–	–	–	–	–	–	–	3,311,700	3,311,700
Total	15,886,413	9,063,110	2,808,082	2,660,833	2,711,400	10,291,176	26,618,667	3,005,702	73,045,383
Liabilities and stockholders' equity:									
Savings, NOW and money market and other interest bearing demand deposits	21,117,523	770,171	1,080,690	998,427	923,742	3,069,864	12,771,491	–	40,731,908
Certificates of deposit	2,116,171	1,265,842	1,282,371	841,625	705,275	1,033,226	1,768,372	–	9,012,882
Federal funds purchased and assets sold under agreements to repurchase	27,516	27,317	–	–	–	–	–	–	54,833
Other short-term borrowings	225,000	–	–	–	–	–	–	–	225,000
Notes payable	63,522	–	25,000	25,000	30,692	74,500	677,579	–	896,293
Non-interest bearing deposits	–	–	–	–	–	–	–	15,139,555	15,139,555
Other non-interest bearing liabilities	–	–	–	–	–	–	–	1,371,846	1,371,846
Stockholders' equity	–	–	–	–	–	–	–	5,613,066	5,613,066
Total	$23,549,732	$2,063,330	$2,388,061	$1,865,052	$1,659,709	$ 4,177,590	$15,217,442	$ 22,124,467	$73,045,383
Interest rate sensitive gap	(7,663,319)	6,999,780	420,021	795,781	1,051,691	6,113,586	11,401,225	(19,118,765)	–
Cumulative interest rate sensitive gap	(7,663,319)	(663,539)	(243,518)	552,263	1,603,954	7,717,540	19,118,765	–	–
Cumulative interest rate sensitive gap to earning assets	(10.94)%	(0.95)%	(0.35)%	0.79%	2.29%	11.02%	27.30%	–	–

Table 15, which presents the maturity distribution of earning assets, takes into consideration prepayment assumptions.

Table 15 - Maturity Distribution of Earning Assets

	As of December 31, 2024							
		Maturities						
		After one year through five years		After five years through fifteen years		After fifteen years		
(In thousands)	One year or less	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Fixed interest rates	Variable interest rates	Total
Money market securities	$ 6,380,948	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,380,948
Investment and trading securities	11,902,679	12,608,711	7,219	1,555,836	2,705	—	—	26,077,150
Loans:								
Commercial	5,873,664	6,540,347	4,232,149	1,175,746	717,934	100,561	21,762	18,662,163
Construction	777,708	132,307	291,730	(3,312)	65,359	—	—	1,263,792
Leasing	564,869	1,348,636	—	11,900	—	—	—	1,925,405
Consumer	1,873,112	3,901,605	303,044	229,603	732,358	2,037	100,350	7,142,109
Mortgage	577,552	2,163,670	182,220	4,265,627	74,603	855,849	85	8,119,606
Subtotal loans	9,666,905	14,086,565	5,009,143	5,679,564	1,590,254	958,447	122,197	37,113,075
Total earning assets	$27,950,532	$26,695,276	$5,016,362	$7,235,400	$1,592,959	$958,447	$122,197	$69,571,173

Note: Equity securities available-for-sale and other investment securities, including Federal Reserve Bank stock and Federal Home Loan Bank stock held by the Corporation, are not included in this table. Loans held-for-sale have been allocated according to the expected sale date.

Trading

The Corporation engages in trading activities in the ordinary course of business at its subsidiaries, BPPR, PB and Popular Securities. Popular Securities' trading activities consist primarily of market-making activities to meet expected customers' needs related to its retail brokerage business, and purchases and sales of U.S. Government and government sponsored securities with the objective of realizing gains from expected short-term price movements. BPPR's trading activities consist primarily of holding U.S. Government sponsored mortgage-backed securities and economic hedges of the related market risk with "TBA" (to-be-announced) market transactions. In addition, BPPR uses forward contracts or TBAs that have characteristics similar to that of the forecasted security and its conversion timeline to hedge its securitization pipeline. PB's trading activities consist primarily of economic hedges of the related market risk with "TBA" (to-be-announced) market transactions.

At December 31, 2024, the Corporation held trading securities with a fair value of $33 million, representing approximately 0.05% of the Corporation's total assets, compared with $32 million and 0.05%, respectively, at December 31, 2023. As shown in Table 16, the trading portfolio consists principally of mortgage-backed securities and U.S. Treasuries, which at December 31, 2024 were investment grade securities.

Table 16 - Trading Portfolio

	December 31, 2024		December 31, 2023	
(Dollars in thousands)	Amount	Weighted Average Yield[1]	Amount	Weighted Average Yield[1]
Mortgage-backed securities	$29,116	5.54%	$14,373	5.69%
U.S. Treasury securities	2,824	3.28	16,859	4.29
Collateralized mortgage obligations	655	5.20	98	5.21
Puerto Rico government obligations	55	0.57	71	0.91
Interest-only strips	133	12.00	167	12.00
Other (includes related trading derivatives)	48	5.95	—	—
Total	$32,831	5.36%	$31,568	4.96%

[1] Not on a taxable equivalent basis.

The Corporation's trading activities are limited by internal policies. For each of the three subsidiaries, the market risk assumed under trading activities is measured by the 5-day net value-at-risk ("VAR"), with a confidence level of 99%. The VAR measures the maximum estimated loss that may occur over a 5-day holding period, given a 99% probability.

The Corporation's trading portfolio had a 5-day VAR of approximately $0.6 million for the last week of December 2024. There are numerous assumptions and estimates associated with VAR modeling, and actual results could differ from these assumptions and estimates. Back testing is performed to compare actual results against maximum estimated losses, in order to evaluate model and assumptions accuracy.

The size and composition of the trading portfolio does not represent a significant source of market risk for the Corporation.

Foreign Exchange

The Corporation holds an interest in BHD León in the Dominican Republic, which is an investment accounted for under the equity method. The Corporation's carrying value of the equity interest in BHD León approximated $239.5 million at December 31, 2024. This business is conducted in the country's foreign currency. The resulting foreign currency translation adjustment, from operations for which the functional currency is other than the U.S. dollar, is reported in accumulated other comprehensive income (loss) in the consolidated statements of condition, except for highly-inflationary environments in which the effects would be included in the consolidated statements of operations. At December 31, 2024, the Corporation had approximately $71 million in an unfavorable foreign currency translation adjustment as part of accumulated other comprehensive income (loss), compared with an unfavorable adjustment of $ 65 million at December 31, 2023 and $ 57 million at December 31, 2022.

Liquidity

Liquidity Risk Management Process

The Corporation has adopted policies and limits to monitor the Corporation's liquidity position and that of its banking subsidiaries. Refer to the Enterprise Risk Management section of Management's Discussion and Analysis included in this Form 10-K for information on the approval of policies to manage liquidity risk. Additionally, contingency funding plans are used to model various stressful events of different magnitudes that affect different time horizons, to assist management in evaluating the size of the liquidity buffers needed if those stress events occur. However, such models may not predict accurately how the market and customers might react to every event and are dependent on many assumptions. The objective of effective liquidity management is to ensure that the Corporation has sufficient liquidity to meet all of its financial obligations, finance expected future growth, fund planned capital distributions and maintain a reasonable safety margin for cash needs under both normal and stressed market conditions.

Sources of Liquidity

Deposits, including customer deposits, brokered deposits and public funds deposits, continue to be the most significant source of funds for the Corporation, representing 89% and 90% of funding of the Corporation's total assets at December 31, 2024 and December 31, 2023, respectively. The ratio of total ending loans to deposits was 57% at December 31, 2024 and 55% at December 31, 2023. In addition to traditional deposits, the Corporation maintains borrowing arrangements, which amounted to approximately $1.2 billion in outstanding balances at December 31, 2024 (December 31, 2023 - $1.1 billion). A detailed description of the Corporation's borrowings, including their terms, is included in Note 16 to the Consolidated Financial Statements. Also, the Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements provide information on the Corporation's cash inflows and outflows.

The following sections provide further information on the Corporation's major funding activities and needs, as well as the risks involved in these activities.

Banking Subsidiaries

Primary sources of funding for the Corporation's banking subsidiaries (BPPR and PB or, collectively, "the banking subsidiaries") include retail, commercial and public sector deposits, brokered deposits, unpledged investment securities, mortgage loan securitization and, to a lesser extent, loan sales. In addition, the Corporation maintains borrowing facilities with the FHLB and at the discount window of the Federal Reserve Bank of New York (the "FRB") and has a considerable amount of collateral pledged that can be used to raise funds under these facilities.

During the fourth quarter of 2024 the Corporation had no material incremental use of its available liquidity sources. At December 31, 2024, the Corporation's available liquidity increased to $ 21.6 billion from $19.5 billion on December 31, 2023. The liquidity sources of the Corporation at December 31, 2024 are presented in Table 17 below:

Table 17 - Liquidity Sources

(In thousands)	December 31, 2024			December 31, 2023		
	BPPR	Popular U.S.	Total	BPPR	Popular U.S.	Total
Unpledged securities and unused funding sources:						
Money market (excess funds at the Federal Reserve Bank)	$ 4,882,358	$1,488,857	$ 6,371,215	$ 5,516,636	$1,475,143	$ 6,991,779
Unpledged securities	3,806,066	522,869	4,328,935	4,212,480	347,791	4,560,271
FHLB borrowing capacity	2,777,090	1,058,921	3,836,011	2,157,685	1,341,329	3,499,014
Discount window of the Federal Reserve Bank borrowing capacity	4,839,388	2,178,646	7,018,034	2,605,674	1,818,946	4,424,620
Total available liquidity	$16,304,902	$5,249,293	$21,554,195	$14,492,475	$4,983,209	$19,475,684

Refer to Note 16 to the Consolidated Financial Statements for additional information of the Corporation's borrowing facilities available through its banking subsidiaries.

The principal uses of funds for the banking subsidiaries include loan originations, investment portfolio purchases, loan purchases and repurchases, repayment of outstanding obligations (including deposits), advances on certain serviced portfolios and operational expenses. Also, the banking subsidiaries assume liquidity risk related to collateral posting requirements for certain activities mainly in connection with contractual commitments, recourse provisions, servicing advances, derivatives and credit card licensing agreements.

The banking subsidiaries maintain sufficient funding capacity to address large increases in funding requirements such as deposit outflows. The Corporation has established liquidity guidelines that require the banking subsidiaries to have sufficient liquidity to cover all short-term borrowings and a portion of deposits.

Deposits are a key source of funding. Refer to Table 8 for a breakdown of deposits by major types. Core deposits are generated from a large base of consumer, corporate and public sector customers. Core deposits include certificates of deposit under $250,000, all interest-bearing transactional deposit accounts, non-interest-bearing deposits, and savings deposits. Core deposits exclude brokered deposits and certificates of deposit over $250,000. Core deposits, excluding P.R. public funds, which are fully collateralized, have historically provided the Corporation with a sizable source of relatively stable and low-cost funds. P.R. public funds, while linked to market interest rates, provide a stable source of funding with an attractive earning spread. As of December 31, 2024, total Puerto Rico public sector deposits were $19.5 billion, compared to $18.1 billion at December 31, 2023.

Core deposits totaled $59.9 billion, or 92% of total deposits, at December 31, 2024, compared with $59.0 billion, or 93% of total deposits, at December 31, 2023. Core deposits financed 86% of the Corporation's earning assets at December 31, 2024, compared with 88% at December 31, 2023.

The distribution by maturity of certificates of deposit with denominations of $250,000 and over at December 31, 2024 is presented in the table that follows:

Table 18 - Distribution by Maturity of Certificates of Deposit of $250,000 and Over

(In thousands)	
3 months or less	$2,313,814
Over 3 to 12 months	934,934
Over 1 year to 3 years	204,776
Over 3 years	176,027
Total	$3,629,551

For the years ended December 31, 2024 and 2023, average deposits, including brokered deposits, represented 92% of average earning assets. Table 19 summarizes average deposits for the past two years.

Table 19 - Average Total Deposits

	For the years ended December 31,	
(In thousands)	2024	2023
Deposits excluding P.R. government deposits:		
Demand deposits	$15,065,039	$15,307,152
Savings, NOW and money market deposits (non-brokered)	21,228,157	21,914,790
Savings, NOW and money market deposits (brokered)	764,696	756,343
Time deposits (non-brokered)	7,227,460	6,470,210
Time deposits (brokered CDs)	956,223	722,328
Sub-total deposits excluding P.R. government deposits	45,241,575	45,170,823
P.R. government deposits:		
Demand deposits [1]	11,754,910	11,997,257
Savings, NOW and money market deposits (non-brokered)	6,728,781	4,795,092
Time deposits (non-brokered)	719,017	583,308
Sub-total P.R. government deposits	19,202,708	17,375,657
Average total deposits	$64,444,283	$62,546,480

[1] Includes interest bearing demand deposits.

The Corporation had $1.6 billion in brokered deposits at December 31, 2024, which financed approximately 2% of its total assets (December 31, 2023 - $1.7 billion and 2%, respectively).

As of December 31, 2024, the banking subsidiaries had sufficient current and projected liquidity sources to meet their anticipated cash flow obligations, as well as special needs and off-balance sheet commitments, in the ordinary course of business and have sufficient liquidity resources to address a stress event. Although the banking subsidiaries have historically been able to replace maturing deposits and advances, no assurance can be given that they would be able to replace those funds in the future if the Corporation's financial condition or general market conditions were to deteriorate. The Corporation's financial flexibility would be severely constrained if the banking subsidiaries are unable to maintain access to funding or if adequate funding is not available to accommodate future financing needs at acceptable interest rates. The banking subsidiaries also are required to deposit cash or qualifying securities to meet margin requirements on repurchase agreements, deposit agreements and other collateralized borrowing facilities. To the extent that the value of securities previously pledged as collateral declines because of market changes, the Corporation will be required to deposit additional cash or securities to meet its margin or collateral requirements and would need to rely more heavily on alternative funding sources. In these scenarios, the Corporation's financial flexibility and ability to grow revenues may not increase proportionately to cover costs and profitability would be adversely affected.

The Corporation considers balances in excess of $250,000 to have a higher potential liquidity risk. Table 20 reflects the aggregate balance in deposit accounts in excess of $250,000, including collateralized public funds and deposits outside of the U.S. and its territories. Collateralized public funds, as presented in Table 20, represent public deposit balances from governmental entities in the U.S. and its territories, including Puerto Rico and the United States Virgin Islands, collateralized based on such jurisdictions' applicable collateral requirements.

Table 20 - Deposits

(Dollars in thousands)	BPPR	31-Dec-24 % of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
Deposits:						
Deposits balances under $250,000 [1]	$23,588,937	44%	$ 7,961,334	68%	$31,550,271	49%
Transactional deposits balances over $250,000	8,046,175	15%	1,944,674	16%	9,990,849	15%
Time deposits balances over $250,000	1,991,934	4%	813,424	7%	2,805,358	4%
Uninsured foreign deposits	450,068	1%	–	–%	450,068	1%
Collateralized public funds	19,771,083	36%	316,716	3%	20,087,799	31%
Intercompany deposits	205,839	–%	667,839	6%	–	–%
Total deposits	$54,054,036	100%	$11,703,987	100%	$64,884,345	100%

[1]   Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

(Dollars in thousands)	BPPR	31-Dec-23 % of Total	Popular U.S.	% of Total	Popular, Inc. (Consolidated)	% of Total
Deposits						
Deposits balances under $250,000 [1]	$23,683,475	45%	$ 7,760,363	69%	$31,443,838	49%
Transactional deposits balances over $250,000	8,632,491	16%	2,230,978	20%	10,863,469	17%
Time deposits balances over $250,000	1,926,005	4%	361,315	3%	2,287,320	4%
Uninsured foreign deposits	418,334	1%	–	–%	418,334	1%
Collateralized public funds	18,313,612	34%	291,670	3%	18,605,282	29%
Intercompany deposits	159,163	–%	626,312	5%	–	–%
Total deposits	$53,133,080	100%	$11,270,638	100%	$63,618,243	100%

[1]   Includes the first $250,000 in balances of transactional and time deposit accounts with balances in excess of $250,000.

Bank Holding Companies

The principal sources of funding for the BHCs, which are Popular, Inc. (holding company only) and PNA, include cash on hand, investment securities, dividends received from banking and non-banking subsidiaries, asset sales, credit facilities available from affiliate banking subsidiaries and proceeds from potential securities offerings. Dividends from banking and non-banking subsidiaries are subject to various regulatory limits and authorization requirements imposed by banking regulators, including the FED and the NYDFS, that may limit the ability of those subsidiaries to act as a source of funding to the BHCs.

The principal uses of these funds include the repayment of debt, interest payments to holders of senior debt and junior subordinated deferrable interest debentures (related to trust preferred securities), the payment of dividends to common stockholders, repurchases of the Corporation's securities and capitalizing its subsidiaries.

The outstanding balance of notes payable at the BHCs amounted to $594 million at December 31, 2024 and $592 million at December 31, 2023.

The contractual maturities of the BHCs notes payable at December 31, 2024 are presented in Table 21.

Table 21 - Distribution of BHC's Notes Payable by Contractual Maturity

Year	(In thousands)
2028	$395,198
Later years	198,373
Total	$593,571

As of December 31, 2024, the BHCs had cash and money markets investments totaling $635 million and borrowing potential of $165 million from its secured facility with BPPR. The BHCs' liquidity position continues to be adequate with sufficient cash on hand, investments and other sources of liquidity that are expected to be sufficient to meet all interest payments and dividend obligations for the foreseeable future. Additionally, the Corporation's latest quarterly dividend was $0.70 per share or approximately $49 million per quarter.

The BHCs have in the past borrowed in the corporate debt market primarily to finance their non-banking subsidiaries and refinance debt obligations. These sources of funding are more costly given that two out of three principal credit rating agencies rate the Corporation's debt securities below "investment grade". The Corporation has an automatic shelf registration statement filed and effective with the Securities and Exchange Commission, which permits the Corporation to issue an unspecified amount of debt or equity securities.

Non-Banking Subsidiaries

The principal sources of funding for the non-banking subsidiaries include internally generated cash flows from operations, loan sales, repurchase agreements, capital injections and borrowed funds from their direct parent companies or the holding companies. The principal uses of funds for the non-banking subsidiaries include repayment of maturing debt, operational expenses and payment of dividends to the BHCs. During the year ended December 31, 2024, Popular, Inc. made capital contributions of $1.7 million to Popular Impact Fund, its wholly owned subsidiary.

Dividends

During the year ended December 31, 2024, the Corporation declared cash dividends of $2.56 per common share outstanding ($183.9 million in the aggregate). The dividends for the Corporation's Series A preferred stock amounted to $1.4 million. On July 24, 2024, the corporation announced an increase in the Corporation's quarterly common stock dividend from $0.62 to $0.70 per share, commencing with the dividend payable in the first quarter of 2025.

During the year ended December 31, 2024, the BHCs received dividends and distributions amounting to $600 million from BPPR, $50 million from PNA and $23 million from its other non-banking subsidiaries. Dividends from BPPR constitute Popular, Inc.'s primary source of liquidity. In addition, during the year ended December 31, 2024, Popular International Bank Inc., a wholly owned subsidiary of Popular, Inc., received $19.4 million in cash dividends and $2.9 million in stock dividends from its investment in BHD.

Other Funding Sources and Capital

In addition to cash reserves held at the FRB that totaled $ 6.4 billion at December 31, 2024, the debt securities portfolio provides an additional source of liquidity, which may be realized through either securities sales, collateralized borrowings or repurchase agreements. The Corporation's debt securities portfolio consists primarily of liquid U.S. government debt securities, U.S. government sponsored agency debt securities, U.S. government sponsored agency mortgage-backed securities, and U.S. government sponsored agency collateralized mortgage obligations that can be used to raise funds in the repo markets. The availability of repurchase agreements would be subject to having sufficient unpledged collateral available at the time the transactions are consummated, in addition to overall liquidity and risk appetite of the various counterparties. Refer to Table 17 for details of the Corporation's unpledged debt securities and available credit facilities with the FHLB and the discount window of the Federal Reserve Bank. A substantial portion of these debt securities could be used to raise financing in the U.S. money markets or from secured lending sources, subject to changes in their fair market value and customary adjustments (haircuts).

Additional liquidity may be provided through loan maturities, prepayments and sales. The loan portfolio can also be used to obtain funding in the capital markets. Mortgage loans and some types of consumer loans, have secondary markets which the Corporation could use.

Off-Balance Sheet Arrangements and Other Commitments

In the ordinary course of business, the Corporation engages in financial transactions that are not recorded on the balance sheet or may be recorded on the balance sheet in amounts that are different than the full contract or notional amount of the transaction. As a provider of financial services, the Corporation routinely enters into commitments with off-balance sheet risk to meet the financial needs of its customers. These commitments may include loan commitments and standby letters of credit. These commitments are subject to the same credit policies and approval process used for on-balance sheet instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. Refer to Note 23 to the Consolidated Financial Statements for information on the Corporation's commitments to extent credit and other non-credit commitments.

Other types of off-balance sheet arrangements that the Corporation enters in the ordinary course of business include derivatives, operating leases and provision of guarantees, indemnifications, and representation and warranties. Refer to Note 32 to the Consolidated Financial Statements for more information on operating leases and to Note 22 to the Consolidated Financial Statements for a detailed discussion related to the Corporation's guarantees, indemnifications obligations, and representation and warranties arrangements.

The Corporation monitors its cash requirements, including its contractual obligations and debt commitments.

Financial Information of Guarantor and Issuers of Registered Guaranteed Securities

The principal sources of funding for Popular, Inc. Holding Company ("PIHC") and Popular North America, Inc. ("PNA") have included dividends received from their banking and non-banking subsidiaries, asset sales and proceeds from the issuance of debt and equity. As further described below, in the Risk to Liquidity section, various statutory provisions limit the dividends an insured depository institution may pay to its holding company without regulatory approval.

The Corporation ("PIHC") is the parent holding company of Popular North America ("PNA") and operates financial services through its subsidiaries. PNA, a wholly owned subsidiary of

Popular, Inc., manages entities such as Equity One, Inc., and PB, including PB's subsidiaries: Popular Equipment Finance, LLC, Popular Insurance Agency, U.S.A., and E-LOAN, Inc.

PNA has issued junior subordinated debentures guaranteed by PIHC (the "obligor group"), purchased by statutory trusts established by the Corporation using proceeds from trust preferred securities ("capital securities") and common securities of the trusts.

PIHC guarantees the junior subordinated debentures issued by PNA. If PIHC fails to make interest payments on the debentures held by the trust, the trust will not distribute payments on the capital securities. The guarantee ranks subordinate and junior in right of payment to all other liabilities of PIHC and equally with all other PIHC-issued guarantees, allowing direct legal action against PIHC without involving other entities.

Funding for PIHC and PNA includes dividends from subsidiaries, asset sales, and proceeds from debt and equity issuance. Statutory provisions limit the dividends an insured depository institution can pay to its holding company without regulatory approval.

The summarized financial information below shows the combined financial position of the obligor group as of December 31, 2024, and December 31, 2023, and their operations for the years ending on those dates. Excluded are investments and equity in earnings from subsidiaries and affiliates outside the obligor group.

Intercompany balances and transactions within the obligor group have been eliminated. Material amounts due from, due to, and transactions with subsidiaries and affiliates are shown separately. Related party transactions are also presented separately.

Table 22 - Summarized Statement of Condition

(In thousands)	December 31, 2024	December 31, 2023
Assets		
Cash and money market investments	$634,809	$ 388,025
Investment securities	35,150	29,973
Accounts receivables from non-obligor subsidiaries	14,602	14,469
Other loans (net of allowance for credit losses of $281 (2023 - $51))	25,381	26,906
Investment in equity method investees	5,279	5,265
Other assets	65,483	51,315
Total assets	$780,704	$ 515,953
Liabilities and Stockholders' equity		
Accounts payable to non-obligor subsidiaries	$ 12,163	$ 7,023
Notes payable	593,571	592,283
Other liabilities	126,718	114,660
Stockholders' equity (deficit)	48,252	(198,013)
Total liabilities and stockholders' equity	$780,704	$ 515,953

Table 23 - Summarized Statement of Operations

	For the years ended	
(In thousands)	December 31, 2024	December 31, 2023
Income:		
Dividends from non-obligor subsidiaries	$623,000	$208,000
Interest income from non-obligor subsidiaries and affiliates	9,784	15,579
Earnings (losses) from investments in equity method investees	15	(84)
Other operating income	2,399	4,664
Total income	$635,198	$228,159
Expenses:		
Services provided by non-obligor subsidiaries and affiliates (net of reimbursement by subsidiaries for services provided by parent of $172,449 (2023 - $161,333))	$ 13,328	$ 13,513
Other expenses	37,391	36,216
Income tax expense (benefit) [1]	20,725	(1,238)
Total expenses	$ 71,444	$ 48,491
Net income	$563,754	$179,668

[1] As discussed in Note 1 to the Consolidated Financial Statements, the net income for the year ended December 31, 2024, included $22.9 million of expenses, of which $16.5 million was reflected in income tax expense and $6.4 million was reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes.

In addition to the dividend income reflected in the Statement of Operations table above, during the year ended December 31, 2024, the obligor group recorded a $67.4 million of capital distributions from non-obligor subsidiaries which were in an accumulated loss position and accordingly were recorded as a reduction to the investments (2023 - $64.0 million).

Risk to Liquidity

The Corporation's liquidity may come under pressure if it experiences significant unexpected cash outflows due to deposit withdrawals, which could arise from various factors like loss of depositor confidence, exogenous events, a downgrade in credit rating, or other events causing counterparties to avoid exposure. The Corporation's liquidity risk is impacted by the following:

- External factors such as the economic outlook (the P.R. market poses additional risk factors, refer to the Geographic and Government Risk section of this MD&A for highlights regarding Puerto Rico's economy and fiscal status), interest rate volatility, inflation, debt market disruptions, and regulatory changes (e.g. if regulatory capital ratios fall below required thresholds, the Corporation's banking subsidiaries may face challenges raising or retaining brokered deposits and limitations on deposit interest rates) can impact funding ability.

- Management has contingency plans involving alternate funding mechanisms like pledging asset classes and accessing secured credit lines and loan facilities with the FHLB and FRB, subject to positive tangible capital requirements.

- The Corporation's ability to compete in the deposit market relies on pricing, service, convenience, financial stability, credit ratings, customer confidence, and FDIC deposit insurance coverage.

- Public sector deposits require high-credit-quality securities as collateral; hence, liquidity risks from public sector deposit outflows are mitigated as the bank receives its collateral back. The Corporation uses fixed-rate U.S. Treasury debt securities as collateral, which are subject to market value fluctuations based on interest rate changes. Rate increases can reduce collateral value, requiring additional collateral, thus decreasing unpledged securities.

- The credit ratings of Popular's debt obligations are a relevant factor for liquidity because they impact the Corporation's ability to borrow in the capital markets, its cost and access to funding sources.

Investors should refer to Liquidity Risk section of "Part I, Item 1A" of this Form 10-K for an additional discussion of liquidity risks to which the Corporation is subject.

In addition to regulatory limits previously discussed, the ability of a bank subsidiary to up-stream dividends to its BHC could thus be impacted by its financial performance and capital, including tangible and regulatory capital, thus potentially limiting the amount of cash moving up to the BHCs from the banking subsidiaries. This could, in turn, affect the BHCs ability to declare dividends on its outstanding common and preferred stock, repurchase its securities or meet its debt obligations, for example. During the year ended December 31, 2024, BPPR declared cash dividends of $600 million to PIHC and could declare a dividend of up to approximately $318 million without prior approval of the Federal Reserve Board due to its retained income, declared dividend activity and transfers to statutory reserves over the measurement period. In addition, pursuant to the FRB requirements, PB may not declare or pay a dividend without the prior approval of the Federal Reserve Board and the NYSDFS.

The Corporation's banking subsidiaries have historically not used unsecured capital market borrowings to finance their operations, and therefore are less sensitive to the level and changes in the Corporation's overall credit ratings.

Credit Risk
Geographic and Government Risk
The Corporation is exposed to geographic and government risk. The Corporation's assets and revenue composition by geographical area and by business segment reporting are presented in Note 36 to the Consolidated Financial Statements.

Commonwealth of Puerto Rico
A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico ("Puerto Rico"), which has faced severe economic and fiscal challenges in the past and may face additional challenges in the future.

Economic Performance
Puerto Rico's economy is closely linked to the United States ("U.S.") economy, as most of the external factors that influence it are shaped by U.S. policies and economic performance, including federal transfer payments, tax policies, interest rates, inflation, trade policies, and geopolitical developments.

Puerto Rico's economy historically followed the economic trends of the U.S. economy. However, from 2007 to 2017, Puerto Rico's economy suffered a severe recession, with real gross national product ("GNP") contracting approximately 15% during this period. The recession was exacerbated by the damaged caused by Hurricane María in 2017. Since 2018, Puerto Rico's economy has been gradually recovering, with a temporary interruption in 2020 due to the COVID-19 pandemic, in part aided by the large amount of federal disaster relief and recovery assistance funds received in connection with recent natural disasters and the COVID-19 pandemic. Future growth depends on multiple factors, including the level of ongoing federal assistance and the timetable for its deployment. Estimates from the Puerto Rico Planning Board indicated that real GNP grew by 2.8% during fiscal year 2024 (July 2023-June 2024) and is projected to grow by 1.4% in fiscal year 2025 (July 2024-June 2025). However, the latest Puerto Rico Economic Activity Index showed a 1.1% year-over-year decline and a 0.1% month-over-month decline in November 2024. While this index is not a direct measure of real GNP, it is an indicator of ongoing economic activity.

In 2021 and 2022, inflation rose sharply in the U.S. and Puerto Rico due to post-pandemic demand and supply chain issues. Inflation began to decrease by mid-2022 as the Federal Reserve raised interest rates, largely stabilizing by September 2024, leading to a series of rate reductions by the Federal Reserve for the first time in four years. As of January 2025, the U.S. Consumer Price Index showed a 3.0% year-over-year increase, still above the Federal Reserve's 2% target. In Puerto Rico, the Consumer Price Index increased by 1.7% over the 12 months ending in November 2024.

Fiscal Challenges of Puerto Rico and its Municipalities
As Puerto Rico's economy contracted in the 2000s, public debt increased rapidly due to borrowing to cover deficits to pay debt service, pension benefits, and other expenditures. By 2016, the government had over $120 billion in combined debt and

unfunded pension liabilities, lost access to capital markets, and faced a fiscal crisis.

In response, the U.S. Congress enacted the Puerto Rico Oversight, Management, and Economic Stability Act ("PROMESA") in June 2016. PROMESA established an Oversight Board with significant control over Puerto Rico's fiscal and economic affairs, including those of its public corporations, instrumentalities and municipalities (collectively, "PR Government Entities"). The Oversight Board will remain in place until market access is restored and balanced budgets are achieved for at least four consecutive years. PROMESA also established two mechanisms for the restructuring of the obligations of PR Government Entities: (a) Title III, an in-court process akin to that of the U.S. Bankruptcy Code and which permits adjustment of a broad range of obligations, and (b) Title VI, a largely out-of-court process through which a supermajority of creditors can accept modifications to debt and bind holdouts.

Since 2017, Puerto Rico and several of its instrumentalities have availed themselves of these mechanisms. The Puerto Rico government exited Title III in March 2022, and several instrumentalities, such as the Government Development Bank and the Puerto Rico Highways and Transportation Authority have also completed debt restructurings under Titles III or VI of PROMESA. However, the Puerto Rico Electric Power Authority is still undergoing its debt restructuring.

Puerto Rico's economic difficulties have also impacted its municipalities. Historically, the central government provided significant municipal subsidies. However, these, have decreased pursuant to fiscal measures required by the Oversight Board. This decline has been partly offset by federal disaster and COVID-relief funding received by municipalities in recent years. The latest Puerto Rico fiscal plan proposes a restructured grant system to enhance municipal services and encourage accountability through performance metrics.

Municipalities are subject to PROMESA, and the Oversight Board has required certain municipalities to submit fiscal plans and annual budgets for review and approval. Municipalities are also required to seek Oversight Board approval to issue, guarantee or modify their debts and to enter into significant contracts. To date no municipality has availed itself of the debt restructuring mechanisms available to them under PROMESA.

Exposure of the Corporation

The credit quality of BPPR's loan portfolio reflects, among other things, the general economic conditions in Puerto Rico and other adverse conditions affecting Puerto Rico consumers and businesses. Deterioration in the Puerto Rico economy has resulted in the past, and could result in the future, in higher delinquencies, greater charge-offs and increased losses, which could materially affect our financial condition and results of operations.

At December 31, 2024, the Corporation's direct exposure to PR Government Entities totaled $336 million, all of which were outstanding, compared to $362 million, of which $333 million were outstanding, at December 31, 2023. Substantially all of the Corporation's direct exposure outstanding at December 31, 2024 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged basic property tax or sales tax revenues. At December 31, 2024, 80% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Caguas. In July 2024, the Corporation received scheduled principal payments amounting to $40 million from various obligations from Puerto Rico municipalities. For additional discussion of the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities, refer to Note 23 – Commitments and Contingencies to the Consolidated Financial Statements.

In addition, at December 31, 2024, the Corporation had $220 million in loans insured or securities issued by PR Governmental Entities, but for which the principal source of repayment is non-governmental ($238 million at December 31, 2023). These included $176 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a PR Government Entity (December 31, 2023 - $191 million). The Corporation also had, at December 31, 2024, $38 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default, and upon the satisfaction of certain other conditions (December 31, 2023 - $40 million). HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the PR government. These borrowers could be negatively affected by a deterioration in the fiscal and economic situation of PR Government Entities. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures, such as employee layoffs or furloughs or reductions in pension benefits, if the fiscal and economic situation deteriorates.

As of December 31, 2024, BPPR had $19.5 billion in deposits from the Puerto Rico government, its instrumentalities, and municipalities. The rate at which public deposit balances may decline is uncertain and difficult to predict. The amount and timing of any such reduction is likely to be impacted by, for example, the level of federal assistance, the speed at which such assistance is distributed and the financial condition, liquidity and cash management practices of such entities, as well as on the ability of BPPR to maintain these customer relationships.

United States Virgin Islands

The Corporation has operations in the United States Virgin Islands (the "USVI") and has credit exposure to USVI government entities.

The USVI has been experiencing a number of fiscal and economic challenges, which could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations. PROMESA does not apply to the USVI and, as such, there is currently no federal legislation permitting the restructuring of the debts of the USVI and its public corporations and instrumentalities.

To the extent that the fiscal condition of the USVI continues to deteriorate, the U.S. Congress or the Government of the USVI may enact legislation allowing for the restructuring of the financial obligations of USVI government entities or imposing a stay on creditor remedies, including by making PROMESA applicable to the USVI.

At December 31, 2024, the Corporation had approximately $28 million in direct exposure to USVI government entities (December 31, 2023 - $28 million).

British Virgin Islands

The Corporation has operations in the British Virgin Islands ("BVI"), which was negatively affected by the COVID-19 pandemic, particularly as a reduction in the tourism activity which accounts for a significant portion of its economy. Although the Corporation has no significant exposure to a single borrower in the BVI, at December 31, 2024, it has a loan portfolio amounting to approximately $196 million comprised of various retail and commercial clients, compared to a loan portfolio of $205 million at December 31, 2023.

U.S. Government

As further detailed in Notes 5 and 6 to the Consolidated Financial Statements, a substantial portion of the Corporation's investment securities represented exposure to the U.S. Government in the form of U.S. Government sponsored entities, as well as agency mortgage-backed and U.S. Treasury securities. In addition, $2.1 billion of residential mortgages and $87.4 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2024 (compared to $1.9 billion and $89.2 million, respectively, at December 31, 2023).

Non-Performing Assets

Non-performing assets ("NPAs") include primarily past-due loans that are no longer accruing interest, renegotiated loans, and real estate property acquired through foreclosure. A summary, including certain credit quality metrics, is presented in Table 24.

The Corporation's credit quality metrics remained stable during 2024, when compared to the previous year. While non-performing loans ("NPLs"), net charge offs ("NCOs") and inflows to NPLs remained near or below historical averages, consumer portfolios reflected increased delinquencies and NCOs. The mortgage and commercial portfolios continued to operate with low levels of delinquencies and NCOs. The Corporation continues to actively monitor changes in the macroeconomic environment and borrower performance given higher interest rates and inflationary pressures. Management believes that the improvements over recent years in risk management practices and the overall risk profile of the Corporation's loan portfolios position Popular to continue to operate successfully under the current environment.

Total NPAs decreased by $30.0 million when compared with December 31, 2023. Total NPLs decreased by $6.8 million from December 31, 2023. BPPR's NPLs decreased by $36.6 million, across most loan categories, except consumer NPLs which reflected an increase of $7.4 million, mostly driven by the auto portfolio. Popular U.S. NPLs increased by $29.8 million, driven by higher commercial and mortgage NPLs by $12.5 million and $18.7 million, respectively. The mortgage NPL increase was impacted by a single loan amounting to $17.1 million.

On December 31, 2024, the ratio of NPLs to total loans held-in-portfolio was 0.95%, compared to 1.02%, at December 31, 2023. Other real estate owned loans ("OREOs") decreased by $23.1 million from December 31, 2023. The decrease in OREO was driven by the sale of residential properties. On December 31, 2024, NPLs secured by real estate amounted to $200 million in the Puerto Rico operations and $56 million in Popular U.S, compared with $231 million and $24 million, respectively, on December 31, 2023.

The Corporation's commercial loan portfolio secured by real estate ("CRE") amounted to $10.9 billion on December 31, 2024, of which $3.2 billion was secured with owner occupied properties, compared with $10.6 billion and $3.1 billion, respectively, on December 31, 2023. Office space leasing exposure in our non-owner occupied CRE portfolio is limited, representing only 1.9% or $714 million of our total loan portfolio. The exposure is mainly comprised of low- to mid-rise properties with an average loan size of $2.4 million and is well diversified across tenant type.

CRE NPLs amounted to $53.7 million at December 31, 2024, compared with $47.6 million at December 31, 2023. The CRE NPL ratios for the BPPR and Popular U.S. segments were 0.64% and 0.37%, respectively, at December 31, 2024, compared with 0.86% and 0.13%, respectively, at December 31, 2023.

In addition to the NPLs included in Table 24, at December 31, 2024, there were $596 million of performing loans, mostly commercial loans, which in management's opinion, are currently subject to potential future classification as non-performing (December 31, 2023 - $510 million).

The following table presents the Corporation's NPAs as of December 31, 2024 and 2023:

Table 24 - Non-Performing Assets

(Dollars in thousands)	December 31, 2024			December 31, 2023		
	BPPR	Popular U.S.	Popular, Inc.	BPPR	Popular U.S.	Popular, Inc.
Non-accrual loans:						
Commercial						
Commercial multi-family	$ 79	$ 8,700	$ 8,779	$ 1,991	$ —	$ 1,991
Commercial real estate non-owner occupied	6,429	8,015	14,444	8,745	1,117	9,862
Commercial real estate owner occupied	25,258	5,191	30,449	29,430	6,274	35,704
Commercial and industrial	19,335	1,748	21,083	32,826	3,772	36,598
Total Commercial	51,101	23,654	74,755	72,992	11,163	84,155
Construction	–	–	–	6,378	–	6,378
Leasing	9,588	–	9,588	8,632	–	8,632
Mortgage	158,442	29,890	188,332	175,106	11,191	186,297
Consumer						
Home equity lines of credit	–	3,393	3,393	–	3,733	3,733
Personal	20,269	1,741	22,010	19,031	2,805	21,836
Auto	51,792	–	51,792	45,615	–	45,615
Other	899	11	910	964	1	965
Total Consumer	72,960	5,145	78,105	65,610	6,539	72,149
Total non-performing loans held-in-portfolio	292,091	58,689	350,780	328,718	28,893	357,611
Other real estate owned ("OREO")	57,197	71	57,268	80,176	240	80,416
Total non-performing assets [1]	$349,288	$58,760	$408,048	$408,894	$29,133	$438,027
Accruing loans past due 90 days or more [2]	$242,250	$ 190	$242,440	$268,362	$ 109	$268,471
Non-performing loans to loans held-in-portfolio			0.95%			1.02%
Interest Lost			15,565			18,697

[1] There were no non-performing loans held-for-sale as of December 31, 2024 and December 31, 2023.

[2] It is the Corporation's policy to report delinquent residential mortgage loans insured by FHA or guaranteed by the VA as accruing loans past due 90 days or more as opposed to non-performing since the principal repayment is insured. These balances include $65 million of residential mortgage loans insured by FHA or guaranteed by the VA that are no longer accruing interest as of December 31, 2024 (December 31, 2023 - $106 million). Furthermore, at December 31,2024 the Corporation had approximately $31 million in reverse mortgage loans which are guaranteed by FHA, but which are currently not accruing interest. Due to the guaranteed nature of the loans, it is the Corporation's policy to exclude these balances from non-performing assets (December 31, 2023 - $38 million).

For the year ended December 31, 2024, total inflows of NPLs held-in-portfolio, excluding consumer loans, increased by $44.6 million, compared to the same period in 2023. Inflows of NPLs held-in-portfolio at the BPPR segment decreased by $21.7 million, compared to the same period in 2023, mainly driven by lower commercial and construction inflows by $28.8 million and $9.3 million, respectively, in part offset by higher mortgage inflows by $16.4 million. Inflows of NPLs held-in-portfolio at the Popular U.S. segment increased by $66.3 million from the same period in 2023, mainly driven by higher commercial and mortgage inflows by $33.0 million and $33.3 million, respectively. The increase in commercial NPL inflows was primarily driven by a single $17.3 million loan sold during the fourth quarter of 2024. Meanwhile, the rise in mortgage NPL inflows included the impact of a recurring $17.1 million loan.

Tables 25 to 32 present the Corporation's inflows to NPLs for the years ended 2024 and 2023.

Table 25 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 254,476	$ 22,354	$ 276,830
Plus:			
New non-performing loans	158,713	98,088	256,801
Advances on existing non-performing loans	–	382	382
Less:			
Non-performing loans transferred to OREO	(16,572)	(24)	(16,596)
Non-performing loans charged-off	(18,643)	(1,885)	(20,528)
Loans returned to accrual status / loan collections	(168,431)	(65,371)	(233,802)
Ending balance - NPLs	$ 209,543	$ 53,544	$ 263,087

Table 26 - Activity in Non-Performing Loans Held-in-Portfolio (Excluding Consumer Loans)

	For the year ended December 31, 2023		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 324,562	$ 31,356	$ 355,918
Plus:			
New non-performing loans	180,426	31,484	211,910
Advances on existing non-performing loans	–	681	681
Less:			
Non-performing loans transferred to OREO	(36,684)	(58)	(36,742)
Non-performing loans charged-off	(10,128)	(4,837)	(14,965)
Loans returned to accrual status / loan collections	(203,700)	(36,272)	(239,972)
Ending balance - NPLs	$ 254,476	$ 22,354	$ 276,830

Table 27 - Activity in Non-Performing Commercial Loans Held-In-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 72,992	$ 11,163	$ 84,155
Plus:			
New non-performing loans	15,749	48,764	64,513
Advances on existing non-performing loans	–	314	314
Less:			
Non-performing loans transferred to OREO	(358)	–	(358)
Non-performing loans charged-off	(18,485)	(1,867)	(20,352)
Loans returned to accrual status / loan collections	(18,797)	(34,720)	(53,517)
Ending balance - NPLs	$ 51,101	$ 23,654	$ 74,755

Table 28 - Activity in Non-Performing Commercial Loans Held-in-Portfolio

	For the year ended December 31, 2023		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 82,171	10,868	$ 93,039
Plus:			
New non-performing loans	44,542	15,533	60,075
Advances on existing non-performing loans	–	550	550
Less:			
Non-performing loans transferred to OREO	(5,930)	–	(5,930)
Non-performing loans charged-off	(7,664)	(4,837)	(12,501)
Loans returned to accrual status / loan collections	(40,127)	(10,951)	(51,078)
Ending balance - NPLs	$ 72,992	$ 11,163	$ 84,155

Table 29 - Activity in Non-Performing Construction Loans Held-In-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 6,378	$—	$ 6,378
Less:			
Loans returned to accrual status / loan collections	(6,378)	–	(6,378)
Ending balance - NPLs	$ –	$—	$ –

Table 30 - Activity in Non-Performing Construction Loans Held-in-Portfolio

	For the year ended December 31, 2023		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ –	$—	$ –
Plus:			
New non-performing loans	9,284	–	9,284
Less:			
Non-performing loans charged-off	(2,537)	–	(2,537)
Loans returned to accrual status / loan collections	(369)	–	(369)
Ending balance - NPLs	$ 6,378	$—	$ 6,378

Table 31 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2024		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 175,106	$ 11,191	$ 186,297
Plus:			
New non-performing loans	142,964	49,324	192,288
Advances on existing non-performing loans	–	68	68
Less:			
Non-performing loans transferred to OREO	(16,214)	(24)	(16,238)
Non-performing loans charged-off	(158)	(18)	(176)
Loans returned to accrual status / loan collections	(143,256)	(30,651)	(173,907)
Ending balance - NPLs	$ 158,442	$ 29,890	$ 188,332

Table 32 - Activity in Non-Performing Mortgage Loans Held-in-Portfolio

	For the year ended December 31, 2023		
(In thousands)	BPPR	Popular U.S.	Popular, Inc.
Beginning balance - NPLs	$ 242,391	$ 20,488	$ 262,879
Plus:			
New non-performing loans	126,600	15,951	142,551
Advances on existing non-performing loans	–	131	131
Less:			
Non-performing loans transferred to OREO	(30,754)	(58)	(30,812)
Non-performing loans charged-off	73	–	73
Loans returned to accrual status / loan collections	(163,204)	(25,321)	(188,525)
Ending balance - NPLs	$ 175,106	$ 11,191	$ 186,297

Loan Delinquencies

Another key measure used to evaluate and monitor the Corporation's asset quality is loan delinquencies. Loans delinquent 30 days or more and delinquencies, as a percentage of their related portfolio category at December 31, 2024 and 2023, are presented below.

Table 33 - Loan Delinquencies

(Dollars in thousands)	December 31, 2024			December 31, 2023		
	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans	Loans delinquent 30 days or more	Total loans	Total delinquencies as a percentage of total loans
Commercial						
Commercial multi-family	$ 15,826	$ 2,399,620	0.66%	$ 13,657	$ 2,415,620	0.57%
Commercial real estate non-owner occupied	24,925	5,363,235	0.46	17,051	5,087,421	0.34
Commercial real estate owner occupied	42,311	3,157,746	1.34	69,239	3,080,635	2.25
Commercial and industrial	49,942	7,741,562	0.65	58,953	7,126,121	0.83
Total Commercial	133,004	18,662,163	0.71	158,900	17,709,797	0.90
Construction	1,039	1,263,792	0.08	6,378	959,280	0.66
Leasing	39,641	1,925,405	2.06	35,491	1,731,809	2.05
Mortgage [1]	798,130	8,114,183	9.84	859,537	7,695,917	11.17
Consumer						
Credit cards	59,078	1,218,079	4.85	46,436	1,135,747	4.09
Home equity lines of credit	5,054	73,571	6.87	5,465	65,953	8.29
Personal	57,835	1,855,244	3.12	59,682	1,945,247	3.07
Auto	191,008	3,823,437	5.00	173,119	3,660,780	4.73
Other	3,930	171,778	2.29	3,063	160,441	1.91
Total Consumer	316,905	7,142,109	4.44	287,765	6,968,168	4.13
Loans held-for-sale	–	5,423	–	–	4,301	–
Total	$1,288,719	$37,113,075	3.47%	$1,348,071	$35,069,272	3.84%

[1] Loans delinquent 30 days or more includes $0.4 billion of residential mortgage loans insured by FHA or guaranteed by the VA as of December 31, 2024 (December 31, 2023 - $0.5 billion). Refer to Note 7 to the Consolidated Financial Statements for additional information of guaranteed loans.

Allowance for Credit Losses ("ACL")

The ACL represents management's estimate of expected credit losses through the remaining contractual life of the different loan segments, impacted by expected prepayments. The ACL is maintained at a sufficient level to provide for estimated credit losses on collateral dependent loans as well as loans modified for borrowers with financial difficulties separately from the remainder of the loan portfolio. The Corporation's management evaluates the adequacy of the ACL on a quarterly basis. In this evaluation, management considers current conditions, macroeconomic economic expectations through a reasonable and supportable period, historical loss experience, portfolio composition by loan type and risk characteristics, results of periodic credit reviews of individual loans, and regulatory requirements, amongst other factors.

The Corporation must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic developments affecting specific customers, industries, or markets. Other factors that can affect management's estimates are recalibration of statistical models used to calculate lifetime expected losses, changes in underwriting standards, financial accounting standards and loan impairment measurements, among others. Changes in the financial condition of individual borrowers, in economic conditions, and in the condition of the various markets in which collateral may be sold, may also affect the required level of the allowance for credit losses. Consequently, the business financial condition, liquidity, capital, and results of operations could also be affected.

On December 31, 2024, the ACL increased by $16.7 million from December 31, 2023 to $746.0 million. The ACL for BPPR increased by $30.8 million, driven by a combined $23.4 million increase in reserves for the consumer and lease portfolios and an increase of $9.5 million in reserves for commercial loans. These increases were mainly due to a combination of growth across the different segments and changes in credit quality trends for the credit cards portfolios. In PB, the ACL decreased by $14.1 million, when compared to December 31, 2023, mainly due to lower reserves for the commercial portfolio resulting from improvements in credit quality, as well as lower balances in the consumer portfolios. The Corporation's ratio of the allowance for credit losses to loans held-in-portfolio was

2.01% on December 31, 2024, compared to 2.08% on December 31, 2023. The ratio of the allowance for credit losses to NPLs held-in-portfolio stood at 212.68%, compared to 203.95% on December 31, 2023.

Given that any one economic outlook is inherently uncertain, the Corporation leverages multiple scenarios to estimate its ACL. The baseline scenario continues to be assigned the highest probability, followed by the pessimistic scenario. The weight assigned to the pessimistic scenario decreased during the first quarter of 2024 in response to the positive momentum in the economy as expectations for the Federal Reserve achieving a soft landing have improved. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window.

The provision for credit losses related to the loans held-in-portfolio for the year ended December 31, 2024, was $258.4 million, compared to $201.5 million for the year ended December 30, 2023, largely driven by higher NCOs due to credit quality changes and commercial loan growth. Refer to Note 8 – Allowance for credit losses – loans held-in-portfolio to the Consolidated Financial Statements, and to the Provision for Credit Losses section of this MD&A for additional information.

Tables 34 to 35 details the allowance for credit losses by loan categories and the percentage it represents of total loans held-in-portfolio and NPLs. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 34 - Allowance for Credit Losses - Loan Portfolios

	December 31, 2024				
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 9,236	$ 2,399,620	0.38%	$ 8,779	105.21%
Commercial real estate non-owner occupied	54,494	5,363,235	1.02%	14,444	377.28%
Commercial real estate owner occupied	49,828	3,157,746	1.58%	30,449	163.64%
Commercial and industrial	146,006	7,741,562	1.89%	21,083	692.53%
Total Commercial	$259,564	$18,662,163	1.39%	$ 74,755	347.22%
Construction	11,264	1,263,792	0.89%	–	N.M.
Leasing	16,419	1,925,405	0.85%	9,588	171.25%
Mortgage	82,409	8,114,183	1.02%	188,332	43.76%
Consumer					
Credit cards	99,130	1,218,079	8.14%	–	N.M.
Home equity lines of credit	1,503	73,571	2.04%	3,393	44.30%
Personal	102,736	1,855,244	5.54%	22,010	466.77%
Auto	165,995	3,823,437	4.34%	51,792	320.50%
Other	7,004	171,778	4.08%	910	769.67%
Total Consumer	$376,368	$ 7,142,109	5.27%	$ 78,105	481.87%
Total	$746,024	$37,107,652	2.01%	$350,780	212.68%

N.M. - Not meaningful.

Table 35 - Allowance for Credit Losses - Loan Portfolios

					December 31, 2023
(Dollars in thousands)	Total ACL	Total loans held-in-portfolio	ACL to loans held-in-portfolio	Total non-performing loans held-in-portfolio	ACL to non-performing loans held-in-portfolio
Commercial					
Commercial multi-family	$ 13,740	$ 2,415,620	0.57%	$ 1,991	690.11%
Commercial real estate non-owner occupied	65,453	5,087,421	1.29%	9,862	663.69%
Commercial real estate owner occupied	56,864	3,080,635	1.85%	35,704	159.27%
Commercial and industrial	122,356	7,126,121	1.72%	36,598	334.32%
Total Commercial	$258,413	$17,709,797	1.46%	$ 84,155	307.07%
Construction	12,686	959,280	1.32%	6,378	198.90%
Leasing	9,708	1,731,809	0.56%	8,632	112.47%
Mortgage	83,214	7,695,917	1.08%	186,297	44.67%
Consumer					
Credit cards	80,487	1,135,747	7.09%	–	N.M.
Home equity lines of credit	1,978	65,953	3.00%	3,733	52.99%
Personal	117,790	1,945,247	6.06%	21,836	539.43%
Auto	157,931	3,660,780	4.31%	45,615	346.23%
Other	7,134	160,441	4.45%	965	739.27%
Total Consumer	$365,320	$ 6,968,168	5.24%	$ 72,149	506.34%
Total	$729,341	$35,064,971	2.08%	$357,611	203.95%

N.M. - Not meaningful.

Table 36 details the breakdown of the allowance for credit losses by loan categories. The breakdown is made for analytical purposes, and it is not necessarily indicative of the categories in which future loan losses may occur.

Table 36 - Allocation of the Allowance for Credit Losses - Loans

		At December 31,		
	2024		2023	
(Dollars in millions)	ACL	% of loans in each category to total loans	ACL	% of loans in each category to total loans
Commercial				
Commercial multi-family	$ 9.2	6.5%	$ 13.7	6.9%
Commercial real estate non-owner occupied	54.5	14.5	65.4	14.5
Commercial real estate owner occupied	49.9	8.5	56.9	8.8
Commercial and industrial	146.0	20.8	122.4	20.3
Total Commercial	$259.6	50.3%	$258.4	50.5%
Construction	11.3	3.4	12.7	2.7
Leasing	16.4	5.2	9.7	5.0
Mortgage	82.4	21.9	83.2	21.9
Consumer				
Credit cards	99.1	3.3	80.5	3.2
Home equity lines of credit	1.5	0.2	2.0	0.2
Personal	102.7	5.0	117.8	5.5
Auto	166.0	10.2	157.9	10.4
Other Consumer	7.0	0.5	7.1	0.6
Total Consumer	$376.3	19.2%	$365.3	19.9%
Total [1]	$746.0	100.0%	$729.3	100.0%

[1] Note: For purposes of this table the term loans refers to loans held-in-portfolio excluding loans held-for-sale.

The following table presents net charge-offs to average loans held-in-portfolio ("HIP") ratios by loan category for the years ended December 31, 2024 and 2023:

Table 37 - Net Charge-Offs (Recoveries) to Average Loans HIP

	December 31, 2024			December 31, 2023		
	BPPR	Popular U.S.	Popular Inc.	BPPR	Popular U.S.	Popular Inc.
Commercial	0.17%	0.04%	0.11%	(0.10)%	0.02%	(0.05)%
Construction	(0.59)	(0.01)	(0.10)	1.59	–	0.32
Mortgage	(0.21)	(0.01)	(0.18)	(0.22)	(0.02)	(0.19)
Leasing	0.67	–	0.67	0.43	–	0.43
Consumer	3.06	7.44	3.20	2.18	6.20	2.35
Total	0.89%	0.18%	0.68%	0.55%	0.19%	0.44%

NCOs for the year ended December 31, 2024, amounted to $241.8 million, increasing by $95.4 million when compared to the same period in 2023. The BPPR segment increased by $95.4 million mainly driven by higher consumer and commercial NCOs by $68.6 million and $25.4 million, respectively. The consumer NCOs continue to gradually increase mainly due to credit quality changes. The PB segment NCOs remained flat year-over-year.

Loan Modifications

For the twelve months ended December 31, 2024, modified loans to borrowers with financial difficulty amounted to $455 million, of which $430 million were in accruing status. The BPPR segment's modifications to borrowers with financial difficulty amounted to $441 million, mainly comprised of commercial and mortgage loans of $358 million and $66 million, respectively. A total of $44 million of the mortgage modifications were related to government guaranteed loans. The Popular U.S. segment's modifications to borrowers with financial difficulty amounted to $14 million, of which $12 million were commercial loans.

Refer to Note 8 to the Consolidated Financial Statements for additional information on modifications made to borrowers experiencing financial difficulties.

Enterprise Risk Management

The Corporation's Board of Directors has established a Risk Management Committee ("RMC") to, among other things, assist the Board in its (i) oversight of the Corporation's overall risk framework and (ii) to monitor, review, and approve policies to measure, limit and manage the Corporation's risks.

The Corporation has established a three lines of defense framework: (a) business line management constitutes the first line of defense by identifying and managing the risks associated with business activities, (b) components of the Risk Management Group and the Corporate Security Group, among others, act as the second line of defense by, among other things,

measuring and reporting on the Corporation's risk activities, and (c) the Corporate Auditing Division, as the third line of defense, reporting directly to the Audit Committee of the Board, by independently providing assurance regarding the effectiveness of the risk framework.

The Enterprise Risk Management Committee (the "ERM Committee") is a management committee whose purpose is to oversee and monitor Market, Interest, Liquidity, Regulatory and Financial Compliance, BSA/AML & Sanctions, Regulatory, Strategic, Operational (including Fraud and Third Party Risk, among others), Information Technology and Cyber Security, Legal, Credit, Climate and Reputational risks, as defined in the Risk Appetite Statement ("RAS") of the Risk Management Policy and within the Corporation's Enterprise Risk Management ("ERM") framework. The ERM Committee and the Enterprise Risk Management Department in the Financial and Operational Risk Management Division (the "FORM Division"), in coordination with the Chief Risk Officer, create the framework to identify and manage multiple and cross-enterprise risks, and to articulate the RAS and supporting metrics.

The Enterprise Risk Management Department has established a process to ensure that an appropriate standard readiness assessment is performed before we launch a new product or service. Similar procedures are performed by the Treasury Division for transactions involving the purchase and sale of assets, and by the Mergers and Acquisitions Division for acquisition transactions. The Enterprise Risk Management Department has a Corporate Issues Management Policy to promote on time remediation of issues and increase the governance and transparency around the number and the severity of issues identified for each business unit and corporate function by all sources. The Enterprise Risk Management Department also has a Corporate Regulatory Change Management Program to oversee, on a risk basis, the implementation of laws and regulations by the appropriate business and support areas.

The Asset/Liability Committee ("ALCO"), composed of senior management representatives from the business lines and corporate functions, and the Corporate Finance Group, are responsible for planning and executing the Corporation's market, interest rate risk, funding activities and strategy, as well as for implementing approved policies and procedures. The ALCO also reviews the Corporation's capital policy and the attainment of the capital management objectives. In addition, the Financial Risk, Corporate Insurance & Advisory Department independently measures, monitors and reports compliance with liquidity and market risk policies, and oversees controls surrounding interest risk measurements.

The Corporate Compliance Committee, comprised of senior management team members and representatives from the Regulatory and Financial Compliance Division and the Financial Crimes Compliance Division, among others, are responsible for overseeing and assessing the adequacy of the risk management processes that support Popular's compliance program for identifying, assessing, measuring, monitoring, testing, mitigating, and reporting compliance risks. They also supervise Popular's reporting obligations under the compliance program to assess the adequacy, consistency and timeliness of the reporting of compliance-related risks across the Corporation.

The Regulatory Affairs team is responsible for maintaining an open dialog with the banking regulatory agencies to have regulatory risks properly identified, measured, monitored, as well as communicated to the appropriate regulatory agency as necessary to keep them apprised of material matters within the purview of these agencies.

The Credit Strategy Committee, composed of senior level management representatives from the business lines and corporate functions, and the Corporate Credit Risk Management Division, are responsible for monitoring credit risk management activities both at the corporate level and across all Popular subsidiaries providing for the development and consistent application of credit risk policies, processes and procedures that measure, limit and manage credit risks, while seeking to maintain the effectiveness and efficiency of the operating and businesses processes.

The Corporation's Operational Risk Committee ("ORCO") composed of senior level management representatives from the business lines and corporate functions, provide executive oversight of the operational risk management activities of Popular and its subsidiaries providing for the development and consistent application of operational risk policies, processes, and procedures that measure, limit, and manage operational risks while maintaining the effectiveness and efficiency of the operating and business processes. The FORM Division, within the Risk Management Group, serves as ORCO's operating arm and is responsible for establishing baseline processes to measure, monitor, limit and manage operational risk.

The Corporate Security Group ("CSG"), under the direction of the Chief Security Officer, leads all efforts pertaining to cybersecurity, enterprise fraud and data privacy, including developing strategies and oversight processes with policies and programs that mitigate compliance, operational, strategic, financial and reputational risks associated with the Corporation's and our customers' data and assets.

The Information Technology and Cyber Risk Committee, composed of senior management representatives from the business lines and corporate functions, the Information Technology Division and the CSG, are responsible for the oversight and monitoring of information technology and cybersecurity risks, mitigation strategies, actions and controls, key risk metrics, and information technology and cyber incidents that may result in operational, compliance and reputational risks. The Chief Security Officer also co-chairs the Information Technology & Cyber Security Risk Committee along with the Chief Information & Digital Strategy Officer.

The Corporate Legal Division, in this context, has the responsibility of assessing, monitoring, managing and reporting with respect to legal risks, including those related to litigation, investigations and other material legal matters.

The Corporation has also established a Corporate Sustainability Committee whose purpose and responsibility is to oversee the Corporation's sustainability efforts and support the development and consistent application of policies, strategies and guidelines that measure and manage sustainability matters and risks. The Corporate Sustainability Committee also assesses environmental and social considerations with respect to certain commercial credit applications, in accordance with the applicable Commercial Credit Policy and Commercial Credit Manuals of BPPR and PB.

The processes of strategic risk planning and the evaluation of reputational risk are on-going processes through which continuous data gathering and analysis are performed. In order to have strategic risks properly identified and monitored, the Corporate Strategy and Transformation Division, which reports to the Corporation's Chief Operations Officer, performs periodic assessments regarding corporate strategic priority initiatives, such as the Corporation's transformation initiative and other emerging issues. The Acquisitions and Corporate Investments Division continuously assesses potential strategic transactions. The Corporate Communications Division is responsible for the monitoring, management and implementation of action plans with respect to reputational risk issues.

Popular's capital planning process integrates the Corporation's risk profile as well as its strategic focus, operating environment, and other factors that could materially affect capital adequacy in hypothetical highly-stressed business scenarios. Capital ratio targets and triggers take into consideration the different risks evaluated under Popular's risk management framework.

In addition to establishing a formal process to manage risk, our corporate culture is also critical to an effective risk management function. Through our Code of Ethics, the Corporation provides a framework for all our employees to conduct themselves with the highest integrity.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

Refer to Note 3, "New Accounting Pronouncements" to the Consolidated Financial Statements.

Statistical Summary 2024-2023
Statements of Financial Condition

(In thousands)	At December 31, 2024	At December 31, 2023
Assets:		
Cash and due from banks	$ 419,638	$ 420,462
Money market investments:		
Time deposits with other banks	6,380,948	6,998,871
Total money market investments	6,380,948	6,998,871
Trading account debt securities, at fair value	32,831	31,568
Debt securities available-for-sale, at fair value	18,245,903	16,729,044
Debt securities held-to-maturity, at amortized cost	7,758,077	8,194,335
Less – Allowance for credit losses	5,317	5,780
Debt securities held-to-maturity, net	7,752,760	8,188,555
Equity securities	208,166	193,726
Loans held-for-sale, at fair value	5,423	4,301
Loans held-in-portfolio:		
Loans held-in-portfolio	37,522,995	35,420,879
Less – Unearned income	415,343	355,908
Allowance for credit losses	746,024	729,341
Total loans held-in-portfolio, net	36,361,628	34,335,630
Premises and equipment, net	601,787	565,284
Other real estate	57,268	80,416
Accrued income receivable	263,389	263,433
Mortgage servicing rights, at fair value	108,103	118,109
Other assets	1,797,759	2,014,564
Goodwill	802,954	804,428
Other intangible assets	6,826	9,764
Total assets	$73,045,383	$70,758,155
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,139,555	$15,419,624
Interest bearing	49,744,790	48,198,619
Total deposits	64,884,345	63,618,243
Assets sold under agreements to repurchase	54,833	91,384
Other short-term borrowings	225,000	–
Notes payable	896,293	986,948
Other liabilities	1,371,846	914,627
Total liabilities	67,432,317	65,611,202
Stockholders' equity:		
Preferred stock	22,143	22,143
Common stock	1,048	1,048
Surplus	4,908,693	4,843,399
Retained earnings	4,570,957	4,194,851
Treasury stock – at cost	(2,228,535)	(2,018,957)
Accumulated other comprehensive loss, net of tax	(1,661,240)	(1,895,531)
Total stockholders' equity	5,613,066	5,146,953
Total liabilities and stockholders' equity	$73,045,383	$70,758,155

Statistical Summary 2022-2024
Statements of Operations

	For the years ended December 31,		
(In thousands)	2024	2023	2022
Interest income:			
Loans	$2,626,058	$2,331,654	$1,876,166
Money market investments	352,195	366,625	118,080
Investment securities	695,010	547,028	471,665
Total interest income	3,673,263	3,245,307	2,465,911
Less - Interest expense	1,390,975	1,113,783	298,552
Net interest income	2,282,288	2,131,524	2,167,359
Provision for credit losses	256,942	208,609	83,030
Net interest income after provision for credit losses	2,025,346	1,922,915	2,084,329
Mortgage banking activities	19,059	21,497	42,450
Net (loss) gain, including impairment, on equity securities	(1,583)	3,482	(7,334)
Net gain (loss) on trading account debt securities	1,445	1,382	(784)
Net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale	440	(115)	–
Adjustment to indemnity reserves on loans sold	1,266	2,319	919
Other non-interest income	638,282	622,159	861,811
Total non-interest income	658,909	650,724	897,062
Operating expenses:			
Personnel costs	820,451	778,045	719,764
All other operating expenses	1,067,186	1,120,055	1,026,656
Total operating expenses	1,887,637	1,898,100	1,746,420
Income before income tax	796,618	675,539	1,234,971
Income tax expense	182,406	134,197	132,330
Net Income	$ 614,212	$ 541,342	$1,102,641
Net Income Applicable to Common Stock	$ 612,800	$ 539,930	$1,101,229

Statistical Summary 2024-2022
Average Balance Sheet and Summary of Net Interest Income

On a Taxable Equivalent Basis*

(Dollars in thousands)	2024 Average Balance	2024 Interest	2024 Average Rate	2023 Average Balance	2023 Interest	2023 Average Rate	2022 Average Balance	2022 Interest	2022 Average Rate
Assets									
Interest earning assets:									
Money market investments	$ 6,640,514	$ 352,195	5.30%	$ 7,051,718	$ 366,625	5.20%	$ 9,530,698	$ 118,079	1.24%
U.S. Treasury securities	21,047,129	654,712	3.11	20,305,488	441,179	2.17	21,141,431	448,961	2.12
Obligations of U.S. Government sponsored entities	–	–	–	–	–	–	41	2	5.66
Obligations of Puerto Rico, States and political subdivisions	59,668	6,215	10.42	64,682	5,863	9.06	67,965	7,824	11.51
Collateralized mortgage obligations and mortgage-backed securities	6,642,953	136,016	2.05	7,360,071	157,196	2.14	8,342,672	198,566	2.38
Other	205,711	11,514	5.60	196,226	11,519	5.87	190,489	8,925	4.68
Total investment securities	27,955,461	808,457	2.89	27,926,467	615,757	2.20	29,742,598	664,278	2.23
Trading account securities	30,250	1,583	5.23	31,876	1,377	4.32	51,357	3,049	5.94
Loans (net of unearned income)	35,701,240	2,684,598	7.52	33,164,961	2,387,351	7.20	30,405,280	1,924,895	6.33
Total interest earning assets/Interest income	$70,327,465	$3,846,833	5.47%	$68,175,022	$3,371,110	4.94%	$69,729,933	$2,710,301	3.89%
Total non-interest earning assets	3,072,814			3,059,214			3,078,671		
Total assets	$73,400,279			$71,234,236			$72,808,604		
Liabilities and Stockholders' Equity	$40,476,544	$1,046,100	2.58%	$39,463,481	$ 862,981	2.19%	$41,769,576	$ 191,064	0.46%
Interest bearing liabilities:									
Savings, NOW, money market and other interest bearing demand accounts									
Time deposits	8,902,700	290,021	3.26	7,775,846	187,043	2.41	6,853,127	61,781	0.90
Federal funds purchased	6,011	322	5.36	6	–	5.25	7	–	3.92
Securities purchased under agreement to resell	70,145	3,900	5.56	115,808	6,019	5.20	107,305	2,309	2.15
Other short-term borrowings	8,402	454	5.40	27,302	1,310	4.80	99,083	3,428	3.46
Notes payable	961,886	50,178	5.22	1,109,163	56,430	5.09	938,778	39,970	4.26
Total interest bearing liabilities/Interest expense	50,425,688	1,390,975	2.76	48,491,606	1,113,783	2.30	49,767,876	298,552	0.60
Total non-interest bearing liabilities	15,921,398			16,142,027			17,031,503		
Total liabilities	66,347,086			64,633,633			66,799,379		
Stockholders' equity	7,053,193			6,600,603			6,009,225		
Total liabilities and stockholders' equity	$73,400,279			$71,234,236			$72,808,604		
Net interest income on a taxable equivalent basis		$2,455,858			$2,257,327			$2,411,749	
Cost of funding earning assets			1.98%			1.63%			0.43%
Net interest margin			3.49%			3.31%			3.46%
Effect of the taxable equivalent adjustment		173,570			125,803			244,390	
Net interest income per books		$2,282,288			$2,131,524			$2,167,359	

*   Shows the effect of the tax exempt status of some loans and investments on their yield, using the applicable statutory income tax rates. The computation considers the interest expense disallowance required by the Puerto Rico Internal Revenue Code. This adjustment is shown in order to compare the yields of the tax exempt and taxable assets on a taxable basis.

Note: Average loan balances include the average balance of non-accruing loans. No interest income is recognized for these loans in accordance with the Corporation's policy. Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transfer to held-to-maturities.



Report of Management on Internal Control Over Financial Reporting

The management of Popular, Inc. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities Exchange Act of 1934 and for our assessment of internal control over financial reporting. The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). The Corporation's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Popular, Inc. has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2024 based on the criteria referred to above.

The Corporation's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024, as stated in their report dated March 3, 2025 which appears herein.

Ignacio Alvarez
Chief Executive Officer

Jorge J. García
Executive Vice President
and Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Popular, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Popular, Inc. and its subsidiaries (the "Corporation") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of Popular, Inc.'s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans Held-in-Portfolio – Quantitative Models, and Qualitative Adjustments to the Puerto Rico Commercial Portfolios

As described in Notes 2 and 8 to the consolidated financial statements, the Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the allowance for credit losses ("ACL") to provide for expected losses in the loan portfolio. As of December 31, 2024, the allowance for credit losses was $746 million on total loans of $37 billion. This CECL model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets. The quantitative modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. As part of this methodology, management evaluates various macroeconomic scenarios and may apply probability weights to the outcome of the selected scenarios. The ACL also includes a qualitative framework that addresses losses that are expected but not captured within the quantitative modeling framework. In order to identify potential losses that are not captured through the models, management evaluated model limitations as well as the different risks covered by the variables used in each quantitative model. To complement the analysis, management also evaluated sectors that have low levels of historical defaults, but current conditions show the potential for future losses.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on loans held-in-portfolio quantitative models, and qualitative adjustments to the Puerto Rico commercial portfolios is a critical audit matter are (i) the significant judgment by management in determining the allowance for credit losses, including qualitative adjustments to the Puerto Rico commercial portfolios, which in turn led to a high degree of auditor effort, judgment, and subjectivity in performing procedures and evaluating audit evidence relating to the allowance for credit losses, including management's selection of macroeconomic scenarios and probability weights applied; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for loans held-in-portfolio, including qualitative adjustments to the Puerto Rico commercial portfolios. These procedures also included, among others, testing management's process for estimating the allowance for credit losses by (i) evaluating the appropriateness of the methodology, including models used for estimating the ACL; (ii) evaluating the reasonableness of management's selection of various macroeconomic scenarios including probability weights applied to the expected loss outcome of the selected macroeconomic scenarios; (iii) evaluating the reasonableness of the qualitative adjustments to Puerto Rico commercial portfolios allowance for credit losses; and (iv) testing the data used in the allowance for credit losses. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methodology and models, the reasonableness of management's selection and weighting of macroeconomic scenarios used to estimate current expected credit losses and reasonableness of the qualitative adjustments to Puerto Rico commercial portfolios allowance for credit losses.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 3, 2025

We have served as the Corporation's auditor since 1971, which includes periods before the Corporation became subject to SEC reporting requirements

Stamp DLLP216-99 of the P.R. Society of
Certified Public Accountants is affixed to
the original of this report

POPULAR, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share information)	December 31, 2024	December 31, 2023
Assets:		
Cash and due from banks	$ 419,638	$ 420,462
Money market investments:		
Time deposits with other banks	6,380,948	6,998,871
Total money market investments	6,380,948	6,998,871
Trading account debt securities, at fair value	32,831	31,568
Debt securities available-for-sale, at fair value:		
Pledged securities with creditors' right to repledge	30,486	72,827
Other debt securities available-for-sale	18,215,417	16,656,217
Debt securities available-for-sale	18,245,903	16,729,044
Debt securities held-to-maturity, at amortized cost:		
Pledged securities with creditors' right to repledge	27,405	27,083
Other debt securities held-to-maturity	7,730,672	8,167,252
Debt securities held-to-maturity (fair value 2024 - $7,682,664; 2023 - $8,159,385)	7,758,077	8,194,335
Less – Allowance for credit losses	5,317	5,780
Debt securities held-to-maturity, net	7,752,760	8,188,555
Equity securities (realizable value 2024 - $208,663; 2023 - $194,641)	208,166	193,726
Loans held-for-sale, at fair value	5,423	4,301
Loans held-in-portfolio	37,522,995	35,420,879
Less – Unearned income	415,343	355,908
Allowance for credit losses	746,024	729,341
Total loans held-in-portfolio, net	36,361,628	34,335,630
Premises and equipment, net	601,787	565,284
Other real estate	57,268	80,416
Accrued income receivable	263,389	263,433
Mortgage servicing rights, at fair value	108,103	118,109
Other assets	1,797,759	2,014,564
Goodwill	802,954	804,428
Other intangible assets	6,826	9,764
Total assets	$73,045,383	$70,758,155
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest bearing	$15,139,555	$15,419,624
Interest bearing	49,744,790	48,198,619
Total deposits	64,884,345	63,618,243
Assets sold under agreements to repurchase	54,833	91,384
Other short-term borrowings	225,000	–
Notes payable	896,293	986,948
Other liabilities	1,371,846	914,627
Total liabilities	67,432,317	65,611,202
Commitments and contingencies (Refer to Note 23)		
Stockholders' equity:		
Preferred stock, 30,000,000 shares authorized; 885,726 shares issued and outstanding (2023 - 885,726)	22,143	22,143
Common stock, $0.01 par value; 170,000,000 shares authorized; 104,849,460 shares issued (2023 - 104,767,348) and 70,141,291 shares outstanding (2023 - 72,153,621)	1,048	1,048
Surplus	4,908,693	4,843,399
Retained earnings	4,570,957	4,194,851
Treasury stock - at cost, 34,708,169 shares (2023 - 32,613,727)	(2,228,535)	(2,018,957)
Accumulated other comprehensive loss, net of tax	(1,661,240)	(1,895,531)
Total stockholders' equity	5,613,066	5,146,953
Total liabilities and stockholders' equity	$73,045,383	$70,758,155

The accompanying notes are an integral part of these Consolidated Financial Statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
(In thousands, except per share information)	2024	2023	2022
Interest income:			
Loans	$2,626,058	$2,331,654	$1,876,166
Money market investments	352,195	366,625	118,080
Investment securities	695,010	547,028	471,665
Total interest income	3,673,263	3,245,307	2,465,911
Interest expense:			
Deposits	1,336,121	1,050,024	252,845
Short-term borrowings	4,676	7,329	5,737
Long-term debt	50,178	56,430	39,970
Total interest expense	1,390,975	1,113,783	298,552
Net interest income	2,282,288	2,131,524	2,167,359
Provision for credit losses	256,942	208,609	83,030
Net interest income after provision for credit losses	2,025,346	1,922,915	2,084,329
Service charges on deposit accounts	151,343	147,476	157,210
Other service fees	389,233	374,440	334,009
Mortgage banking activities (Refer to Note 9)	19,059	21,497	42,450
Net (loss) gain, including impairment on equity securities	(1,583)	3,482	(7,334)
Net gain (loss) on trading account debt securities	1,445	1,382	(784)
Net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale	440	(115)	–
Adjustments to indemnity reserves on loans sold	1,266	2,319	919
Other operating income	97,706	100,243	370,592
Total non-interest income	658,909	650,724	897,062
Operating expenses:			
Personnel costs	820,451	778,045	719,764
Net occupancy expenses	111,430	111,586	106,169
Equipment expenses	33,424	37,057	35,626
Other taxes	66,046	55,926	63,603
Professional fees	125,822	161,142	172,043
Technology and software expenses	329,061	290,615	291,902
Processing and transactional services	142,677	138,070	127,145
Communications	18,899	16,664	14,885
Business promotion	101,930	94,926	88,918
FDIC deposit insurance	54,626	105,985	26,787
Other real estate owned (OREO) income	(18,124)	(15,375)	(22,143)
Other operating expenses	98,457	97,279	109,446
Amortization of intangibles	2,938	3,180	3,275
Goodwill impairment charge	–	23,000	9,000
Total operating expenses	1,887,637	1,898,100	1,746,420
Income before income tax	796,618	675,539	1,234,971
Income tax expense	182,406	134,197	132,330
Net Income	$ 614,212	$ 541,342	$1,102,641
Net Income Applicable to Common Stock	$ 612,800	$ 539,930	$1,101,229
Net Income per Common Share – Basic	$ 8.56	$ 7.53	$ 14.65
Net Income per Common Share – Diluted	$ 8.56	$ 7.52	$ 14.63

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Years ended December 31,		
	2024	2023	2022
Net income	$ 614,212	$ 541,342	$ 1,102,641
Other comprehensive income (loss) before tax:			
Foreign currency translation adjustment	(6,837)	(7,793)	10,572
Adjustment of pension and postretirement benefit plans	22,652	23,052	7,811
Amortization of net losses	14,471	19,253	15,644
Unrealized net holding gains (losses) on debt securities arising during the period	101,442	391,633	(2,539,421)
Reclassification adjustment for gains included in net income	–	–	–
Amortization of unrealized losses of debt securities transfer from available-for-sale to held-to-maturity	179,563	172,883	41,642
Unrealized net gains (losses) on cash flow hedges	–	(30)	3,719
Reclassification adjustment for net (gains) losses included in net income	–	(41)	(960)
Other comprehensive income (loss) before tax	311,291	598,957	(2,460,993)
Income tax (expense) benefit	(77,000)	30,440	261,134
Total other comprehensive income (loss), net of tax	234,291	629,397	(2,199,859)
Comprehensive income (loss), net of tax	$ 848,503	$1,170,739	$ (1,097,218)

Tax effect allocated to each component of other comprehensive income (loss):

(In thousands)	Years ended December 31,		
	2024	2023	2022
Adjustment of pension and postretirement benefit plans	$ (8,495)	$ (8,644)	$ (2,929)
Amortization of net losses	(5,427)	(7,219)	(5,867)
Unrealized net holding gains (losses) on debt securities arising during the period	(27,165)	80,854	278,324
Reclassification adjustment for gains included in net income	–	–	–
Amortization of unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	(35,913)	(34,577)	(8,328)
Unrealized net gains (losses) on cash flow hedges	–	11	(612)
Reclassification adjustment for net (gains) losses included in net income	–	15	546
Income tax (expense) benefit	$(77,000)	$ 30,440	$261,134

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common stock	Preferred stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance at December 31, 2021	$1,046	$22,143	$4,650,182	$2,973,745	$(1,352,650)	$ (325,069)	$ 5,969,397
Net income				1,102,641			1,102,641
Issuance of stock	1		5,836				5,837
Dividends declared:							
Common stock[1]				(163,693)			(163,693)
Preferred stock				(1,412)			(1,412)
Common stock purchases [2]			53,592		(691,256)		(637,664)
Stock based compensation			4,450		13,728		18,178
Other comprehensive loss, net of tax						(2,199,859)	(2,199,859)
Transfer to statutory reserve			76,933	(76,933)			–
Balance at December 31, 2022	$1,047	$22,143	$4,790,993	$3,834,348	$(2,030,178)	$(2,524,928)	$ 4,093,425
Cumulative effect of accounting change				28,752			28,752
Net income				541,342			541,342
Issuance of stock	1		6,310				6,311
Dividends declared:							
Common stock[1]				(163,664)			(163,664)
Preferred stock				(1,412)			(1,412)
Common stock purchases					(4,550)		(4,550)
Stock based compensation			1,581		15,771		17,352
Other comprehensive income, net of tax						629,397	629,397
Transfer to statutory reserve			44,515	(44,515)			–
Balance at December 31, 2023	$1,048	$22,143	$4,843,399	$4,194,851	$(2,018,957)	$(1,895,531)	$ 5,146,953
Net income				614,212			614,212
Issuance of stock			6,860				6,860
Dividends declared:							
Common stock[3]				(183,854)			(183,854)
Preferred stock				(1,412)			(1,412)
Common stock purchases					(224,626)		(224,626)
Stock based compensation			5,594		15,048		20,642
Other comprehensive income, net of tax						234,291	234,291
Transfer to statutory reserve			52,840	(52,840)			–
Balance at December 31, 2024	$1,048	$22,143	$4,908,693	$4,570,957	$(2,228,535)	$(1,661,240)	$ 5,613,066

[1] Dividends declared per common share during the year ended December 31, 2024 - $2.56 (2023 - $2.27; 2022 - $2.20).
[2] During the year ended December 31, 2022, the Corporation completed two accelerated share repurchase transactions with respect to its common stock, which were accounted for as a treasury stock transactions. The aggregate amount of both transactions was $631 million. Refer to Note 19 for additional information.
[3] Includes common stock repurchases of $217.3 million as part of a repurchase authorization up to $500 million. Refer to Note 19 for additional information.

	Years ended December 31,		
	2024	2023	2022
Disclosure of changes in number of shares:			
Preferred Stock:			
Balance at beginning and end of year	885,726	885,726	885,726
Common Stock:			
Balance at beginning of year	104,767,348	104,657,522	104,579,334
Issuance of stock	82,112	109,826	78,188
Balance at end of year	104,849,460	104,767,348	104,657,522
Treasury stock	(34,708,169)	(32,613,727)	(32,803,802)
Common Stock – Outstanding	70,141,291	72,153,621	71,853,720

The accompanying notes are an integral part of these consolidated financial statements.

POPULAR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Years ended December 31,	
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 614,212	$ 541,342	$ 1,102,641
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	256,942	208,609	83,030
Goodwill impairment charge	–	23,000	9,000
Amortization of intangibles	2,938	3,180	3,275
Depreciation and amortization of premises and equipment	57,078	58,507	55,107
Net accretion of discounts and amortization of premiums and deferred fees	(252,413)	(45,249)	29,120
Interest capitalized on loans subject to the temporary payment moratorium or loss mitigation alternatives	(7,109)	(9,868)	(11,521)
Share-based compensation	19,676	16,773	16,727
Impairment losses on right-of-use and long-lived assets	–	–	2,233
Fair value adjustments on mortgage servicing rights	11,370	12,339	(166)
Fair value adjustment for contingent consideration	–	–	(9,241)
Adjustments to indemnity reserves on loans sold	(1,266)	(2,319)	(919)
Earnings from investments under the equity method, net of dividends or distributions	(23,541)	(27,450)	(29,522)
Deferred income tax expense (benefit)	23,711	(43,139)	(33,129)
(Gain) loss on:			
Disposition of premises and equipment and other productive assets	(7,558)	(12,756)	(9,453)
Proceeds from insurance claims	–	(145)	–
Sale of loans, including valuation adjustments on loans held-for-sale and mortgage banking activities	(758)	203	252
Sale of equity method investment	–	(152)	(8,198)
Sale of stock in equity method investee	(551)	–	–
Disposition of stock as part of the Evertec Transactions	–	–	(240,412)
Sale of foreclosed assets, including write-downs	(17,953)	(22,665)	(33,008)
Acquisitions of loans held-for-sale	(6,886)	(7,639)	(122,363)
Proceeds from sale of loans held-for-sale	47,809	44,734	64,542
Net originations on loans held-for-sale	(49,579)	(68,310)	(202,913)
Net decrease (increase) in:			
Trading debt securities	13,898	33,500	353,301
Equity securities	(6,847)	(11,341)	54
Accrued income receivable	216	(23,238)	(62,932)
Other assets	30,043	24,200	76,589
Net increase (decrease) in:			
Interest payable	1,622	19,814	6,061
Pension and other postretirement benefits obligation	8,463	16,092	(2,893)
Other liabilities	(38,795)	(41,410)	(20,724)
Total adjustments	60,510	145,270	(88,103)
Net cash provided by operating activities	674,722	686,612	1,014,538
Cash flows from investing activities:			
Net decrease (increase) in money market investments	620,578	(1,383,821)	11,922,703
Purchases of investment securities:			
Available-for-sale	(34,339,865)	(16,707,264)	(22,232,278)
Held-to-maturity	–	(8,615)	(1,879,443)
Equity	(27,216)	(18,477)	(48,921)
Proceeds from calls, paydowns, maturities and redemptions of investment securities:			
Available-for-sale	33,789,182	18,215,910	20,143,921
Held-to-maturity	659,543	458,806	9,826
Proceeds from sale of investment securities:			
Equity	19,623	31,946	42,990
Net disbursements on loans	(1,636,569)	(2,475,837)	(2,237,084)
Proceeds from sale of loans	42,287	135,231	141,314
Acquisition of loan portfolios	(668,215)	(770,493)	(753,684)
Return of capital from equity method investments	279	249	681
Payments to acquire equity method investments	(1,250)	(1,500)	(1,625)
Proceeds from sale of equity method investment	–	152	8,198
Proceeds from sale of stock in equity method investee	4,489	–	–
Proceeds from disposition of stock as part of the Evertec Transactions	–	–	219,883
Acquisition of premises and equipment	(213,412)	(208,044)	(103,789)
Proceeds from insurance claims	–	145	–
Proceeds from sale of:			
Premises and equipment and other productive assets	8,890	8,658	10,305
Foreclosed assets	109,182	109,547	107,203
Net cash (used in) provided by investing activities	(1,632,474)	(2,613,407)	5,350,200
Cash flows from financing activities:			
Net increase (decrease) in:			
Deposits	1,261,053	2,365,451	(5,770,261)
Assets sold under agreements to repurchase	(36,551)	(57,225)	57,006
Other short-term borrowings	225,000	(365,000)	290,000
Payments of notes payable	(91,943)	(343,261)	(103,147)
Principal payments of finance leases	(3,977)	(5,360)	(3,346)
Proceeds from issuances of notes payable	–	441,705	–
Proceeds from issuances of common stock	6,860	6,311	5,837
Dividends paid	(180,461)	(159,860)	(161,516)
Net payments for repurchase of common stock	(213,922)	(461)	(631,893)
Payments related to tax withholding for share-based compensation	(6,476)	(4,089)	(5,771)
Net cash provided by (used in) financing activities	959,583	1,878,211	(6,323,091)
Net increase (decrease) in cash and due from banks, and restricted cash	1,831	(48,584)	41,647
Cash and due from banks, and restricted cash at beginning of period	427,575	476,159	434,512
Cash and due from banks, and restricted cash at end of period	$ 429,406	$ 427,575	$ 476,159

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated
Financial Statements

Note 1 - Nature of Operations	58
Note 2 - Summary of Significant Accounting Policies	58
Note 3 - New Accounting Pronouncements	68
Note 4 - Restrictions on Cash and Due from Banks and Certain Securities	72
Note 5 - Debt Securities Available-For-Sale	72
Note 6 - Debt Securities Held-to-Maturity	75
Note 7 - Loans	78
Note 8 - Allowance for Credit Losses – Loans Held-In-Portfolio	85
Note 9 - Mortgage Banking Activities	116
Note 10 - Transfers of Financial Assets and Mortgage Servicing Assets	116
Note 11 - Premises and Equipment	119
Note 12 - Other Real Estate Owned	119
Note 13 - Other Assets	120
Note 14 - Goodwill and Other Intangible Assets	121
Note 15 - Deposits	123
Note 16 - Borrowings	124
Note 17 - Trust Preferred Securities	126
Note 18 - Other Liabilities	127
Note 19 - Stockholders' Equity	127
Note 20 - Regulatory Capital Requirements	128
Note 21 - Other Comprehensive Income (Loss)	130
Note 22 - Guarantees	131
Note 23 - Commitments and Contingencies	132
Note 24- Non-consolidated Variable Interest Entities	136
Note 25 - Derivative Instruments and Hedging Activities	136
Note 26 - Related Party Transactions	138
Note 27 - Fair Value Measurement	140
Note 28 - Fair Value of Financial Instruments	147
Note 29 - Employee Benefits	149
Note 30 - Net Income per Common Share	155
Note 31 - Revenue from Contracts with Customers	156
Note 32 - Leases	157
Note 33 - Stock-Based Compensation	159
Note 34 - Income Taxes	160
Note 35 - Supplemental Disclosure on the Consolidated Statements of Cash Flows	164
Note 36 - Segment Reporting	165
Note 37 - Popular, Inc. (Holding company only) Financial Information	167

Note 1 - Nature of Operations

Nature of Operations

Popular, Inc. (the "Corporation" or "Popular") is a diversified, publicly-owned financial holding company subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. The Corporation has operations in Puerto Rico, the mainland United States ("U.S.") and the U.S. and British Virgin Islands. In Puerto Rico, the Corporation provides retail, mortgage, and commercial banking services, through its principal banking subsidiary, Banco Popular de Puerto Rico ("BPPR"), as well as investment banking, broker-dealer, auto and equipment leasing and financing, and insurance services through specialized subsidiaries. In the mainland U.S., the Corporation provides retail, mortgage and commercial banking services through its New York-chartered banking subsidiary, Popular Bank ("PB" or "Popular U.S."), which has branches located in New York, New Jersey and Florida, investment and insurance services and equipment leasing and financing services through specialized subsidiaries.

Tax impact on Intercompany Distributions

The net income for the year ended December 31, 2024 included $22.9 million of expenses, of which $ 16.5 million was reflected in income tax expense and $6.4 million was reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes. The adjustment corrected errors for income tax expense that should have been recognized of $5.5 million and $5.4 million in the years 2023 and 2022, respectively, and an aggregate of $5.6 million, in the years prior to 2022. The $6.4 million recognized as other operating expense corresponded to interest due up to March 31, 2024 on the related late payment of the withholding tax, of which approximately $3.0 million corresponded to years prior to 2022. As a result of this adjustment, the deferred tax asset related to NOL of the BHC and its related valuation allowance was reduced by $52.2 million. The Corporation evaluated the impact of the out-of-period adjustment and concluded it was not material to any previously issued interim or annual consolidated financial statements.

Note 2 - Summary of significant accounting policies

The accounting and financial reporting policies of Popular, Inc. and its subsidiaries (the "Corporation") conform with accounting principles generally accepted in the United States of America and with prevailing practices within the financial services industry.

The following is a description of the most significant of these policies:

Principles of consolidation

The consolidated financial statements include the accounts of Popular, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. In accordance with the consolidation guidance for variable interest entities, the Corporation would also consolidate any variable interest entities ("VIEs") for which it has a controlling financial interest; and therefore, it is the primary beneficiary. Assets held in a fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the Consolidated Statements of Financial Condition.

Unconsolidated investments, in which there is at least 20% ownership and / or the Corporation exercises significant influence, are generally accounted for by the equity method with earnings recorded in other operating income. Limited partnerships are also accounted for by the equity method unless the investor's interest is so "minor" that the limited partner may have virtually no influence over partnership operating and financial policies. These investments are included in other assets and the Corporation's proportionate share of income or loss is included in other operating income.

Statutory business trusts that are wholly-owned by the Corporation and are issuers of trust preferred securities are not consolidated in the Corporation's Consolidated Financial Statements.

Business combinations

Business combinations are accounted for under the acquisition method. Under this method, assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date are measured at their fair values as of the acquisition date. The acquisition date is the date the acquirer obtains control. Transaction costs are expensed as incurred. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value of the contingent consideration are recognized in earnings unless the arrangement is a hedging instrument for which changes are initially recognized in other comprehensive income (loss). The Corporation did not engage in any business combination activities during the years ended December 31, 2024 and 2023.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

The Corporation determines the fair values of its financial instruments based on the fair value framework established in the guidance for Fair Value Measurements in Accounting Standards Codification ("ASC") Subtopic 820-10, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The guidance in ASC Subtopic 820-10 also addresses measuring fair value in situations where markets are inactive and transactions are not orderly. Transactions or quoted prices for assets and liabilities may not be determinative of fair value when transactions are not orderly, and thus, may require adjustments to estimate fair value. Price quotes based on transactions that are not orderly should be given little, if any, weight in measuring fair value. Price quotes based on transactions that are orderly shall be considered in determining fair value, and the weight given is based on facts and circumstances. If sufficient information is not available to determine if price quotes are based on orderly transactions, less weight should be given to the price quote relative to other transactions that are known to be orderly.

Investment securities

Investment securities are classified in four categories and accounted for as follows:

- Debt securities that the Corporation has the intent and ability to hold to maturity are classified as debt securities held-to-maturity and reported at amortized cost. An ACL is established for the expected credit losses over the remaining term of debt securities held-to-maturity. The Corporation has established a methodology to estimate credit losses which considers qualitative factors, including internal credit ratings and the underlying source of repayment in determining the amount of expected credit losses. Debt securities held-to-maturity are written-off

through the ACL when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The ACL is estimated by leveraging the expected loss framework for mortgages in the case of securities collateralized by 2nd lien loans and the commercial C&I models for municipal bonds. As part of this framework, internal factors are stressed, as a qualitative adjustment, to reflect current conditions that are not necessarily captured within the historical loss experience. The modeling framework includes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the model input level. The Corporation's portfolio of held-to-maturity securities includes U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other debt securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

- Debt securities classified as trading securities are reported at fair value, with unrealized and realized gains and losses included in non-interest income.

- Debt securities classified as available-for-sale are reported at fair value. Declines in fair value below the securities' amortized cost which are not related to estimated credit losses are recorded through other comprehensive income (loss), net of taxes. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. Credit losses relating to available-for-sale debt securities are recorded through an ACL, which are limited to the difference between the amortized cost and the fair value of the asset. The ACL is established for the expected credit losses over the remaining term of debt security. The Corporation's portfolio of available-for-sale securities is comprised mainly of U.S. Treasury notes and obligations from the U.S. Government. These securities have an explicit or implicit guarantee from the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no ACL for these securities has been established. The Corporation monitors its securities portfolio composition and credit performance on a quarterly basis to determine if any allowance is considered necessary. Debt securities available-for-sale are written-off when a portion or the entire amount is deemed uncollectible, based on the information considered to develop expected credit losses through the life of the asset. The specific identification method is used to determine realized gains and losses on debt securities available-for-sale, which are included in net (loss) gain on sale of debt securities in the Consolidated Statements of Operations.

- Equity securities that have readily available fair values are reported at fair value. Equity securities that do not have readily available fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Stock that is owned by the Corporation to comply with regulatory requirements, such as Federal Reserve Bank and Federal Home Loan Bank ("FHLB") stock, is included in this category, and their realizable value equals their cost. Unrealized and realized gains and losses and any impairment on equity securities are included in net gain (loss), including impairment on equity securities in the Consolidated Statements of Operations. Dividend income from investments in equity securities is included in interest income.

The amortization of premiums is deducted and the accretion of discounts is added to net interest income based on the interest method over the outstanding period of the related securities. Purchases and sales of securities are recognized on a trade date basis.

Derivative financial instruments

All derivatives are recognized on the Statements of Financial Condition at fair value. The Corporation's policy is not to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement nor to offset the fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments.

For a cash flow hedge, changes in the fair value of the derivative instrument are recorded net of taxes in accumulated other comprehensive income (loss) and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts earnings. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

Prior to entering a hedge transaction, the Corporation formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments to specific assets and liabilities on the Statements of Financial Condition or to specific forecasted transactions or firm commitments along with a formal assessment, at both inception of the hedge and on an ongoing basis, as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. Hedge accounting is discontinued when the derivative instrument is not highly effective as a hedge, a derivative expires, is sold, terminated, when it is unlikely that a forecasted transaction will occur or when it is determined that it is no longer appropriate. When hedge accounting is discontinued the derivative continues to be carried at fair value with changes in fair value included in earnings.

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. Based on the election to apply fair value accounting for its mortgage loans held for sale, hedge accounting is not used for these forward contracts and changes in the fair value of the loans are expected to be offset by the changes in the fair value of the forward contract, both of which are recorded through net income (loss).

For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

The fair value of derivative instruments considers the risk of non-performance by the counterparty or the Corporation, as applicable.

The Corporation obtains or pledges collateral in connection with its derivative activities when applicable under the agreement.

Loans

Loans are classified as loans held-in-portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff. The foreseeable future is a management judgment which is determined based upon the type of loan, business strategies, current market conditions, balance sheet management and liquidity needs. Management's view of the foreseeable future may change based on changes in these conditions. When a decision is made to sell or securitize a loan that was not originated or initially acquired with the intent to sell or securitize, the loan is reclassified from held-in-portfolio into held-for-sale. Due to changing market conditions or other strategic initiatives, management's intent with respect to the disposition of the loan may change, and accordingly, loans previously classified as held-for-sale may be reclassified into held-in-portfolio. Loans transferred between loans held-for-sale and held-in-portfolio classifications are recorded at the lower of cost or fair value at the date of transfer.

Purchased loans with no evidence of credit deterioration since origination are recorded at fair value upon acquisition. Credit discounts are included in the determination of fair value.

Loans held-in-portfolio are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Fees collected and costs incurred in the origination of new loans are deferred and amortized using the interest method or a method which approximates the interest method over the term of the loan as an adjustment to interest yield.

Loans held-for-sale, except for mortgage loans originated as held-for-sale, are stated at the lower of cost or fair value, cost being determined based on the outstanding loan balance less unearned income, and fair value determined, generally in the aggregate. Fair value is measured based on current market prices for similar loans, outstanding investor commitments, prices of recent sales or discounted cash flow analyses which utilize inputs and assumptions which are believed to be consistent with market participants' views. The cost basis also includes consideration of deferred origination fees and costs, which are recognized in earnings at the time of sale. Upon reclassification to held-for-sale, credit related fair value adjustments are recorded as a reduction in the ACL. To the extent that the loan's reduction in value has not already been provided for in the ACL, an additional provision for credit losses is recorded. Subsequent to reclassification to held-for-sale, the amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance with changes therein included in the determination of net income for the period in which the change occurs. Newly originated mortgage loans held-for-sale are reported at fair value, with changes recorded through earnings.

The past due status of a loan is determined in accordance with its contractual repayment terms. Furthermore, loans are reported as past due when either interest or principal remains unpaid for 30 days or more in accordance with its contractual repayment terms.

Non-accrual loans are those loans on which the accrual of interest is discontinued. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against interest income and the loan is accounted for either on a cash-basis method or on the cost-recovery method. Loans designated as non-accruing are returned to accrual status when the Corporation expects repayment of the remaining contractual principal and interest.

Recognition of interest income on commercial and construction loans is discontinued when the loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that the collection of principal and interest is doubtful. The portion of a secured loan deemed uncollectible is charged-off no later than 365 days past due. However, in the case of a collateral dependent loan, the excess of the recorded investment over the fair value of the collateral (portion deemed uncollectible) is generally promptly charged-off, but in any event, not later than the quarter following the quarter in which such excess was first recognized. Commercial unsecured loans are charged-off no later than 180 days past due. Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The portion of a mortgage loan deemed uncollectible is charged-off when the loan is 180 days past due. The Corporation discontinues the recognition of interest on residential mortgage loans insured by the Federal Housing Administration ("FHA") or guaranteed by the U.S. Department of Veterans Affairs ("VA") when 15-months delinquent as to principal or interest. The principal repayment on these loans is insured. Recognition of interest income on closed-end consumer loans and home equity lines of credit is discontinued when the loans are 90 days or more in arrears on payments of principal or interest. Income is generally recognized on open-end consumer loans, except for home equity lines of credit, until the loans are charged-off. Recognition of interest income for lease financing is ceased when loans are 90 days or more in arrears. Closed-end consumer loans and leases are charged-off when they are 120 days in arrears. Open-end (revolving credit) consumer loans are charged-off when 180 days in arrears. Commercial and consumer overdrafts are generally charged-off no later than 60 days past their due date.

A loan modified with financial difficulties is typically in non-accrual status at the time of the modification. These loans continue in non-accrual status until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification (or one year for loans providing for quarterly or semi-annual payments)) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

Loan modifications

A modification is subject to disclosure under ASC Topic 326 when the Corporation separately concludes that both of the following conditions exist: 1) the debtor is experiencing financial difficulties and 2) the modification constitutes a reduction in the interest rate on the loan, a payment extension, a forgiveness of principal, a more-than-insignificant payment delay, or a combination of these. Determination that a borrower is experiencing financial difficulties involves a degree of judgment. The identification of loan modifications to debtors with financial difficulties is critical in the determination of the adequacy of the ACL.

Refer to Note 9 to the Consolidated Financial Statements for additional qualitative information on loan modifications and the Corporation's determination of the ACL.

Lease financing

The Corporation leases passenger and commercial vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified in the guidance for leases in ASC Topic 842. Aggregate rentals due over the term of the leases less unearned income are included in finance lease contracts receivable. Unearned income is amortized using a method which results in approximate level rates of return on the principal amounts outstanding. Finance lease origination fees and costs are deferred and amortized over the average life of the lease as an adjustment to the interest yield.

Revenue for other leases is recognized as it becomes due under the terms of the agreement.

Loans acquired with deteriorated credit quality

Purchased credit deteriorated ("PCD") loans are defined as those with evidence of a more-than-insignificant deterioration in credit quality since origination. PCD loans are initially recorded at its purchase price plus an estimated allowance for credit losses ("ACL"). Upon the acquisition of a PCD loan, the Corporation makes an estimate of the expected credit losses over the remaining contractual term of each individual loan. The estimated credit losses over the life of the loan are recorded as an ACL with a corresponding addition to the loan purchase price. The amount of the purchased premium or discount which is not related to credit risk is amortized over the life of the loan through net interest income using the effective interest method or a method that approximates the effective interest method. Changes in expected credit losses are recorded as an increase or decrease to the ACL with a corresponding charge (reverse) to the provision for credit losses in the Consolidated Statement of Operations. These loans follow the same nonaccrual policies as non-PCD loans.

Refer to Note 7 to the Consolidated Financial Statements for additional information with respect to loans acquired with deteriorated credit quality.

Accrued interest receivable

The amortized basis for loans and investments in debt securities is presented exclusive of accrued interest receivable. The Corporation has elected not to establish an ACL for accrued interest receivable for loans and investments in debt securities, given the Corporation's non-accrual policies, in which accrual of interest is discontinued and reversed based on the asset's delinquency status.

Allowance for credit losses - loans portfolio

The Corporation establishes an ACL for its loan portfolio based on its estimate of credit losses over the remaining contractual term of the loans, adjusted for expected prepayments. An ACL is recognized for all loans including originated and purchased loans, since inception, with a corresponding charge to the

provision for credit losses, except for PCD loans for which the ACL at acquisition is recorded as an addition to the purchase price with subsequent changes recorded in earnings. Loan losses are charged and recoveries are credited to the ACL.

The Corporation follows a methodology to estimate the ACL which includes a reasonable and supportable forecast period for estimating credit losses, considering quantitative and qualitative factors as well as the economic outlook. As part of this methodology, management evaluates various macroeconomic scenarios provided by third parties. At December 31, 2024, management applied probability weights to the outcome of the selected scenarios. This evaluation includes benchmarking procedures as well as careful analysis of the underlying assumptions used to build the scenarios. The application of probability weights include baseline, optimistic and pessimistic scenarios. The weights applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation considers additional macroeconomic scenarios as part of its qualitative adjustment framework.

The macroeconomic variables chosen to estimate credit losses were selected by combining quantitative procedures with expert judgment. These variables were determined to be the best predictors of expected credit losses within the Corporation's loan portfolios and include drivers such as unemployment rate, different measures of employment levels, house prices, gross domestic product and measures of disposable income, amongst others. The loss estimation framework includes a reasonable and supportable period of 2 years for PR portfolios, gradually reverting over a 3-years horizon to historical macroeconomic variables at the model input level. For the U.S. portfolio, the reasonable and supportable period considers the contractual life of the asset, impacted by prepayments, except for the U.S. CRE portfolio. The U.S. CRE portfolio utilizes a 2-year reasonable and supportable period gradually reverting, over a 3-years horizon, to historical information at the output level.

The Corporation developed loan level quantitative models distributed by geography and loan type. This segmentation was determined by evaluating their risk characteristics, which include default patterns, source of repayment, type of collateral, and lending channels, amongst others. The modeling framework includes competing risk models to generate lifetime defaults and prepayments, and other loan level modeling techniques to estimate loss severity. Recoveries on future losses are contemplated as part of the loss severity modeling. These parameters are estimated by combining internal risk factors with macroeconomic expectations. In order to generate the expected credit losses, the output of these models is combined with loan level repayment information. The internal risk factors contemplated within the models may include borrowers' credit scores, loan-to-value, delinquency status, risk ratings, interest rate, loan term, loan age and type of collateral, amongst others.

The ACL also includes a qualitative framework that addresses two main components: losses that are expected but not captured within the quantitative modeling framework and model imprecision. In order to identify potential losses that are not captured through the models, management evaluates model limitations as well as the different risks covered by the variables used in each quantitative model. The Corporation considers additional macroeconomic scenarios to address these risks. This assessment takes into consideration factors listed as part of ASC 326-20-55-4. To complement the analysis, management also evaluates whether there are sectors that have low levels of historical defaults, but current conditions show the potential for future losses. This type of qualitative adjustment is more prevalent in the commercial portfolios. The model imprecision component of the qualitative adjustments is determined after evaluating model performance for these portfolios through different time periods. This type of qualitative adjustment mainly impacts consumer portfolios.

The Corporation has designated as collateral dependent loans secured by collateral when foreclosure is probable or when foreclosure is not probable but the practical expedient is used. The practical expedient is used when repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The ACL of collateral dependent loans is measured based on the fair value of the collateral less costs to sell. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, and the type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date.

The Credit Cards portfolio, due to its revolving nature, does not have a specified maturity date. To estimate the average remaining term of this segment, management evaluated the portfolios payment behavior based on internal historical data. These payment behaviors were further classified into sub-categories that accounted for delinquency history and differences between transactors, revolvers and customers that have exhibited mixed transactor/revolver behavior. Transactors are defined as active accounts without any finance charge in the last 6 months. The paydown curves generated for each sub-category are applied to the outstanding exposure at the measurement date using the first-in first-out (FIFO) methodology. These amortization patterns are combined with loan level default and loss severity modeling to arrive at the ACL.

Reserve for unfunded commitments

The Corporation establishes a reserve for unfunded commitments, based on the estimated losses over the remaining term of the facility. An allowance is not established for commitments that are unconditionally cancellable by the Corporation. Accordingly, no reserve is established for unfunded commitments related to its credit cards portfolio. Reserve for the unfunded portion of credit commitments is presented within other liabilities in the Consolidated Statements of Financial Condition. Net adjustments to the reserve for unfunded commitments are reflected in the Consolidated Statements of Operations as provision for credit losses for the years ended December 31, 2024, 2023, and 2022.

Transfers and servicing of financial assets

The transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the Corporation surrenders control over the assets is accounted for as a sale if all of the following conditions set forth in ASC Topic 860 are met: (1) the assets must be isolated from creditors of the transferor, (2) the transferee must obtain the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the transferor cannot maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. When the Corporation transfers financial assets and the transfer fails any one of these criteria, the Corporation is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing. For federal and Puerto Rico income tax purposes, the Corporation treats the transfers of loans which do not qualify as "true sales" under the applicable accounting guidance, as sales, recognizing a deferred tax asset or liability on the transaction.

For transfers of financial assets that satisfy the conditions to be accounted for as sales, the Corporation derecognizes all assets sold; recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale, including servicing assets and servicing liabilities, if applicable; initially measures at fair value assets obtained and liabilities incurred in a sale; and recognizes in earnings any gain or loss on the sale.

The guidance on transfer of financial assets requires a true sale analysis of the treatment of the transfer under state law as if the Corporation was a debtor under the bankruptcy code. A true sale legal analysis includes several legally relevant factors, such as the nature and level of recourse to the transferor, and the nature of retained interests in the loans sold. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met, other factors concerning the nature and extent of the transferor's control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted.

The Corporation sells mortgage loans to the Government National Mortgage Association ("GNMA") in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Corporation to repurchase individual delinquent loans that meet certain criteria. At the Corporation's option, and without GNMA's prior authorization, the Corporation may repurchase the delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Once the Corporation has the unconditional ability to repurchase the delinquent loan, the Corporation is deemed to have regained effective control over the loan and recognizes the loan on its balance sheet as well as an offsetting liability, regardless of the Corporation's intent to repurchase the loan.

Servicing assets

The Corporation periodically sells or securitizes loans while retaining the obligation to perform the servicing of such loans. In addition, the Corporation may purchase or assume the right to service loans originated by others. Whenever the Corporation undertakes an obligation to service a loan, management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to more than adequately compensate the servicer for performing the servicing. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. Mortgage servicing assets recorded at fair value are separately presented on the Consolidated Statements of Financial Condition.

All separately recognized servicing assets are initially recognized at fair value. For subsequent measurement of servicing rights, the Corporation has elected the fair value method for mortgage loans servicing rights ("MSRs"). Under the fair value measurement method, MSRs are recorded at fair value each reporting period, and changes in fair value are reported in mortgage banking activities in the Consolidated Statement of Operations. Contractual servicing fees including ancillary income and late fees, as well as fair value adjustments, are reported in mortgage banking activities in the Consolidated Statement of Operations. Loan servicing fees, which are based on a percentage of the principal balances of the loans serviced, are credited to income as loan payments are collected.

The fair value of servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration actual and expected loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed over the fixed, non-cancelable terms of the respective lease contracts or the estimated useful lives of the asset, whichever is shorter. Costs of maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. Costs of renewals and betterments are capitalized. When assets are disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings as realized or incurred, respectively.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities relating to operating and finance lease arrangements in its Consolidated Statements of Financial Condition within other assets and other liabilities, respectively. For finance leases, interest is recognized on the lease liability separately from the amortization of the ROU asset, whereas for operating leases a single lease cost is recognized so that the cost of the lease is allocated over the lease term on a straight-line basis. Impairments on ROU assets are evaluated under the guidance for impairment or disposal of long-lived assets. The Corporation recognizes gains on sale and leaseback transactions in earnings when the transfer constitutes a sale, and the transaction was at fair value. Refer to Note 32 to the Consolidated Financial Statements for additional information on operating and finance lease arrangements.

Impairment of long-lived assets

The Corporation evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less costs to sell.

Other real estate

Other real estate, received in satisfaction of a loan, is recorded at fair value less estimated costs of disposal. The difference between the carrying amount of the loan and the fair value less cost to sell is recorded as an adjustment to the ACL. Subsequent to foreclosure, any losses in the carrying value arising from periodic re-evaluations of the properties, and any gains or losses on the sale of these properties are credited or charged to expense in the period incurred and are included as OREO expenses. The cost of maintaining and operating such properties is expensed as incurred.

Updated appraisals are obtained to adjust the value of the other real estate assets. The frequency depends on the loan type and total credit exposure. The appraisal for a commercial or construction other real estate property with a book value equal to or greater than $1 million is updated annually and if lower than $1 million it is updated every two years. For residential mortgage properties, the Corporation requests appraisals annually.

Appraisals may be adjusted due to age, collateral inspections, property profiles, or general market conditions. The adjustments applied are based upon internal information such as other appraisals for the type of properties and/or loss severity information that can provide historical trends in the real estate market and may change from time to time based on market conditions.

Goodwill and other intangible assets

Goodwill is recognized when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances indicate possible impairment. If the carrying amount of any of the reporting units exceeds its fair value, the Corporation would be required to record an impairment charge for the difference up to the amount of the goodwill. In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Goodwill impairment losses are recorded as part of operating expenses in the Consolidated Statements of Operations.

Other intangible assets deemed to have an indefinite life are not amortized but are tested for impairment using a one-step process which compares the fair value with the carrying amount of the asset. In determining that an intangible asset has an indefinite life, the Corporation considers expected cash inflows and legal, regulatory, contractual, competitive, economic and other factors, which could limit the intangible asset's useful life.

Other identifiable intangible assets with a finite useful life, mainly core deposits, are amortized using various methods over the periods benefited, which range from 5 to 10 years. These intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments on intangible assets with a finite useful life are evaluated under the guidance for impairment or disposal of long-lived assets.

Assets sold / purchased under agreements to repurchase / resell

Repurchase and resell agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired or resold as specified in the respective agreements.

It is the Corporation's policy to take possession of securities purchased under agreements to resell. However, the counterparties to such agreements maintain effective control over such securities, and accordingly those securities are not reflected in the Corporation's Consolidated Statements of Financial Condition. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest. It is the Corporation's policy to

maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

The Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on a straight-line method, is charged to operations over the estimated useful life of the software. Capitalized software is included in "Other assets" in the Consolidated Statement of Financial Condition.

Guarantees, including indirect guarantees of indebtedness to others

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the Consolidated Statements of Operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability considers current conditions, macroeconomic expectations through a 2-years reasonable and supportable period, gradually reverting to historical macroeconomic variables at the model input level over a 3-year period, portfolio composition by risk characteristics, amongst other factors. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The reserve for the estimated losses under the credit recourse arrangements is presented separately within other liabilities in the Consolidated Statements of Financial Condition. Refer to Note 22 to the Consolidated Financial Statements for further disclosures on guarantees.

Treasury stock

Treasury stock is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Financial Condition. At the date of retirement or subsequent reissue, the treasury stock account is reduced by the cost of such stock. At retirement, the excess of the cost of the treasury stock over its par value is recorded entirely to surplus. At reissuance, the difference between the consideration received upon issuance and the specific cost is charged or credited to surplus.

Revenues from contract with customers

Refer to Note 31 for a detailed description of the Corporation's policies on the recognition and presentation of revenues from contract with customers.

Foreign exchange

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using prevailing rates of exchange at the end of the period. Revenues, expenses, gains and losses are translated using weighted average rates for the period. The resulting foreign currency translation adjustment from operations for which the functional currency is other than the U.S. dollar is reported in accumulated other comprehensive income (loss), except for highly inflationary environments in which the effects are included in other operating expenses.

The Corporation holds interests in Centro Financiero BHD León, S.A. ("BHD León") in the Dominican Republic. The business of BHD León is mainly conducted in their country's foreign currency. The resulting foreign currency translation adjustment from these operations is reported in accumulated other comprehensive income (loss).

Refer to the disclosure of accumulated other comprehensive income (loss) included in Note 21.

Income taxes

The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled.

The guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not (defined as a likelihood of more than 50 percent) that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically by the Corporation based on the more likely than not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among others, all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, the future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies. In making such assessments, significant weight is given to evidence that can be objectively verified.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns and future profitability. The Corporation's accounting for deferred tax consequences represents management's best estimate of those future events.

Positions taken in the Corporation's tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not (greater than 50%) that the position will be sustained upon examination by the tax authorities, assuming full knowledge of the position and all relevant facts. The amount of unrecognized tax benefit may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, including addition or elimination of uncertain tax positions, status of examinations, litigation, settlements with tax authorities and legislative activity.

The Corporation accounts for the taxes collected from customers and remitted to governmental authorities on a net basis (excluded from revenues).

Income tax expense or benefit for the year is allocated among continuing operations, discontinued operations, and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the tax effect of the pre-tax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in tax laws or rates, (c) changes in tax status, and (d) tax-deductible dividends paid to stockholders, subject to certain exceptions.

Employees' retirement and other postretirement benefit plans

Pension costs are computed on the basis of accepted actuarial methods and are charged to current operations. Net pension costs are based on various actuarial assumptions regarding future experience under the plan, which include costs for services rendered during the period, interest costs and return on plan assets, as well as deferral and amortization of certain items such as actuarial gains or losses.

The funding policy is to contribute to the plan, as necessary, to provide for services to date and for those expected to be earned in the future. To the extent that these requirements are fully covered by assets in the plan, a contribution may not be made in a particular year.

The cost of postretirement benefits, which is determined based on actuarial assumptions and estimates of the costs of providing these benefits in the future, is accrued during the years that the employee renders the required service.

The guidance for compensation retirement benefits of ASC Topic 715 requires the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans on the Consolidated Statements of Financial Condition.

Stock-based compensation

The Corporation opted to use the fair value method of recording stock-based compensation as described in the guidance for employee share plans in ASC Subtopic 718-50.

Comprehensive income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is separately presented in the Consolidated Statements of Comprehensive Income.

Net income per common share

Basic income per common share is computed by dividing net income adjusted for preferred stock dividends, including undeclared or unpaid dividends if cumulative, and charges or credits related to the extinguishment of preferred stock or induced conversions of preferred stock, by the weighted average number of common shares outstanding during the year. Diluted income per common share takes into consideration the weighted average common shares adjusted for the effect of stock options, restricted stock, performance shares and warrants, if any, using the treasury stock method.

Statement of cash flows

For purposes of reporting cash flows, cash includes cash on hand and amounts due from banks, including restricted cash.

Note 3 - New accounting pronouncements
Recently Adopted Accounting Standards Updates

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures	The Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07 in November 2023, which amends ASC Topic 280 by requiring disclosure of the position and title of the chief operating decision maker ("CODM") and how the CODM uses each reported measure of segment's profit or loss to allocate resources to the segment. The standard also requires additional disclosures about significant segment expenses.	For fiscal years beginning on January 1, 2024 For interim periods within fiscal years beginning after January 1, 2025	The Corporation adopted ASU 2023-07 for it's Consolidated Financial Statements included in this Form 10-K. The adoption of this standard resulted in the inclusion of the additional required disclosures related to the CODM as well as the disclosure of the significant segment expenses which are regularly provided to the CODM. Refer to Note 36 – Segment reporting, for the additional disclosures included.
FASB ASU 2023-02, Investments – Equity Method and Joint Ventures (Topic 323) – Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	The FASB issued ASU 2023-02 in March 2023, which amends ASC Topic 323 by permitting the election to apply the proportional amortization method to account for tax equity investments that generate income tax credits through investment in low-income-housing tax credit (LIHTC) structures and other tax credit programs if certain conditions are met. The ASU also eliminates the application of the ASC Subtopic 323-740 to LIHTC investments not accounted for using the proportional amortization method and instead requires the use of other guidance.	January 1, 2024	The Corporation was not impacted by the adoption of this ASU since it does not hold tax equity investments.
FASB ASU 2023-01, Leases (Topic 842) – Common Control Arrangements	The FASB issued ASU 2023-01 in March 2023, which amends ASC Topic 842 and requires the amortization of leasehold improvements associated with common control leases over the useful life of the leasehold improvements to the common control group as long as the lessee controls the use of the underlying assets through a lease. In addition, the ASU requires companies to account for leasehold improvements associated with common control leases as a transfer between entities under common control through an adjustments to equity if, and when, the lessee no longer controls the use of the underlying asset.	January 1, 2024	The Corporation was not impacted by the adoption of this ASU since it does not hold common control leasehold improvements, however, it will consider this guidance to determine the amortization period for and accounting treatment of leasehold improvements associated with common control leases acquired on or after the effective date.
FASB ASU 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction	The FASB issued ASU 2022-03 in June 2022, which clarifies that a contractual restriction that prohibits the sale of an equity security is not considered part of the unit of account of the equity security, therefore, is not considered in measuring its fair value. The ASU also provides enhanced disclosures for equity securities subject to a contractual sale restriction.	January 1, 2024	The Corporation was not impacted by the adoption of this accounting pronouncement since it does not hold equity securities measured at fair value with sale restrictions.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments	The FASB issued ASU 2024-04 in November 2024, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Also it makes additional clarifications to assist stakeholders in applying the guidance. The ASU clarifies that the incorporation, elimination, or modification of a volume-weighted average price ("VWAP") formula does not automatically cause a settlement to be accounted for as an extinguishment and that the induced conversion guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted.	January 1, 2026	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (As updated by ASU 2025-01)	The FASB issued ASU 2024-03 in November 2024, which requires public entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods to improve financial transparency.	For fiscal years beginning on January 1, 2027 For interim periods within fiscal years beginning after January 1, 2028	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2024-02, Codification Improvements – Amendments to Remove References to the Concepts Statements	The FASB issued ASU 2024-02 in March 2024, which removes various references to concept statements from the FASB Accounting Standards Codification. The ASU intends to simplify the Codification and distinguish between nonauthoritative and authoritative guidance.	January 1, 2025	The Corporation does not expect to be impacted by the adoption of this ASU since it does not provide for accounting changes or new presentation or disclosure requirements. The ASU eliminated references within the Accounting Standards Codification to the concept statements, which is considered non-authoritative guidance.
FASB ASU 2024-01, Compensation – Stock Compensation (Topic 718) – Scope Application of Profits Interest and Similar Awards	The FASB issued ASU 2024-01 in March 2024, which amends ASC Topic 718 by including an illustrative example to demonstrate how an entity would apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest awards should be accounted for in accordance with ASC Topic 718. The ASU is intended to reduce complexity and diversity in practice.	January 1, 2025	The Corporation does not expect to be impacted by the adoption of this ASU since the performance share awards of the Corporation continue to meet the requirements of ASC 718-10-15-3.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-09, Income Tax (Topic 740) – Improvements to Income Tax Disclosures	The FASB issued ASU 2023-09 in December 2023, which amends ASC Topic 740 by enhancing disclosures regarding rate reconciliation and requiring the disclosure of income taxes paid, income (or loss) before income tax expense and income tax expense disaggregated by national, state and foreign level. Disclosures that no longer were considered cost beneficial or relevant were removed from ASC Topic 740.	For fiscal years beginning on January 1, 2025	The Corporation is currently evaluating any impact that the adoption of this guidance will have on its financial statements and presentation and disclosures.
FASB ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60) – Accounting for and Disclosure of Crypto Assets	The FASB issued ASU 2023-08 in December 2023, which amends ASC Subtopic 350-60 by requiring that crypto assets are measured at fair value in the statement of financial position each reporting period with changes from remeasurement being recognized in net income. The ASU also requires enhanced disclosures for both annual and interim reporting periods to provide investors with relevant information to analyze and assess the exposure and risk of significant individual crypto asset holdings.	January 1, 2025	The Corporation does not expect to be impacted by the adoption of this ASU since it does not hold crypto-assets.
FASB ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	The FASB issued ASU 2023-06 in October 2023 which modifies the disclosure or presentation requirements of various subtopics in the Codification with the purpose of aligning U.S. GAAP requirements with those of the SEC under Regulation S-X and S-K.	The date on which the SEC removes related disclosure requirements from Regulation S-X or Regulation S-K. If by June 30, 2027, the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	The Corporation does not expect to be impacted by the adoption of this ASU since it is subject to SEC's current disclosure and presentation requirements under Regulation S-X and S-K.

Accounting Standards Updates Not Yet Adopted

Standard	Description	Date of adoption	Effect on the financial statements
FASB ASU 2023-05, Business Combinations – Joint Venture Formations (Subtopic 805-60) – Recognition and initial measurement	The FASB issued ASU 2023-05 in August 2023, which amends ASC Subtopic 805-60 to include specific guidance about how joint ventures should recognize and initially measure assets contributed and liabilities assumed. The amendments require that a joint venture, upon formation, recognize and initially measure its assets and liabilities at fair value.	January 1, 2025	The Corporation does not expect to be impacted by the adoption of this ASU but it will consider this guidance for the initial measurement of assets and liabilities of newly created joint ventures.

Note 4 - Restrictions on cash and due from banks and certain securities

BPPR is required by regulatory agencies to maintain average reserve balances with the Federal Reserve Bank of New York (the "Fed") or other banks. Average reserve balances in BPPR amounted to $2.6 billion at December 31, 2024 (December 31, 2023 – $2.7 billion). Cash and due from banks, as well as other highly liquid securities, are used to cover these required average reserve balances.

At December 31, 2024, the Corporation held $61 million in restricted assets in the form of funds deposited in money market accounts, debt securities available for sale and equity securities (December 31, 2023 – $78 million). The restricted assets held in debt securities available for sale and equity securities consist primarily of assets held for the Corporation's non-qualified retirement plans and fund deposits guaranteeing possible liens or encumbrances over the title of insured properties.

Note 5 – Debt securities available-for-sale

The following tables present the amortized cost, gross unrealized gains and losses, fair value, weighted average yield and contractual maturities of debt securities available-for-sale at December 31, 2024 and December 31, 2023.

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
			At December 31, 2024		
U.S. Treasury securities					
Within 1 year	$10,555,397	$1,282	$ 46,275	$10,510,404	3.33%
After 1 to 5 years	2,547,936	151	63,381	2,484,706	3.07
Total U.S. Treasury securities	13,103,333	1,433	109,656	12,995,110	3.28
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	10,538	–	345	10,193	1.53
After 5 to 10 years	15,334	–	904	14,430	2.24
After 10 years	104,168	132	8,639	95,661	2.76
Total collateralized mortgage obligations - federal agencies	130,040	132	9,888	120,284	2.60
Mortgage-backed securities - federal agencies					
Within 1 year	776	–	5	771	1.65
After 1 to 5 years	79,542	8	2,700	76,850	2.35
After 5 to 10 years	733,506	82	45,078	688,510	2.37
After 10 years	5,468,448	337	1,106,657	4,362,128	1.67
Total mortgage-backed securities - federal agencies	6,282,272	427	1,154,440	5,128,259	1.75
Other					
Within 1 year	500	–	–	500	5.00
After 1 to 5 years	1,750	–	–	1,750	5.50
Total other	2,250	–	–	2,250	5.39
Total debt securities available-for-sale[1]	$19,517,895	$1,992	$1,273,984	$18,245,903	2.78%

[1] Includes $13.9 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $12.9 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $4.3 billion that could be used to increase its borrowing facilities.

(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
		At December 31, 2023			
U.S. Treasury securities					
Within 1 year	$ 7,103,518	$ 526	$ 59,415	$ 7,044,629	3.51%
After 1 to 5 years	3,598,209	84	170,209	3,428,084	1.35
After 5 to 10 years	307,512	–	33,164	274,348	1.63
Total U.S. Treasury securities	11,009,239	610	262,788	10,747,061	2.75
Collateralized mortgage obligations - federal agencies					
After 1 to 5 years	17,899	–	838	17,061	1.55
After 5 to 10 years	20,503	2	1,321	19,184	2.28
After 10 years	108,280	29	9,868	98,441	2.54
Total collateralized mortgage obligations - federal agencies	146,682	31	12,027	134,686	2.38
Mortgage-backed securities - federal agencies					
Within 1 year	637	–	3	634	3.72
After 1 to 5 years	82,310	11	3,536	78,785	2.34
After 5 to 10 years	792,431	75	48,250	744,256	2.28
After 10 years	6,067,353	667	1,046,909	5,021,111	1.64
Total mortgage-backed securities - federal agencies	6,942,731	753	1,098,698	5,844,786	1.72
Other					
Within 1 year	1,011	–	–	1,011	4.00
After 1 to 5 years	1,500	–	–	1,500	8.50
Total other	2,511	–	–	2,511	6.69
Total debt securities available-for-sale[1]	$18,101,163	$1,394	$1,373,513	$16,729,044	2.35%

[1] Includes $12 billion pledged to secure government and trust deposits, assets sold under agreements to repurchase, credit facilities and loan servicing agreements that the secured parties are not permitted to sell or repledge the collateral, of which $11.1 billion serve as collateral for public funds. The Corporation had unpledged Available for Sale securities with a fair value of $4.6 billion that could be used to increase its borrowing facilities.

The weighted average yield on debt securities available-for-sale is based on amortized cost; therefore, it does not give effect to changes in fair value.

Securities not due on a single contractual maturity date, such as mortgage-backed securities and collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations, mortgage-backed securities and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities available-for-sale at December 31, 2024 by contractual maturity.

At December 31, 2024, the Corporation did not intend to sell or believed it was more likely than not that it would be required to sell debt securities classified as available-for-sale. There were no debt securities available-for-sale sold during the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

(In thousands)	Amortized cost	Fair value
Within 1 year	$10,556,673	$10,511,675
After 1 to 5 years	2,639,766	2,573,499
After 5 to 10 years	748,840	702,940
After 10 years	5,572,616	4,457,789
Total debt securities available-for-sale	$19,517,895	$18,245,903

The following tables present the Corporation's fair value and gross unrealized losses of debt securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2024 and 2023.

	At December 31, 2024					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$2,309,894	$24,646	$ 3,638,092	$ 85,010	$ 5,947,986	$ 109,656
Collateralized mortgage obligations - federal agencies	4,878	27	102,160	9,861	107,038	9,888
Mortgage-backed securities - federal agencies	70,777	3,175	5,031,414	1,151,265	5,102,191	1,154,440
Total debt securities available-for-sale in an unrealized loss position	$2,385,549	$27,848	$ 8,771,666	$1,246,136	$11,157,215	$1,273,984

	At December 31, 2023					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. Treasury securities	$ 244,925	$ 5,126	$ 6,550,941	$ 257,662	$ 6,795,866	$ 262,788
Collateralized mortgage obligations - federal agencies	5,234	35	124,930	11,992	130,164	12,027
Mortgage-backed securities - federal agencies	37,118	405	5,779,260	1,098,293	5,816,378	1,098,698
Total debt securities available-for-sale in an unrealized loss position	$ 287,277	$ 5,566	$12,455,131	$1,367,947	$12,742,408	$1,373,513

As of December 31, 2024, the portfolio of available-for-sale debt securities reflects gross unrealized losses of $1.3 billion (December 31, 2023 - $1.4 billion), driven mainly by mortgage-backed securities, which have been impacted by a decline in fair value as a result of the rising interest rate environment. The portfolio of available-for-sale debt securities is comprised mainly of U.S Treasuries and obligations from the U.S. Government, its agencies or government sponsored entities, including Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA"). These securities carry an explicit or implicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption.

Note 6 – Debt securities held-to-maturity

The following tables present the amortized cost, allowance for credit losses, gross unrealized gains and losses, fair value, weighted average yield and contractual maturities of debt securities held-to-maturity at December 31, 2024 and 2023.

	At December 31, 2024							
(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 599,910	$ 599,910	$ –	$ 599,910	$ –	$ 4,498	$ 595,412	2.76%
After 1 to 5 years	7,572,435	7,093,508	–	7,093,508	–	65,096	7,028,412	1.28
Total U.S. Treasury securities	8,172,345	7,693,418	–	7,693,418	–	69,594	7,623,824	1.39
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	2,440	2,440	5	2,435	3	–	2,438	6.39
After 1 to 5 years	16,454	16,454	80	16,374	47	80	16,341	3.69
After 5 to 10 years	655	655	22	633	20	–	653	5.81
After 10 years	37,633	37,633	5,210	32,423	2,318	2,596	32,145	1.42
Total obligations of Puerto Rico, States and political subdivisions	57,182	57,182	5,317	51,865	2,388	2,676	51,577	2.34
Collateralized mortgage obligations - federal agencies								
After 10 years	1,518	1,518	–	1,518	–	214	1,304	2.87
Total collateralized mortgage obligations - federal agencies	1,518	1,518	–	1,518	–	214	1,304	2.87
Securities in wholly owned statutory business trusts								
After 5 to 10 years	5,959	5,959	–	5,959	–	–	5,959	6.33
Total securities in wholly owned statutory business trusts	5,959	5,959	–	5,959	–	–	5,959	6.33
Total debt securities held-to-maturity [2]	$8,237,004	$7,758,077	$5,317	$7,752,760	$2,388	$72,484	$7,682,664	1.40%

[1] Book value includes $479 million of net unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities previously transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio.

[2] Includes $7.6 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $139.9 million that could be used to increase its borrowing facilities.

(In thousands)	Amortized cost	Book [1] Value	Allowance for Credit Losses	Carrying Value Net of Allowance	Gross unrealized gains	Gross unrealized losses	Fair value	Weighted average yield
U.S. Treasury securities								
Within 1 year	$ 597,768	$ 597,768	$ –	$ 597,768	$ –	$ 7,526	$ 590,242	2.58%
After 1 to 5 years	7,971,072	7,335,159	–	7,335,159	637	21,996	7,313,800	1.39
After 5 to 10 years	211,061	188,484	–	188,484	–	187	188,297	1.50
Total U.S. Treasury securities	8,779,901	8,121,411	–	8,121,411	637	29,709	8,092,339	1.47
Obligations of Puerto Rico, States and political subdivisions								
Within 1 year	4,820	4,820	9	4,811	3	–	4,814	6.17
After 1 to 5 years	20,171	20,171	147	20,024	96	125	19,995	3.80
After 5 to 10 years	845	845	28	817	28	–	845	5.80
After 10 years	39,572	39,572	5,596	33,976	2,814	2,766	34,024	1.41
Total obligations of Puerto Rico, States and political subdivisions	65,408	65,408	5,780	59,628	2,941	2,891	59,678	2.55
Collateralized mortgage obligations - federal agencies								
Within 1 year	13	13	–	13	–	–	13	6.44
After 10 years	1,543	1,543	–	1,543	–	148	1,395	2.87
Total collateralized mortgage obligations - federal agencies	1,556	1,556	–	1,556	–	148	1,408	2.90
Securities in wholly owned statutory business trusts								
After 10 years	5,960	5,960	–	5,960	–	–	5,960	6.33
Total securities in wholly owned statutory business trusts	5,960	5,960	–	5,960	–	–	5,960	6.33
Total debt securities held-to-maturity [2]	$8,852,825	$8,194,335	$5,780	$8,188,555	$3,578	$32,748	$8,159,385	1.48%

At December 31, 2023

[1] Book value includes $658 million of net unrealized loss which remains in Accumulated other comprehensive (loss) income (AOCI) related to certain securities transferred from available-for-sale securities portfolio to the held-to-maturity securities portfolio.

[2] Includes $8.1 billion pledged to secure public and trust deposits that the secured parties are not permitted to sell or repledge the collateral. The Corporation had unpledged held-to-maturities securities with a fair value of $67.3 million that could be used to increase its borrowing facilities.

Securities not due on a single contractual maturity date, such as collateralized mortgage obligations, are classified in the period of final contractual maturity. The expected maturities of collateralized mortgage obligations and certain other securities may differ from their contractual maturities because they may be subject to prepayments or may be called by the issuer.

The following table presents the aggregate amortized cost and fair value of debt securities held-to-maturity at December 31, 2024 by contractual maturity.

(In thousands)	Amortized cost	Book Value	Fair value
Within 1 year	$ 602,350	$ 602,350	$ 597,850
After 1 to 5 years	7,588,889	7,109,962	7,044,753
After 5 to 10 years	6,614	6,614	6,612
After 10 years	39,151	39,151	33,449
Total debt securities held-to-maturity	$8,237,004	$7,758,077	$7,682,664

Credit Quality Indicators

The following describes the credit quality indicators by major security type that the Corporation considers to develop the estimate of the allowance for credit losses for investment securities held-to-maturity.

As discussed in Note 2 to the Consolidated Financial Statement, U.S. Treasury securities carry an explicit guarantee from the U.S. Government are highly rated by major rating agencies and have a long history of no credit losses. Accordingly, the Corporation applies a zero-credit loss assumption and no allowance for credit losses ("ACL") for these securities has been established.

At December 31, 2024 and December 31, 2023, the "Obligations of Puerto Rico, States and political subdivisions" classified as held-to-maturity, includes securities issued by municipalities of Puerto Rico that are generally not rated by a credit rating agency. This includes $13 million of general and special obligation bonds issued by three municipalities of Puerto Rico, that are payable primarily from certain property taxes imposed by the issuing municipality (December 31, 2023 - $19 million). In the case of general obligations, they also benefit from a pledge of the full faith, credit and unlimited taxing power of the issuing municipality, which is required by law to levy property taxes in an amount sufficient for the payment of debt service on such general obligation bonds. The Corporation performs periodic credit quality reviews of these securities and internally assigns standardized credit risk ratings based on its evaluation. The Corporation considers these ratings in its estimate to develop the allowance for credit losses associated with these securities. For the definitions of the obligor risk ratings, refer to the Credit Quality section of Note 8 to the Consolidated Financial Statements.

The following presents the amortized cost basis of securities held by the Corporation issued by municipalities of Puerto Rico aggregated by the internally assigned standardized credit risk rating:

	At December 31, 2024	At December 31, 2023
(In thousands)	Securities issued by Puerto Rico municipalities	
Watch	$ 1,555	$ 2,255
Pass	11,060	16,565
Total	$12,615	$18,820

At December 31, 2024, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also includes $38 million in securities issued by the Puerto Rico Housing Finance Authority ("HFA"), a government instrumentality, for which the underlying source of payment is second mortgage loans in Puerto Rico residential properties (not the government), but for which HFA, provides a guarantee in the event of default and upon the satisfaction of certain other conditions (December 31, 2023 - $40 million). These securities are not rated by a credit rating agency.

The Corporation assesses the credit risk associated with these securities by evaluating the refreshed FICO scores of a representative sample of the underlying borrowers. As of December 31, 2024, the average refreshed FICO score for the sample, comprised of 72% of the nominal value of the securities, used for the loss estimate was of 674 (compared to 67% and 708, respectively, at December 31, 2023). The loss estimates for this portfolio was based on the methodology established under CECL for similar loan obligations. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio.

A deterioration of the Puerto Rico economy or of the fiscal health of the Government of Puerto Rico and/or its instrumentalities (including if any of the issuing municipalities become subject to a debt restructuring proceeding under PROMESA) could adversely affect the value of these securities, resulting in losses to the Corporation.

Refer to Note 23 to the Consolidated Financial Statements for additional information on the Corporation's exposure to the Puerto Rico Government.

At December 31, 2024 and December 31, 2023, the portfolio of "Obligations of Puerto Rico, States and political subdivisions" also includes $7 million in securities issued by the HFA for which the underlying source of payment is U.S. Treasury securities. The Corporation applies a zero-credit loss assumption for these securities, and no ACL has been established for these securities given that U.S. Treasury securities carry an explicit guarantee from the U.S. Government, are highly rated by major rating agencies, and have a long history of no credit losses. Refer to Note 2 to the Consolidated Financial Statements for further details.

Delinquency status

At December 31, 2024 and December 31, 2023, there were no securities held-to-maturity in past due or non-performing status.

Allowance for credit losses on debt securities held-to-maturity
The following table provides the activity in the allowance for credit losses related to debt securities held-to-maturity by security type at December 31, 2024 and December 31, 2023:

	For the year ended December 31,	
	2024	2023
	Obligations of Puerto Rico, States and political subdivisions	
(In thousands)		
Allowance for credit losses:		
Beginning balance	$5,780	$ 6,911
Provision for credit losses (benefit)	(463)	(1,131)
Securities charged-off	–	–
Recoveries	–	–
Ending balance	$5,317	$ 5,780

The allowance for credit losses for the Obligations of Puerto Rico, States and political subdivisions includes $0.1 million for securities issued by municipalities of Puerto Rico, and $5.2 million for bonds issued by the Puerto Rico HFA, which are secured by second mortgage loans on Puerto Rico residential properties (compared to $0.2 million and $5.6 million, respectively, at December 31, 2023).

Note 7 – Loans
For a summary of the accounting policies related to loans, interest recognition and allowance for credit losses refer to Note 2 to the Consolidated Financial Statements.

The following table presents the Corporation's loan purchases (including repurchases) for the years ended December 31, 2024 and 2023 by class of loans:

	For the years ended December 31,	
(In thousands)	2024	2023
Commercial	$296,201	$265,613
Mortgage	378,573	384,851
Consumer	–	127,077
Ending balance	$674,774	$777,541

The following table presents the Corporation's whole-loan sales for the years ended December 31, 2024 and 2023 by class of loans:

	For the years ended December 31,	
(In thousands)	2024	2023
Commercial	$25,155	$ 82,651
Construction	16,656	–
Mortgage	44,680	49,739
Consumer	–	45,119
Ending balance	$86,491	$177,509

During the year ended December 31, 2024, the Corporation securitized approximately $7 million of mortgage loans into GNMA mortgage-backed securities and $8 million of mortgage loans into FNMA mortgage-backed securities, compared to $2 million and $35 million, respectively, during the year ended December 31, 2023.

Delinquency status
The following tables present the amortized cost basis of loans held-in-portfolio ("HIP"), net of unearned income, by past due status, and by loan class including those that are in non-performing status or that are accruing interest but are past due 90 days or more at December 31, 2024 and December 31, 2023.

	December 31, 2024							
	BPPR							
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 1,491	$ 113	$ 79	$ 1,683	$ 306,318	$ 308,001	$ 79	$ –
Commercial real estate:								
Non-owner occupied	3,103	586	6,429	10,118	3,236,385	3,246,503	6,429	–
Owner occupied	11,054	808	25,258	37,120	1,338,791	1,375,911	25,258	–
Commercial and industrial	5,738	2,712	23,895	32,345	5,314,549	5,346,894	19,335	4,560
Construction	1,039	–	–	1,039	211,251	212,290	–	–
Mortgage	262,222	116,694	365,759	744,675	6,065,206	6,809,881	158,442	207,317
Leasing	23,991	6,062	9,588	39,641	1,885,764	1,925,405	9,588	–
Consumer:								
Credit cards	17,399	11,719	29,960	59,078	1,158,975	1,218,053	–	29,960
Home equity lines of credit	16	129	–	145	1,895	2,040	–	–
Personal	19,503	13,005	20,269	52,777	1,697,600	1,750,377	20,269	–
Auto	111,358	27,858	51,792	191,008	3,632,429	3,823,437	51,792	–
Other	1,816	277	1,312	3,405	156,824	160,229	899	413
Total	$458,730	$179,963	$534,341	$1,173,034	$25,005,987	$26,179,021	$292,091	$242,250

	December 31, 2024							
	Popular U.S.							
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ –	$ 5,443	$ 8,700	$ 14,143	$ 2,077,476	$ 2,091,619	$ 8,700	$ –
Commercial real estate:								
Non-owner occupied	6,792	–	8,015	14,807	2,101,925	2,116,732	8,015	–
Owner occupied	–	–	5,191	5,191	1,776,644	1,781,835	5,191	–
Commercial and industrial	10,336	5,323	1,938	17,597	2,377,071	2,394,668	1,748	190
Construction	–	–	–	–	1,051,502	1,051,502	–	–
Mortgage	18,148	5,417	29,890	53,455	1,250,847	1,304,302	29,890	–
Consumer:								
Credit cards	–	–	–	–	26	26	–	–
Home equity lines of credit	530	986	3,393	4,909	66,622	71,531	3,393	–
Personal	1,808	1,509	1,741	5,058	99,809	104,867	1,741	–
Other	514	–	11	525	11,024	11,549	11	–
Total	$38,128	$18,678	$58,879	$115,685	$10,812,946	$10,928,631	$58,689	$190

December 31, 2024								
Popular, Inc.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 1,491	$ 5,556	$ 8,779	$ 15,826	$ 2,383,794	$ 2,399,620	$ 8,779	$ –
Commercial real estate:								
Non-owner occupied	9,895	586	14,444	24,925	5,338,310	5,363,235	14,444	–
Owner occupied	11,054	808	30,449	42,311	3,115,435	3,157,746	30,449	–
Commercial and industrial	16,074	8,035	25,833	49,942	7,691,620	7,741,562	21,083	4,750
Construction	1,039	–	–	1,039	1,262,753	1,263,792	–	–
Mortgage [1]	280,370	122,111	395,649	798,130	7,316,053	8,114,183	188,332	207,317
Leasing	23,991	6,062	9,588	39,641	1,885,764	1,925,405	9,588	–
Consumer:								
Credit cards	17,399	11,719	29,960	59,078	1,159,001	1,218,079	–	29,960
Home equity lines of credit	546	1,115	3,393	5,054	68,517	73,571	3,393	–
Personal	21,311	14,514	22,010	57,835	1,797,409	1,855,244	22,010	–
Auto	111,358	27,858	51,792	191,008	3,632,429	3,823,437	51,792	–
Other	2,330	277	1,323	3,930	167,848	171,778	910	413
Total	$496,858	$198,641	$593,220	$1,288,719	$35,818,933	$37,107,652	$350,780	$242,440

[1] At December 31, 2024, mortgage loans held-in-portfolio include $2.6 billion of loans that carry certain guarantees from the FHA or the VA, for which the Corporation's policy is to exclude them from non-performing status, of which $207 million are 90 days or more past due. The portfolio of guaranteed loans includes $65 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2024. The Corporation has approximately $31 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2024.

[2] Loans held-in-portfolio are net of $415 million in unearned income and exclude $5 million in loans held-for-sale.

[3] Includes $16.8 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $7.3 billion were pledged at the Federal Home Loan Bank ("FHLB") as collateral for borrowings and $9.5 billion at the Federal Reserve Bank ("FRB") for discount window borrowings. As of December 31, 2024, the Corporation had an available borrowing facility with the FHLB and the discount window of Federal Reserve Bank of New York of $3.8 billion and $7.0 billion, respectively.

December 31, 2023								
BPPR								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 524	$ –	$ 1,991	$ 2,515	$ 289,427	$ 291,942	$ 1,991	$ –
Commercial real estate:								
Non-owner occupied	5,510	77	8,745	14,332	2,990,922	3,005,254	8,745	–
Owner occupied	2,726	249	29,430	32,405	1,365,978	1,398,383	29,430	–
Commercial and industrial	6,998	3,352	36,210	46,560	4,749,666	4,796,226	32,826	3,384
Construction	–	–	6,378	6,378	163,479	169,857	6,378	–
Mortgage	260,897	114,282	416,528	791,707	5,600,117	6,391,824	175,106	241,422
Leasing	20,140	6,719	8,632	35,491	1,696,318	1,731,809	8,632	–
Consumer:								
Credit cards	13,243	9,912	23,281	46,436	1,089,292	1,135,728	–	23,281
Home equity lines of credit	230	–	26	256	2,392	2,648	–	26
Personal	19,065	14,611	19,031	52,707	1,723,603	1,776,310	19,031	–
Auto	100,061	27,443	45,615	173,119	3,487,661	3,660,780	45,615	–
Other	1,641	204	1,213	3,058	147,104	150,162	964	249
Total	$431,035	$176,849	$597,080	$1,204,964	$23,305,959	$24,510,923	$328,718	$268,362

December 31, 2023								
Popular U.S.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP	Non-accrual loans	Accruing loans
Commercial multi-family	$ 9,141	$ 2,001	$ –	$ 11,142	$ 2,112,536	$ 2,123,678	$ –	$ –
Commercial real estate:								
Non-owner occupied	566	1,036	1,117	2,719	2,079,448	2,082,167	1,117	–
Owner occupied	30,560	–	6,274	36,834	1,645,418	1,682,252	6,274	–
Commercial and industrial	7,815	697	3,881	12,393	2,317,502	2,329,895	3,772	109
Construction	–	–	–	–	789,423	789,423	–	–
Mortgage	48,818	7,821	11,191	67,830	1,236,263	1,304,093	11,191	–
Consumer:								
Credit cards	–	–	–	–	19	19	–	–
Home equity lines of credit	1,472	4	3,733	5,209	58,096	63,305	3,733	–
Personal	2,222	1,948	2,805	6,975	161,962	168,937	2,805	–
Other	4	–	1	5	10,274	10,279	1	–
Total	$100,598	$13,507	$29,002	$143,107	$10,410,941	$10,554,048	$28,893	$109

December 31, 2023								
Popular, Inc.								
	Past due						Past due 90 days or more	
(In thousands)	30-59 days	60-89 days	90 days or more	Total past due	Current	Loans HIP [2] [3]	Non-accrual loans	Accruing loans
Commercial multi-family	$ 9,665	$ 2,001	$ 1,991	$ 13,657	$ 2,401,963	$ 2,415,620	$ 1,991	$ –
Commercial real estate:								
Non-owner occupied	6,076	1,113	9,862	17,051	5,070,370	5,087,421	9,862	–
Owner occupied	33,286	249	35,704	69,239	3,011,396	3,080,635	35,704	–
Commercial and industrial	14,813	4,049	40,091	58,953	7,067,168	7,126,121	36,598	3,493
Construction	–	–	6,378	6,378	952,902	959,280	6,378	–
Mortgage [1]	309,715	122,103	427,719	859,537	6,836,380	7,695,917	186,297	241,422
Leasing	20,140	6,719	8,632	35,491	1,696,318	1,731,809	8,632	–
Consumer:								
Credit cards	13,243	9,912	23,281	46,436	1,089,311	1,135,747	–	23,281
Home equity lines of credit	1,702	4	3,759	5,465	60,488	65,953	3,733	26
Personal	21,287	16,559	21,836	59,682	1,885,565	1,945,247	21,836	–
Auto	100,061	27,443	45,615	173,119	3,487,661	3,660,780	45,615	–
Other	1,645	204	1,214	3,063	157,378	160,441	965	249
Total	$531,633	$190,356	$626,082	$1,348,071	$33,716,900	$35,064,971	$357,611	$268,471

[1] At December 31, 2023, mortgage loans held-in-portfolio include $2.2 billion of loans that carry certain guarantees from the FHA or the VA, for which the Corporation's policy is to exclude them from non-performing status, of which $242 million are 90 days or more past due. The portfolio of guaranteed loans includes $106 million of residential mortgage loans in Puerto Rico that are no longer accruing interest as of December 31, 2023. The Corporation has approximately $38 million in reverse mortgage loans in Puerto Rico which are guaranteed by FHA, but which are currently not accruing interest at December 31, 2023.

[2] Loans held-in-portfolio are net of $356 million in unearned income and exclude $4 million in loans held-for-sale.

[3] Includes $14.2 billion pledged to secure credit facilities and public funds that the secured parties are not permitted to sell or repledge the collateral, of which $7.0 billion were pledged at the FHLB as collateral for borrowings and $7.2 billion at the FRB for discount window borrowings. As of December 31, 2023, the Corporation had an available borrowing facility with the FHLB and the discount window of FRB of $3.5 billion and $4.4 billion, respectively.

Recognition of interest income on mortgage loans is generally discontinued when loans are 90 days or more in arrears on payments of principal or interest. The Corporation discontinues the recognition of interest income on residential mortgage loans insured by the FHA or guaranteed by the VA when 15 months delinquent as to principal or interest, since the principal repayment on these loans is insured.

Loans with a delinquency status of 90 days past due as of December 31, 2024 include $9 million in loans previously pooled into GNMA securities (December 31, 2023 - $11 million). Under the GNMA program, issuers such as BPPR have the option but not the obligation to repurchase loans that are 90 days or more past due. For accounting purposes, these loans subject to the repurchase option are required to be reflected on the financial statements of BPPR with an offsetting liability. Loans in our serviced GNMA portfolio benefit from payment forbearance programs but continue to reflect the contractual delinquency until the borrower repays deferred payments or completes a payment deferral modification or other borrower assistance alternative.

The components of the net financing leases, including finance leases within the C&I category, receivable at December 31, 2024 and 2023 were as follows:

(In thousands)	2024	2023
Total minimum lease payments	$1,676,763	$1,499,230
Estimated residual value of leased property	774,752	685,757
Deferred origination costs, net of fees	29,398	25,634
Less - Unearned financing income	403,273	351,026
Net minimum lease payments	2,077,640	1,859,595
Less - Allowance for credit losses	17,691	10,920
Net minimum lease payments, net of allowance for credit losses	$2,059,949	$1,848,675

At December 31, 2024, future minimum lease payments are expected to be received as follows:

(In thousands)	
2025	$ 139,158
2026	207,752
2027	295,401
2028	375,569
2029	449,839
2030 and thereafter	209,044
Total	$1,676,763

The following tables present the amortized cost basis of non-accrual loans as of December 31, 2024 and December 31, 2023 by class of loans:

	December 31, 2024					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ —	$ 79	$ 8,700	$ —	$ 8,700	$ 79
Commercial real estate non-owner occupied	3,450	2,979	7,115	900	10,565	3,879
Commercial real estate owner occupied	17,767	7,491	4,957	234	22,724	7,725
Commercial and industrial	9,020	10,315	—	1,748	9,020	12,063
Mortgage	66,176	92,266	1,069	28,821	67,245	121,087
Leasing	500	9,088	—	—	500	9,088
Consumer:						
HELOCs	—	—	—	3,393	—	3,393
Personal	2,960	17,309	—	1,741	2,960	19,050
Auto	1,992	49,800	—	—	1,992	49,800
Other	—	899	—	11	—	910
Total	$101,865	$190,226	$21,841	$36,848	$123,706	$227,074

	December 31, 2023					
	BPPR		Popular U.S.		Popular, Inc.	
(In thousands)	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance	Non-accrual with no allowance	Non-accrual with allowance
Commercial multi-family	$ —	$ 1,991	$ —	$ —	$ —	$ 1,991
Commercial real estate non-owner occupied	3,695	5,050	—	1,117	3,695	6,167
Commercial real estate owner occupied	20,432	8,998	3,877	2,397	24,309	11,395
Commercial and industrial	6,991	25,835	—	3,772	6,991	29,607
Construction	—	6,378	—	—	—	6,378
Mortgage	84,677	90,429	120	11,071	84,797	101,500
Leasing	481	8,151	—	—	481	8,151
Consumer:						
HELOCs	—	—	—	3,733	—	3,733
Personal	3,589	15,442	—	2,805	3,589	18,247
Auto	1,833	43,782	—	—	1,833	43,782
Other	263	701	—	1	263	702
Total	$121,961	$206,757	$3,997	$24,896	$125,958	$231,653

The Corporation has designated loans classified as collateral dependent for which the ACL is measured based on the fair value of the collateral less cost to sell, when foreclosure is probable or when the repayment is expected to be provided substantially by the sale or operation of the collateral and the borrower is experiencing financial difficulty. The fair value of the collateral is based on appraisals, which may be adjusted due to their age, type, location, and condition of the property or area or general market conditions to reflect the expected change in value between the effective date of the appraisal and the measurement date. Appraisals are updated every one to two years depending on the type of loan and the total exposure of the borrower.

Loans in non-accrual status with no allowance at December 31, 2024 include $124 million in collateral dependent loans (December 31, 2023 - $126 million). The Corporation recognized $4 million in interest income on non-accrual loans in each of the years ended December 31, 2024 and December 31, 2023.

The following tables present the amortized cost basis of collateral-dependent loans, for which the ACL was measured based on the fair value of the collateral less cost to sell, by class of loans and type of collateral as of December 31, 2024 and December 31, 2023:

	December 31, 2024				
(In thousands)	Real Estate	Auto	Equipment	Other	Total
BPPR					
Commercial multi-family	$ 1,278	$ –	$ –	$ –	$ 1,278
Commercial real estate:					
Non-owner occupied	145,974	–	–	–	145,974
Owner occupied	23,361	–	–	–	23,361
Commercial and industrial	2,754	–	–	11,593	14,347
Construction	576	–	–	–	576
Mortgage	77,910	–	–	–	77,910
Leasing	–	1,437	1	–	1,438
Consumer:					
Personal	3,347	–	–	–	3,347
Auto	–	15,782	–	–	15,782
Other	–	–	–	16	16
Total BPPR	$255,200	$17,219	$ 1	$11,609	$284,029
Popular U.S.					
Commercial multi-family	$ 14,517	$ –	$ –	$ –	$ 14,517
Commercial real estate:					
Non-owner occupied	7,116	–	–	–	7,116
Owner occupied	4,956	–	–	–	4,956
Commercial and industrial	–	–	18	1,154	1,172
Mortgage	1,430	–	–	–	1,430
Total Popular U.S.	$ 28,019	$ –	$18	$ 1,154	$ 29,191
Popular, Inc.					
Commercial multi-family	$ 15,795	$ –	$ –	$ –	$ 15,795
Commercial real estate:					
Non-owner occupied	153,090	–	–	–	153,090
Owner occupied	28,317	–	–	–	28,317
Commercial and industrial	2,754	–	18	12,747	15,519
Construction	576	–	–	–	576
Mortgage	79,340	–	–	–	79,340
Leasing	–	1,437	1	–	1,438
Consumer:					
Personal	3,347	–	–	–	3,347
Auto	–	15,782	–	–	15,782
Other	–	–	–	16	16
Total Popular, Inc.	$283,219	$17,219	$19	$12,763	$313,220

	December 31, 2023				
(In thousands)	Real Estate	Auto	Equipment	Other	Total
BPPR					
Commercial multi-family	$ 1,339	$ –	$ –	$ –	$ 1,339
Commercial real estate:					
Non-owner occupied	160,555	–	–	–	160,555
Owner occupied	25,848	–	–	–	25,848
Commercial and industrial	1,103	–	–	30,287	31,390
Construction	6,378	–	–	–	6,378
Mortgage	85,113	–	–	–	85,113
Leasing	–	1,373	–	–	1,373
Consumer:					
Personal	4,338	–	–	–	4,338
Auto	–	12,965	–	–	12,965
Other	–	–	–	305	305
Total BPPR	$284,674	$14,338	$ –	$30,592	$329,604
Popular U.S.					
Commercial real estate:					
Owner occupied	$ 3,877	$ –	$ –	$ –	$ 3,877
Commercial and industrial	–	–	105	400	505
Construction	5,990	–	–	–	5,990
Mortgage	1,303	–	–	–	1,303
Total Popular U.S.	$ 11,170	$ –	$105	$ 400	$ 11,675
Popular, Inc.					
Commercial multi-family	$ 1,339	$ –	$ –	$ –	$ 1,339
Commercial real estate:					
Non-owner occupied	160,555	–	–	–	160,555
Owner occupied	29,725	–	–	–	29,725
Commercial and industrial	1,103	–	105	30,687	31,895
Construction	12,368	–	–	–	12,368
Mortgage	86,416	–	–	–	86,416
Leasing	–	1,373	–	–	1,373
Consumer:					
Personal	4,338	–	–	–	4,338
Auto	–	12,965	–	–	12,965
Other	–	–	–	305	305
Total Popular, Inc.	$295,844	$14,338	$105	$30,992	$341,279

Purchased Credit Deteriorated (PCD) Loans

The Corporation has purchased loans during the year for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows:

(In thousands)	December 31, 2024	December 31, 2023
Purchase price of loans at acquisition	$919	$819
Allowance for credit losses at acquisition	34	89
Non-credit discount / (premium) at acquisition	–	9
Par value of acquired loans at acquisition	$953	$917

Note 8 - Allowance for credit losses - loans held-in-portfolio

The Corporation follows the current expected credit loss ("CECL") model, to establish and evaluate the adequacy of the ACL to provide for expected losses in the loan portfolio. This model establishes a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first acquired or originated. In addition, CECL provides that the initial ACL on PCD financial assets be recorded as an increase to the purchase price, with subsequent changes to the allowance recorded as a credit loss expense. The provision for credit losses recorded in current operations is based on this methodology. Loan losses are charged, and recoveries are credited to the ACL. The Corporation's modeling framework includes competing risk models that generate lifetime default and prepayment estimates as well as other loan level techniques to estimate loss severity.

These models combine credit risk factors, which include the impact of loan modifications, with macroeconomic expectations to derive the lifetime expected loss.

As part of the Corporation's model governance procedures, a new model was implemented during the fourth quarter of 2024 for the P.R. commercial real estate non-owner occupied segment. The new model revisits the selection of macroeconomic and loan level variables to address the underlying risks of the loan segment. The new model yielded a reduction of $13.5 million in BPPR's ACL during the fourth quarter of 2024. Continued strength in the Puerto Rico labor market and stable credit metrics for this portfolio contributed in the reduction in reserves.

At December 31, 2024, the Corporation estimated the ACL by weighting the outputs of optimistic, baseline, and pessimistic scenarios. Among the three scenarios used to estimate the ACL, the baseline is assigned the highest probability, followed by the pessimistic scenario given the uncertainties in the economic outlook and downside risk. The weightings applied are subject to evaluation on a quarterly basis as part of the ACL's governance process. The Corporation evaluates, at least on an annual basis, the assumptions tied to the CECL accounting framework. These include the reasonable and supportable period as well as the reversion window.

The following tables present the changes in the ACL of loans held-in-portfolio and unfunded commitments for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024

BPPR

(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-off	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 3,614	$ (834)	$ –	$ –	$ 3	$ 2,783
Commercial real estate non-owner occupied	53,754	(9,630)	–	(128)	856	44,852
Commercial real estate owner occupied	40,637	(4,196)	–	(2,793)	3,707	37,355
Commercial and industrial	107,577	40,418	–	(24,555)	6,696	130,136
Total Commercial	205,582	25,758	–	(27,476)	11,262	215,126
Construction	5,294	(3,587)	–	–	1,036	2,743
Mortgage	72,440	(13,580)	34	(1,084)	15,091	72,901
Leasing	9,708	18,967	–	(16,975)	4,719	16,419
Consumer						
Credit cards	80,487	78,024	–	(69,731)	10,350	99,130
Home equity lines of credit	103	(45)	–	(380)	376	54
Personal	101,181	78,574	–	(98,669)	10,210	91,296
Auto	157,931	68,096	–	(85,400)	25,368	165,995
Other	7,132	1,621	–	(2,801)	1,050	7,002
Total Consumer	346,834	226,270	–	(256,981)	47,354	363,477
Total - Loans	$639,858	$253,828	$34	$(302,516)	$79,462	$670,666
Allowance for credit losses - unfunded commitments:						
Commercial	$ 5,062	$ 1,663	$ –	$ –	$ –	$ 6,725
Construction	1,618	45	–	–	–	1,663
Ending balance - unfunded commitments [1]	$ 6,680	$ 1,708	$ –	$ –	$ –	$ 8,388

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2024					
Popular U.S.					
(In thousands)	Beginning Balance	Provision for credit losses - (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:					
Commercial					
Commercial multi-family	$10,126	$ (3,243)	$ (441)	$ 11	$ 6,453
Commercial real estate non-owner occupied	11,699	(2,533)	(54)	530	9,642
Commercial real estate owner occupied	16,227	(3,721)	(154)	121	12,473
Commercial and industrial	14,779	4,304	(3,978)	765	15,870
Total Commercial	52,831	(5,193)	(4,627)	1,427	44,438
Construction	7,392	1,029	–	100	8,521
Mortgage	10,774	(1,381)	(18)	133	9,508
Consumer					
Home equity lines of credit	1,875	(1,181)	(53)	808	1,449
Personal	16,609	11,278	(19,203)	2,756	11,440
Other	2	61	(101)	40	2
Total Consumer	18,486	10,158	(19,357)	3,604	12,891
Total - Loans	$89,483	$ 4,613	$(24,002)	$5,264	$75,358
Allowance for credit losses - unfunded commitments:					
Commercial	$ 1,851	$ (189)	$ –	$ –	$ 1,662
Construction	8,446	(3,037)	–	–	5,409
Consumer	29	(18)	–	–	11
Ending balance - unfunded commitments [1]	$10,326	$ (3,244)	$ –	$ –	$ 7,082

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2024						
Popular Inc.						
(In thousands)	Beginning Balance	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 13,740	$ (4,077)	$ –	$ (441)	$ 14	$ 9,236
Commercial real estate non-owner occupied	65,453	(12,163)	–	(182)	1,386	54,494
Commercial real estate owner occupied	56,864	(7,917)	–	(2,947)	3,828	49,828
Commercial and industrial	122,356	44,722	–	(28,533)	7,461	146,006
Total Commercial	258,413	20,565	–	(32,103)	12,689	259,564
Construction	12,686	(2,558)	–	–	1,136	11,264
Mortgage	83,214	(14,961)	34	(1,102)	15,224	82,409
Leasing	9,708	18,967	–	(16,975)	4,719	16,419
Consumer						
Credit cards	80,487	78,024	–	(69,731)	10,350	99,130
Home equity lines of credit	1,978	(1,226)	–	(433)	1,184	1,503
Personal	117,790	89,852	–	(117,872)	12,966	102,736
Auto	157,931	68,096	–	(85,400)	25,368	165,995
Other	7,134	1,682	–	(2,902)	1,090	7,004
Total Consumer	365,320	236,428	–	(276,338)	50,958	376,368
Total - Loans	$729,341	$258,441	$34	$(326,518)	$84,726	$746,024
Allowance for credit losses - unfunded commitments:						
Commercial	$ 6,913	$ 1,474	$ –	$ –	$ –	$ 8,387
Construction	10,064	(2,992)	–	–	–	7,072
Consumer	29	(18)	–	–	–	11
Ending balance - unfunded commitments [1]	$ 17,006	$ (1,536)	$ –	$ –	$ –	$ 15,470

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2023								
	BPPR							
(In thousands)	Beginning Balance	Impact of Adopting ASU 2022-02	Provision for credit losses (benefit)	Allowance for credit losses - PCD Loans	Charge-offs	Recoveries	Net write down	Ending Balance
Allowance for credit losses - loans:								
Commercial								
Commercial multi-family	$ 5,210	$ –	$ (1,597)	$ –	$ –	$ 1	$ –	$ 3,614
Commercial real estate non-owner occupied	52,475	–	980	–	(1,130)	1,429	–	53,754
Commercial real estate owner occupied	48,393	(1,161)	(5,495)	–	(4,437)	3,337	–	40,637
Commercial and industrial	68,217	(552)	29,911	–	(7,739)	17,740	–	107,577
Total Commercial	174,295	(1,713)	23,799	–	(13,306)	22,507	–	205,582
Construction	2,978	–	4,926	–	(2,611)	1	–	5,294
Mortgage	117,344	(33,556)	(25,295)	89	(1,638)	15,496	–	72,440
Leasing	20,618	(35)	(3,836)	–	(10,879)	3,840	–	9,708
Consumer								
Credit cards	58,670	–	54,649	–	(41,007)	8,776	(601)	80,487
Home equity lines of credit	103	–	(155)	–	(213)	368	–	103
Personal	96,369	(7,020)	74,226	–	(71,977)	9,583	–	101,181
Auto	129,735	(21)	63,185	–	(55,306)	20,338	–	157,931
Other	15,433	–	3,335	–	(12,454)	818	–	7,132
Total Consumer	300,310	(7,041)	195,240	–	(180,957)	39,883	(601)	346,834
Total - Loans	$615,545	$(42,345)	$194,834	$89	$(209,391)	$81,727	$(601)	$639,858
Allowance for credit losses - unfunded commitments:								
Commercial	$ 4,336	$ –	$ 726	$ –	$ –	$ –	$ –	$ 5,062
Construction	2,022	–	(404)	–	–	–	–	1,618
Ending balance - unfunded commitments [1]	$ 6,358	$ –	$ 322	$ –	$ –	$ –	$ –	$ 6,680

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2023						
	Popular U.S.					
(In thousands)	Beginning Balance	Impact of Adopting ASU 2022-02	Provision for credit losses (benefit)	Charge-offs	Recoveries	Ending Balance
Allowance for credit losses - loans:						
Commercial						
Commercial multi-family	$ 21,101	$ –	$(10,980)	$ –	$ 5	$10,126
Commercial real estate non-owner occupied	19,065	–	(9,222)	(193)	2,049	11,699
Commercial real estate owner occupied	8,688	–	8,851	(1,395)	83	16,227
Commercial and industrial	12,227	–	4,557	(3,875)	1,870	14,779
Total Commercial	61,081	–	(6,794)	(5,463)	4,007	52,831
Construction	1,268	–	6,124	–	–	7,392
Mortgage	17,910	(2,098)	(5,248)	–	210	10,774
Consumer						
Credit cards	–	–	1	(1)	–	–
Home equity lines of credit	2,439	–	(1,058)	(471)	965	1,875
Personal	22,057	(1,140)	13,521	(19,971)	2,142	16,609
Other	2	–	159	(171)	12	2
Total Consumer	24,498	(1,140)	12,623	(20,614)	3,119	18,486
Total - Loans	$104,757	$(3,238)	$ 6,705	$(26,077)	$7,336	$ 89,483
Allowance for credit losses - unfunded commitments:						
Commercial	$ 1,175	$ –	$ 676	$ –	$ –	$ 1,851
Construction	1,184	–	7,262	–	–	8,446
Consumer	88	–	(59)	–	–	29
Ending balance - unfunded commitments [1]	$ 2,447	$ –	$ 7,879	$ –	$ –	$ 10,326

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

For the year ended December 31, 2023

Popular Inc.

(In thousands)	Beginning Balance	Impact of adopting ASU 2022-02	Provision for credit losses (benefit)	Allowance credit losses PCD Loans	Charge-offs	Recoveries	Net write down	Ending Balance
Allowance for credit losses - loans:								
Commercial								
Commercial multi-family	$ 26,311	$ –	$ (12,577)	$ –	$ –	$ 6	$ –	$ 13,740
Commercial real estate non-owner								
occupied	71,540	–	(8,242)	–	(1,323)	3,478	–	65,453
Commercial real estate owner occupied	57,081	(1,161)	3,356	–	(5,832)	3,420	–	56,864
Commercial and industrial	80,444	(552)	34,468	–	(11,614)	19,610	–	122,356
Total Commercial	235,376	(1,713)	17,005	–	(18,769)	26,514	–	258,413
Construction	4,246	–	11,050	–	(2,611)	1	–	12,686
Mortgage	135,254	(35,654)	(30,543)	89	(1,638)	15,706	–	83,214
Leasing	20,618	(35)	(3,836)	–	(10,879)	3,840	–	9,708
Consumer								
Credit cards	58,670	–	54,650	–	(41,008)	8,776	(601)	80,487
Home equity lines of credit	2,542	–	(1,213)	–	(684)	1,333	–	1,978
Personal	118,426	(8,160)	87,747	–	(91,948)	11,725	–	117,790
Auto	129,735	(21)	63,185	–	(55,306)	20,338	–	157,931
Other	15,435	–	3,494	–	(12,625)	830	–	7,134
Total Consumer	324,808	(8,181)	207,863	–	(201,571)	43,002	(601)	365,320
Total - Loans	$720,302	$(45,583)	$201,539	$89	$(235,468)	$89,063	$(601)	$729,341
Allowance for credit losses - unfunded commitments:								
Commercial	$ 5,511	$ –	$ 1,402	$ –	$ –	$ –	$ –	$ 6,913
Construction	3,206	–	6,858	–	–	–	–	10,064
Consumer	88	–	(59)	–	–	–	–	29
Ending balance - unfunded commitments [1]	$ 8,805	$ –	$ 8,201	$ –	$ –	$ –	$ –	$ 17,006

[1] Allowance for credit losses of unfunded commitments is presented as part of Other Liabilities in the Consolidated Statements of Financial Condition.

Modifications

A modification constitutes a change in loan terms in the form of principal forgiveness, an interest rate reduction, other than-insignificant payment delay, term extension or combination of the above made to a borrower experiencing financial difficulty.

The amount of outstanding commitments to lend additional funds to debtors with financial difficulties owing receivables whose terms have been modified during the years ended December 31, 2024 and December 31, 2023 amounted to $75 million and $21 million, respectively, related to the commercial loan portfolios.

The following tables show the amortized cost basis of the loans modified to borrowers experiencing financial difficulties at the end of the reporting period disaggregated by class of financing receivable and type of concession granted for the years ended December 31, 2024 and December 31, 2023. Loans modified to borrowers experiencing financial difficulties that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31, 2024

Interest Rate Reduction

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2024	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2024	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2024	Popular, Inc. % of total class of Financing Receivable
CRE owner occupied	$ 169	0.01%	$ —	— %	$ 169	0.01%
Commercial and industrial	3,472	0.06%	—	— %	3,472	0.04%
Mortgage	42	— %	—	— %	42	— %
Consumer:						
Credit cards	853	0.07%	—	— %	853	0.07%
Personal	2,941	0.17%	—	— %	2,941	0.16%
Other	23	0.01%	—	— %	23	0.01%
Total	$ 7,500	0.03%	$ —	— %	$ 7,500	0.02%

Term Extension

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2024	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2024	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2024	Popular, Inc. % of total class of Financing Receivable
Commercial multi-family	$ —	— %	$ 5,818	0.28%	$ 5,818	0.24%
CRE non-owner occupied	36,585	1.13%	—	— %	36,585	0.68%
CRE owner occupied	20,431	1.48%	5,993	0.34%	26,424	0.84%
Commercial and industrial	24,820	0.46%	684	0.03%	25,504	0.33%
Construction	576	0.27%	—	— %	576	0.05%
Mortgage	51,238	0.75%	1,460	0.11%	52,698	0.65%
Consumer:						
Personal	683	0.04%	17	0.02%	700	0.04%
Auto	83	— %	—	— %	83	— %
Total	$134,416	0.51%	$13,972	0.13%	$148,388	0.40%

Other-Than-Insignificant Payment Delays

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2024	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2024	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2024	Popular, Inc. % of total class of Financing Receivable
CRE non-owner occupied	$ 455	0.01%	$ —	— %	$ 455	0.01%
CRE owner occupied	20,399	1.48%	—	— %	20,399	0.65%
Commercial and industrial	104,423	1.95%	—	— %	104,423	1.35%
Mortgage	175	— %	—	— %	175	— %
Total	$125,452	0.48%	$ —	— %	$125,452	0.34%

Combination - Term Extension and Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE non-owner occupied	$ 885	0.03%	$ –	– %	$ 885	0.02%
CRE owner occupied	143,886	10.46%	–	– %	143,886	4.56%
Commercial and industrial	644	0.01%	–	– %	644	0.01%
Mortgage	14,674	0.22%	66	0.01%	14,740	0.18%
Consumer:						
Personal	8,662	0.49%	329	0.31%	8,991	0.48%
Total	$168,751	0.64%	$395	– %	$169,146	0.46%

Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction

	Puerto Rico		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2024	% of total class of Financing Receivable
CRE owner occupied	$ 1,033	0.08%	$ –	–%	$ 1,033	0.03%
Commercial and industrial	440	0.01%	–	–%	440	0.01%
Consumer:						
Credit cards	3,511	0.29%	–	–%	3,511	0.29%
Total	$ 4,984	0.02%	$ –	–%	$ 4,984	0.01%

Loan Modifications Made to Borrowers Experiencing Financial Difficulty for the year ended December 31, 2023
Interest Rate Reduction

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE owner occupied	$141,291	10.10%	$ –	– %	$141,291	4.59%
Commercial and industrial	70	– %	–	– %	70	– %
Mortgage	301	– %	–	– %	301	– %
Consumer:						
Credit cards	700	0.06%	–	– %	700	0.06%
Personal	783	0.04%	2	– %	785	0.04%
Other	6	– %	–	– %	6	– %
Total	$143,151	0.58%	$ 2	– %	$143,153	0.41%

Term Extension

	BPPR		Popular U.S.		Popular, Inc.	
(Dollars in thousands)	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable	Amortized Cost Basis at December 31, 2023	% of total class of Financing Receivable
CRE non-owner occupied	$ 33,318	1.11%	$ –	– %	$ 33,318	0.65%
CRE owner occupied	4,921	0.35%	60,669	3.61%	65,590	2.13%
Commercial and industrial	39,445	0.82%	250	0.01%	39,695	0.56%
Construction	–	– %	5,990	0.76%	5,990	0.62%
Mortgage	53,447	0.84%	5,450	0.42%	58,897	0.77%
Consumer:						
Personal	413	0.02%	129	0.08%	542	0.03%
Auto	91	– %	–	– %	91	– %
Total	$131,635	0.54%	$72,488	0.69%	$204,123	0.58%

Other-Than-Insignificant Payment Delays

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2023	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE non-owner occupied	$ 1,854	0.06%	$ —	— %	$ 1,854	0.04%
CRE owner occupied	16,068	1.15%	13,468	0.80%	29,536	0.96%
Commercial and industrial	10,545	0.22%	814	0.03%	11,359	0.16%
Mortgage	137	— %	—	— %	137	— %
Total	$28,604	0.12%	$14,282	0.14%	$42,886	0.12%

Combination - Term Extension and Interest Rate Reduction

(Dollars in thousands)	BPPR Amortized Cost Basis at December 31, 2023	BPPR % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
Commercial multi-family	$ 65	0.02%	$ —	— %	$ 65	— %
CRE non-owner occupied	19,983	0.66%	—	— %	19,983	0.39%
CRE owner occupied	14,416	1.03%	—	— %	14,416	0.47%
Commercial and industrial	335	0.01%	—	— %	335	— %
Mortgage	37,179	0.58%	405	0.03%	37,584	0.49%
Consumer:						
Personal	2,318	0.13%	62	0.04%	2,380	0.12%
Auto	27	— %	—	— %	27	— %
Total	$74,323	0.30%	$ 467	— %	$74,790	0.21%

Combination - Other-Than-Insignificant Payment Delays and Interest Rate Reduction

(Dollars in thousands)	Puerto Rico Amortized Cost Basis at December 31, 2023	Puerto Rico % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE non-owner occupied	$ 180	0.01%	$—	—	$ 180	— %
Commercial and industrial	199	— %	—	—	199	— %
Consumer:						
Credit cards	814	0.07%	—	—	814	0.07%
Total	$1,193	— %	$—	—	$1,193	— %

Combination - Other-Than-Insignificant Payment Delays and Principal Forgiveness

(Dollars in thousands)	Puerto Rico Amortized Cost Basis at December 31, 2023	Puerto Rico % of total class of Financing Receivable	Popular U.S. Amortized Cost Basis at December 31, 2023	Popular U.S. % of total class of Financing Receivable	Popular, Inc. Amortized Cost Basis at December 31, 2023	Popular, Inc. % of total class of Financing Receivable
CRE owner occupied	$ 158	0.01%	$—	—	$ 158	0.01%
Total	$ 158	— %	$—	—	$ 158	— %

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulties:

For the year ended December 31, 2024

Interest rate reduction

Loan Type	Financial Effect
CRE Non-owner occupied	Reduced weighted-average contractual interest rate from 10.1% to 8.3%.
CRE Owner occupied	Reduced weighted-average contractual interest rate from 6.7% to 5.8%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 21.6% to 9.6%.
Mortgage	Reduced weighted-average contractual interest rate from 6.1% to 4.4%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 21.2% to 7.6%.
Personal	Reduced weighted-average contractual interest rate from 19.8% to 10.6%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
Commercial multi-family	Added a weighted-average of 4 months to the life of loans.
CRE Non-owner occupied	Added a weighted-average of 1 year to the life of loans.
CRE Owner occupied	Added a weighted-average of 21 months to the life of loans.
Commercial and industrial	Added a weighted-average of 21 months to the life of loans.
Construction	Added a weighted-average of 2 months to the life of loans.
Mortgage	Added a weighted-average of 12 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 7 years to the life of loans.
Auto	Added a weighted-average of 3 years to the life of loans.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 13 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 6 months to the life of loans.
Commercial and industrial	Added a weighted-average of 12 months to the life of loans.
Mortgage	Added a weighted-average of 53 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 16 months to the life of loans.

For the year ended December 31, 2023

Interest rate reduction

Loan Type	Financial Effect
Commercial multi-family	Reduced weighted-average contractual interest rate from 7.5% to 5.3%.
CRE Non-owner occupied	Reduced weighted-average contractual interest rate from 9.1% to 7.3%.
CRE Owner occupied	Reduced weighted-average contractual interest rate from 8.4% to 6.6%.
Commercial and industrial	Reduced weighted-average contractual interest rate from 17.8% to 7.8%.
Mortgage	Reduced weighted-average contractual interest rate from 5.8% to 4.2%.
Consumer:	
Credit cards	Reduced weighted-average contractual interest rate from 18.8% to 4.5%.
Personal	Reduced weighted-average contractual interest rate from 17.8% to 9.3%.
Auto	Reduced weighted-average contractual interest rate from 12.64% to 12.62%.
Other	Reduced weighted-average contractual interest rate from 18.0% to 0.0%.

Term extension

Loan Type	Financial Effect
Commercial multi-family	Added a weighted-average of 43 years to the life of loans.
CRE Non-owner occupied	Added a weighted-average of 20 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 1 year to the life of loans.
Commercial and industrial	Added a weighted-average of 2 years to the life of loans.
Construction	Added a weighted-average of 1 year to the life of loans.
Mortgage	Added a weighted-average of 11 years to the life of loans.
Consumer:	
Personal	Added a weighted-average of 8 years to the life of loans.
Auto	Added a weighted-average of 2 years to the life of loans.

Principal forgiveness

Loan Type	Financial Effect
CRE Owner occupied	Reduced the amortized cost basis of the loans by $88 thousand.

Other than insignificant payment delay

Loan Type	Financial Effect
CRE Non-owner occupied	Added a weighted-average of 11 months to the life of loans.
CRE Owner occupied	Added a weighted-average of 9 months to the life of loans.
Commercial and industrial	Added a weighted-average of 7 months to the life of loans.
Mortgage	Added a weighted-average of 40 months to the life of loans.
Consumer:	
Credit cards	Added a weighted-average of 25 months to the life of loans.

The following tables present, by class, the performance of loans that have been modified during the twelve months preceding December 31, 2024. The past due 90 days or more categories includes all loans modified classified as non-accruing at the time of the modification. These loans will continue in non-accrual status, and presented as past due 90 days or more, until the borrower has demonstrated a willingness and ability to make the restructured loan payments (at least six months of sustained performance after the modification or one year for loans providing for quarterly or semi-annual payments) and management has concluded that it is probable that the borrower would not be in payment default in the foreseeable future.

BPPR

December 31, 2024

							Past Due 90 days or more [1]	
(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
CRE non-owner occupied	$ –	$ –	$ 1,340	$ 1,340	$ 36,585	$ 37,925	$ –	$ 1,340
CRE owner occupied	5,509	112	2,347	7,968	177,950	185,918	–	2,347
Commercial and industrial	217	108	4,701	5,026	128,773	133,799	399	4,302
Construction	–	–	–	–	576	576	–	–
Mortgage	5,253	4,127	20,236	29,616	36,513	66,129	7,679	12,557
Consumer:								
Credit cards	491	347	630	1,468	2,896	4,364	362	268
Personal	288	201	2,047	2,536	9,750	12,286	190	1,857
Auto	–	–	–	–	83	83	–	–
Other	–	–	–	–	23	23	–	–
Total	$11,758	$4,895	$31,301	$47,954	$393,149	$441,103	$8,630	$22,671

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular U.S.

December 31, 2024

| (In thousands) | 30-59 days | 60-89 days | Past due 90 days or more | Total past due | Current | Total | Past Due 90 days or more [1] | |
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$–	$ –	$ –	$ 5,818	5,818	$ –	$ –
CRE owner occupied	–	–	–	–	5,993	5,993	–	–
Commercial and industrial	–	–	–	–	684	684	–	–
Mortgage	–	–	736	736	790	1,526	–	736
Consumer:								
Personal	11	5	98	114	232	346	15	83
Total	$11	$5	$834	$850	$13,517	$14,367	$15	$819

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Popular Inc.

December 31, 2024

| (In thousands) | 30-59 days | 60-89 days | Past due 90 days or more | Total past due | Current | Total | Past Due 90 days or more [1] | |
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ –	$ –	$ 5,818	$ 5,818	$ –	$ –
CRE non-owner occupied	–	–	1,340	1,340	36,585	37,925	–	1,340
CRE owner occupied	5,509	112	2,347	7,968	183,943	191,911	–	2,347
Commercial and industrial	217	108	4,701	5,026	129,457	134,483	399	4,302
Construction	–	–	–	–	576	576	–	–
Mortgage	5,253	4,127	20,972	30,352	37,303	67,655	7,679	13,293
Consumer:								
Credit cards	491	347	630	1,468	2,896	4,364	362	268
Personal	299	206	2,145	2,650	9,982	12,632	205	1,940
Auto	–	–	–	–	83	83	–	–
Other	–	–	–	–	23	23	–	–
Total	$11,769	$4,900	$32,135	$48,804	$406,666	$455,470	$8,645	$23,490

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

The following tables present, by class, the performance of loans that have been modified during the year ended December 31, 2023.

				BPPR				
				December 31, 2023				
							Past Due 90 days or more [1]	
(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ 65	$ 65	$ –	$ 65	$ –	$ 65
CRE non-owner occupied	–	–	2,094	2,094	53,241	55,335	–	2,094
CRE owner occupied	339	–	2,267	2,606	174,248	176,854	–	2,267
Commercial and industrial	2,519	77	14,881	17,477	33,117	50,594	556	14,325
Mortgage	7,520	3,358	28,128	39,006	52,058	91,064	8,319	19,809
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	–	817	957	2,557	3,514	63	754
Auto	–	–	15	15	103	118	–	15
Other	–	–	–	–	6	6	–	–
Total	$10,577	$3,486	$48,561	$62,624	$316,440	$379,064	$9,114	$39,447

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

				Popular U.S.				
				December 31, 2023				
							Past Due 90 days or more [1]	
(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	With Payment Default	Without Payment Default
CRE owner occupied	$–	$ –	$ –	$ –	$74,137	$74,137	$–	$ –
Commercial and industrial	–	250	–	250	814	1,064	–	–
Construction	–	–	–	–	5,990	5,990	–	–
Mortgage	–	–	388	388	5,467	5,855	–	388
Consumer:								
Personal	–	–	125	125	68	193	–	125
Total	$–	$250	$513	$763	$ 86,476	$ 87,239	$–	$513

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

December 31, 2023

(In thousands)	30-59 days	60-89 days	Past due 90 days or more	Total past due	Current	Total	Past Due 90 days or more [1]	
							With Payment Default	Without Payment Default
Commercial multi-family	$ –	$ –	$ 65	$ 65	$ –	$ 65	$ –	$ 65
CRE non-owner occupied	–	–	2,094	2,094	53,241	55,335	–	2,094
CRE owner occupied	339	–	2,267	2,606	248,385	250,991	–	2,267
Commercial and industrial	2,519	327	14,881	17,727	33,931	51,658	556	14,325
Construction	–	–	–	–	5,990	5,990	–	–
Mortgage	7,520	3,358	28,516	39,394	57,525	96,919	8,319	20,197
Consumer:								
Credit cards	59	51	294	404	1,110	1,514	176	118
Personal	140	–	942	1,082	2,625	3,707	63	879
Auto	–	–	15	15	103	118	–	15
Other	–	–	–	–	6	6	–	–
Total	$10,577	$3,736	$49,074	$63,387	$402,916	$466,303	$9,114	$39,960

[1] Loans that were in non-accrual status at the time of modification are presented as past due until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. The recorded investment as of period end is inclusive of all partial paydowns and charge-offs since the modification date. Loans modified with financial difficulty that were fully paid down, charged-off or foreclosed upon by period end are not reported.

Payment default is defined as a restructured loan becoming 90 days past due after being modified, foreclosed or charged-off, whichever occurs first. During the year ended December 31, 2024, the outstanding balance of loans modified for borrowers under financial difficulties that were subject to payment default and that had been modified during the twelve months preceding the default date was $33 million (2023 - $10 million).

Loans subject to payment default during the year ended December 31, 2024 which were modified during the year preceding the default date were:
- Interest rate reduction - $1 million;
- Extension of maturity - $28 million (2023 - $8 million); and
- Combination of interest rate reduction and extension of maturity - $4 million (2023 - $2 million).

Credit Quality

The Corporation has defined a risk rating system to assign a rating to all credit exposures, particularly for the commercial and construction loan portfolios. Risk ratings in the aggregate provide the Corporation's management the asset quality profile for the loan portfolio. The risk rating system provides for the assignment of ratings at the obligor level based on the financial condition of the borrower. The risk rating analysis process is performed at least once a year or more frequently if events or conditions change which may deteriorate the credit quality. In the case of consumer and mortgage loans, these loans are classified considering their delinquency status at the end of the reporting period.

The Corporation's obligor risk rating scales range from rating 1 (Excellent) to rating 14 (Loss). The obligor risk rating reflects the risk of payment default of a borrower in the ordinary course of business.

Pass Credit Classifications:
Pass (Scales 1 through 8) - Loans classified as pass have a well defined primary source of repayment, with no apparent risk, strong financial position, minimal operating risk, profitability, liquidity and strong capitalization.

Watch (Scale 9) - Loans classified as watch have acceptable business credit, but borrower's operations, cash flow or financial condition evidence more than average risk, requires above average levels of supervision and attention from Loan Officers.

Special Mention (Scale 10) - Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Corporation's credit position at some future date.

Adversely Classified Classifications:
Substandard (Scales 11 and 12) - Loans classified as substandard are deemed to be inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans classified as such have well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful (Scale 13) - Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the additional characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss (Scale 14) - Uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be effected in the future.

Risk ratings scales 10 through 14 conform to regulatory ratings. The assignment of the obligor risk rating is based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The following tables present the amortized cost basis, net of unearned income, of loans held-in-portfolio based on the Corporation's assignment of obligor risk ratings as defined at December 31, 2024 and 2023 by vintage year.

December 31, 2024

| | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term Loans Amortized Cost Basis | Total |
(In thousands)	2024	2023	2022	2021	2020	Prior Years			
BPPR									
Commercial:									
Commercial multi-family									
Pass	$ 50,384	$ 37,211	$136,093	$ 20,939	$ 20,134	$ 34,009	$ 105	$—	$ 298,875
Watch	–	–	541	–	–	1,601	–	–	2,142
Special Mention	–	–	–	–	–	3,161	–	–	3,161
Substandard	–	–	–	–	–	3,823	–	–	3,823
Total commercial multi-family	$ 50,384	$ 37,211	$136,634	$ 20,939	$ 20,134	$ 42,594	$ 105	$—	$ 308,001
Commercial real estate non-owner occupied									
Pass	$419,200	$322,998	$828,404	$547,674	$335,060	$ 525,088	$ 6,159	$—	$2,984,583
Watch	26,097	2,296	654	5,349	28,832	50,924	72	–	114,224
Special Mention	7,018	41,274	156	406	–	46,390	–	–	95,244
Substandard	–	1,002	110	26,430	1,954	22,956	–	–	52,452
Total commercial real estate non-owner occupied	$452,315	$367,570	$829,324	$579,859	$365,846	$ 645,358	$ 6,231	$—	$3,246,503
Year-to-Date gross write-offs	$ –	$ –	$ 69	$ –	$ –	$ 59	$ –	$—	$ 128
Commercial real estate owner occupied									
Pass	$131,449	$ 79,109	$ 94,008	$214,520	$ 46,206	$ 309,791	$ 7,214	$—	$ 882,297
Watch	14,002	2,637	64,735	7,225	4,890	85,580	3	–	179,072
Special Mention	–	1,209	19,436	19,288	–	15,872	1,499	–	57,304
Substandard	455	1,651	20,528	3,872	140,579	77,098	13,021	–	257,204
Doubtful	–	–	–	–	–	34	–	–	34
Total commercial real estate owner occupied	$145,906	$ 84,606	$198,707	$244,905	$191,675	$ 488,375	$ 21,737	$—	$1,375,911
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 2,793	$ –	$—	$ 2,793
Commercial and industrial									
Pass	$790,273	$910,355	$602,454	$304,227	$ 66,395	$ 331,493	$1,495,490	$—	$4,500,687
Watch	124,987	24,935	49,497	6,394	3,465	31,609	135,811	–	376,698
Special Mention	5,519	7,316	1,895	157,627	53	30,360	28,171	–	230,941
Substandard	6,063	30,496	37,558	4,203	14,776	23,135	122,275	–	238,506
Doubtful	–	–	–	–	–	11	–	–	11
Loss	–	–	–	–	–	–	51	–	51
Total commercial and industrial	$926,842	$973,102	$691,404	$472,451	$ 84,689	$ 416,608	$1,781,798	$—	$5,346,894
Year-to-Date gross write-offs	$ 1,099	$ 707	$ 331	$ 122	$ 2,838	$ 11,841	$ 7,617	$—	$ 24,555
Construction									
Pass	$ 63,107	$ 53,070	$ 33,423	$ 14,908	$ 9,483	$ 1,011	$ 16,782	$—	$ 191,784
Watch	–	13,872	–	–	–	–	–	–	13,872
Special Mention	–	–	–	6,058	–	–	–	–	6,058
Substandard	–	–	–	576	–	–	–	–	576
Total construction	$ 63,107	$ 66,942	$ 33,423	$ 21,542	$ 9,483	$ 1,011	$ 16,782	$—	$ 212,290
Mortgage									
Pass	$879,075	$724,383	$409,133	$401,113	$234,486	$4,085,088	$ –	$—	$6,733,278
Substandard	–	1,961	1,331	1,675	347	71,289	–	–	76,603
Total mortgage	$879,075	$726,344	$410,464	$402,788	$234,833	$4,156,377	$ –	$—	$6,809,881
Year-to-Date gross write-offs	$ –	$ 9	$ –	$ 8	$ –	$ 1,067	$ –	$—	$ 1,084

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
BPPR									
Leasing									
Pass	$ 731,053	$ 477,226	$ 362,426	$ 217,537	$ 104,812	$ 22,762	$ –	$ –	$ 1,915,816
Substandard	1,195	2,280	2,834	1,885	920	402	–	–	9,516
Loss	–	–	–	–	–	73	–	–	73
Total leasing	$ 732,248	$ 479,506	$ 365,260	$ 219,422	$ 105,732	$ 23,237	$ –	$ –	$ 1,925,405
Year-to-Date gross write-offs	$ 1,733	$ 4,842	$ 5,373	$ 3,281	$ 694	$ 1,052	$ –	$ –	$ 16,975
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,188,093	$ –	$ 1,188,093
Substandard	–	–	–	–	–	–	29,960	–	29,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,218,053	$ –	$ 1,218,053
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 69,731	$ –	$ 69,731
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,040	$ –	$ 2,040
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,040	$ –	$ 2,040
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 380	$ –	$ 380
Personal									
Pass	$ 722,949	$ 499,604	$ 262,011	$ 101,155	$ 29,078	$ 91,004	$ –	$23,802	$ 1,729,603
Substandard	924	4,965	3,561	1,221	271	8,205	–	1,626	20,773
Loss	–	–	–	1	–	–	–	–	1
Total Personal	$ 723,873	$ 504,569	$ 265,572	$ 102,377	$ 29,349	$ 99,209	$ –	$25,428	$ 1,750,377
Year-to-Date gross write-offs	$ 2,362	$ 39,193	$ 38,077	$ 10,822	$ 2,708	$ 3,525	$ –	$ 1,982	$ 98,669
Auto									
Pass	$1,277,016	$ 938,769	$ 665,431	$ 494,529	$ 254,621	$ 133,054	$ –	$ –	$ 3,763,420
Substandard	7,239	16,876	13,579	10,775	6,377	5,131	–	–	59,977
Loss	14	15	–	2	–	9	–	–	40
Total Auto	$1,284,269	$ 955,660	$ 679,010	$ 505,306	$ 260,998	$ 138,194	$ –	$ –	$ 3,823,437
Year-to-Date gross write-offs	$ 11,229	$ 36,992	$ 20,486	$ 9,997	$ 4,965	$ 1,731	$ –	$ –	$ 85,400
Other consumer									
Pass	$ 28,543	$ 29,585	$ 20,021	$ 10,129	$ 4,588	$ 3,364	62,678	$ –	$ 158,908
Substandard	–	228	44	–	29	57	413	–	771
Loss	–	–	–	550	–	–	–	–	550
Total Other consumer	$ 28,543	$ 29,813	$ 20,065	$ 10,679	$ 4,617	$ 3,421	63,091	$ –	$ 160,229
Year-to-Date gross write-offs	$ 29	$ 213	$ 130	$ 96	$ 128	$ 2,205	$ –	$ –	$ 2,801
Total BPPR	$5,286,562	$4,225,323	$3,629,863	$2,580,268	$1,307,356	$6,014,384	$3,109,837	$25,428	$26,179,021

	December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior Years			Total
Popular U.S.									
Commercial:									
Commercial multi-family									
Pass	$139,370	$148,423	$491,750	$313,610	$207,327	$560,891	$ 5,700	$–	$1,867,071
Watch	–	10,974	27,441	26,679	10,668	114,419	–	–	190,181
Special Mention	–	–	8,004	–	–	–	–	–	8,004
Substandard	–	–	2,761	–	–	23,602	–	–	26,363
Total commercial multi-family	$139,370	$159,397	$529,956	$340,289	$217,995	$698,912	$ 5,700	$–	$2,091,619
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 441	$ –	$–	$ 441
Commercial real estate non-owner occupied									
Pass	$178,355	$368,597	$480,055	$167,839	$193,309	$456,689	$ 8,588	$–	$1,853,432
Watch	–	12,932	17,125	13,138	45,864	64,390	300	–	153,749
Special Mention	–	–	–	–	–	594	–	–	594
Substandard	–	–	2,657	2,741	5,758	97,801	–	–	108,957
Total commercial real estate non-owner occupied	$178,355	$381,529	$499,837	$183,718	$244,931	$619,474	$ 8,888	$–	$2,116,732
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 54	$ –	$–	$ 54
Commercial real estate owner occupied									
Pass	$304,778	$257,586	$244,811	$279,419	$ 35,459	$246,158	$ 7,669	$–	$1,375,880
Watch	–	25,614	13,531	32,132	16,301	54,877	–	–	142,455
Special Mention	–	488	69,505	34,428	27,406	10,825	–	–	142,652
Substandard	–	–	17,101	2,596	3,678	97,473	–	–	120,848
Total commercial real estate owner occupied	$304,778	$283,688	$344,948	$348,575	$ 82,844	$409,333	$ 7,669	$–	$1,781,835
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 154	$ –	$–	$ 154
Commercial and industrial									
Pass	$260,479	$275,971	$318,564	$322,697	$268,591	$506,973	$273,222	$–	$2,226,497
Watch	–	11,420	48,953	28,138	9,521	35,498	15,050	–	148,580
Special Mention	58	–	5,270	568	–	255	3,835	–	9,986
Substandard	2,276	–	–	195	45	1,610	5,479	–	9,605
Total commercial and industrial	$262,813	$287,391	$372,787	$351,598	$278,157	$544,336	$297,586	$–	$2,394,668
Year-to-Date gross write-offs	$ 1,103	$ 1,571	$ 190	$ 300	$ 211	$ 480	$ 123	$–	$ 3,978
Construction									
Pass	$259,194	$512,428	$155,268	$ –	$ –	$ 765	$ –	$–	$ 927,655
Watch	–	1,541	36,264	–	–	7,172	24,691	–	69,668
Special Mention	–	4,897	6,367	–	–	–	–	–	11,264
Substandard	–	–	8,104	–	–	25,473	9,338	–	42,915
Total construction	$259,194	$518,866	$206,003	$ –	$ –	$ 33,410	$ 34,029	$–	$1,051,502
Mortgage									
Pass	$ 98,345	$ 88,788	$215,600	$272,908	$216,025	$382,746	$ –	$–	$1,274,412
Substandard	–	644	106	860	–	28,280	–	–	29,890
Total mortgage	$ 98,345	$ 89,432	$215,706	$273,768	$216,025	$411,026	$ –	$–	$1,304,302
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 18	$ –	$–	$ 18

December 31, 2024									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior Years			Total
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 26	$ –	$ 26
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 26	$ –	$ 26
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ 5,914	$ 50,533	$11,691	$ 68,138
Substandard	–	–	–	–	–	1,657	15	700	2,372
Loss	–	–	–	–	–	122	–	899	1,021
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 7,693	$ 50,548	$13,290	$ 71,531
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 53	$ –	$ 53
Personal									
Pass	$ 28,083	$ 23,084	$ 41,182	$ 8,618	$ 651	$ 1,507	$ –	$ –	$ 103,125
Substandard	157	399	627	134	7	302	–	–	1,626
Loss	53	10	–	5	–	48	–	–	116
Total Personal	$ 28,293	$ 23,493	$ 41,809	$ 8,757	$ 658	$ 1,857	$ –	$ –	$ 104,867
Year-to-Date gross write-offs	$ 802	$ 4,536	$ 10,869	$ 2,458	$ 231	$ 307	$ –	$ –	$ 19,203
Other consumer									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,537	$ –	$ 11,537
Substandard	–	–	–	–	–	–	12	–	12
Total Other consumer	$ –	$ –	$ –	$ –	$ –	$ –	$ 11,549	$ –	$ 11,549
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 101	$ –	$ 101
Total Popular U.S.	$1,271,148	$1,743,796	$2,211,046	$1,506,705	$1,040,610	$2,726,041	$415,995	$13,290	$10,928,631

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior Years			
Popular, Inc.									
Commercial:									
Commercial multi-family									
Pass	$ 189,754	$ 185,634	$ 627,843	$334,549	$227,461	$ 594,900	$ 5,805	$—	$2,165,946
Watch	–	10,974	27,982	26,679	10,668	116,020	–	–	192,323
Special Mention	–	–	8,004	–	–	3,161	–	–	11,165
Substandard	–	–	2,761	–	–	27,425	–	–	30,186
Total commercial multi-family	$ 189,754	$ 196,608	$ 666,590	$361,228	$238,129	$ 741,506	$ 5,805	$—	$2,399,620
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 441	$ –	$—	$ 441
Commercial real estate non-owner occupied									
Pass	$ 597,555	$ 691,595	$1,308,459	$715,513	$528,369	$ 981,777	$ 14,747	$—	$4,838,015
Watch	26,097	15,228	17,779	18,487	74,696	115,314	372	–	267,973
Special Mention	7,018	41,274	156	406	–	46,984	–	–	95,838
Substandard	–	1,002	2,767	29,171	7,712	120,757	–	–	161,409
Total commercial real estate non-owner occupied	$ 630,670	$ 749,099	$1,329,161	$763,577	$610,777	$1,264,832	$ 15,119	$—	$5,363,235
Year-to-Date gross write-offs	$ –	$ –	$ 69	$ –	$ –	$ 113	$ –	$—	$ 182
Commercial real estate owner occupied									
Pass	$ 436,227	$ 336,695	$ 338,819	$493,939	$ 81,665	$ 555,949	$ 14,883	$—	$2,258,177
Watch	14,002	28,251	78,266	39,357	21,191	140,457	3	–	321,527
Special Mention	–	1,697	88,941	53,716	27,406	26,697	1,499	–	199,956
Substandard	455	1,651	37,629	6,468	144,257	174,571	13,021	–	378,052
Doubtful	–	–	–	–	–	34	–	–	34
Total commercial real estate owner occupied	$ 450,684	$ 368,294	$ 543,655	$593,480	$274,519	$ 897,708	$ 29,406	$—	$3,157,746
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 2,947	$ –	$—	$ 2,947
Commercial and industrial									
Pass	$1,050,752	$1,186,326	$ 921,018	$626,924	$334,986	$ 838,466	$1,768,712	$—	$6,727,184
Watch	124,987	36,355	98,450	34,532	12,986	67,107	150,861	–	525,278
Special Mention	5,577	7,316	7,165	158,195	53	30,615	32,006	–	240,927
Substandard	8,339	30,496	37,558	4,398	14,821	24,745	127,754	–	248,111
Doubtful	–	–	–	–	–	11	–	–	11
Loss	–	–	–	–	–	–	51	–	51
Total commercial and industrial	$1,189,655	$1,260,493	$1,064,191	$824,049	$362,846	$ 960,944	$2,079,384	$—	$7,741,562
Year-to-Date gross write-offs	$ 2,202	$ 2,278	$ 521	$ 422	$ 3,049	$ 12,321	$ 7,740	$—	$ 28,533

	December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year								
(In thousands)	2024	2023	2022	2021	2020	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Construction									
Pass	$322,301	$565,498	$188,691	$ 14,908	$ 9,483	$ 1,776	$16,782	$–	$1,119,439
Watch	–	15,413	36,264	–	–	7,172	24,691	–	83,540
Special Mention	–	4,897	6,367	6,058	–	–	–	–	17,322
Substandard	–	–	8,104	576	–	25,473	9,338	–	43,491
Total construction	$322,301	$585,808	$239,426	$ 21,542	$ 9,483	$ 34,421	$50,811	$–	$1,263,792
Mortgage									
Pass	$977,420	$813,171	$624,733	$674,021	$450,511	$4,467,834	$ –	$–	$8,007,690
Substandard	–	2,605	1,437	2,535	347	99,569	–	–	106,493
Total mortgage	$977,420	$815,776	$626,170	$676,556	$450,858	$4,567,403	$ –	$–	$8,114,183
Year-to-Date gross write-offs	$ –	$ 9	$ –	$ 8	$ –	$ 1,085	$ –	$–	$ 1,102
Leasing									
Pass	$731,053	$477,226	$362,426	$217,537	$104,812	$ 22,762	$ –	$–	$1,915,816
Substandard	1,195	2,280	2,834	1,885	920	402	–	–	9,516
Loss	–	–	–	–	–	73	–	–	73
Total leasing	$732,248	$479,506	$365,260	$219,422	$105,732	$ 23,237	$ –	$–	$1,925,405
Year-to-Date gross write-offs	$ 1,733	$ 4,842	$ 5,373	$ 3,281	$ 694	$ 1,052	$ –	$–	$ 16,975

(In thousands)	Term Loans Amortized Cost Basis by Origination Year 2024	2023	2022	2021	2020	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
December 31, 2024									
Popular, Inc.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,188,119	$ –	$ 1,188,119
Substandard	–	–	–	–	–	–	29,960	–	29,960
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,218,079	$ –	$ 1,218,079
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 69,731	$ –	$ 69,731
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ 5,914	$ 52,573	$11,691	$ 70,178
Substandard	–	–	–	–	–	1,657	15	700	2,372
Loss	–	–	–	–	–	122	–	899	1,021
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 7,693	$ 52,588	$13,290	$ 73,571
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 433	$ –	$ 433
Personal									
Pass	$ 751,032	$ 522,688	$ 303,193	$ 109,773	$ 29,729	$ 92,511	$ –	$23,802	$ 1,832,728
Substandard	1,081	5,364	4,188	1,355	278	8,507	–	1,626	22,399
Loss	53	10	–	6	–	48	–	–	117
Total Personal	$ 752,166	$ 528,062	$ 307,381	$ 111,134	$ 30,007	$ 101,066	$ –	$25,428	$ 1,855,244
Year-to-Date gross write-offs	$ 3,164	$ 43,729	$ 48,946	$ 13,280	$ 2,939	$ 3,832	$ –	$ 1,982	$ 117,872
Auto									
Pass	$1,277,016	$ 938,769	$ 665,431	$ 494,529	$ 254,621	$ 133,054	$ –	$ –	$ 3,763,420
Substandard	7,239	16,876	13,579	10,775	6,377	5,131	–	–	59,977
Loss	14	15	–	2	–	9	–	–	40
Total Auto	$1,284,269	$ 955,660	$ 679,010	$ 505,306	$ 260,998	$ 138,194	$ –	$ –	$ 3,823,437
Year-to-Date gross write-offs	$ 11,229	$ 36,992	$ 20,486	$ 9,997	$ 4,965	$ 1,731	$ –	$ –	$ 85,400
Other consumer									
Pass	$ 28,543	$ 29,585	$ 20,021	$ 10,129	$ 4,588	$ 3,364	$ 74,215	$ –	$ 170,445
Substandard	–	228	44	–	29	57	425	–	783
Loss	–	–	–	550	–	–	–	–	550
Total Other consumer	$ 28,543	$ 29,813	$ 20,065	$ 10,679	$ 4,617	$ 3,421	$ 74,640	$ –	$ 171,778
Year-to-Date gross write-offs	$ 29	$ 213	$ 130	$ 96	$ 128	$ 2,205	$ 101	$ –	$ 2,902
Total Popular Inc.	$6,557,710	$5,969,119	$5,840,909	$4,086,973	$2,347,966	$8,740,425	$3,525,832	$38,718	$37,107,652

	December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior Years			Total
BPPR									
Commercial:									
Commercial multi-family									
Pass	$ 37,976	$138,619	$ 21,334	$ 20,487	$ 32,554	$ 24,248	$ 306	$–	$ 275,524
Watch	–	–	–	–	1,068	5,179	–	–	6,247
Special Mention	–	559	–	–	–	4,780	–	–	5,339
Substandard	–	–	–	–	–	4,832	–	–	4,832
Total commercial multi-family	$ 37,976	$139,178	$ 21,334	$ 20,487	$ 33,622	$ 39,039	$ 306	$–	$ 291,942
Commercial real estate non-owner occupied									
Pass	$ 305,243	$871,191	$560,785	$359,853	$ 41,262	$ 563,794	$ 7,042	$–	$2,709,170
Watch	1,959	882	5,205	22,211	5,938	27,015	–	–	63,210
Special Mention	43,020	5,413	24,730	–	15,843	68,368	–	–	157,374
Substandard	1,016	1,307	180	2,231	53,729	12,968	4,069	–	75,500
Total commercial real estate non-owner occupied	$ 351,238	$878,793	$590,900	$384,295	$116,772	$ 672,145	$ 11,111	$–	$3,005,254
Year-to-Date gross write-offs	$ –	$ –	$ –	$ 609	$ –	$ 521	$ –	$–	$ 1,130
Commercial real estate owner occupied									
Pass	$ 92,234	$155,819	$227,246	$ 51,038	$ 24,184	$ 357,429	$ 9,146	$–	$ 917,096
Watch	2,947	45,106	9,913	4,285	5,017	62,217	1,000	–	130,485
Special Mention	–	16,860	20,741	1,462	887	44,069	–	–	84,019
Substandard	1,316	15,710	5,080	143,696	845	87,383	12,617	–	266,647
Doubtful	–	–	–	–	–	136	–	–	136
Total commercial real estate owner occupied	$ 96,497	$233,495	$262,980	$200,481	$ 30,933	$ 551,234	$ 22,763	$–	$1,398,383
Year-to-Date gross write-offs	$ –	$ 4	$ –	$ –	$ 1	$ 4,432	$ –	$–	$ 4,437
Commercial and industrial									
Pass	$1,109,898	$634,401	$511,912	$241,452	$123,458	$ 258,872	$1,343,885	$–	$4,223,878
Watch	28,841	95,785	6,111	4,043	15,560	65,360	182,756	–	398,456
Special Mention	6,401	3,269	276	3,200	2,088	41,289	9,410	–	65,933
Substandard	731	1,760	8,644	22,065	1,922	32,087	40,670	–	107,879
Doubtful	–	–	–	54	–	26	–	–	80
Total commercial and industrial	$1,145,871	$735,215	$526,943	$270,814	$143,028	$ 397,634	$1,576,721	$–	$4,796,226
Year-to-Date gross write-offs	$ 896	$ 184	$ 215	$ 335	$ 555	$ 1,086	$ 4,468	$–	$ 7,739
Construction									
Pass	$ 26,662	$ 24,462	$ 27,364	$ 10,758	$ 1,944	$ 1,049	$ 38,720	$–	$ 130,959
Watch	–	16,546	5,458	–	–	–	9,506	–	31,510
Special Mention	–	–	1,009	–	–	–	1	–	1,010
Substandard	–	6,378	–	–	–	–	–	–	6,378
Total construction	$ 26,662	$ 47,386	$ 33,831	$ 10,758	$ 1,944	$ 1,049	$ 48,227	$–	$ 169,857
Year-to-Date gross write-offs	$ –	$ 2,611	$ –	$ –	$ –	$ –	$ –	$–	$ 2,611
Mortgage									
Pass	$ 751,532	$439,373	$421,297	$259,412	$164,438	$4,280,509	$ –	$–	$6,316,561
Substandard	96	161	162	345	2,606	71,893	–	–	75,263
Total mortgage	$ 751,628	$439,534	$421,459	$259,757	$167,044	$4,352,402	$ –	$–	$6,391,824
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 1,638	$ –	$–	$ 1,638

December 31, 2023									
	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years	Revolving Loans Amortized Cost Basis		Total
BPPR									
Leasing									
Pass	$ 647,659	$ 488,506	$ 313,133	$ 163,189	$ 88,983	$ 21,706	$ –	$ –	$ 1,723,176
Substandard	806	2,516	3,053	906	818	517	–	–	8,616
Loss	–	–	–	–	–	17	–	–	17
Total leasing	$ 648,465	$ 491,022	$ 316,186	$ 164,095	$ 89,801	$ 22,240	$ –	$ –	$ 1,731,809
Year-to-Date gross write-offs	$ 1,065	$ 4,424	$ 2,878	$ 849	$ 976	$ 687	$ –	$ –	$ 10,879
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,112,447	$ –	$ 1,112,447
Substandard	–	–	–	–	–	–	23,259	–	23,259
Loss	–	–	–	–	–	–	22	–	22
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,135,728	$ –	$ 1,135,728
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 41,007	$ –	$ 41,007
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,622	$ –	$ 2,622
Substandard	–	–	–	–	–	–	26	–	26
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,648	$ –	$ 2,648
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 213	$ –	$ 213
Personal									
Pass	$ 859,434	$ 480,771	$ 181,483	$ 57,227	$ 58,849	$ 96,956	$ –	$22,034	$ 1,756,754
Substandard	1,815	4,985	1,939	493	933	8,322	–	1,006	19,493
Loss	–	–	14	–	12	37	–	–	63
Total Personal	$ 861,249	$ 485,756	$ 183,436	$ 57,720	$ 59,794	$ 105,315	$ –	$23,040	$ 1,776,310
Year-to-Date gross write-offs	$ 4,458	$ 35,915	$ 18,076	$ 4,210	$ 4,891	$ 2,952	$ –	$ 1,475	$ 71,977
Auto									
Pass	$1,210,622	$ 899,797	$ 711,439	$ 405,768	$260,355	$ 120,318	$ –	$ –	$ 3,608,299
Substandard	6,980	14,049	11,916	9,157	7,051	3,199	–	–	52,352
Loss	9	44	45	16	9	6	–	–	129
Total Auto	$1,217,611	$ 913,890	$ 723,400	$ 414,941	$267,415	$ 123,523	$ –	$ –	$ 3,660,780
Year-to-Date gross write-offs	$ 10,170	$ 23,849	$ 11,820	$ 5,914	$ 3,553	$ –	$ –	$ –	$ 55,306
Other consumer									
Pass	$ 36,144	$ 24,238	$ 14,942	$ 5,618	$ 3,433	$ 2,753	$ 61,796	$ –	$ 148,924
Substandard	244	25	–	73	16	131	249	–	738
Loss	–	–	137	–	–	363	–	–	500
Total Other consumer	$ 36,388	$ 24,263	$ 15,079	$ 5,691	$ 3,449	$ 3,247	$ 62,045	$ –	$ 150,162
Year-to-Date gross write-offs	$ 47	$ 154	$ 125	$ 164	$ 88	$ 11,876	$ –	$ –	$ 12,454
Total BPPR	$5,173,585	$4,388,532	$3,095,548	$1,789,039	$913,802	$6,267,828	$2,859,549	$23,040	$24,510,923

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior Years			
Popular U.S.									
Commercial:									
Commercial multi-family									
Pass	$166,410	$417,169	$326,047	$164,887	$182,528	$410,836	$ 5,112	$ –	$1,672,989
Watch	–	116,794	39,319	71,237	93,239	98,365	–	–	418,954
Special Mention	–	–	862	1,171	–	3,377	–	–	5,410
Substandard	–	–	–	–	5,545	20,780	–	–	26,325
Total commercial multi-family	$166,410	$533,963	$366,228	$237,295	$281,312	$533,358	$ 5,112	$ –	$2,123,678
Commercial real estate non-owner occupied									
Pass	$396,712	$490,316	$170,074	$201,225	$ 86,595	$394,455	$ 6,086	$ –	$1,745,463
Watch	–	39,721	38,713	43,705	39,908	91,922	4,557	–	258,526
Special Mention	–	–	–	–	1,327	63,365	–	–	64,692
Substandard	–	–	–	8,054	1,702	3,730	–	–	13,486
Total commercial real estate non-owner occupied	$396,712	$530,037	$208,787	$252,984	$129,532	$553,472	$10,643	$ –	$2,082,167
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 193	$ –	$ –	$ 193
Commercial real estate owner occupied									
Pass	$303,202	$278,380	$226,289	$ 58,505	$ 47,083	$204,888	$ 9,753	$ –	$1,128,100
Watch	–	69,894	84,218	53,066	14,057	98,502	1,905	–	321,642
Special Mention	–	–	77,912	4,955	6,074	11,224	–	–	100,165
Substandard	–	477	2,430	–	21,763	107,675	–	–	132,345
Total commercial real estate owner occupied	$303,202	$348,751	$390,849	$116,526	$ 88,977	$422,289	$11,658	$ –	$1,682,252
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 1,395	$ –	$ –	$ 1,395

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular U.S.									
Commercial and industrial									
Pass	$196,959	$278,238	$346,428	$268,835	$148,502	$379,635	$414,883	$ –	$2,033,480
Watch	198	37,022	47,299	44,939	23,493	93,299	32,497	–	278,747
Special Mention	208	889	1,021	30	151	39	8,674	–	11,012
Substandard	636	628	152	1,152	730	1,841	1,517	–	6,656
Total commercial and industrial	$198,001	$316,777	$394,900	$314,956	$172,876	$474,814	$457,571	$ –	$2,329,895
Year-to-Date gross write-offs	$ 247	$ 221	$ 1,994	$ 44	$ 1,320	$ –	$ 49	$ –	$ 3,875
Construction									
Pass	$280,188	$251,627	$ 89,450	$ 14,733	$ 25,254	$ –	$ –	$ –	$ 661,252
Watch	–	22,867	12,869	–	21,896	782	–	–	58,414
Special Mention	2,120	13,151	–	–	–	–	–	–	15,271
Substandard	–	1	13,997	3,895	–	36,593	–	–	54,486
Total construction	$282,308	$287,646	$116,316	$ 18,628	$ 47,150	$ 37,375	$ –	$ –	$ 789,423
Mortgage									
Pass	$ 99,296	$229,720	$288,767	$233,805	$177,245	$264,069	$ –	$ –	$1,292,902
Substandard	–	235	–	646	2,102	8,208	–	–	11,191
Total mortgage	$ 99,296	$229,955	$288,767	$234,451	$179,347	$272,277	$ –	$ –	$1,304,093

December 31, 2023									
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular U.S.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$ 19	$ –	$ 19
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$ 19	$ –	$ 19
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ –	$ 1
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	7,394	$ 39,925	$12,253	$ 59,572
Substandard	–	–	–	–	–	1,849	–	966	2,815
Loss	–	–	–	–	–	99	–	819	918
Total HELOCs	$ –	$ –	$ –	$ –	$ –	9,342	$ 39,925	$14,038	$ 63,305
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	471	$ –	$ –	$ 471
Personal									
Pass	$ 41,016	$ 93,759	$ 23,325	$ 2,993	$ 3,597	$ 1,441	$ –	$ –	$ 166,131
Substandard	333	1,630	325	50	126	211	–	–	2,675
Loss	–	–	–	–	1	130	–	–	131
Total Personal	$ 41,349	$ 95,389	$ 23,650	$ 3,043	$ 3,724	$ 1,782	$ –	$ –	$ 168,937
Year-to-Date gross write-offs	$ 735	$ 13,136	$ 4,450	$ 618	$ 872	$ 160	$ –	$ –	$ 19,971
Other consumer									
Pass	$ 19	$ –	$ –	$ –	$ –	$ –	$ 10,259	$ –	$ 10,278
Substandard	–	–	–	–	–	–	1	–	1
Total Other consumer	$ 19	$ –	$ –	$ –	$ –	$ –	$ 10,260	$ –	$ 10,279
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 171	$ –	$ 171
Total Popular U.S.	$1,487,297	$2,342,518	$1,789,497	$1,177,883	$902,918	$2,304,709	$535,188	$14,038	$10,554,048

(In thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior Years			
Popular, Inc.									
Commercial:									
Commercial multi-family									
Pass	$ 204,386	$ 555,788	$347,381	$185,374	$215,082	$ 435,084	$ 5,418	$ –	$1,948,513
Watch	–	116,794	39,319	71,237	94,307	103,544	–	–	425,201
Special Mention	–	559	862	1,171	–	8,157	–	–	10,749
Substandard	–	–	–	–	5,545	25,612	–	–	31,157
Total commercial multi-family	$ 204,386	$ 673,141	$387,562	$257,782	$314,934	$ 572,397	$ 5,418	$ –	$2,415,620
Commercial real estate non-owner occupied									
Pass	$ 701,955	$1,361,507	$730,859	$561,078	$127,857	$ 958,249	$ 13,128	$ –	$4,454,633
Watch	1,959	40,603	43,918	65,916	45,846	118,937	4,557	–	321,736
Special Mention	43,020	5,413	24,730	–	17,170	131,733	–	–	222,066
Substandard	1,016	1,307	180	10,285	55,431	16,698	4,069	–	88,986
Total commercial real estate non-owner occupied	$ 747,950	$1,408,830	$799,687	$637,279	$246,304	$1,225,617	$ 21,754	$ –	$5,087,421
Year-to-Date gross write-offs	$ –	$ –	$ –	$ 609	$ –	$ 714	$ –	$ –	$ 1,323
Commercial real estate owner occupied									
Pass	$ 395,436	$ 434,199	$453,535	$109,543	$ 71,267	$ 562,317	$ 18,899	$ –	$2,045,196
Watch	2,947	115,000	94,131	57,351	19,074	160,719	2,905	–	452,127
Special Mention	–	16,860	98,653	6,417	6,961	55,293	–	–	184,184
Substandard	1,316	16,187	7,510	143,696	22,608	195,058	12,617	–	398,992
Doubtful	–	–	–	–	–	136	–	–	136
Total commercial real estate owner occupied	$ 399,699	$ 582,246	$653,829	$317,007	$119,910	$ 973,523	$ 34,421	$ –	$3,080,635
Year-to-Date gross write-offs	$ –	$ 4	$ –	$ –	$ 1	$ 5,827	$ –	$ –	$ 5,832
Commercial and industrial									
Pass	$1,306,857	$ 912,639	$858,340	$510,287	$271,960	$ 638,507	$1,758,768	$ –	$6,257,358
Watch	29,039	132,807	53,410	48,982	39,053	158,659	215,253	–	677,203
Special Mention	6,609	4,158	1,297	3,230	2,239	41,328	18,084	–	76,945
Substandard	1,367	2,388	8,796	23,217	2,652	33,928	42,187	–	114,535
Doubtful	–	–	–	54	–	26	–	–	80
Total commercial and industrial	$1,343,872	$1,051,992	$921,843	$585,770	$315,904	$ 872,448	$2,034,292	$ –	$7,126,121
Year-to-Date gross write-offs	$ 1,143	$ 405	$ 2,209	$ 379	$ 1,875	$ 1,086	$ 4,517	$ –	$ 11,614

	December 31, 2023								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	
(In thousands)	2023	2022	2021	2020	2019	Prior Years			Total
Popular, Inc.									
Construction									
Pass	$306,850	$276,089	$116,814	$ 25,491	$ 27,198	$ 1,049	$38,720	$–	$ 792,211
Watch	–	39,413	18,327	–	21,896	782	9,506	–	89,924
Special Mention	2,120	13,151	1,009	–	–	–	1	–	16,281
Substandard	–	6,379	13,997	3,895	–	36,593	–	–	60,864
Total construction	$308,970	$335,032	$150,147	$ 29,386	$ 49,094	$ 38,424	$48,227	$–	$ 959,280
Year-to-Date gross write-offs	$ –	$ 2,611	$ –	$ –	$ –	$ –	$ –	$–	$ 2,611
Mortgage									
Pass	$850,828	$669,093	$710,064	$493,217	$341,683	$4,544,578	$ –	$–	$7,609,463
Substandard	96	396	162	991	4,708	80,101	–	–	86,454
Total mortgage	$850,924	$669,489	$710,226	$494,208	$346,391	$4,624,679	$ –	$–	$7,695,917
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 1,638	$ –	$–	$ 1,638
Leasing									
Pass	$647,659	$488,506	$313,133	$163,189	$ 88,983	$ 21,706	$ –	$–	$1,723,176
Substandard	806	2,516	3,053	906	818	517	–	–	8,616
Loss	–	–	–	–	–	17	–	–	17
Total leasing	$648,465	$491,022	$316,186	$164,095	$ 89,801	$ 22,240	$ –	$–	$1,731,809
Year-to-Date gross write-offs	$ 1,065	$ 4,424	$ 2,878	$ 849	$ 976	$ 687	$ –	$–	$ 10,879

(In thousands)	2023	2022	2021	2020	2019	Prior Years	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Popular, Inc.									
Consumer:									
Credit cards									
Pass	$ –	$ –	$ –	$ –	$ –	$ –	$1,112,466	$ –	$ 1,112,466
Substandard	–	–	–	–	–	–	23,259	–	23,259
Loss	–	–	–	–	–	–	22	–	22
Total credit cards	$ –	$ –	$ –	$ –	$ –	$ –	$1,135,747	$ –	$ 1,135,747
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ –	$ 41,008	$ –	$ 41,008
HELOCs									
Pass	$ –	$ –	$ –	$ –	$ –	$ 7,394	$ 42,547	$12,253	$ 62,194
Substandard	–	–	–	–	–	1,849	26	966	2,841
Loss	–	–	–	–	–	99	–	819	918
Total HELOCs	$ –	$ –	$ –	$ –	$ –	$ 9,342	$ 42,573	$14,038	$ 65,953
Year-to-Date gross write-offs	$ –	$ –	$ –	$ –	$ –	$ 471	$ 213	$ –	$ 684
Personal									
Pass	$ 900,450	$ 574,530	$ 204,808	$ 60,220	$ 62,446	$ 98,397	$ –	$22,034	$ 1,922,885
Substandard	2,148	6,615	2,264	543	1,059	8,533	–	1,006	22,168
Loss	$ –	$ –	14	$ –	13	167	$ –	$ –	194
Total Personal	$ 902,598	$ 581,145	$ 207,086	$ 60,763	$ 63,518	$ 107,097	$ –	$23,040	$ 1,945,247
Year-to-Date gross write-offs	$ 5,193	$ 49,051	$ 22,526	$ 4,828	$ 5,763	$ 3,112	$ –	$ 1,475	$ 91,948
Auto									
Pass	$1,210,622	$ 899,797	$ 711,439	$ 405,768	$ 260,355	$ 120,318	$ –	$ –	$ 3,608,299
Substandard	6,980	14,049	11,916	9,157	7,051	3,199	–	–	52,352
Loss	9	44	45	16	9	6	–	–	129
Total Auto	$1,217,611	$ 913,890	$ 723,400	$ 414,941	$ 267,415	$ 123,523	$ –	$ –	$ 3,660,780
Year-to-Date gross write-offs	$ 10,170	$ 23,849	$ 11,820	$ 5,914	$ 3,553	$ –	$ –	$ –	$ 55,306
Other consumer									
Pass	$ 36,163	$ 24,238	$ 14,942	$ 5,618	$ 3,433	$ 2,753	$ 72,055	$ –	$ 159,202
Substandard	244	25	–	73	16	131	250	–	739
Loss	–	–	137	–	–	363	–	–	500
Total Other consumer	$ 36,407	$ 24,263	$ 15,079	$ 5,691	$ 3,449	$ 3,247	$ 72,305	$ –	$ 160,441
Year-to-Date gross write-offs	$ 47	$ 154	$ 125	$ 164	$ 88	$ 11,876	$ 171	$ –	$ 12,625
Total Popular Inc.	$6,660,882	$6,731,050	$4,885,045	$2,966,922	$1,816,720	$8,572,537	$3,394,737	$37,078	$35,064,971

Note 9 – Mortgage banking activities

Income from mortgage banking activities includes mortgage servicing fees earned in connection with administering residential mortgage loans and valuation adjustments on mortgage servicing rights. It also includes gain on sales and securitizations of residential mortgage loans, losses on repurchased loans, including interest advances, and trading gains and losses on derivative contracts used to hedge the Corporation's securitization activities. In addition, fair value valuation adjustments to residential mortgage loans held for sale, if any, are recorded as part of the mortgage banking activities.

The following table presents the components of mortgage banking activities:

	Years ended December 31,		
(In thousands)	2024	2023	2022
Mortgage servicing fees, net of fair value adjustments:			
Mortgage servicing fees	$ 30,227	$ 32,981	$36,487
Mortgage servicing rights fair value adjustments	(11,370)	(11,589)	236
Total mortgage servicing fees, net of fair value adjustments	18,857	21,392	36,723
Net gain (loss) on sale of loans, including valuation on loans held for sale [1]	317	(88)	(251)
Trading account profit:			
Unrealized gains (loss) on outstanding derivative positions	185	(138)	–
Realized (loss) gains on closed derivative positions	(150)	614	6,635
Total trading account profit	35	476	6,635
Losses on repurchased loans, including interest advances	(150)	(283)	(657)
Total mortgage banking activities	$ 19,059	$ 21,497	$42,450

[1]   Effective on January 1, 2023, loans held-for-sale are stated at fair value. Prior to such date, loans held-for-sale were stated at lower -of-cost-or-market.

Note 10 – Transfers of financial assets and mortgage servicing assets

The Corporation typically transfers conforming residential mortgage loans in conjunction with GNMA, FNMA and FHLMC securitization transactions whereby the loans are exchanged for cash or securities and servicing rights. As seller, the Corporation has made certain representations and warranties with respect to the originally transferred loans and, in the past, has sold certain loans with credit recourse to a government-sponsored entity, namely FNMA. Refer to Note 22 to the Consolidated Financial Statements for a description of such arrangements.

No liabilities were incurred as a result of these securitizations during the years ended December 31, 2024 and 2023 because they did not contain any credit recourse arrangements.

The following tables present the initial fair value of the assets obtained as proceeds from residential mortgage loans securitized during the years ended December 31, 2024 and 2023:

	Proceeds Obtained During the Year Ended December 31, 2024			
(In thousands)	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$ 6,783	$ –	$ 6,783
Mortgage-backed securities - FNMA	–	8,377	–	8,377
Total trading account debt securities	$–	$15,160	$ –	$15,160
Mortgage servicing rights	$–	$ –	$302	$ 302
Total	$–	$15,160	$302	$15,462

(In thousands)	Proceeds Obtained During the Year Ended December 31, 2023			
	Level 1	Level 2	Level 3	Initial fair value
Assets				
Trading account debt securities:				
Mortgage-backed securities - GNMA	$–	$ 2,488	$ –	$ 2,488
Mortgage-backed securities - FNMA	–	34,857	–	34,857
Total trading account debt securities	$–	$37,345	$ –	$37,345
Mortgage servicing rights	$–	$ –	$987	$ 987
Total	$–	$37,345	$987	$38,332

During the year ended December 31, 2024, the Corporation retained servicing rights on whole loan sales involving approximately $44 million in principal balance outstanding (2023 - $50 million), with net realized gains of approximately $1.1 million (2023 - $0.7 million). All loan sales performed during the years ended December 31, 2024 and 2023 were without credit recourse agreements.

The Corporation recognizes as assets the rights to service loans for others, whether these rights are purchased or result from asset transfers such as sales and securitizations. These mortgage servicing rights ("MSRs") are measured at fair value.

The Corporation uses a discounted cash flow model to estimate the fair value of MSRs. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, prepayment and late fees, among other considerations. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior.

The following table presents the changes in MSRs measured using the fair value method for the years ended December 31, 2024 and 2023.

Residential MSRs

(In thousands)	December 31, 2024	December 31, 2023
Fair value at beginning of period	$118,109	$128,350
Additions	1,364	2,097
Changes due to payments on loans [1]	(8,739)	(9,934)
Reduction due to loan repurchases	(511)	(606)
Changes in fair value due to changes in valuation model inputs or assumptions	(2,120)	(529)
Other	–	(1,269)
Fair value at end of period [2]	$108,103	$118,109

[1] Represents changes due to collection / realization of expected cash flows over time.
[2] At December 31, 2024, PB had MSRs amounting to $1.9 million (December 31, 2023 - $1.9 million).

During the quarter ended June 30, 2023 the Corporation terminated a servicing agreement, in which it acted as sub-servicer for a third party, for a portfolio with an unpaid principal balance of approximately $260 million and a related MSR fair value of approximately $2 million. The transaction did not result in a material effect on the financial results of the Corporation.

Residential mortgage loans serviced for others were $9.0 billion at December 31, 2024 (2023 - $9.9 billion).

Net mortgage servicing fees, a component of mortgage banking activities in the Consolidated Statements of Operations, include the changes from period to period in the fair value of the MSRs, including changes due to collection / realization of expected cash flows. The banking subsidiaries receive servicing fees based on a percentage of the outstanding loan balance. These servicing fees are credited to income when they are collected. At December 31, 2024, those weighted average mortgage servicing fees were 0.32% (2023 - 0.31%). Under these servicing agreements, the banking subsidiaries do not generally earn significant prepayment penalty fees on the underlying loans serviced.

The section below includes information on assumptions used in the valuation model of the MSRs, originated and purchased. Key economic assumptions used in measuring the servicing rights derived from loans securitized or sold by the Corporation during the years ended December 31, 2024 and 2023 were as follows:

	Years ended			
	December 31, 2024		December 31, 2023	
	BPPR	PB	BPPR	PB
Prepayment speed	6.8%	6.3%	7.0%	6.8%
Weighted average life (in years)	9.4	8.7	9.1	8.3
Discount rate (annual rate)	9.7%	12.8%	9.6%	11.1%

Key economic assumptions used to estimate the fair value of MSRs derived from sales and securitizations of mortgage loans performed by the banking subsidiaries and servicing rights purchased from other financial institutions, and the sensitivity to immediate changes in those assumptions, were as follows as of the end of the periods reported:

	Originated MSRs		Purchased MSRs	
(In thousands)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Fair value of servicing rights	$34,019	$39,757	$74,084	$78,352
Weighted average life (in years)	6.4	6.6	6.6	6.8
Weighted average prepayment speed (annual rate)	5.8%	5.9%	6.9%	7.0%
Impact on fair value of 10% adverse change	$ (667)	$ (696)	$ (1,448)	$ (1,440)
Impact on fair value of 20% adverse change	$ (1,308)	$ (1,365)	$ (2,840)	$ (2,827)
Weighted average discount rate (annual rate)	11.4%	11.3%	10.8%	10.9%
Impact on fair value of 10% adverse change	$ (1,267)	$ (1,387)	$ (2,689)	$ (2,871)
Impact on fair value of 20% adverse change	$ (2,451)	$ (2,686)	$ (5,211)	$ (5,562)

The sensitivity analyses presented in the table above for servicing rights are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivity tables included herein, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

At December 31, 2024, the Corporation serviced $495 million (2023 - $561 million) in residential mortgage loans with credit recourse to the Corporation, from which $12 million was 60 days or more past due (2023 - $13 million). Also

refer to Note 22 for information on changes in the Corporation's liability of estimated losses related to loans serviced with credit recourse.

During the year ended December 31, 2024, the Corporation repurchased approximately $38 million of mortgage loans from its GNMA servicing portfolio (2023 - $44 million). The determination to repurchase these loans was based on the economic benefits of the transaction, which results in a reduction of the servicing costs for these severely delinquent loans, mostly related to principal and interest advances. The risk associated with the loans is reduced due to their guaranteed nature. The Corporation may place these loans under modification programs offered by FHA, VA or United States Department of Agriculture (USDA) or other loss mitigation programs offered by the Corporation, and once brought back to current status, these may be either retained in portfolio or re-sold in the secondary market.

Note 11 - Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

(In thousands)	Useful life in years	2024	2023
Premises and equipment:			
Land		$ 89,519	$ 90,275
Buildings	10-50	497,631	487,053
Equipment	2-10	365,716	421,513
Leasehold improvements	3-10	96,521	90,333
		959,868	998,899
Less - Accumulated depreciation and amortization		606,187	605,178
Subtotal		353,681	393,721
Construction in progress		158,587	81,288
Premises and equipment, net		$601,787	$565,284

Depreciation and amortization of premises and equipment for the year 2024 was $57.1 million (2023 - $58.5 million; 2022 - $55.1 million), of which $26.4 million (2023 - $26.5 million; 2022 - $24.8 million) was charged to occupancy expense and $30.7 million (2023 - $32.0 million; 2022 - $30.3 million) was charged to equipment, technology and software and other operating expenses. Occupancy expense of premises and equipment is net of rental income of $11.5 million (2023 - $13.1 million; 2022 - $13.1 million). For information related to the amortization expense of finance leases, refer to Note 32 - Leases.

Note 12 – Other real estate owned

The following tables present the activity related to Other Real Estate Owned ("OREO"), for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31, 2024		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$11,189	$ 69,227	$ 80,416
Write-downs in value	(1,104)	(1,749)	(2,853)
Additions	7,155	43,458	50,613
Sales	(8,816)	(61,845)	(70,661)
Other adjustments	–	(247)	(247)
Ending balance	$ 8,424	$ 48,844	$ 57,268

	For the year ended December 31, 2023		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$12,500	$ 76,626	$ 89,126
Write-downs in value	(607)	(2,179)	(2,786)
Additions	2,707	68,582	71,289
Sales	(3,428)	(73,548)	(76,976)
Other adjustments	17	(254)	(237)
Ending balance	$11,189	$ 69,227	$ 80,416

	For the year ended December 31, 2022		
(In thousands)	OREO Commercial/Construction	OREO Mortgage	Total
Balance at beginning of period	$15,017	$ 70,060	$ 85,077
Write-downs in value	(959)	(1,517)	(2,476)
Additions	5,787	70,069	75,856
Sales	(7,453)	(61,453)	(68,906)
Other adjustments	108	(533)	(425)
Ending balance	$12,500	$ 76,626	$ 89,126

Note 13 - Other assets

The caption of other assets in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2024	December 31, 2023
Net deferred tax assets (net of valuation allowance)	$ 926,329	$1,009,068
Investments under the equity method	251,537	236,485
Prepaid taxes	42,909	39,052
Other prepaid expenses	28,376	29,338
Capitalized software costs	136,442	93,404
Derivative assets	25,975	24,419
Trades receivable from brokers and counterparties	588	23,102
Receivables from investments maturities	14,600	176,000
Principal, interest and escrow servicing advances	43,793	48,557
Guaranteed mortgage loan claims receivable	17,226	29,648
Operating ROU assets (Note 32)	93,389	116,106
Finance ROU assets (Note 32)	19,174	21,093
Assets for pension benefit	33,233	23,404
Others	164,188	144,888
Total other assets	$1,797,759	$2,014,564

The Corporation regularly incurs in capitalizable costs associated with software development or licensing which are recorded within the Other Assets line item in the accompanying Consolidated Statements of Financial Condition. In addition, the Corporation incurs costs associated with hosting arrangements that are service contracts that are also recorded within Other Assets. The hosting arrangements can include capitalizable implementation costs that are amortized during the term of the hosting arrangement. The following table summarizes the composition of acquired or developed software costs as well as costs related to hosting arrangements:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2024			
Software development costs	$ 79,233	$23,057	$ 56,176
Software license costs	42,234	21,459	20,775
Cloud computing arrangements	65,797	6,306	59,491
Total Capitalized software costs [1] [2]	$187,264	$50,822	$136,442
December 31, 2023			
Software development costs	$ 76,497	$22,086	$ 54,411
Software license costs	42,868	18,048	24,820
Cloud computing arrangements	23,623	9,450	14,173
Total Capitalized software costs [1] [2]	$142,988	$49,584	$ 93,404

[1]   Software intangible assets are presented as part of Other Assets in the Consolidated Statements of Financial Condition.
[2]   The tables above excludes assets that have been fully amortized.

Total amortization expense for all capitalized software and hosting arrangement cost, reflected as part of technology and software expenses in the consolidated statement of operations, is as follows:

(In thousands)	Year ended December 31,		
	2024	2023	2022
Software development and license costs	$ 77,731	$ 66,233	$ 55,011
Cloud computing arrangements	4,398	3,324	3,805
Total amortization expense	$ 82,129	$ 69,557	$ 58,816

Note 14 - Goodwill and other intangible assets

During the year ended December 31, 2024, the Corporation recognized a write-down to goodwill due to the sale of its daily-rental business. During the third quarter of 2023, the Corporation recorded an impairment of $23 million as a result of its annual goodwill impairment test related to its U.S. based equipment leasing subsidiary, Popular Equipment Finance ("PEF"), due to lower forecasted cash flows and an increase in the rate used to discount cash flows.

The changes in the carrying amount of goodwill for the year ended December 31, 2024 and 2023, allocated by reportable segments, were as follows (refer to Note 36 for the definition of the Corporation's reportable segments):

	December 31, 2024		
(In thousands)	Balance at January 1, 2024	Write down from a disposal group	Balance at December 31, 2024
Banco Popular de Puerto Rico	$436,383	$(1,474)	$434,909
Popular U.S.	368,045	–	368,045
Total Popular, Inc.	$804,428	$(1,474)	$802,954

	December 31, 2023		
(In thousands)	Balance at January 1, 2023	Goodwill impairment	Balance at December 31, 2023
Banco Popular de Puerto Rico	$436,383	$ –	$436,383
Popular U.S.	391,045	(23,000)	368,045
Total Popular, Inc.	$827,428	$(23,000)	$804,428

Other intangible assets

The following table reflects the components of other intangible assets subject to amortization:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
December 31, 2024			
Core deposits	$12,810	$12,595	$ 215
Other customer relationships	14,286	8,435	5,851
Total other intangible assets	$27,096	$21,030	$6,066
December 31, 2023			
Core deposits	$12,810	$11,315	$1,495
Other customer relationships	14,286	6,777	7,509
Total other intangible assets	$27,096	$18,092	$9,004

During the year ended December 31, 2024, the Corporation recognized $ 2.9 million in amortization expense related to other intangible assets with definite useful lives (2023 - $3.2 million; 2022 - $3.3 million).

The following table presents the estimated amortization of the intangible assets with definite useful lives for each of the following periods:

(In thousands)	
Year 2025	1,750
Year 2026	1,440
Year 2027	959
Year 2028	959
Later years	958

Results of the Annual Goodwill Impairment Test

The Corporation's goodwill and other identifiable intangible assets having an indefinite useful life are tested for impairment, at least annually and on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, an adverse action by a regulator, an unanticipated change in the competitive environment and a decision to change the operations or dispose of a reporting unit.

Management monitors events or changes in circumstances between annual tests to determine if these events or changes in circumstances would more likely than not reduce the fair value of its reporting units below their carrying amounts.

The Corporation performed the annual goodwill impairment evaluation for the entire organization during the third quarter of 2024 using July 31, 2024 as the annual evaluation date. The reporting units utilized for this evaluation were those that are one level below the business segments, which are the legal entities within the reportable segment. The Corporation follows push-down accounting, as such all goodwill is assigned to the reporting units when carrying out a business combination.

In determining the fair value of each reporting unit, the Corporation generally uses a combination of methods, including market price multiples of comparable companies and transactions, as well as discounted cash flow analysis. Management evaluates the particular circumstances of each reporting unit in order to determine the most appropriate valuation methodology and the weights applied to each valuation methodology, as applicable. The Corporation evaluates the results obtained under each valuation methodology to identify and understand the key value drivers in order to ascertain that the results obtained are reasonable and appropriate under the circumstances. Elements considered include current market and economic conditions, developments in specific lines of business, and any particular features in the individual reporting units.

The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- a selection of comparable publicly traded companies, based on nature of business, location and size;

- a selection of comparable acquisitions;

- the discount rate applied to future earnings, based on an estimate of the cost of equity;

- the potential future earnings of the reporting unit; and

- the market growth and new business assumptions.

For purposes of the market comparable companies' approach, valuations were determined by calculating price multiples (using averages or applying regression analyses) of relevant value drivers from a group of companies that are comparable to the reporting unit being analyzed and applying those price multiples to the value drivers of the reporting unit. Management uses judgment in the determination of which value drivers are considered more appropriate for each reporting unit. Comparable companies' price multiples represent minority-based multiples and thus, a control premium adjustment is added to the comparable companies' market multiples applied to the reporting unit's value drivers.

For purposes of the market comparable transactions' approach, valuations had been previously determined by the Corporation by calculating average price multiples of relevant value drivers from a group of transactions for which the target companies are comparable to the reporting unit being analyzed

and applying those price multiples to the value drivers of the reporting unit.

For purposes of the discounted cash flows ("DCF") approach, the valuation is based on estimated future cash flows. The financial projections used in the DCF valuation analysis for each reporting unit are based on the most recent (as of the valuation date) financial projections presented to the Corporation's Asset / Liability Management Committee ("ALCO"). The growth assumptions included in these projections are based on management's expectations for each reporting unit's financial prospects considering economic and industry conditions as well as particular plans of each entity (i.e. restructuring plans, de-leveraging, etc.). The cost of equity used to discount the cash flows was calculated using the Ibbotson Build-Up Method and ranged from 11.99% to 15.93% for the 2024 analysis. The Ibbotson Build-Up Method builds up a cost of equity starting with the rate of return of a "risk-free" asset (20-year U.S. Treasury note) and adds to it additional risk elements such as equity risk premium, size premium, industry risk premium, and a specific geographic risk premium (as applicable). The resulting discount rates were analyzed in terms of reasonability given the current market conditions.

The results of the BPPR annual goodwill impairment test as of July 31, 2024 indicated that the estimated fair value using a combination of valuation methodologies exceeded BPPR's equity value by approximately $3.7 billion or 303% compared to $3.7 billion or 468%, for the annual goodwill impairment test completed as of July 31, 2023. PB's annual goodwill impairment test results as of such dates indicated that the estimated fair value using a combination of valuation methodologies exceeded PB's equity value by approximately $584 million or 34%, compared to $129 million or 8%, for the annual goodwill impairment test completed as of July 31, 2023. Accordingly, no impairment was recognized for BPPR or PB. The goodwill balance of BPPR and PB, as legal entities, represented approximately 93% of the Corporation's total goodwill balance as of the July 31, 2024 valuation date.

Furthermore, as part of the analyses, management performed a reconciliation of the aggregate fair values determined for the reporting units to the market capitalization of the Corporation concluding that the fair value results determined for the reporting units in the July 31, 2024 annual assessment were reasonable.

The goodwill impairment evaluation process requires the Corporation to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Corporation's results of operations and the reporting units where the goodwill is recorded. Particularly for reporting units with recognized impairments or where the estimated fair value approximates the equity value, future decreases in fair value estimates could result in additional impairment charges. Additionally, declines in the Corporation's market capitalization and adverse economic conditions sustained over a longer period of time negatively affecting forecasted earnings could increase the risk of goodwill impairment in the future.

A decline in the Corporation's stock price related to global and/or regional macroeconomic conditions, a deterioration in the Puerto Rico or the U.S. economies, increases in the rate to discount future cash flows, and lower future earnings estimates could, individually or in the aggregate, have a material impact on the determination of the fair value of our reporting units, which could in turn result in an impairment of goodwill in the future. An impairment of goodwill would result in a non-cash expense, net of tax impact. A charge to earnings related to a goodwill impairment would not materially impact regulatory capital calculations.

The following tables present the gross amount of goodwill and accumulated impairment losses by reportable segments.

December 31, 2024

(In thousands)	Balance at December 31, 2024 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2024 (net amounts)
Banco Popular de Puerto Rico	$ 438,710	$ 3,801	$434,909
Popular U.S.	564,456	196,411	368,045
Total Popular, Inc.	$1,003,166	$200,212	$802,954

December 31, 2023

(In thousands)	Balance at December 31, 2023 (gross amounts)	Accumulated impairment losses	Balance at December 31, 2023 (net amounts)
Banco Popular de Puerto Rico	$ 440,184	$ 3,801	$436,383
Popular U.S.	564,456	196,411	368,045
Total Popular, Inc.	$1,004,640	$200,212	$804,428

Note 15 - Deposits

Total deposits as of the end of the periods presented consisted of:

(In thousands)	December 31, 2024	December 31, 2023
Savings accounts	$14,224,271	$14,602,411
NOW, money market and other interest bearing demand deposits	26,507,637	25,094,316
Total savings, NOW, money market and other interest bearing demand deposits	40,731,908	39,696,727
Certificates of deposit:		
Under $250,000	5,383,331	5,443,062
$250,000 and over	3,629,551	3,058,830
Total certificates of deposit	9,012,882	8,501,892
Total interest bearing deposits	$49,744,790	$48,198,619
Non- interest bearing deposits	$15,139,555	$15,419,624
Total deposits	$64,884,345	$63,618,243

A summary of certificates of deposits by maturity at December 31, 2024 follows:

(In thousands)	
2025	$6,221,048
2026	972,395
2027	669,740
2028	589,225
2029	476,258
2030 and thereafter	84,216
Total certificates of deposit	$9,012,882

At December 31, 2024, the Corporation had brokered deposits amounting to $ 1.6 billion (December 31, 2023 - $1.7 billion).

The aggregate amount of overdrafts in demand deposit accounts that were reclassified to loans was $10.4 million at December 31, 2024 (December 31, 2023 - $9.1 million).

At December 31, 2024, Puerto Rico government deposits amounted to $19.5 billion. Puerto Rico government deposits are interest bearing accounts. These government deposits are indexed to short-term market rates and fluctuate in cost with changes in those rates, in accordance with contractual terms. Public deposit balances are difficult to predict. For example, the receipt by the Puerto Rico Government of hurricane recovery related Federal assistance and seasonal tax collections could increase public deposit balances at BPPR. On the other hand, the amount and timing of reductions in balances are likely to be impacted by, for example, the speed at which federal assistance is distributed, reductions in federal funding, the financial condition, liquidity and cash management practices of the Puerto Rico Government and its instrumentalities and the implementation of fiscal and debt adjustment plans approved pursuant to PROMESA or other actions mandated by the Fiscal Oversight and Management Board for Puerto Rico (the "Oversight Board"). Generally, these deposits require that the bank pledge high credit quality securities as collateral, therefore, liquidity risk arising from government deposit outflows are lower.

Note 16 - Borrowings
Assets sold under agreements to repurchase
Assets sold under agreements to repurchase amounted to $55 million at December 31, 2024 and $91 million at December 31, 2023.

The Corporation's repurchase transactions are overcollateralized with the securities detailed in the table below. The Corporation's repurchase agreements have a right of set-off with the respective counterparty under the supplemental terms of the master repurchase agreements. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the repurchase agreements are not offset with other repurchase agreements held with the same counterparty.

The following table presents information related to the Corporation's repurchase transactions accounted for as secured borrowings that are collateralized with debt securities available-for-sale, debt securities held-to-maturity, and other assets held-for-trading purposes or which have been obtained under agreements to resell. It is the Corporation's policy to maintain effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the Consolidated Statements of Financial Condition.

Repurchase agreements accounted for as secured borrowings

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Repurchase liability	Repurchase liability weighted average interest rate	Repurchase liability	Repurchase liability weighted average interest rate
U.S. Treasury securities				
Within 30 days	$22,591	5.04%	$16,931	5.56%
After 30 to 90 days	13,813	4.71	18,369	5.60
After 90 days	–	–	8,292	5.73
Total U.S. Treasury securities	36,404	4.92	43,592	5.61
Mortgage-backed securities				
Within 30 days	4,924	4.90	27,171	5.49
After 30 to 90 days	13,505	4.88	20,394	5.71
Total mortgage-backed securities	18,429	4.89	47,565	5.58
Collateralized mortgage obligations				
Within 30 days	–	–	227	5.25
Total collateralized mortgage obligations	–	–	227	5.25
Total	$54,833	4.91%	$91,384	5.59%

Repurchase agreements in this portfolio are generally short-term, often overnight. As such, our risk is very limited. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

(Dollars in thousands)	2024	2023
Maximum aggregate balance outstanding at any month-end	$105,684	$150,692
Average monthly aggregate balance outstanding	$ 76,156	$115,808
Weighted average interest rate:		
For the year	5.54%	5.20%
At December 31	4.99%	5.68%

Other short-term borrowings

At December 31, 2024, other short-term borrowings consisted of $225 million in FHLB Advances. There were no other short-term borrowings at December 31, 2023. The following table presents additional information related to the Corporation's other short-term borrowings at December 31, 2024 and December 31, 2023.

(Dollars in thousands)	2024	2023
Maximum aggregate balance outstanding at any month-end	$225,000	$65,000
Average monthly aggregate balance outstanding	$ 8,402	$27,302
Weighted average interest rate:		
For the year	5.40%	4.80%
At December 31	4.67%	5.60%

Notes Payable

The following table presents the composition of notes payable at December 31, 2024 and December 31, 2023.

(In thousands)	December 31, 2024	December 31, 2023
Advances with the FHLB with maturities ranging from 2025 through 2029 paying interest at monthly fixed rates ranging from 0.54% to 5.26% (2023 - 0.41% to 5.26%)	$302,722	$394,665
Unsecured senior debt securities maturing on 2028 paying interest semiannually at a fixed rate of 7.25% (2023 - 7.25%), net of debt issuance costs of $4,082 (2023 - $6,063)[1]	395,198	393,937
Junior subordinated deferrable interest debentures (related to trust preferred securities) maturing on 2034 with fixed interest rates ranging from 6.125% to 6.564% (2023 - 6.125% to 6.564%), net of debt issuance costs of $261 (2023 - $288)	198,373	198,346
Total notes payable	$896,293	$986,948

[1] On March 13, 2023, the Corporation issued $400 million aggregate principal amount of 7.25% Senior Notes due 2028 (the "2028 Notes") in an underwritten public offering. The Corporation used a portion of the net proceeds of the 2028 Notes offering to redeem, on August 14, 2023, the outstanding $300 million aggregate principal amount of its 6.125% Senior Notes which were due on September 2023. The redemption price was equal to 100% of the principal amount plus accrued and unpaid interest through the redemption date.

A breakdown of borrowings by contractual maturities at December 31, 2024 is included in the table below.

(In thousands)	Assets sold under agreements to repurchase	Short-term borrowings	Notes payable	Total
2025	$54,833	$225,000	$144,215	$ 424,048
2026	–	–	74,500	74,500
2027	–	–	–	–
2028	–	–	439,548	439,548
2029	–	–	39,657	39,657
Later years	–	–	198,373	198,373
Total borrowings	$54,833	$225,000	$896,293	$1,176,126

At December 31, 2024 and December 31, 2023, the Corporation had FHLB borrowing facilities whereby the Corporation could borrow up to $4.7 billion and $4.2 billion, respectively, of which $0.5 billion and $0.4 billion, respectively, were used. In addition, at December 31, 2024 and December 31, 2023, the Corporation had placed $0.3 billion of the available FHLB credit facility as collateral for municipal letters of credit to secure deposits. The FHLB borrowing facilities are collateralized with securities and loans held-in-portfolio, and do not have restrictive covenants or callable features.

Also, at December 31, 2024, the Corporation had borrowing facilities at the discount window of the Federal Reserve Bank of New York amounting to $7.0 billion (December 31, 2023 - $4.4 billion), which remained unused at December 31, 2024 and December 31, 2023. The facilities are a collateralized source of credit that is highly reliable even under difficult market conditions.

Note 17 - Trust preferred securities

Statutory trusts established by the Corporation (Popular North America Capital Trust I and Popular Capital Trust II) had issued trust preferred securities (also referred to as "capital securities") to the public. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts (the "common securities"), were used by the trusts to purchase junior subordinated deferrable interest debentures (the "junior subordinated debentures") issued by the Corporation.

The sole assets of the trusts consisted of the junior subordinated debentures of the Corporation and the related accrued interest receivable. These trusts are not consolidated by the Corporation pursuant to accounting principles generally accepted in the United States of America.

The junior subordinated debentures are included by the Corporation as notes payable in the Consolidated Statements of Financial Condition, while the common securities issued by the issuer trusts are included as debt securities held-to-maturity. The common securities of each trust are wholly-owned, or indirectly wholly-owned, by the Corporation.

The following table presents financial data pertaining to the different trusts at December 31, 2024 and 2023.

(Dollars in thousands)	December 31, 2024 and 2023	
Issuer	Popular North America Capital Trust I	Popular Capital Trust II
Capital securities	$ 91,651	$ 101,024
Distribution rate	6.564%	6.125%
Common securities	$ 2,835	$ 3,124
Junior subordinated debentures aggregate liquidation amount	$ 94,486	$ 104,148
Stated maturity date	September 2034	December 2034
Reference notes	[1],[3],[5]	[2],[4],[5]

[1]   Statutory business trust that is wholly-owned by PNA and indirectly wholly-owned by the Corporation.
[2]   Statutory business trust that is wholly-owned by the Corporation.
[3]   The obligation of PNA under the junior subordinated debenture and its guarantees of the capital securities under the trust is fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.
[4]   These capital securities are fully and unconditionally guaranteed on a subordinated basis by the Corporation to the extent set forth in the guarantee agreement.
[5]   The Corporation has the right, subject to any required prior approval from the Federal Reserve, to redeem after certain dates or upon the occurrence of certain events mentioned below, the junior subordinated debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. The maturity of the junior subordinated debentures may be shortened at the option of the Corporation prior to their stated maturity dates (i) on or after the stated optional redemption dates stipulated in the agreements, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, an investment company event or a capital treatment event as set forth in the indentures relating to the capital securities, in each case subject to regulatory approval.

At December 31, 2024 and 2023, the Corporation's $193 million in trust preferred securities outstanding do not qualify for Tier 1 capital treatment but qualify for Tier 2 capital treatment.

Note 18 - Other liabilities

The caption of other liabilities in the consolidated statements of financial condition consists of the following major categories:

(In thousands)	December 31, 2024	December 31, 2023
Accrued expenses	$ 334,145	$337,695
Accrued interest payable	60,723	59,102
Accounts payable	91,218	89,339
Dividends payable	49,546	44,741
Trades payable	495,139	31
Liability for GNMA loans sold with an option to repurchase	9,108	10,960
Reserves for loan indemnifications	2,779	4,408
Reserve for operational losses	29,465	27,994
Operating lease liabilities (Note 32)	103,198	126,946
Finance lease liabilities (Note 32)	23,141	25,778
Pension benefit obligation	5,816	6,772
Postretirement benefit obligation	99,172	117,045
Others	68,396	63,816
Total other liabilities	$1,371,846	$914,627

Note 19 - Stockholders' equity

The Corporation's common stock ranks junior to all series of preferred stock as to dividend rights and / or as to rights on liquidation, dissolution or winding up of the Corporation. Dividends on preferred stock are payable if declared. The Corporation's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Corporation fails to pay or set aside full dividends on the preferred stock for the latest dividend period. The ability of the Corporation to pay dividends in the future is limited by regulatory requirements, legal availability of funds, recent and projected financial results, capital levels and liquidity of the Corporation, general business conditions and other factors deemed relevant by the Corporation's Board of Directors.

The Corporation's common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol BPOP. The 2003 Series A Preferred Stock are not listed on Nasdaq.

Preferred stocks

The Corporation has 30,000,000 shares of authorized preferred stock that may be issued in one or more series, and the shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors when authorizing the issuance of that particular series. The Corporation's shares of preferred stock at December 31, 2024 consisted of:

- 6.375% non-cumulative monthly income preferred stock, 2003 Series A, no par value, liquidation preference value of $25 per share. Holders on record of the 2003 Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Corporation or

an authorized committee thereof, out of funds legally available, non-cumulative cash dividends at the annual rate per share of 6.375% of their liquidation preference value, or $0.1328125 per share per month. These shares of preferred stock are perpetual, nonconvertible, have no preferential rights to purchase any securities of the Corporation and are redeemable solely at the option of the Corporation with the consent of the Board of Governors of the Federal Reserve System. The redemption price per share is $25.00. The shares of 2003 Series A Preferred Stock have no voting rights, except for certain rights in instances when the Corporation does not pay dividends for a defined period. These shares are not subject to any sinking fund requirement. Cash dividends declared and paid on the 2003 Series A Preferred Stock amounted to $ 1.4 million for the years ended December 31, 2024, 2023 and 2022. Outstanding shares of 2003 Series A Preferred Stock amounted to 885,726 at December 31, 2024, 2023 and 2022.

Common stock

Dividends

During the year 2024, cash dividends of $2.56 (2023 - $2.27; 2022 - $2.20) per common share outstanding were declared amounting to $ 183.9 million (2023 - $ 163.7 million; 2022 - $ 163.7 million) of which $49.5 million were payable to stockholders of common stock at December 31, 2024 (2023 - $44.7 million; 2022 - $39.5 million). The quarterly dividend of $0.70 per share declared to stockholders of record as of the close of business on December 6, 2024, was paid on January 2, 2025. On February 26, 2025, the Corporation's Board of Directors approved a quarterly cash dividend of $0.70 per share on its outstanding common stock, payable on April 1, 2025 to stockholders of record at the close of business on March 18, 2025.

Common stock repurchases

During the year 2024, the Corporation completed the repurchase of 2,256,420 shares of common stock for $217.3 million at an average price of $96.32 per share, under a common stock repurchase authorization of up to $500 million announced on July 24, 2024. The common stock repurchase program does not require the Corporation to acquire a specific dollar amount or number of shares and may be modified, suspended or terminated at any time without prior notice.

Accelerated share repurchase transaction ("ASR")

On August 24, 2022, the Corporation entered into a $231 million ASR transaction with respect to its common stock (the "August ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 2,339,241 shares, the Corporation recognized in stockholders' equity approximately $185 million in treasury stock and $46 million as a reduction of capital surplus. The Corporation completed the transaction on December 7, 2022 and received 840,024 additional shares of common stock and recognized approximately $60 million as treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchase a total of 3,179,265 shares at an average purchased price of $72.6583 under the August ASR Agreement.

On March 1, 2022, the Corporation announced that on February 28, 2022 it entered into a $400 million ASR transactions with respect to its common stock (the "March ASR Agreement"), which was accounted for as a treasury transaction. As a result of the receipt of the initial 3,483,942 shares, the Corporation recognized in stockholders' equity approximately $320 million in treasury stock and $80 million as a reduction of capital surplus. The Corporation completed the transaction on July 12, 2022 and received 1,582,922 additional shares of common stock and recognized $120 million in treasury stock with a corresponding increase in its capital surplus. In total the Corporation repurchased a total of 5,066,864 shares at an average purchased price of $78.9443 under the March ASR Agreement.

Statutory reserve

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of BPPR's net income for the year be transferred to a statutory reserve account until such statutory reserve equals the total of paid-in capital on common and preferred stock. Any losses incurred by a bank must first be charged to retained earnings and then to the reserve fund. Amounts credited to the reserve fund may not be used to pay dividends without the prior consent of the Puerto Rico Commissioner of Financial Institutions. The failure to maintain sufficient statutory reserves would preclude BPPR from paying dividends. BPPR's statutory reserve fund amounted to $961 million at December 31, 2024 (2023 - $908 million; 2022 - $863 million). During 2024, $53 million was transferred to the statutory reserve account (2023 - $45 million, 2022 - $77 million). BPPR was in compliance with the statutory reserve requirement in 2024, 2023 and 2022.

Note 20 - Regulatory capital requirements

The Corporation, BPPR and PB are subject to various regulatory capital requirements imposed by the federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Popular, Inc., BPPR and PB are subject to Basel III capital requirements, including minimum and well capitalized regulatory capital ratios and compliance with the standardized approach for determining risk-weighted assets.

The Basel III Capital Rules established a Common Equity Tier I ("CET1") capital measure and related regulatory capital ratio CET1 to risk-weighted assets.

The Basel III Capital Rules provide that a depository institution will be deemed to be well capitalized if it maintained a leverage ratio of at least 5%, a CET1 ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8% and a total risk-based ratio of at least 10%. Management has determined that at December 31, 2024 and 2023, the Corporation exceeded all capital adequacy requirements to which it is subject.

The Corporation has been designated by the Federal Reserve Board as a Financial Holding Company ("FHC") and is eligible to engage in certain financial activities permitted under the Gramm-Leach-Bliley Act of 1999.

Pursuant to the adoption of the CECL accounting standard on January 1, 2020, the Corporation elected to use a five-year transition period option as permitted in the final interim regulatory capital rules effective March 31, 2020. The five-year transition period provision delays for two years the estimated impact of the adoption of the CECL accounting standard on regulatory capital, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay.

At December 31, 2024 and 2023, BPPR and PB were well-capitalized under the regulatory framework for prompt corrective action.

The following tables present the Corporation's risk-based capital and leverage ratios at December 31, 2024 and 2023 under the Basel III regulatory guidance.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer) [1]	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
	2024			
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,968,203	17.83%	$4,102,713	10.50%
BPPR	4,734,198	17.04	2,917,399	10.50
PB	1,524,930	13.93	1,149,278	10.50
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,262,792	16.03%	$2,735,142	7.00%
BPPR	4,383,759	15.78	1,944,932	7.00
PB	1,461,436	13.35	766,186	7.00
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,284,935	16.08%	$3,321,244	8.50%
BPPR	4,383,759	15.78	2,361,704	8.50
PB	1,461,436	13.35	930,368	8.50
Tier I Capital (to Average Assets):				
Corporation	$6,284,935	8.66%	$2,903,739	4.00%
BPPR	4,383,759	7.48	2,343,289	4.00
PB	1,461,436	10.64	549,618	4.00

[1] The conservation capital buffer included for these ratios is 2.5%, except for the Tier I to Average Asset ratio for which the buffer is not applicable and therefore the capital adequacy minimum of 4% is presented.

	Actual		Capital adequacy minimum requirement (including conservation capital buffer)	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
	2023			
Total Capital (to Risk-Weighted Assets):				
Corporation	$6,733,964	18.13%	$3,900,365	10.500%
BPPR	4,811,675	18.15	2,782,976	10.500
PB	1,491,549	14.38	1,088,754	10.500
Common Equity Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,053,315	16.30%	$2,600,243	7.000%
BPPR	4,478,033	16.90	1,855,317	7.000
PB	1,426,037	13.75	725,836	7.000
Tier I Capital (to Risk-Weighted Assets):				
Corporation	$6,075,458	16.36%	$3,157,438	8.500%
BPPR	4,478,033	16.90	2,252,885	8.500
PB	1,426,037	13.75	881,372	8.500
Tier I Capital (to Average Assets):				
Corporation	$6,075,458	8.51%	$2,854,127	4%
BPPR	4,478,033	7.64	2,343,174	4
PB	1,426,037	11.23	507,942	4

The following table presents the minimum amounts and ratios for the Corporation's banks to be categorized as well-capitalized.

	2024		2023	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):				
BPPR	$2,778,475	10%	$2,650,453	10%
PB	1,094,551	10	1,036,909	10
Common Equity Tier I Capital (to Risk-Weighted Assets):				
BPPR	$1,806,009	6.5%	$1,722,795	6.5%
PB	711,458	6.5	673,991	6.5
Tier I Capital (to Risk-Weighted Assets):				
BPPR	$2,222,780	8%	$2,120,363	8%
PB	875,641	8	829,527	8
Tier I Capital (to Average Assets):				
BPPR	$2,929,111	5%	$2,928,968	5%
PB	687,022	5	634,927	5

Note 21 - Other comprehensive loss

The following table presents changes in accumulated other comprehensive income (loss) by component for the quarters ended December 31, 2024 and, 2023.

		Changes in Accumulated Other Comprehensive (Loss) Income by Component [1]		
		Years ended December 31,		
(In thousands)		2024	2023	2022
Foreign currency translation	Beginning Balance	$ (64,528)	$ (56,735)	$ (67,307)
	Other comprehensive (loss) income	(6,837)	(7,793)	10,572
	Net change	(6,837)	(7,793)	10,572
	Ending balance	$ (71,365)	$ (64,528)	$ (56,735)
Adjustment of pension and postretirement benefit plans	Beginning Balance	$ (117,893)	$ (144,335)	$ (158,994)
	Other comprehensive income before reclassifications	14,157	14,408	4,882
	Amounts reclassified from accumulated other comprehensive loss for amortization of net losses	9,044	12,034	9,777
	Net change	23,201	26,442	14,659
	Ending balance	$ (94,692)	$ (117,893)	$ (144,335)
Unrealized net holding (losses) gains on debt securities	Beginning Balance	$(1,713,110)	$(2,323,903)	$ (96,120)
	Other comprehensive income (loss) before reclassifications	74,277	472,487	(2,261,097)
	Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	–	–
	Amounts reclassified from accumulated other comprehensive (loss) income for amortization of net unrealized losses of debt securities transferred from available-for-sale to held-to-maturity	143,650	138,306	33,314
	Net change	217,927	610,793	(2,227,783)
	Ending balance	$(1,495,183)	$(1,713,110)	$(2,323,903)
Unrealized net gains (losses) on cash flow hedges	Beginning Balance	$ –	$ 45	$ (2,648)
	Other comprehensive (loss) income before reclassifications	–	(19)	3,107
	Amounts reclassified from accumulated other comprehensive (loss) income for gains on securities	–	(26)	(414)
	Net change	–	(45)	2,693
	Ending balance	$ –	$ –	$ 45
	Total	$(1,661,240)	$(1,895,531)	$(2,524,928)

[1] All amounts presented are net of tax.

The following table presents the amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2024, 2023, and 2022.

| | | Reclassifications Out of Accumulated Other Comprehensive (Loss) Income | | |
| | Affected Line Item in the | Years ended December 31, | | |
(In thousands)	Consolidated Statements of Operations	2024	2023	2022
Adjustment of pension and postretirement benefit plans				
Amortization of net losses	Other operating expenses	$ (14,471)	$ (19,253)	$(15,644)
	Total before tax	(14,471)	(19,253)	(15,644)
	Income tax benefit	5,427	7,219	5,867
	Total net of tax	$ (9,044)	$ (12,034)	$ (9,777)
Unrealized net holding (losses) gains on debt securities				
Amortization of unrealized net losses of debt securities transferred to held-to-maturity	Investment securities	(179,563)	(172,883)	(41,642)
	Total before tax	(179,563)	(172,883)	(41,642)
	Income tax benefit	35,913	34,577	8,328
	Total net of tax	$(143,650)	$(138,306)	$(33,314)
Unrealized net gains (losses) losses on cash flow hedges				
Forward contracts	Mortgage banking activities	$ –	$ 41	$ 1,458
Interest rate swaps	Other operating income	–	–	(498)
	Total before tax	–	41	960
	Income tax expense	–	(15)	(546)
	Total net of tax	$ –	$ 26	$ 414
	Total reclassification adjustments, net of tax	$(152,694)	$(150,314)	$(42,677)

Note 22 - Guarantees

The Corporation has obligations upon the occurrence of certain events under financial guarantees provided in certain contractual agreements. Also, from time to time, the Corporation securitized mortgage loans into guaranteed mortgage-backed securities subject in certain instances, to lifetime credit recourse on the loans that serve as collateral for the mortgage-backed securities. The Corporation has not sold any mortgage loans subject to credit recourse since 2009. Also, from time to time, the Corporation may sell, in bulk sale transactions, residential mortgage loans and Small Business Administration ("SBA") commercial loans subject to credit recourse or to certain representations and warranties from the Corporation to the purchaser. These representations and warranties may relate, for example, to borrower creditworthiness, loan documentation, collateral, prepayment and early payment defaults. The Corporation may be required to repurchase the loans under the credit recourse agreements or representation and warranties.

At December 31, 2024, the Corporation serviced $495 million (December 31, 2023 - $561 million) in residential mortgage loans subject to credit recourse provisions, principally loans associated with FNMA and FHLMC residential mortgage loan securitization programs. In the event of any customer default, pursuant to the credit recourse provided, the Corporation is required to repurchase the loan or reimburse the third party investor for the incurred loss. The maximum potential amount of future payments that the Corporation would be required to make under the recourse arrangements in the event of nonperformance by the borrowers is equivalent to the total outstanding balance of the residential mortgage loans serviced with recourse and interest, if applicable. During 2024, the Corporation repurchased approximately $2 million of unpaid principal balance in mortgage loans subject to the credit recourse provisions (2023 - $2 million). In the event of nonperformance by the borrower, the Corporation has rights to the underlying collateral securing the mortgage loan. The Corporation suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan plus any uncollected interest advanced and the costs of holding and disposing the related property. At December 31, 2024, the Corporation's liability established to cover the estimated credit loss exposure related to loans sold or serviced with credit recourse amounted to $3 million (December 31, 2023 - $4 million). The following table shows the changes in the Corporation's liability of estimated losses from these credit recourses agreements, included in the consolidated statements of financial condition during the years ended December 31, 2024 and 2023.

(In thousands)	Years ended December 31,	
	2024	2023
Balance as of beginning of period	$ 4,211	$ 6,897
Provision (benefit) for recourse liability	(1,280)	(1,989)
Net charge-offs	(320)	(698)
Balance as of end of period	$ 2,611	$ 4,211

The estimated losses to be absorbed under the credit recourse arrangements are recorded as a liability when the loans are sold and are updated by accruing or reversing expense (categorized in the line item "Adjustments (expense) to indemnity reserves on loans sold" in the consolidated statements of operations) throughout the life of the loan, as necessary, when additional relevant information becomes available. The methodology used to estimate the recourse liability is a function of the recourse arrangements given and considers a variety of factors, which include actual defaults and historical loss experience, foreclosure rate, estimated future defaults and the probability that a loan would be delinquent. Statistical methods are used to estimate the recourse liability. Expected loss rates are applied to different loan segmentations. The expected loss, which represents the amount expected to be lost on a given loan, considers the probability of default and loss severity. The probability of default represents the probability that a loan in good standing would become 90 days delinquent within the following twelve-month period. Regression analysis quantifies the relationship between the default event and loan-specific characteristics, including credit scores, loan-to-value ratios, and loan aging, among others.

When the Corporation sells or securitizes mortgage loans, it generally makes customary representations and warranties regarding the characteristics of the loans sold. The Corporation's mortgage operations in Puerto Rico group conforming mortgage loans into pools which are exchanged for FNMA and GNMA mortgage-backed securities, which are generally sold to private investors, or are sold directly to FNMA for cash. As required under the government agency programs, quality review procedures are performed by the Corporation to ensure that asset guideline qualifications are met. To the extent the loans do not meet specified characteristics, the Corporation may be required to repurchase such loans or indemnify for losses and bear any subsequent loss related to the loans. The amount purchased under representation and warranty arrangements during the years ended December 31, 2024 and December 31, 2023 was not considered material for the Corporation.

From time to time, the Corporation sells loans and agrees to indemnify the purchaser for credit losses or any breach of certain representations and warranties made in connection with the sale.

Servicing agreements relating to the mortgage-backed securities programs of FNMA and GNMA, and to mortgage loans sold or serviced to certain other investors, including FHLMC, require the Corporation to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. At December 31, 2024, the Corporation serviced $9.0 billion in mortgage loans for third-parties, including the loans serviced with credit recourse (December 31, 2023 - $9.9 billion). The Corporation generally recovers funds advanced pursuant to these arrangements from the mortgage owner, from liquidation proceeds when the mortgage loan is foreclosed or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantees programs. However, in the meantime, the Corporation must absorb the cost of the funds it advances during the time the advance is outstanding. The Corporation must also bear the costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a defaulted loan is not cured, the mortgage loan would be canceled as part of the foreclosure proceedings and the Corporation would not receive any future servicing income with respect to that loan. At December 31, 2024, the outstanding balance of funds advanced by the Corporation under such mortgage loan servicing agreements was approximately $44 million (December 31, 2023 - $49 million). To the extent the mortgage loans underlying the Corporation's servicing portfolio experience increased delinquencies, the Corporation would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.

Popular, Inc. Holding Company ("PIHC") fully and unconditionally guarantees certain borrowing obligations issued by certain of its 100% owned consolidated subsidiaries amounting to $94 million at both December 31, 2024 and December 31, 2023, respectively. In addition, at both December 31, 2024 and December 31, 2023, PIHC fully and unconditionally guaranteed on a subordinated basis $193 million of capital securities (trust preferred securities) issued by wholly-owned issuing trust entities to the extent set forth in the applicable guarantee agreement. Refer to Note 17 to the consolidated financial statements for further information on the trust preferred securities.

Note 23 - Commitments and contingencies
Off-balance sheet risk

The Corporation is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financial needs of its customers. These financial instruments include loan commitments, letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual notional amounts of those instruments. The Corporation uses the same credit policies in making these commitments and conditional obligations as it does for those reflected on the consolidated statements of financial condition.

Financial instruments with off-balance sheet credit risk, whose contract amounts represent potential credit risk as of the end of the periods presented were as follows:

(In thousands)	December 31, 2024	December 31, 2023
Commitments to extend credit:		
Credit card lines	$5,599,823	$6,108,939
Commercial lines of credit	3,971,331	3,626,269
Construction lines of credit	1,131,824	1,287,679
Other consumer unused credit commitments	260,121	256,610
Commercial letters of credit	5,002	1,404
Standby letters of credit	144,845	80,889
Commitments to originate or fund mortgage loans	29,604	32,968

At December 31, 2024 and December 31, 2023, the Corporation maintained a reserve of approximately $15 million and $17 million, respectively, for potential losses associated with unfunded loan commitments related to commercial and construction lines of credit.

Other commitments

At December 31, 2024 and December 31, 2023, the Corporation also maintained other non-credit commitments for approximately $2.0 million and $3.3 million, respectively, primarily for the acquisition of other investments.

Business concentration

Since the Corporation's business activities are concentrated primarily in Puerto Rico, its results of operations and financial condition are dependent upon the general trends of the Puerto Rico economy and, in particular, the residential and commercial real estate markets. The concentration of the Corporation's operations in Puerto Rico exposes it to greater risk than other banking companies with a wider geographic base. Its asset and revenue composition by geographical area is presented in Note 36 to the Consolidated Financial Statements.

Puerto Rico has faced significant fiscal and economic challenges for over a decade. In response to such challenges, the U.S. Congress enacted the Puerto Rico Oversight Management and Economic Stability Act ("PROMESA") in 2016, which, among other things, established the Oversight Board and a framework for the restructuring of the debts of the Commonwealth, its instrumentalities and municipalities. The Commonwealth and several of its instrumentalities have availed themselves of debt restructuring proceedings under PROMESA. As of the date of this report, while municipalities have been designated as covered entities under PROMESA, no municipality has commenced, or has been authorized by the Oversight Board to commence, any such debt restructuring proceeding under PROMESA.

At December 31, 2024, the Corporation's direct exposure to the Puerto Rico government and its instrumentalities and municipalities totaled $336 million, of which $336 million were outstanding ($362 million and $333 million at December 31, 2023). Of the amount outstanding, $323 million consists of loans and $13 million are securities ($314 million and $19 million at December 31, 2023). Substantially all of the amount outstanding at December 31, 2024 and December 31, 2023 were obligations from various Puerto Rico municipalities. In most cases, these were "general obligations" of a municipality, to which the applicable municipality has pledged its good faith, credit and unlimited taxing power, or "special obligations" of a municipality, to which the applicable municipality has pledged other revenues. At December 31, 2024, 80% of the Corporation's exposure to municipal loans and securities was concentrated in the municipalities of San Juan, Guaynabo, Carolina and Caguas. In July 2024, the Corporation received scheduled principal payments amounting to $40 million from various obligations from Puerto Rico municipalities.

The following table details the loans and investments representing the Corporation's direct exposure to the Puerto Rico government according to their maturities as of December 31, 2024:

(In thousands)	Investment Portfolio	Loans	Total Outstanding	Total Exposure
Central Government				
Within 1 year	3	–	3	3
After 5 to 10 years	1	–	1	1
After 10 years	42	–	42	42
Total Central Government	46	–	46	46
Municipalities				
Within 1 year	2,440	12,764	15,204	15,204
After 1 to 5 years	9,520	147,033	156,553	156,553
After 5 to 10 years	655	119,073	119,728	119,728
After 10 years	–	44,582	44,582	44,582
Total Municipalities	12,615	323,452	336,067	336,067
Total Direct Government Exposure	$12,661	$323,452	$336,113	$336,113

In addition, at December 31, 2024, the Corporation had $220 million in loans insured or securities issued by Puerto Rico governmental entities but for which the principal source of repayment is non-governmental ($238 million at December 31, 2023). These included $176 million in residential mortgage loans insured by the Puerto Rico Housing Finance Authority ("HFA"), a governmental instrumentality that has been designated as a covered entity under PROMESA (December 31, 2023 - $191 million). These mortgage loans are secured by first mortgages on Puerto Rico residential properties and the HFA insurance covers losses in the event of a borrower default and upon the satisfaction of certain other conditions. The Corporation also had at December 31, 2024, $38 million in bonds issued by HFA which are secured by second mortgage loans on Puerto Rico residential properties, and for which HFA also provides insurance to cover losses in the event of a borrower default and upon the satisfaction of certain other conditions (December 31, 2023 - $40 million). In the event that the mortgage loans insured by HFA and held by the Corporation directly or those serving as collateral for the HFA bonds default and the collateral is insufficient to satisfy the outstanding balance of these loans, HFA's ability to honor its insurance will depend, among other factors, on the financial condition of HFA at the time such obligations become due and payable. The Corporation does not consider the government guarantee when estimating the credit losses associated with this portfolio. Although the Governor is currently authorized by local legislation to impose a temporary moratorium on the financial obligations of the HFA, a moratorium on such obligations has not been imposed as of the date hereof.

BPPR's commercial loan portfolio also includes loans to private borrowers who are service providers, lessors, suppliers or have other relationships with the government. These borrowers could be negatively affected by the Commonwealth's fiscal crisis and the ongoing Title III proceedings under PROMESA. Similarly, BPPR's mortgage and consumer loan portfolios include loans to government employees and retirees, which could also be negatively affected by fiscal measures such as employee layoffs or furloughs or reductions in pension benefits.

In addition, $2.1 billion of residential mortgages and $87.4 million commercial loans were insured or guaranteed by the U.S. Government or its agencies at December 31, 2024 (compared to $1.9 billion and $89.2 million, respectively, at December 31, 2023). The Corporation also had U.S. Treasury and obligations from the U.S. Government, its agencies or government sponsored entities within the portfolio of available-for-sale and held-to-maturity securities as described in Note 5 and 6 to the Consolidated Financial Statements.

At December 31, 2024, the Corporation had operations in the United States Virgin Islands (the "USVI") and had approximately $28 million in direct exposure to USVI government entities (December 31, 2023 - $28 million). The USVI has been experiencing a number of fiscal and economic challenges that could adversely affect the ability of its public corporations and instrumentalities to service their outstanding debt obligations.

At December 31, 2024, the Corporation had operations in the British Virgin Islands ("BVI") and it had a loan portfolio amounting to approximately $196 million comprised of various retail and commercial clients, compared to a loan portfolio of $205 million at December 31, 2023. At December 31, 2024, the Corporation had no significant exposure to a single borrower in the BVI.

FDIC Special Assessment

On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule that imposes a special assessment (the "FDIC Special Assessment") to recover the losses to the deposit insurance fund resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit

Insurance Act in connection with the receiverships of several failed banks. In connection with this assessment, the Corporation recorded an expense of $71.4 million, $45.3 million net of tax, in the fourth quarter of 2023, representing the full amount of the assessment.

During the first quarter of 2024, the Corporation recorded an additional expense of $14.3 million, $9.1 million net of tax, to reflect the FDIC's higher loss estimate which increased from $16.3 billion, when approved, to $20.4 billion during the quarter. The special assessment amount and collection period may change as the estimated loss is periodically adjusted or if the total amount collected varies.

Legal Proceedings

The nature of Popular's business ordinarily generates claims, litigation, arbitration, regulatory and governmental investigations, and legal and administrative cases and proceedings (collectively, "Legal Proceedings"). Popular's Legal Proceedings may involve various lines of business and include claims relating to contract, torts, consumer protection, securities, antitrust, employment, tax and other laws. The recovery sought in Legal Proceedings may include substantial or indeterminate compensatory damages, punitive damages, injunctive relief, or recovery on a class-wide basis. When the Corporation determines that it has meritorious defenses to the claims asserted, it vigorously defends itself. The Corporation will consider the settlement of cases (including cases where it has meritorious defenses) when, in management's judgment, it is in the best interest of the Corporation and its stockholders to do so. On at least a quarterly basis, Popular assesses its liabilities and contingencies relating to outstanding Legal Proceedings utilizing the most current information available. For matters where it is probable that the Corporation will incur a material loss and the amount can be reasonably estimated, the Corporation establishes an accrual for the loss. Once established, the accrual is adjusted on at least a quarterly basis to reflect any relevant developments, as appropriate. For matters where a material loss is not probable, or the amount of the loss cannot be reasonably estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of any accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the range of reasonably possible losses (with respect to those matters where such limits may be determined in excess of amounts accrued) for current Legal Proceedings ranged from $0 to approximately $5.95 million as of December 31, 2024. In certain cases,

management cannot reasonably estimate the possible loss at this time. Any estimate involves significant judgment, given the varying stages of the Legal Proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current Legal Proceedings whose share of liability has yet to be determined, the numerous unresolved issues in many of the Legal Proceedings, and the inherent uncertainty of the various potential outcomes of such Legal Proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the outcome of Legal Proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Legal Proceedings in matters in which a loss amount can be reasonably estimated will not have a material adverse effect on the Corporation's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters in a reporting period, if unfavorable, could have a material adverse effect on the Corporation's consolidated financial position for that period.

Set forth below is a description of certain Legal Proceedings.

Insufficient Funds and Overdraft Fees Class Actions

Popular, Inc. ("Popular") was named as a defendant in a putative class action complaint captioned Golden v. Popular, Inc. originally filed in March 2020 before the U.S. District Court for the Southern District of New York, seeking damages, restitution and injunctive relief. Plaintiff alleged breach of contract, violation of the covenant of good faith and fair dealing, unjust enrichment, and violation of New York consumer protection law due to Popular's purported practice of charging overdraft fees ("OD Fees") on transactions that, under plaintiffs' theory, do not overdraw the account. The complaint further alleged that Popular assessed OD Fees over authorized transactions for which sufficient funds are held for settlement. Following a Motion to Compel Arbitration filed by Popular, Plaintiff filed a Notice of Voluntary Dismissal in April 2022.

In May 2022, Plaintiff filed a new complaint captioned Lipsett v. Banco Popular North America d/b/a Popular Community Bank with the same allegations of his previous complaint against Popular. On May 2, 2024, the parties reached a settlement in principle on a class-wide basis. The Court approved the settlement agreement on January 7, 2025. This matter is now closed.

Note 24 - Non-consolidated variable interest entities

The Corporation is involved with three statutory trusts which it created to issue trust preferred securities to the public. These trusts are deemed to be variable interest entities ("VIEs") since the equity investors at risk have no substantial decision-making rights. The Corporation does not hold any variable interest in the trusts, and therefore, cannot be the trusts' primary beneficiary. Furthermore, the Corporation concluded that it did not hold a controlling financial interest in these trusts since the decisions of the trusts are predetermined through the trust documents and the guarantee of the trust preferred securities is irrelevant since in substance the sponsor is guaranteeing its own debt.

Also, the Corporation is involved with various special purpose entities mainly in guaranteed mortgage securitization transactions, including GNMA and FNMA. The Corporation has also engaged in securitization transactions with FHLMC, but considers its exposure in the form of servicing fees and servicing advances not to be significant at December 31, 2024. These special purpose entities are deemed to be VIEs since they lack equity investments at risk. The Corporation's continuing involvement in these guaranteed loan securitizations includes owning certain beneficial interests in the form of securities as well as the servicing rights retained. The Corporation is not required to provide additional financial support to any of the variable interest entities to which it has transferred the financial assets. The mortgage-backed securities, to the extent retained, are classified in the Corporation's Consolidated Statements of Financial Condition as available-for-sale or trading securities. The Corporation concluded that, essentially, these entities (FNMA and GNMA) control the design of their respective VIEs, dictate the quality and nature of the collateral, require the underlying insurance, set the servicing standards via the servicing guides and can change them at will, and can remove a primary servicer with cause, and without cause in the case of FNMA. Moreover, through their guarantee obligations, agencies (FNMA and GNMA) have the obligation to absorb losses that could be potentially significant to the VIE.

The Corporation holds variable interests in these VIEs in the form of agency mortgage-backed securities and collateralized mortgage obligations, including those securities originated by the Corporation and those acquired from third parties. Additionally, the Corporation holds agency mortgage-backed securities and agency collateralized mortgage obligations issued by third party VIEs in which it has no other form of continuing involvement. Refer to Note 27 to the Consolidated Financial Statements for additional information on the debt securities outstanding at December 31, 2024 and 2023, which are classified as available-for-sale and trading securities in the Corporation's Consolidated Statements of Financial Condition. In addition, the Corporation holds variable interests in the form of servicing fees, since it retains the right to service the transferred loans in those government-sponsored special purpose entities ("SPEs") and may also purchase the right to service loans in other government-sponsored SPEs that were transferred to those SPEs by a third-party.

The following table presents the carrying amount and classification of the assets related to the Corporation's variable interests in non-consolidated VIEs and the maximum exposure to loss as a result of the Corporation's involvement as servicer of GNMA and FNMA loans at December 31, 2024 and 2023.

(In thousands)	December 31, 2024	December 31, 2023
Assets		
Servicing assets:		
Mortgage servicing rights	$84,356	$92,999
Total servicing assets	$84,356	$92,999
Other assets:		
Servicing advances	$ 6,112	$ 6,291
Total other assets	$ 6,112	$ 6,291
Total assets	$90,468	$99,290
Maximum exposure to loss	$90,468	$99,290

The size of the non-consolidated VIEs, in which the Corporation has a variable interest in the form of servicing fees, measured as the total unpaid principal balance of the loans, amounted to $6.6 billion at December 31, 2024 (December 31, 2023 - $7.2 billion).

The Corporation determined that the maximum exposure to loss includes the fair value of the MSRs and the assumption that the servicing advances at December 31, 2024 and 2023 will not be recovered. The agency debt securities are not included as part of the maximum exposure to loss since they are guaranteed by the related agencies.

ASU 2009-17 requires that an ongoing primary beneficiary assessment should be made to determine whether the Corporation is the primary beneficiary of any of the VIEs it is involved with. The conclusion on the assessment of these non-consolidated VIEs has not changed since their initial evaluation. The Corporation concluded that it is still not the primary beneficiary of these VIEs, and therefore, these VIEs are not required to be consolidated in the Corporation's financial statements at December 31, 2024.

Note 25 - Derivative instruments and hedging activities

The use of derivatives is incorporated as part of the Corporation's overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings and cash flows that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that the net interest income is not materially affected by movements in interest rates. The Corporation uses derivatives in its trading activities to facilitate customer transactions, and as a means of risk management. As a result of interest rate fluctuations, hedged fixed and variable interest rate assets and liabilities will appreciate or depreciate in fair value. The effect of this unrealized appreciation or depreciation is expected to be substantially offset by the Corporation's gains or losses on the derivative instruments that are linked to these hedged assets and liabilities. As a matter of policy, the Corporation does not use highly leveraged derivative instruments for interest rate risk management.

The credit risk attributed to the counterparty's nonperformance risk is incorporated in the fair value of the derivatives. Additionally, the fair value of the Corporation's own credit standing is considered in the fair value of the derivative liabilities. During the year ended December 31, 2024, inclusion of the credit risk in the fair value of the derivatives resulted in a gain of $0.1 million from the Corporation's credit standing adjustment. During the years ended December 31, 2023 and 2022, the Corporation recognized a gain of $0.4 million and a loss of $0.5 million, respectively, from the Corporation's credit standing adjustment.

The Corporation's derivatives are subject to agreements which allow a right of set-off with each respective counterparty. In an event of default, each party has a right of set-off against the other party for amounts owed in the related agreement and any other amount or obligation owed in respect of any other agreement or transaction between them. Pursuant to the Corporation's accounting policy, the fair value of derivatives is not offset with the fair value of other derivatives held with the same counterparty even if these agreements allow a right of set-off. In addition, the fair value of derivatives is not offset with the amounts for the right to reclaim financial collateral or the obligation to return financial collateral.

Financial instruments designated as non-hedging derivatives outstanding at December 31, 2024 and 2023 were as follows:

	Notional amount		Derivative assets			Derivative liabilities		
	At December 31,		Statement of condition	Fair value at December 31,		Statement of condition	Fair value at December 31,	
(In thousands)	2024	2023	classification	2024	2023	classification	2024	2023
Derivatives not designated as hedging instruments:								
Forward contracts	$ 11,150	$ 14,930	Trading account debt securities	$ 48	$ –	Other liabilities	$ 1	$ 138
Interest rate caps	95,625	528,125	Other assets	26	2,195	Other liabilities	26	2,213
Indexed options on deposits	93,510	89,730	Other assets	25,949	22,224		–	–
Bifurcated embedded options	86,278	82,118	–	–	–	Interest bearing deposits	22,805	18,752
Total derivatives not designated as hedging instruments	$286,563	$714,903		$26,023	$24,419		$22,832	$21,103
Total derivative assets and liabilities	$286,563	$714,903		$26,023	$24,419		$22,832	$21,103

Cash Flow Hedges

The Corporation utilizes forward contracts to hedge the sale of mortgage-backed securities with duration terms over one month. Interest rate forwards are contracts for the delayed delivery of securities, which the seller agrees to deliver on a specified future date at a specified price or yield. These forward contracts are hedging a forecasted transaction and thus qualify for cash flow hedge accounting. Changes in the fair value of these forward contracts designated as cash flow hedges are recorded in other comprehensive income (loss).

Effective on January 1, 2023, the Corporation discontinued the hedge accounting treatment of certain forward contracts for which the changes in fair value were recorded, net of taxes, in accumulated other comprehensive income (loss) and subsequently reclassified to net income (loss) in the same period that the hedged transaction impacted earnings. As a result of this change, the changes in the fair value of these forward contracts are being recorded through net income. At December 31, 2024 and 2023, there were no derivatives designated as cash flow hedges.

For cash flow hedges, net gains (losses) on derivative contracts that are reclassified from accumulated other comprehensive income (loss) to current period earnings are included in the line item in which the hedged item is recorded and during the period in which the forecasted transaction impacts earnings, as presented in the tables below.

Year ended December 31, 2023

(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$(30)	Mortgage banking activities	$41	$—
Total	$(30)		$41	$—

Year ended December 31, 2022

(In thousands)	Amount of net gain (loss) recognized in OCI on derivatives (effective portion)	Classification in the statement of operations of the net gain (loss) reclassified from AOCI into income (effective portion and ineffective portion)	Amount of net gain (loss) reclassified from AOCI into income (effective portion)	Amount of net gain (loss) recognized in income on derivatives (ineffective portion)
Forward contracts	$1,636	Mortgage banking activities	$1,458	$—
Total	$1,636		$1,458	$—

Fair Value Hedges

At December 31, 2024 and 2023, there were no derivatives designated as fair value hedges.

Non-Hedging Activities

For the year ended December 31, 2024, the Corporation recognized a gain of $ 0.6 million (2023 - gain of $ 1.5 million; 2022 - gain of $ 7.7 million) related to its non-hedging derivatives, as detailed in the table below.

	Amount of Net Gain (Loss) Recognized in Income on Derivatives		
(In thousands)	Classification of Net Gain (Loss) Recognized in Income on Derivatives	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
---	---	---	---	---
Forward contracts	Mortgage banking activities	$ 34	$ 655	$ 8,094
Interest rate caps	Other operating income	18	(18)	—
Indexed options on deposits	Interest expense	7,423	6,201	(5,290)
Bifurcated embedded options	Interest expense	(6,842)	(5,326)	4,942
Total		$ 633	$ 1,512	$ 7,746

Forward Contracts

The Corporation has forward contracts to sell mortgage-backed securities, which are accounted for as trading derivatives. Changes in their fair value are recognized in mortgage banking activities.

Interest Rate Caps

The Corporation enters into interest rate caps as an intermediary on behalf of its customers and simultaneously takes offsetting positions under the same terms and conditions, thus minimizing its market and credit risks.

Indexed and Embedded Options

The Corporation offers certain customers' deposits whose return are tied to the performance of the Standard and Poor's ("S&P 500") stock market indexes, and other deposits whose returns are tied to other stock market indexes or other equity securities performance. The Corporation bifurcated the related options embedded within these customers' deposits from the host contract in accordance with ASC Subtopic 815-15. In order to limit the Corporation's exposure to changes in these indexes, the Corporation purchases indexed options which returns are tied to the same indexes from major broker dealer companies in the over the counter market. Accordingly, the embedded options and the related indexed options are marked-to-market through earnings.

Note 26 - Related party transactions

The Corporation has had loan transactions with the Corporation's directors, executive officers, including certain related individuals or organizations, and affiliates, and proposes to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. The activity and balance of all these loans were as follows:

(In thousands)	
Balance at December 31, 2022	$125,337
New loans	23,381
Payments	(9,731)
Other changes, including existing loans to new related parties	7,030
Balance at December 31, 2023	$146,017
New loans	10,365
Payments	(11,743)
Other changes, including existing loans to new related parties	(2,422)
Balance at December 31, 2024	$142,217

New loans and payments include disbursements and collections from existing lines of credit.

Certain loans to related parties have participated in the Corporation's loan mitigation programs that are also available to third parties.

From time to time, the Corporation, in the ordinary course of business, also obtains services from related parties that have some association with the Corporation. Management believes the terms of such arrangements are consistent with arrangements entered into with independent third parties.

Related party transactions with Evertec, as an affiliate

Until August 15, 2022, the Corporation had an investment in Evertec, Inc. ("Evertec") which provides various processing and information technology services to the Corporation and its subsidiaries and gave BPPR access to the ATH network owned and operated by Evertec. This investment was accounted for under the equity method. The Corporation recorded $1.5 million in dividends from its investment in Evertec during the year ended December 31, 2022.

On July 1, 2022, BPPR completed its previously announced acquisition of certain assets from Evertec Group, LLC ("Evertec Group") to service certain BPPR channels, in exchange for shares of Evertec held by BPPR. The transaction was accounted for as a business combination. In connection with this transaction, BPPR also entered into amended and restated service agreements with Evertec Group pursuant to which Evertec Group will continue to provide various information technology and transaction processing services to Popular, BPPR and their respective subsidiaries. As part of the transaction, BPPR and Evertec entered into a revenue sharing structure for BPPR in connection with its merchant acquiring relationship with Evertec. On August 15, 2022, the Corporation completed the sale of its remaining shares of common stock of Evertec, together with the aforementioned business acquisition (the "Evertec Transactions"). As a result, the Corporation discontinued accounting for its proportionate share of Evertec's income (loss) and changes in stockholder's equity under the equity method of accounting in the third quarter of 2022. The Corporation recorded a pre-tax gain of $257.7 million considering the initial exchange of Evertec shares as well as the sale of the remaining shares.

The following table presents the Corporation's proportionate share of Evertec's income (loss) and changes in stockholders' equity for the year ended December 31, 2022.

(In thousands)	Year ended December 31, 2022
Share of Evertec income and Gain from the Evertec Transactions and related accounting adjustments [1]	$269,539
Share of other changes in Evertec's stockholders' equity	3,168
Share of Evertec's changes in equity recognized in income and Gain from the Evertec Transaction and related accounting adjustments	$272,707

[1] The Gain from the Evertec Transactions and related accounting adjustments are reflected within other operating income in the accompanying consolidated financial statements. The Corporation recognized an additional $17.3 million as an operating expense in connection with the Evertec Transactions.

The following table presents the impact of transactions and service payments between the Corporation and Evertec (as an affiliate) and their impact on the results of operations for the year ended 2022. Items that represent expenses to the Corporation are presented with parenthesis.

(In thousands)	Year ended December 31, 2022	Category
Interest expense on deposits	$ (267)	Interest expense
ATH and credit cards interchange income from services to Evertec	13,955	Other service fees
Rental income charged to Evertec	3,258	Net occupancy
Fees on services provided by Evertec	(128,681)	Professional fees
Other services provided to Evertec	420	Other operating expenses
Total	$(111,315)	

[1]   Includes activity through June 30, 2022.

Centro Financiero BHD, S.A.

At December 31, 2024, the Corporation had a 15.63% equity interest in Centro Financiero BHD, S.A. ("BHD"), one of the largest banking and financial services groups in the Dominican Republic. During the year ended December 31, 2024, the Corporation recorded $33.0 million in equity pickup, including the impact of changes in the fair value of available for sale securities included as a component of Other Comprehensive Income, from its investment in BHD (December 31, 2023 - $40.1 million), which had a carrying amount of $239.5 million at December 31, 2024 (December 31, 2023 - $225.9 million). The Corporation received $19.4 million in cash dividend distributions and $2.9 in stock dividends during the year ended December 31, 2024 (December 31, 2023 - $14.1 million in cash dividends and $2.1 million in stock dividends).

Note 27 - Fair value measurement

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2* - Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3* - Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own judgements about assumptions that market participants would use in pricing the asset or liability.

The Corporation maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed prices or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results.

Fair Value on a Recurring and Nonrecurring Basis

The following fair value hierarchy tables present information about the Corporation's assets and liabilities measured at fair value on a recurring basis at December 31, 2024 and 2023:

				At December 31, 2024							
(In thousands)		Level 1		Level 2		Level 3		Measured at NAV		Total	
RECURRING FAIR VALUE MEASUREMENTS											
Assets											
Debt securities available-for-sale:											
U.S. Treasury securities		$7,512,171		$ 5,482,939		$ –		$ –		$12,995,110	
Collateralized mortgage obligations - federal agencies		–		120,284		–		–		120,284	
Mortgage-backed securities		–		5,127,775		484		–		5,128,259	
Other		–		–		2,250		–		2,250	
Total debt securities available-for-sale		$7,512,171		$10,730,998		$ 2,734		$ –		$18,245,903	
Trading account debt securities, excluding derivatives:											
U.S. Treasury securities		$ 2,814		$ 10		$ –		$ –		$ 2,824	
Obligations of Puerto Rico, States and political subdivisions		–		55		–		–		55	
Collateralized mortgage obligations		–		655		–		–		655	
Mortgage-backed securities		–		29,032		84		–		29,116	
Other		–		–		133		–		133	
Total trading account debt securities, excluding derivatives		$ 2,814		$ 29,752		$ 217		$ –		$ 32,783	
Equity securities		$ –		$ 45,664		$ –		$381		$ 46,045	
Mortgage servicing rights		–		–		108,103		–		108,103	
Loans held-for-sale		–		5,423		–		–		5,423	
Derivatives		–		26,023		–		–		26,023	
Total assets measured at fair value on a recurring basis		$7,514,985		$10,837,860		$111,054		$381		$18,464,280	
Liabilities											
Derivatives		$ –		$ (22,832)		$ –		$ –		$ (22,832)	
Total liabilities measured at fair value on a recurring basis		$ –		$ (22,832)		$ –		$ –		$ (22,832)	

At December 31, 2023					
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total
RECURRING FAIR VALUE MEASUREMENTS					
Assets					
Debt securities available-for-sale:					
U.S. Treasury securities	$3,936,036	$ 6,811,025	$ –	$ –	$10,747,061
Collateralized mortgage obligations - federal agencies	–	134,686	–	–	134,686
Mortgage-backed securities	–	5,844,180	606	–	5,844,786
Other	–	11	2,500	–	2,511
Total debt securities available-for-sale	$3,936,036	$12,789,902	$ 3,106	$ –	$16,729,044
Trading account debt securities, excluding derivatives:					
U.S. Treasury securities	$ 16,859	$ –	$ –	$ –	$ 16,859
Obligations of Puerto Rico, States and political subdivisions	–	71	–	–	71
Collateralized mortgage obligations	–	93	5	–	98
Mortgage-backed securities	–	14,261	112	–	14,373
Other	–	–	167	–	167
Total trading account debt securities, excluding derivatives	$ 16,859	$ 14,425	$ 284	$ –	$ 31,568
Equity securities	$ –	$ 37,965	$ –	$310	$ 38,275
Mortgage servicing rights	–	–	118,109	–	118,109
Loans held-for-sale	–	3,239	–	–	3,239
Derivatives	–	24,419	–	–	24,419
Total assets measured at fair value on a recurring basis	$3,952,895	$12,869,950	$121,499	$310	$16,944,654
Liabilities					
Derivatives	$ –	$ (21,103)	$ –	$ –	$ (21,103)
Total liabilities measured at fair value on a recurring basis	$ –	$ (21,103)	$ –	$ –	$ (21,103)

Beginning in the first quarter of 2023, the Corporation has elected the fair value option for newly originated mortgage loans held-for-sale. This election better aligns with the management of the portfolio from a business perspective.

Loans held-for-sale measured at fair value
Loans held-for-sale measured at fair value were priced based on secondary market prices. These loans are classified as Level 2.

The following tables summarize the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans originated as held-for-sale measured at fair value as of December 31, 2024 and December 31, 2023.

(In thousands)		December 31, 2024	
	Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale	$ 5,423	$ 5,436	$ (13)

(In thousands)		December 31, 2023	
	Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale	$ 3,239	$ 3,202	$ 37

No loans held-for-sale were 90 or more days past due or on nonaccrual status as of December 31, 2024 and December 31, 2023.

For the year ended December 31, 2024, changes in the fair value of mortgage loans held-for-sale for which the Corporation elected the fair value option, were not considered material.

The fair value information included in the following tables is not as of period end, but as of the date that the fair value measurement was recorded during the years ended December 31, 2024, 2023 and 2022 and excludes nonrecurring fair value measurements of assets no longer outstanding as of the reporting date.

Year ended December 31, 2024

(In thousands)	Level 1	Level 2	Level 3	Total	Write-downs
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					
Loans [1]	$ –	$ –	$ 6,808	$ 6,808	$ (939)
Other real estate owned [2]	–	–	6,050	6,050	(1,934)
Other foreclosed assets [2]	–	–	134	134	(55)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 12,992	$ 12,992	$ (2,928)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

Year ended December 31, 2023

(In thousands)	Level 1	Level 2	Level 3	Total	Write-downs
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					
Loans [1]	$ –	$ –	$ 10,091	$ 10,091	$ (3,157)
Other real estate owned [2]	–	–	6,560	6,560	(1,516)
Other foreclosed assets [2]	–	–	102	102	(28)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 16,753	$ 16,753	$ (4,701)

[1] Relates mainly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

Year ended December 31, 2022

(In thousands)	Level 1	Level 2	Level 3	Total	Write-downs
NONRECURRING FAIR VALUE MEASUREMENTS					
Assets					
Loans [1]	$ –	$ –	$ 11,215	$ 11,215	$ (2,067)
Other real estate owned [2]	–	–	3,992	3,992	(1,026)
Other foreclosed assets [2]	–	–	13	13	(1)
Long-lived assets held-for-sale [3]	–	–	1,178	1,178	(2,155)
Total assets measured at fair value on a nonrecurring basis	$ –	$ –	$ 16,398	$ 16,398	$ (5,249)

[1] Relates mostly to certain impaired collateral dependent loans. The impairment was measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations. Costs to sell are excluded from the reported fair value amount.

[2] Represents the fair value of foreclosed real estate and other collateral owned that were written down to their fair value. Costs to sell are excluded from the reported fair value amount.

[3] Represents the fair value of long-lived assets held-for-sale that were written down to their fair value.

The following tables present the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2024, 2023, and 2022.

	Year ended December 31, 2024						
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2024	$ 606	$2,500	$ 5	$112	$167	$118,109	$121,499
Gains (losses) included in earnings	–	(500)	–	–	(34)	(11,370)	(11,904)
Gains (losses) included in OCI	3	–	–	–	–	–	3
Additions	–	–	–	–	–	1,364	1,364
Sales	–	250	–	–	–	–	250
Settlements	(125)	–	(5)	(28)	–	–	(158)
Balance at December 31, 2024	$ 484	$2,250	$ –	$ 84	$133	$108,103	$111,054
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2024	$ –	$ –	$ –	$ 1	$ 7	$ (2,120)	$ (2,112)

	Year ended December 31, 2023						
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets
Balance at January 1, 2023	$ 711	$1,000	$ 113	$ 215	$207	$128,350	$130,596
Gains (losses) included in earnings	–	–	–	(2)	(40)	(11,589)	(11,631)
Gains (losses) included in OCI	(5)	–	–	–	–	–	(5)
Additions	–	1,500	4	–	–	2,097	3,601
Sales	–	–	–	–	–	(1,269)	(1,269)
Settlements	(100)	–	(112)	(101)	–	520	207
Balance at December 31, 2023	$ 606	$2,500	$ 5	$ 112	$167	$118,109	$121,499
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2023	$ –	$ –	$ –	$ (1)	$ 18	$ (529)	$ (512)

	Year ended December 31, 2022								
(In thousands)	MBS classified as debt securities available-for-sale	Other classified as debt securities available-for-sale	CMOs classified as trading account debt securities	MBS classified as trading account debt securities	Other securities classified as trading account debt securities	Mortgage servicing rights	Total assets	Contingent Consideration	Total liabilities
Balance at January 1, 2022	$ 826	$ –	$198	$ –	$280	$121,570	$122,874	$(9,241)	$(9,241)
Gains (losses) included in earnings	–	–	(2)	4	(73)	166	95	9,241	9,241
Gains (losses) included in OCI	(15)	–	–	–	–	–	(15)	–	–
Additions	–	1,000	5	211	–	6,614	7,830	–	–
Settlements	(100)	–	(88)	–	–	–	(188)	–	–
Balance at December 31, 2022	$ 711	$1,000	$113	$215	$207	$128,350	$130,596	$ –	$ –
Changes in unrealized gains (losses) included in earnings relating to assets still held at December 31, 2022	$ –	$ –	$ (2)	$ 4	$(23)	$ 11,964	$ 11,943	$ –	$ –

Gains and losses (realized and unrealized) included in earnings for the years ended December 31, 2024, 2023, and 2022 for Level 3 assets and liabilities included in the previous tables are reported in the consolidated statement of operations as follows:

	2024		2023		2022	
(In thousands)	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date	Total gains (losses) included in earnings	Changes in unrealized gains (losses) relating to assets still held at reporting date
Mortgage banking activities	$(11,370)	$(2,120)	$(11,589)	$(529)	$ 166	$11,964
Trading account (loss) profit	(34)	8	(42)	17	(71)	(21)
Other operating income	–	–	–	–	9,241	–
Provision for credit losses	(500)	–	–	–	–	–
Total	$(11,904)	$(2,112)	$(11,631)	$(512)	$9,336	$11,943

The following tables include quantitative information about significant unobservable inputs used to derive the fair value of Level 3 instruments, excluding those instruments for which the unobservable inputs were not developed by the Corporation such as prices of prior transactions and/or unadjusted third-party pricing sources at December 31, 2024 and 2023.

(In thousands)	Fair value at December 31, 2024	Valuation technique	Unobservable inputs	Weighted average (range) [1]
Other - trading	$ 133	Discounted cash flow model	Weighted average life	2 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$6,808 [2]	External appraisal	Haircut applied on external appraisals	6.6% (5.0% - 10.0%)
Other real estate owned	$ 53 [3]	External appraisal	Haircut applied on external appraisals	60.1% (35.0% - 65.6%)

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

(In thousands)	Fair value at December 31, 2023	Valuation technique	Unobservable inputs	Weighted average (range) [1]
CMO's - trading	$ 5	Discounted cash flow model	Weighted average life	0.2 years (0.1 - 0.2 years)
			Yield	4.9%
			Prepayment speed	14.5%
Other - trading	$ 167	Discounted cash flow model	Weighted average life	2.3 years
			Yield	12.0%
			Prepayment speed	10.8%
Loans held-in-portfolio	$10,023 [2]	External appraisal	Haircut applied on external appraisals	6.9% (5.0% - 10.0%)
Other real estate owned	$ 325 [3]	External appraisal	Haircut applied on external appraisals	35.0%

[1] Weighted average of significant unobservable inputs used to develop Level 3 fair value measurements were calculated by relative fair value.
[2] Loans held-in-portfolio in which haircuts were not applied to external appraisals were excluded from this table.
[3] Other real estate owned in which haircuts were not applied to external appraisals were excluded from this table.

The significant unobservable inputs used in the fair value measurement of the Corporation's collateralized mortgage obligations and interest-only collateralized mortgage obligation (reported as "other"), which are classified in the "trading" category, are yield, constant prepayment rate, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. The significant unobservable inputs used in the fair value measurement of the Corporation's mortgage servicing rights are constant prepayment rates and discount rates. Increases in interest rates may result in lower prepayments. Discount rates vary according to products and / or portfolios depending on the perceived risk. Increases in discount rates result in a lower fair value measurement.

Following is a description of the Corporation's valuation methodologies used for assets and liabilities measured at fair value. The disclosure requirements exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

Trading account debt securities and debt securities available-for-sale

- U.S. Treasury securities: The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. U.S. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- Obligations of U.S. Government sponsored entities: The Obligations of U.S. Government sponsored entities include U.S. agency securities, which fair value is based on an active exchange market and on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2.

- Obligations of Puerto Rico, States and political subdivisions: Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks and swap curves, market data feeds such as those obtained from municipal market sources, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- Mortgage-backed securities: Certain agency mortgage-backed securities ("MBS") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local brokers dealers. These particular MBS are classified as Level 3.

- Collateralized mortgage obligations: Agency collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value derived from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These CMOs are classified as Level 2. Other CMOs, due to their limited liquidity, are classified as Level 3 due to the insufficiency of inputs such as executed trades, credit information and cash flows.

- Corporate securities (included as "other" in the "available-for-sale" category): Given that the quoted prices are for similar instruments, these securities are classified as Level 2.

- Corporate securities and interest-only strips (included as "other" in the "trading account debt securities" category): For corporate securities, quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. Given that the fair value was estimated based on a discounted cash flow model using unobservable inputs, interest-only strips are classified as Level 3.

Equity securities

Equity securities are comprised principally of shares in closed-ended and open-ended mutual funds and other equity securities. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Mutual funds are classified as Level 2. Other equity securities that do not trade in highly liquid markets are also classified as Level 2, except for one equity security that do not have readily determinable fair value and is under an investment company is measured at NAV.

Mortgage servicing rights

Mortgage servicing rights ("MSRs") do not trade in an active market with readily observable prices. MSRs are priced using a discounted cash flow model valuation performed by a third party. The discounted cash flow model incorporates assumptions that market participants would use in estimating future net servicing income, including portfolio characteristics, prepayments assumptions, discount rates, delinquency and foreclosure rates, late charges, other ancillary revenues, cost to service and other economic factors. Prepayment speeds are adjusted for the loans' characteristics and portfolio behavior. Due to the unobservable nature of certain valuation inputs, the MSRs are classified as Level 3.

Derivatives

Interest rate caps and indexed options are traded in over-the-counter active markets. These derivatives are indexed to an observable interest rate benchmark, such as LIBOR or equity indexes, and are priced using an income approach based on present value and option pricing models using observable inputs. Other derivatives are liquid and have quoted prices, such as forward contracts or "to be announced securities" ("TBAs"). All of these derivatives are classified as Level 2. The non-performance risk is determined using internally-developed models that consider the collateral held, the remaining term, and the creditworthiness of the entity that bears the risk, and uses available public data or internally-developed data related to current spreads that denote their probability of default.

Contingent consideration liability

The fair value of the contingent consideration, which was related to earnout payments that could be payable over a three-year period to K2 Capital Group LLC's ("K2") related to an equipment leasing and financing business acquired by the Corporation during the year 2022, was calculated based on a discounted cash flow technique using the probability-weighted average from likely scenarios. This contingent consideration is classified as Level 3.

Loans held-in-portfolio that are collateral dependent

The impairment is measured based on the fair value of the collateral, which is derived from appraisals that take into consideration prices in observed transactions involving similar assets in similar locations and which could be subject to internal adjustments. These collateral dependent loans are classified as Level 3.

Loans measured at fair value or measured at the lower of cost or market

Loans held-for-sale measured at fair value or measured at the lower of cost or market were priced based on secondary market prices. These loans are classified as Level 2.

Other real estate owned and other foreclosed assets

Other real estate owned includes real estate properties securing mortgage, consumer, and commercial loans. Other foreclosed assets include primarily automobiles securing auto loans. The fair value of foreclosed assets may be determined using an external appraisal, broker price opinion, or an internal valuation. These foreclosed assets are classified as Level 3 since they are subject to internal adjustments.

ROU assets and leasehold improvements

The impairment was measured based on the sublease rental value of the branches that were subject to the strategic realignment of PB's New York Metro Branch network. These ROU assets and leasehold improvements are classified as Level 3.

Long-lived assets held-for-sale

The Corporation evaluates for impairment its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and records a write down for the difference between the carrying amount and the fair value less cost to sell. These long-lived assets held-for-sale are classified as Level 3.

Trademark

The write-down on impairment of a trademark was based on the discontinuance of origination thru e-loan platform. This trademark is classified as Level 3.

Note 28 - Fair value of financial instruments

The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For those financial instruments with no quoted market prices available, fair values have been estimated using present value calculations or other valuation techniques, as well as management's best judgment with respect to current economic conditions, including discount rates, estimates of future cash flows, and prepayment assumptions. Many of these estimates involve various assumptions and may vary significantly from amounts that could be realized in actual transactions.

The fair values reflected herein have been determined based on the prevailing rate environment at December 31, 2024 and December 31, 2023, as applicable. In different interest rate environments, fair value estimates can differ significantly, especially for certain fixed rate financial instruments. In addition, the fair values presented do not attempt to estimate the value of the Corporation's fee generating businesses and anticipated future business activities, that is, they do not represent the Corporation's value as a going concern. There have been no changes in the Corporation's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value.

The following tables present the carrying amount and estimated fair values of financial instruments with their corresponding level in the fair value hierarchy. The aggregate fair value amounts of the financial instruments disclosed do not represent management's estimate of the underlying value of the Corporation.

			December 31, 2024			
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 419,638	$ 419,638	$ –	$ –	$ –	$ 419,638
Money market investments	6,380,948	6,371,180	9,768	–	–	6,380,948
Trading account debt securities, excluding derivatives[1]	32,783	2,814	29,752	217	–	32,783
Debt securities available-for-sale[1]	18,245,903	7,512,171	10,730,998	2,734	–	18,245,903
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 7,693,418	$ –	$ 7,623,824	$ –	$ –	$ 7,623,824
Obligations of Puerto Rico, States and political subdivisions	51,865	–	6,866	44,711	–	51,577
Collateralized mortgage obligation-federal agency	1,518	–	1,304	–	–	1,304
Securities in wholly owned statutory business trusts	5,959	–	5,959	–	–	5,959
Total debt securities held-to-maturity	$ 7,752,760	$ –	$ 7,637,953	$ 44,711	$ –	$ 7,682,664
Equity securities:						
FHLB stock	$ 55,786	$ –	$ 55,786	$ –	$ –	$ 55,786
FRB stock	100,304	–	100,304	–	–	100,304
Other investments	52,076	–	45,664	6,528	381	52,573
Total equity securities	$ 208,166	$ –	$ 201,754	$ 6,528	$381	$ 208,663
Loans held-for-sale	$ 5,423	$ –	$ 5,423	$ –	$ –	$ 5,423
Loans held-in-portfolio	36,361,628	–	–	35,652,539	–	35,652,539
Mortgage servicing rights	108,103	–	–	108,103	–	108,103
Derivatives	26,023	–	26,023	–	–	26,023

			December 31, 2024			
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$55,871,463	$ –	$55,871,463	$ –	$ –	$55,871,463
Time deposits	9,012,882	–	8,795,803	–	–	8,795,803
Total deposits	$64,884,345	$ –	$64,667,266	$ –	$ –	$64,667,266
Assets sold under agreements to repurchase	$ 54,833	$ –	$ 54,845	$ –	$ –	$ 54,845
Other short-term borrowings[2]	225,000	–	225,000	–	–	225,000
Notes payable:						
FHLB advances	$ 302,722	$ –	$ 295,023	$ –	$ –	$ 295,023
Unsecured senior debt securities	395,198	–	415,148	–	–	415,148
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,373	–	189,758	–	–	189,758
Total notes payable	$ 896,293	$ –	$ 899,929	$ –	$ –	$ 899,929
Derivatives	$ 22,832	$ –	$ 22,832	$ –	$ –	$ 22,832

[1] Refer to Note 27 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.
[2] Refer to Note 16 to the Consolidated Financial Statements for the composition of other short-term borrowings.

	December 31, 2023					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Assets:						
Cash and due from banks	$ 420,462	$ 420,462	$ –	$ –	$ –	$ 420,462
Money market investments	6,998,871	6,991,758	7,113	–	–	6,998,871
Trading account debt securities, excluding derivatives[1]	31,568	16,859	14,425	284	–	31,568
Debt securities available-for-sale[1]	16,729,044	3,936,036	12,789,902	3,106	–	16,729,044
Debt securities held-to-maturity:						
U.S. Treasury securities	$ 8,121,411	$ –	$ 8,092,339	$ –	$ –	$ 8,092,339
Obligations of Puerto Rico, States and political subdivisions	59,628	–	7,007	52,671	–	59,678
Collateralized mortgage obligation-federal agency	1,556	–	1,395	13	–	1,408
Securities in wholly owned statutory business trusts	5,960	–	5,960	–	–	5,960
Total debt securities held-to-maturity	$ 8,188,555	$ –	$ 8,106,701	$ 52,684	$ –	$ 8,159,385
Equity securities:						
FHLB stock	$ 49,549	$ –	$ 49,549	$ –	$ –	$ 49,549
FRB stock	98,948	–	98,948	–	–	98,948
Other investments	45,229	–	37,965	7,869	310	46,144
Total equity securities	$ 193,726	$ –	$ 186,462	$ 7,869	$310	$ 194,641
Loans held-for-sale	$ 4,301	$ –	$ 4,328	$ –	$ –	$ 4,328
Loans held-in-portfolio	34,335,630	–	–	33,376,255	–	33,376,255
Mortgage servicing rights	118,109	–	–	118,109	–	118,109
Derivatives	24,419	–	24,419	–	–	24,419

	December 31, 2023					
(In thousands)	Carrying amount	Level 1	Level 2	Level 3	Measured at NAV	Fair value
Financial Liabilities:						
Deposits:						
Demand deposits	$55,116,351	$ –	$55,116,351	$ –	$ –	$55,116,351
Time deposits	8,501,892	–	8,154,823	–	–	8,154,823
Total deposits	$63,618,243	$ –	$63,271,174	$ –	$ –	$63,271,174
Assets sold under agreements to repurchase	$ 91,384	$ –	$ 91,386	$ –	$ –	$ 91,386
Notes payable:						
FHLB advances	$ 394,665	$ –	$ 377,851	$ –	$ –	$ 377,851
Unsecured senior debt securities	393,937	–	400,848	–	–	400,848
Junior subordinated deferrable interest debentures (related to trust preferred securities)	198,346	–	180,076	–	–	180,076
Total notes payable	$ 986,948	$ –	$ 958,775	$ –	$ –	$ 958,775
Derivatives	$ 21,103	$ –	$ 21,103	$ –	$ –	$ 21,103

[1] Refer to Note 27 to the Consolidated Financial Statements for the fair value by class of financial asset and its hierarchy level.

Refer to Note 23 to the Consolidated Financial Statements for the notional amount of commitments to extend credit, which represents the unused portion of credit facilities granted to customers, and letters of credit, which represent the contractual amount that is required to be paid in the event of nonperformance, at December 31, 2024 and December 31, 2023. The fair value of commitments to extend credit and letters of credit, which are based on the fees charged to enter into those agreements, are not material to Popular's financial statements.

Note 29 – Employee benefits

Certain employees of BPPR are covered by three non-contributory defined benefit pension plans, the Banco Popular de Puerto Rico Retirement Plan and two Restoration Plans (the "Pension Plans"). Pension benefits are based on age, years of credited service, and final average compensation.

The Pension Plans are currently closed to new hires and the accrual of benefits are frozen to all participants. The Pension Plans' benefit formula is based on a percentage of average final compensation and years of service as of the plan freeze date.

Normal retirement age under the retirement plan is age 65 with 5 years of service. Pension costs are funded in accordance with minimum funding standards under the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Pension Plans are subject to the U.S. and Puerto Rico Internal Revenue Code limits on compensation and benefits. Benefits under restoration plans restore benefits to selected employees that are limited under the Banco Popular de Puerto Rico Retirement Plan due to U.S. and Puerto Rico Internal Revenue Code limits and a compensation definition that excludes amounts deferred pursuant to nonqualified arrangements.

In addition to providing pension benefits, BPPR provides certain health care benefits for certain retired employees (the "OPEB Plan"). Regular employees of BPPR, hired before February 1, 2000, may become eligible for health care benefits, provided they reach retirement age while working for BPPR.

The Corporation's funding policy is to make annual contributions to the Pension Plans, when necessary, in amounts which fully provide for all benefits as they become due under the plans.

The Corporation's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with BPPR contributions to the fund, will maintain the fund's ability to meet all required benefit obligations. Risk is controlled through diversification of asset types, such as investments in domestic and international equities and fixed income.

Equity investments include various types of stock and index funds. Also, this category includes Popular, Inc.'s common stock. Fixed income investments include U.S. Government securities and other U.S. agencies' obligations, corporate bonds, mortgage loans, mortgage-backed securities and index funds, among others. A designated committee periodically reviews the performance of the pension plans' investments and assets allocation. The Trustee and the money managers are allowed to exercise investment discretion, subject to limitations established by the pension plans' investment policies. The plans forbid money managers to enter into derivative transactions, unless approved by the Trustee.

The overall expected long-term rate-of-return-on-assets assumption reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. The assumption has been determined by reflecting expectations regarding future rates of return for the plan assets, with consideration given to the distribution of the investments by asset class and historical rates of return for each individual asset class. This process is reevaluated at least on an annual basis and if market, actuarial and economic conditions change, adjustments to the rate of return may come into place.

The Pension Plans weighted average asset allocation as of December 31, 2024 and 2023 and the approved asset allocation ranges, by asset category, are summarized in the table below.

	Minimum allotment	Maximum allotment	2024	2023
Equity	0%	70%	10%	22%
Debt securities	0%	100%	85%	74%
Popular related securities	0%	5%	1%	2%
Cash and cash equivalents	0%	100%	4%	2%

The following table sets forth by level, within the fair value hierarchy, the Pension Plans' assets at fair value at December 31, 2024 and 2023. Investments measured at net asset value per share ("NAV") as a practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation of the plans' assets.

	2024					2023				
(In thousands)	Level 1	Level 2	Level 3	Measured at NAV	Total	Level 1	Level 2	Level 3	Measured at NAV	Total
Obligations of the U.S. Government, its agencies, states and political subdivisions	$ –	$ 6,956	$ –	$125,476	$132,432	$ –	$ 3,711	$ –	$154,459	$158,170
Corporate bonds and debentures	–	364,900	–	10,734	375,634	–	295,141	–	7,042	302,183
Equity securities - Common Stock	3,821	–	–	–	3,821	34,334	–	–	–	34,334
Equity securities - ETF's	32,372	6,503	–	–	38,875	42,798	17,173	–	–	59,971
Foreign commingled trust funds	–	–	–	20,097	20,097	–	–	–	51,392	51,392
Mutual fund	–	9,833	–	–	9,833	–	1,610	–	22,642	24,252
Mortgage-backed securities	–	14,160	–	–	14,160	–	9,289	–	–	9,289
Cash and cash equivalents	17,034	–	–	–	17,034	8,908	–	–	–	8,908
Accrued investment income	–	–	5,289	–	5,289	–	–	3,927	–	3,927
Total assets	$53,227	$402,352	$5,289	$156,307	$617,175	$86,040	$326,924	$3,927	$235,535	$652,426

The closing prices reported in the active markets in which the securities are traded are used to value the investments.

Following is a description of the valuation methodologies used for investments measured at fair value:

- Obligations of U.S. Government, its agencies, states and political subdivisions - The fair value of Obligations of U.S. Government and its agencies obligations are based on an active exchange market and on quoted market prices for similar securities. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. The fair value of municipal bonds are based on trade data on these instruments reported on Municipal Securities Rulemaking Board ("MSRB") transaction reporting system or comparable bonds from the same issuer and credit quality. These securities are classified as Level 2, except for the governmental index funds that are measured at NAV.

- Corporate bonds and debentures - Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2, except for the corporate bond funds that are measured at NAV.

- Equity securities - common stock - Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

- Equity securities - ETF's - Exchange Traded Funds shares with quoted market prices obtained from an active exchange market. Highly liquid ETF's are classified as Level 1 while less liquid ETF's are classified as Level 2.

- Foreign commingled trust fund - Collective investment funds that are valued using the NAV per share practical expedient, were not categorized within the fair value hierarchy and were presented separately. The Fund's investments are in an international equity portfolio and in an emerging markets equity fund.

- Mutual funds - Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC) and are required to publish their daily NAV. Since these funds have liquid markets with trading activity of these or similar securities they are considered level 2.

- Cash and cash equivalents - The carrying amount of cash and cash equivalents is a reasonable estimate of the fair value since it is available on demand or due to their short-term maturity. Cash and cash equivalents are classified as Level 1.

- Accrued investment income - Given the short-term nature of these assets, their carrying amount approximates fair value. Since there is a lack of observable inputs related to instrument specific attributes, these are reported as Level 3.

The preceding valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in Level 3 assets measured at fair value.

(In thousands)	2024	2023
Balance at beginning of year	$3,927	$3,581
Purchases, sales, issuance and settlements (net)	1,362	346
Balance at end of year	$5,289	$3,927

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2024 and 2023. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2024 and 2023.

Information on the shares of common stock held by the pension plans is provided in the table that follows.

(In thousands, except number of shares information)	2024	2023
Shares of Popular, Inc. common stock	40,619	178,611
Fair value of shares of Popular, Inc. common stock	$ 3,821	$ 14,659
Dividends paid on shares of Popular, Inc. common stock held by the plan	$ 360	$ 384

The following table presents the components of net periodic benefit cost for the years ended December 31, 2024, 2023 and 2022.

	Pension Plans			OPEB Plan		
(In thousands)	2024	2023	2022	2024	2023	2022
(in thousands)						
Service cost	$ –	$ –	$ –	$ 127	$ 191	$ 485
Other operating expenses:						
Interest cost	30,234	31,548	19,199	5,686	6,082	3,931
Expected return on plan assets	(34,376)	(34,365)	(35,388)	–	–	–
Recognized net actuarial loss	16,664	21,465	15,644	(2,193)	(2,212)	–
Net periodic cost (benefit)	$ 12,522	$ 18,648	$ (545)	$ 3,620	$ 4,061	$4,416
Other Adjustments	–	–	–	–	–	60
Total cost (benefit)	$ 12,522	$ 18,648	$ (545)	$ 3,620	$ 4,061	$4,476

The following table sets forth the aggregate status of the plans and the amounts recognized in the consolidated financial statements at December 31, 2024 and 2023.

(In thousands)	Pension Plans		OPEB Plan	
	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 635,794	$ 628,175	$ 117,045	$ 118,336
Service cost	–	–	127	191
Interest cost	30,234	31,548	5,686	6,082
Actuarial (gain)/loss[1]	(31,747)	16,861	(16,787)	(1,180)
Benefits paid	(44,523)	(40,790)	(6,899)	(6,384)
Benefit obligation at end of year	$ 589,758	$ 635,794	$ 99,172	$ 117,045
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 652,426	$ 619,885	$ –	$ –
Actual return on plan assets	9,042	73,101	–	–
Employer contributions	230	230	6,899	6,384
Benefits paid	(44,523)	(40,790)	(6,899)	(6,384)
Fair value of plan assets at end of year	$ 617,175	$ 652,426	$ –	$ –
Funded status of the plan:				
Benefit obligation at end of year	$(589,758)	$(635,794)	$ (99,172)	$(117,045)
Fair value of plan assets at end of year	617,175	652,426	–	–
Funded status at year end	$ 27,417	$ 16,632	$ (99,172)	$(117,045)
Amounts recognized in accumulated other comprehensive loss:				
Net loss/(gain)	177,017	200,094	(40,048)	(25,454)
Accumulated other comprehensive loss (AOCL)	$ 177,017	$ 200,094	$ (40,048)	$ (25,454)
Reconciliation of net (liabilities) assets:				
Net liabilities at beginning of year	$ 16,632	$ (8,290)	$(117,045)	$(118,336)
Amount recognized in AOCL at beginning of year, pre-tax	200,094	243,434	(25,454)	(26,486)
Amount prepaid (liability) at beginning of year	216,726	235,144	(142,499)	(144,822)
Total benefit cost	(12,522)	(18,648)	(3,620)	(4,061)
Contributions	230	230	6,899	6,384
Amount prepaid (liability) at end of year	204,434	216,726	(139,220)	(142,499)
Amount recognized in AOCL	(177,017)	(200,094)	40,048	25,454
Net asset/(liabilities) at end of year	$ 27,417	$ 16,632	$ (99,172)	$(117,045)

[1] For 2024, the significant component of the Pension Plans actuarial gain were mainly related to an decrease in the obligation due to an increase in the single weighted-average discount rates and a change to certain demographic assumptions partially offset by a lower return on the fair value of plan assets. For OPEB plans, significant components of the actuarial gain that changed the benefit obligation were mainly related to the per capita assumption at year end that improved the funded position, a change to certain demographic assumptions, a favorable demographic experience from larger than expected reductions and an increase in discount rates. For 2023, the significant component of the Pension Plans actuarial loss were mainly related to a higher return on the fair value of plan assets partially offset by an increase in the obligation due to a decrease in the single weighted-average discount rates. For OPEB plans, significant components of the actuarial gain that changed the benefit obligation were mainly related to the per capita assumption at year end that improved the funded position and the gain associated with census data updates and plan experience better than expected offset by the decrease in discount rates.

The following table presents the change in accumulated other comprehensive loss ("AOCL"), pre-tax, for the years ended December 31, 2024 and 2023.

(In thousands)	Pension Plans		OPEB Plan	
	2024	2023	2024	2023
Accumulated other comprehensive loss at beginning of year	$200,094	$243,434	$(25,454)	$(26,486)
Increase (decrease) in AOCL:				
Recognized during the year:				
Amortization of actuarial losses	(16,664)	(21,465)	2,193	2,212
Occurring during the year:				
Net actuarial (gains)/losses	(6,413)	(21,875)	(16,787)	(1,180)
Total (decrease) increase in AOCL	(23,077)	(43,340)	(14,594)	1,032
Accumulated other comprehensive loss at end of year	$177,017	$200,094	$(40,048)	$(25,454)

The Corporation estimates the service and interest cost components utilizing a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

To determine benefit obligation at year end, the Corporation used a weighted average of annual spot rates applied to future expected cash flows for years ended December 31, 2024 and 2023.

The following table presents the discount rate and assumed health care cost trend rates used to determine the benefit obligation and net periodic benefit cost for the plans:

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:	Pension Plan			OPEB Plan		
	2024	2023	2022	2024	2023	2022
Discount rate for benefit obligation	5.02 - 5.05%	5.34 - 5.37%	2.79 - 2.83%	5.10%	5.42%	2.94%
Discount rate for service cost	N/A	N/A	N/A	5.37%	5.66%	3.21%
Discount rate for interest cost	4.95 - 4.96%	5.23 - 5.24%	2.30 - 2.33%	4.99%	5.28%	2.51%
Expected return on plan assets	5.60 - 6.60%	5.90 - 6.50%	4.30 - 5.40%	N/A	N/A	N/A
Initial health care cost trend rate	N/A	N/A	N/A	7.25%	7.50%	4.75%
Ultimate health care cost trend rate	N/A	N/A	N/A	4.50%	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	N/A	2035	2035	2023

Weighted average assumptions used to determine benefit obligation at December 31:	Pension Plans		OPEB Plan	
	2024	2023	2024	2023
Discount rate for benefit obligation	5.54-5.57%	5.02-5.05%	5.65%	5.10%
Initial health care cost trend rate	N/A	N/A	7.00%	7.25%
Ultimate health care cost trend rate	N/A	N/A	4.50%	4.50%
Year that the ultimate trend rate is reached	N/A	N/A	2035	2035

The following table presents information for plans with a projected benefit obligation and accumulated benefit obligation in excess of plan assets for the years ended December 31, 2024 and 2023.

(In thousands)	Pension Plans		OPEB Plan	
	2024	2023	2024	2023
Projected benefit obligation	$33,993	$35,965	$99,172	$117,045
Accumulated benefit obligation	33,993	36,965	99,172	117,045
Fair value of plan assets	28,177	29,193	–	–

The following table presents information for plans with plan assets in excess of its projected benefit obligation and accumulated benefit obligation for the years ended December 31, 2024 and 2023.

	Pension Plans		OPEB Plan	
(In thousands)	2024	2023	2024	2023
Projected benefit obligation	$555,765	$599,829	$ –	$ –
Accumulated benefit obligation	555,765	599,829	–	–
Fair value of plan assets	588,998	623,233	–	–

The Corporation expects to make the following contributions to the plans during the year ended December 31, 2025.

(In thousands)	2025
Pension Plans	$ 227
OPEB Plan	$5,428

Benefit payments projected to be made from the plans during the next ten years are presented in the table below.

(In thousands)	Pension Plans	OPEB Plan
2025	$ 49,495	$ 5,428
2026	45,628	5,656
2027	45,603	5,878
2028	45,475	6,111
2029	45,207	6,311
2030 - 2034	218,548	33,950

The table below presents a breakdown of the plans' assets and liabilities at December 31, 2024 and 2023.

	Pension Plans		OPEB Plan	
(In thousands)	2024	2023	2024	2023
Non-current assets	$33,233	$23,404	$ –	$ –
Current liabilities	222	222	5,304	5,595
Non-current liabilities	5,594	6,550	93,868	111,451

Savings plans

The Corporation also provides defined contribution savings plans pursuant to Section 1081.01(d) of the Puerto Rico Internal Revenue Code and Section 401(k) of the U.S. Internal Revenue Code, as applicable, for substantially all the employees of the Corporation. Investments in the plans are participant-directed, and employer matching contributions are determined based on the specific provisions of each plan. Employees are fully vested in the employer's contribution after five years of service. The cost of providing these benefits in the year ended December 31, 2024 was $21.4 million (2023 - $20.3 million, 2022 - $18.7 million).

The plans held 1,177,588 (2023 - 1,253,702) shares of common stock of the Corporation with a market value of approximately $110.8 million at December 31, 2024 (2023 - $102.9 million).

Note 30 - Net income per common share

The following table sets forth the computation of net income per common share ("EPS"), basic and diluted, for the years ended December 31, 2024, 2023 and 2022:

(In thousands, except per share information)	2024	2023	2022
Net income	$ 614,212	$ 541,342	$ 1,102,641
Preferred stock dividends	(1,412)	(1,412)	(1,412)
Net income applicable to common stock	$ 612,800	$ 539,930	$ 1,101,229
Average common shares outstanding	71,590,757	71,710,265	75,147,263
Average potential dilutive common shares	32,945	81,427	126,740
Average common shares outstanding - assuming dilution	71,623,702	71,791,692	75,274,003
Basic EPS	$ 8.56	$ 7.53	$ 14.65
Diluted EPS	$ 8.56	$ 7.52	$ 14.63

Potential common shares consist of shares of common stock issuable under the assumed exercise of stock options, restricted stock and performance share awards using the treasury stock method. This method assumes that the potential common shares are issued and the proceeds from exercise, in addition to the amount of compensation cost attributed to future services, are used to purchase shares of common stock at the exercise date. The difference between the number of potential common shares issued and the shares of common stock purchased is added as incremental shares to the actual number of shares outstanding to compute diluted earnings per share. Warrants, stock options, restricted stock and performance share awards, if any, that result in lower potential common shares issued than shares of common stock purchased under the treasury stock method are not included in the computation of dilutive earnings per share since their inclusion would have an antidilutive effect in earnings per common share.

Note 31 - Revenue from contracts with customers

The following table presents the Corporation's revenue streams from contracts with customers by reportable segment for the years ended December 31, 2024, 2023 and 2022.

	Years ended December 31,					
(In thousands)	2024		2023		2022	
	BPPR	Popular U.S.	BPPR	Popular U.S.	BPPR	Popular U.S.
Service charges on deposit accounts	$141,240	$10,103	$137,297	$10,179	$146,073	$11,137
Other service fees:						
Debit card fees [1]	105,017	793	98,779	853	92,633	876
Insurance fees, excluding reinsurance	44,808	6,946	46,903	5,602	40,545	5,018
Credit card fees, excluding late fees and membership fees [1]	102,849	1,587	102,214	1,597	92,959	1,275
Sale and administration of investment products	33,213	–	26,316	–	23,553	–
Trust fees	27,659	–	26,160	–	23,614	–
Total revenue from contracts with customers [2]	$454,786	$19,429	$437,669	$18,231	$419,377	$18,306

[1] Effective in the third quarter of 2024, the Corporation reclassified certain interchange fees, which were previously included jointly with credit card fees from common network activity, as debit card fees. For the year ended December 31, 2024, these interchange fees were approximately $45.5 million, which include approximately $22.2 million corresponding to the first and second quarters of 2024 which were reclassified. For the years ended December 31, 2023 and 2022, interchange fees of approximately $45.3 and $43.3 million were reclassified, respectively.

[2] The amounts include intersegment transactions of $4.5 million, $5.0 million and $5.0 million, respectively, for the years ended December 31, 2024, 2023 and 2022.

Revenue from contracts with customers is recognized when, or as, the performance obligations are satisfied by the Corporation by transferring the promised services to the customers. A service is transferred to the customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized based on the services that have been rendered to date. Revenue from a performance obligation satisfied at a point in time is recognized when the customer obtains control over the service. The transaction price, or the amount of revenue recognized, reflects the consideration the Corporation expects to be entitled to in exchange for those promised services. In determining the transaction price, the Corporation considers the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Corporation is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. If the Corporation acts as principal, revenues are presented in the gross amount of consideration to which it expects to be entitled and are not netted with any related expenses. On the other hand, the Corporation is an agent if it does not control the specified goods or services before they are transferred to the customer. If the Corporation acts as an agent, revenues are presented in the amount of consideration to which it expects to be entitled, net of related expenses.

Following is a description of the nature and timing of revenue streams from contracts with customers:

Service charges on deposit accounts
Service charges on deposit accounts are earned on retail and commercial deposit activities and include, but are not limited to, nonsufficient fund fees, overdraft fees and checks stop payment fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. The Corporation is acting as principal in these transactions.

Debit card fees
Debit card fees include, but are not limited to, interchange fees, surcharging income and foreign transaction fees. These transaction-based fees are recognized at a point in time, upon occurrence of an activity or event or upon the occurrence of a condition which triggers the fee assessment. Interchange fees are recognized upon settlement of the debit card payment transactions. The Corporation is acting as principal in these transactions.

Insurance fees

Insurance fees include, but are not limited to, commissions and contingent commissions. Commissions and fees are recognized when related policies are effective since the Corporation does not have an enforceable right to payment for services completed to date. An allowance is created for expected adjustments to commissions earned related to policy cancellations. Contingent commissions are recorded on an accrual basis when the amount to be received is notified by the insurance company. The Corporation is acting as an agent since it arranges for the sale of the policies and receives commissions if, and when, it achieves the sale.

Credit card fees

Credit card fees include, but are not limited to, interchange fees, additional card fees, cash advance fees, balance transfer fees, foreign transaction fees, and returned payments fees. Credit card fees are recognized at a point in time, upon the occurrence of an activity or an event. Interchange fees are recognized upon settlement of the credit card payment transactions. The Corporation is acting as principal in these transactions.

Sale and administration of investment products

Fees from the sale and administration of investment products include, but are not limited to, commission income from the sale of investment products, asset management fees, underwriting fees, and mutual fund fees.

Commission income from investment products is recognized on the trade date since clearing, trade execution, and custody services are satisfied when the customer acquires or disposes of the rights to obtain the economic benefits of the investment products and brokerage contracts have no fixed duration and are terminable at will by either party. The Corporation is acting as principal in these transactions since it performs the service of providing the customer with the ability to acquire or dispose of the rights to obtain the economic benefits of investment products.

Asset management fees are satisfied over time and are recognized in arrears. At contract inception, the estimate of the asset management fee is constrained from the inclusion in the transaction price since the promised consideration is dependent on the market and thus is highly susceptible to factors outside the manager's influence. As advisor, the broker-dealer subsidiary is acting as principal.

Underwriting fees are recognized at a point in time, when the investment products are sold in the open market at a markup. When the broker-dealer subsidiary is lead underwriter, it is acting as an agent. In turn, when it is a participating underwriter, it is acting as principal.

Mutual fund fees, such as distribution fees, are considered variable consideration and are recognized over time, as the uncertainty of the fees to be received is resolved as NAV is determined and investor activity occurs. The promise to provide distribution-related services is considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. When the broker-dealer subsidiary is acting as a distributor, it is acting as principal. In turn, when it acts as third-party dealer, it is acting as an agent.

Trust fees

Trust fees are recognized from retirement plan, mutual fund administration, investment management, trustee, escrow, and custody and safekeeping services. These asset management services are considered a single performance obligation as it requires the provision of a series of distinct services that are substantially the same and have the same pattern of transfer. The performance obligation is satisfied over time, except for optional services and certain other services that are satisfied at a point in time. Revenues are recognized in arrears, when, or as, the services are rendered. The Corporation is acting as principal since, as asset manager, it has the obligation to provide the specified service to the customer and has the ultimate discretion in establishing the fee paid by the customer for the specified services.

Note 32 - Leases

The Corporation enters in the ordinary course of business into operating and finance leases for land, buildings and equipment. These contracts generally do not include purchase options or residual value guarantees. The remaining lease terms of 0.2 to 30.0 years considers options to extend the leases for up to 20 years. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Corporation recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating and finance leases in its Consolidated Statements of Financial Condition under the caption of other assets and other liabilities, respectively. Refer to Note 13 and Note 18 to the Consolidated Financial Statements, respectively, for information on the balances of these lease assets and liabilities.

The Corporation uses the incremental borrowing rate for purposes of discounting lease payments for operating and finance leases, since it does not have enough information to determine the rates implicit in the leases. The discount rates are based on fixed-rate and fully amortizing borrowing facilities of its banking subsidiaries that are collateralized. For leases held by non-banking subsidiaries, a credit spread is added to this rate based on financing transactions with a similar credit risk profile.

The following table presents the undiscounted cash flows of operating and finance leases for each of the following periods:

| | | | | | | | Total | Less: | |
| | | | | | | Later | Lease | Imputed | |
(In thousands)	2025	2026	2027	2028	2029	Years	Payments	Interest	Total
Operating Leases	$28,708	$20,567	$15,184	$12,657	$10,652	$30,371	$118,139	$(14,941)	$103,198
Finance Leases	4,459	4,222	2,927	2,592	2,414	9,527	26,141	(3,000)	23,141

<center>December 31, 2024</center>

The following table presents the lease cost recognized by the Corporation in the Consolidated Statements of Operations as follows:

	Years ended December 31,		
(In thousands)	2024	2023	2022
Finance lease cost:			
Amortization of ROU assets	$ 3,006	$ 4,192	$ 2,938
Interest on lease liabilities	912	1,063	1,117
Operating lease cost	30,660	31,596	30,534
Short-term lease cost	497	456	505
Variable lease cost	290	211	124
Sublease income	(81)	(66)	(37)
Total lease cost [1]	$35,284	$37,452	$35,181

[1] Total lease cost is recognized as part of net occupancy expense.

The following table presents supplemental cash flow information and other related information related to operating and finance leases.

	Years ended December 31,		
(Dollars in thousands)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 31,416	$ 31,124	$ 29,985
Operating cash flows from finance leases	912	1,063	1,117
Financing cash flows from finance leases	3,977	5,360	3,346
ROU assets obtained in exchange for new lease obligations:			
Operating leases	$ 2,290	$ 8,048	$ 14,564
Finance leases	732	6,198	556
Weighted-average remaining lease term:			
Operating leases	7.2 years	7.3 years	7.5 years
Finance leases	8.1 years	8.3 years	8.2 years
Weighted-average discount rate:			
Operating leases	3.4%	3.3%	3.0%
Finance leases	3.6%	3.9%	4.2%

As of December 31, 2024, the Corporation had additional operating leases contracts that have not yet commenced with an undiscounted contract amount of $12.5 million, which will have lease terms ranging from 10 to 20 years.

Note 33 - Stock-based compensation

Incentive Plan

On May 12, 2020, the shareholders of the Corporation approved the Popular, Inc. 2020 Omnibus Incentive Plan, which permits the Corporation to issue several types of stock-based compensation to employees and directors of the Corporation and/or any of its subsidiaries (the "2020 Incentive Plan"). The 2020 Incentive Plan replaced the Popular, Inc. 2004 Omnibus Incentive Plan, which was in effect prior to the adoption of the 2020 Incentive Plan (the "2004 Incentive Plan" and, together with the 2020 Incentive Plan, the "Incentive Plan"). Participants under the Incentive Plan are designated by the Talent and Compensation Committee of the Board of Directors (or its delegate, as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares to its employees and restricted stock and restricted stock units ("RSUs") to its directors.

The restricted stock granted under the Incentive Plan to employees becomes vested based on the employees' continued service with Popular. Unless otherwise stated in an agreement, the compensation cost associated with the shares of restricted stock granted prior to 2021 was determined based on a two-prong vesting schedule. These grants include ratable vesting over five or four years commencing at the date of grant (the "graduated vesting portion") with a portion vested at termination of employment after attainment of 55 years of age and 10 years of service or 60 years of age and 5 years of service (the "retirement vesting portion"). The graduated vesting portion is accelerated at termination of employment after attaining 55 years of age and 10 years of service or 60 years of age and 5 years of service. Restricted stock granted on or after 2021 have ratable vesting in equal annual installments over a period of 4 years or 3 years, depending in the classification of the employee. The vesting schedule is accelerated at termination of employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service.

The performance share awards granted under the Incentive Plan consist of the opportunity to receive shares of Popular, Inc.'s common stock provided that the Corporation achieves certain goals during a three-year performance cycle. The goals will be based on two metrics weighted equally: the Relative Total Shareholder Return ("TSR") and the Absolute Return on Average Tangible Common Equity ("ROATCE"). The TSR metric is considered to be a market condition under ASC 718. For equity settled awards based on a market condition, the fair value is determined as of the grant date and is not subsequently revised based on actual performance. The ROATCE metric is considered to be a performance condition under ASC 718. The fair value is determined based on the probability of achieving the ROATCE goal as of each reporting period. The TSR and ROATCE metrics are equally weighted and work independently. The number of shares that will ultimately vest ranges from 50% to a 150% of target based on both market (TSR) and performance (ROATCE) conditions. The performance shares vest at the end of the three-year performance cycle. If a participant terminates employment after attaining the earlier of 55 years of age and 10 years of service or 60 years of age and 5 years of service, the performance shares shall continue outstanding and vest at the end of the performance cycle.

The following table summarizes the restricted stock and performance shares activity under the Incentive Plan for members of management.

(Not in thousands)	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2022	321,883	$47.98
Granted	194,791	84.29
Performance Shares Quantity Adjustment	6,947	78.02
Vested	(240,033)	66.11
Forfeited	(1,625)	78.86
Non-vested at December 31, 2022	281,963	$56.50
Granted	257,757	66.01
Performance Shares Quantity Adjustment	19,753	75.32
Vested	(243,133)	66.31
Forfeited	(16,444)	55.82
Non-vested at December 31, 2023	299,896	$58.20
Granted	242,474	86.62
Performance Shares Quantity Adjustment	(18,650)	87.79
Vested	(267,873)	74.26
Forfeited	(7,939)	50.68
Non-vested at December 31, 2024	247,908	$66.86

During the year ended December 31, 2024, 177,249 shares of restricted stock (2023 - 200,303; 2022 - 137,934) and 65,225 performance shares (2023 - 57,454; 2022 - 56,857) were awarded to management under the Incentive Plan.

During the year ended December 31, 2024, the Corporation recognized $14.0 million of restricted stock expense related to management incentive awards, with a tax benefit of $2.4 million (2023 - $11.5 million, with a tax benefit of $1.9 million; 2022 - $10.3 million, with a tax benefit of $1.8 million). During the year ended December 31, 2024, the fair market value of the restricted stock and performance shares vested was $17.1 million at grant date and $23.3 million at vesting date. This differential triggers a windfall of $2.3 million that was recorded as a reduction in income tax expense. During the year ended December 31, 2024, the Corporation recognized $3.9 million of performance shares expense, with a tax benefit of $0.3 million (2023 - $3.5 million, with a tax benefit of $0.1 million; 2022 - $4.8 million, with a tax benefit of $0.4 million). The total unrecognized compensation cost related to non-vested restricted stock awards and performance shares to members of management at December 31, 2024 was $11.6 million and is expected to be recognized over a weighted-average period of 1.67 years.

The following table summarizes the restricted stock activity under the Incentive Plan for members of the Board of Directors:

(Not in thousands)	Units/Stocks	Weighted-average grant date fair value
Non-vested at January 1, 2022	–	–
Granted	25,321	$77.48
Vested	(25,321)	77.48
Forfeited	–	–
Non-vested at December 31, 2022	–	–
Granted	39,104	$55.30
Vested	(39,104)	55.30
Forfeited	–	–
Non-vested at December 31, 2023	–	–
Granted	25,462	$89.51
Vested	(25,462)	89.51
Forfeited	–	–
Non-vested at December 31, 2024	–	–

The equity awards granted to members of the Board of Directors of Popular, Inc. (the "Directors") will vest and become non-forfeitable on the grant date of such award. Effective in May 2019, all equity awards granted to the Directors may be paid in either unrestricted stock or RSUs at each Directors election. If RSUs are elected, the Directors may defer the delivery of the shares of common stock underlying the RSUs award until their retirement. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the Directors will receive an additional number of RSUs that reflect a reinvested dividend equivalent.

For 2024, 2023 and 2022, Directors elected RSUs and unrestricted stock. For the year ended December 31, 2024, 24,070 RSUs and 1,392 shares of unrestricted stock were granted to the Directors (2023 - 36,804 RSUs and 2,300 shares of unrestricted stock; 2022 - 25,321 RSUs and no shares of unrestricted stock). For the year ended December 31, 2024, $2.2 million of restricted stock expense related to these RSUs and unrestricted stocks were recognized, with a tax benefit of $0.4 million (2023 - $2.2 million with a tax benefit of $0.4 million; 2022 - $2.0 million with a tax benefit of $0.4 million). The fair value at vesting date of the RSUs vested during the year ended December 31, 2024 for the Directors was $2.3 million.

Note 34 - Income taxes
The components of income tax expense for the years ended December 31, 2024, 2023, and 2022 are summarized in the following table.

(In thousands)	2024	2023	2022
Current income tax expense:			
Puerto Rico	$107,405	$168,001	$156,425
Federal and States	51,291	9,335	9,034
Subtotal	158,696	177,336	165,459
Deferred income tax (benefit) expense:			
Puerto Rico	(6,982)	(50,871)	(4,373)
Federal and States	30,692	7,732	(28,756)
Subtotal	23,710	(43,139)	(33,129)
Total income tax expense (benefit)	$182,406	$134,197	$132,330

The table below presents a reconciliation of the statutory income tax rate to the effective income tax rate.:

	2024		2023		2022	
(In thousands)	Amount	% of pre-tax income	Amount	% of pre-tax income	Amount	% of pre-tax income
Computed income tax at statutory rates	$ 298,732	38%	$253,327	38%	$ 463,114	38%
Net benefit of tax exempt interest income	(125,732)	(16)	(95,222)	(14)	(165,065)	(13)
Effect of income subject to preferential tax rate	(29)	–	(1,854)	–	(86,797)	(7)
Deferred tax asset valuation allowance	3,390	–	2,304	–	(21,469)	(2)
NOL Adjustments	–	–	–	–	(34,817)	(3)
Difference in tax rates due to multiple jurisdictions	(17,111)	(2)	(12,857)	(2)	(26,887)	(2)
Unrecognized tax benefits	–	–	(1,529)	–	(1,503)	–
Other tax benefits	(4,500)	–	(2,925)	–	–	–
Tax on intercompany distributions [1]	24,325	3	–	–	–	–
State and local taxes	9,634	1	6,687	3	14,981	1
Others	(6,303)	(1)	(13,734)	(2)	(9,227)	(1)
Income tax expense (benefit)	$ 182,406	23%	$134,197	23%	$ 132,330	11%

[1] Includes $16.5 million of out-of-period adjustment.

For the year ended December 31, 2024, the Corporation recorded income tax expense of $182.4 million, compared to $134.2 million for the same period of 2023. The net increase of $48.2 million in income tax expense reflects the impact of the composition and source of taxable income between both years.

In addition, and as disclosed in Note 1, during the first quarter of 2024, the income tax expense for that period included $22.9 million, related to intercompany distributions, out of which $16.5 million were related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes. During years 2023 and 2022, $5.5 million and $5.4 million, respectively, should have been recognized as additional income tax expense, and an aggregate of $5.6 million in the years prior to 2022. As a result of this adjustment, the deferred tax assets related to NOL of the BHC and its related valuation allowance was reduced by $52.2 million. The Corporation also recognized $6.5 million in income tax expense during the quarter ended March 31, 2024, to reflect the U.S. federal tax withholding liability and estimated related Puerto Rico income tax arising from a $50.0 million dividend paid during that quarter.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of the Corporation's deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows:

	December 31, 2024		
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 4,861	$ 24,728	$ 29,589
Net operating loss and other carryforward available	52,211	610,279	662,490
Postretirement and pension benefits	27,786	–	27,786
Allowance for credit losses	247,153	24,415	271,568
Depreciation	7,700	7,229	14,929
FDIC-assisted transaction	152,665	–	152,665
Lease liability	25,167	16,451	41,618
Unrealized net loss on investment securities	252,411	20,996	273,407
Difference in outside basis from pass-through entities	50,144	–	50,144
Mortgage Servicing Rights	14,475	–	14,475
Other temporary differences	41,127	9,072	50,199
Total gross deferred tax assets	875,700	713,170	1,588,870
Deferred tax liabilities:			
Intangibles	88,351	55,926	144,277
Right of use assets	22,784	14,454	37,238
Deferred loan origination fees/cost	(1,880)	2,085	205
Loans acquired	18,415	–	18,415
Other temporary differences	6,799	429	7,228
Total gross deferred tax liabilities	134,469	72,894	207,363
Valuation allowance	69,837	386,914	456,751
Net deferred tax asset	$671,394	$253,362	$ 924,756

	December 31, 2023		
(In thousands)	PR	US	Total
Deferred tax assets:			
Tax credits available for carryforward	$ 263	$ 10,281	$ 10,544
Net operating loss and other carryforward available	122,634	620,982	743,616
Postretirement and pension benefits	38,121	–	38,121
Allowance for credit losses	244,956	28,222	273,178
Depreciation	6,774	6,578	13,352
FDIC-assisted transaction	152,665	–	152,665
Lease liability	29,070	20,492	49,562
Unrealized net loss on investment securities	312,583	19,037	331,620
Difference in outside basis from pass-through entities	46,056	–	46,056
Mortgage Servicing Rights	14,085	–	14,085
Other temporary differences	47,679	9,625	57,304
Total gross deferred tax assets	1,014,886	715,217	1,730,103
Deferred tax liabilities:			
Intangibles	84,635	51,944	136,579
Right of use assets	26,648	18,030	44,678
Deferred loan origination fees/cost	(1,056)	1,486	430
Loans acquired	20,430	–	20,430
Other temporary differences	6,402	422	6,824
Total gross deferred tax liabilities	137,059	71,882	208,941
Valuation allowance	139,347	374,035	513,382
Net deferred tax asset	$ 738,480	$269,300	$1,007,780

The net deferred tax asset shown in the table above at December 31, 2024, is reflected in the consolidated statements of financial condition as $926.3 million in net deferred tax assets (in the "other assets" caption) (December 31, 2023 - $1.0 billion) and $1.6 million in deferred tax liabilities (in the "other liabilities" caption) (December 31, 2023 - $1.3 million), reflecting the aggregate deferred tax assets or liabilities of individual tax-paying subsidiaries of the Corporation in their respective tax jurisdiction, Puerto Rico or the United States. The net reduction in the valuation allowance of approximately $56.6 million during the year ended December 31, 2024, was primarily due to the use of the BHC NOL of $52.2 million related to the additional income recognized on certain intercompany distributions received during prior years until year 2023, as disclosed above and in Note 1; also, for the first quarter of year 2024 an additional distribution was issued and the NOL and valuation allowance was reduced by $17.1 million as a result of such additional income. These variances were partially offset due to the increase in valuation allowance, mostly attributed to the change in the blended state tax rate applicable to net operating losses of the U.S. operation.

The deferred tax asset related to the NOLs and other carryforwards as of December 31, 2024, expires as follows:

(In thousands)

2025	$ 45
2026	−
2027	−
2028	225,301
2029	118,823
2030	127,798
2031	103,594
2032	15,836
2033	20,738
2034	−
2035	50,356
	$662,490

At December 31, 2024 the net deferred tax asset of the U.S. operations amounted to $640.3 million with a valuation allowance of $386.9 million, for a net deferred tax asset of $253.4 million. The Corporation evaluates on a quarterly basis the realization of the deferred tax asset by taxing jurisdiction. The U. S. operations sustained profitability for the three years period ended December 31, 2024. These historical financial results are objectively verifiable positive evidence, evaluated together with the positive evidence of stable credit metrics, in combination with the length of the expiration of the NOLs. On the other hand, the Corporation evaluated the negative evidence accumulated over the years, including financial results lower than expectations and challenges to the economy due to inflationary pressures and global geopolitical uncertainty that have resulted in a trend of reduction of pre-tax income over the last three years. As of December 31, 2024, after weighting all positive and negative evidence, the Corporation concluded that it is more likely than not that approximately $253.4 million of the deferred tax assets from the U.S. operations, comprised mainly of net operating losses, will be realized. The Corporation based this determination on its estimated earnings available to realize the deferred tax assets for the remaining carryforward period, together with the historical level of book income adjusted by permanent differences. Management will continue to monitor and review the U.S. operation's results, including recent earnings trends, the pre-tax earnings forecast, any new tax initiative, and other factors, including net income versus forecast, targeted loan growth, net interest income margin, changes in deposit costs, allowance for credit losses, charge offs, NPLs inflows and NPA balances. Significant adverse changes or a combination of changes in these factors could impact the future realization of the deferred tax assets.

At December 31, 2024, the Corporation's net deferred tax assets related to its Puerto Rico operations amounted to $671.4 million. The Corporation's Puerto Rico Banking operation has strong historical record of profitability. This is considered a strong piece of objectively verifiable positive evidence that outweigh any negative evidence considered by Management in the evaluation of the realization of the deferred tax asset. Based on this evidence and Management's estimate of future taxable income, the Corporation has concluded that it is more likely than not that such net deferred tax asset of the Puerto Rico Banking operations will be realized.

The Holding Company operation has been in a cumulative loss position in recent years. Management expects these losses will be a trend in future years. This objectively verifiable negative evidence is considered by Management strong negative evidence that suggests that income in future years will be insufficient to support the realization of all deferred tax assets. After weighting of all positive and negative evidence, Management concluded as of the reporting date, that it is more likely than not that the Holding Company will not be able to realize any portion of the deferred tax assets. Accordingly, the Corporation has maintained a valuation allowance on the deferred tax assets of $69.8 million as of December 31, 2024.

The Corporation's subsidiaries in the United States file a consolidated federal income tax return. The intercompany settlement of taxes paid is based on tax sharing agreements which generally allocate taxes to each entity based on a separate return basis.

The following table presents a reconciliation of unrecognized tax benefits.

(In millions)

Balance at January 1, 2023	$ 2.5
Reduction as a result of change in tax position	(1.0)
Balance at December 31, 2023	$ 1.5
Balance at December 31, 2024	$ 1.5

At December 31, 2024, the total amount of interest recognized in the statement of financial condition approximated $2.4 million (2023 - $2.3 million). The total interest expense recognized during 2024 was $110 thousand (2023 - $199 thousand net of a reduction of $475 thousand). Management determined that, as of December 31, 2024 and 2023, there was no need to accrue for the payment of penalties. The Corporation's policy is to report interest related to unrecognized tax benefits in income tax expense, while the penalties, if any, are reported in other operating expenses in the consolidated statements of operations.

After consideration of the effect on U.S. federal tax of unrecognized U.S. state tax benefits, the total amount of unrecognized tax benefits, including U.S. and Puerto Rico that, if recognized, would affect the Corporation's effective tax rate, was approximately $3.0 million at December 31, 2024 (2023 - $2.9 million).

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. The Corporation does not anticipate a reduction in the total amount of unrecognized tax benefits within the next 12 months.

The Corporation and its subsidiaries file income tax returns in Puerto Rico, the U.S. federal jurisdiction, various U.S. states and political subdivisions, and foreign jurisdictions. As of December 31, 2024, the following years remain subject to examination in the U.S. Federal jurisdiction - 2021 and thereafter and in the Puerto Rico jurisdiction - 2018 and thereafter.

Note 35 - Supplemental disclosure on the consolidated statements of cash flows

Additional disclosures on cash flow information and non-cash activities for the years ended December 31, 2024, 2023 and 2022 are listed in the following table:

(In thousands)	2024	2023	2022
Income taxes paid	$ 186,659	$ 185,423	$ 178,808
Interest paid	1,389,354	1,093,968	292,491
Non-cash activities:			
Loans transferred to other real estate	43,082	60,976	64,953
Loans transferred to other property	83,851	72,069	51,642
Total loans transferred to foreclosed assets	126,933	133,045	116,595
Loans transferred to other assets	50,478	28,616	8,664
Financed sales of other real estate assets	10,620	10,378	8,535
Financed sales of other foreclosed assets	52,385	49,361	38,467
Total financed sales of foreclosed assets	63,005	59,739	47,002
Financed sale of premises and equipment	127,785	88,537	47,697
Transfers from premises and equipment to long-lived assets held-for-sale	50,645	–	1,739
Transfers from loans held-in-portfolio to loans held-for-sale	28,001	57,526	11,531
Transfers from loans held-for-sale to loans held-in-portfolio	6,007	5,354	26,425
Transfers from available-for-sale to held-to-maturity debt securities	–	–	6,531,092
Loans securitized into investment securities[1]	15,160	37,345	300,279
Trades receivables from brokers and counterparties	–	31	9,461
Trades payable to brokers and counterparties	495,139	30	9,461
Net change in receivables from investments securities	161,400	51,000	125,000
Recognition of mortgage servicing rights on securitizations or asset transfers	1,364	2,097	6,614
Loans booked under the GNMA buy-back option	3,537	6,014	9,799
Capitalization of right of use assets	5,202	23,991	17,932
Acquisition of software intangible assets	–	–	28,650
Goodwill on acquisition	–	–	116,135
Total stock consideration related to Evertec transactions	–	–	144,785

[1] Includes loans securitized into trading securities and subsequently sold before year end.

The following table provides a reconciliation of cash and due from banks, and restricted cash reported within the Consolidated Statement of Financial Condition that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Cash and due from banks	$411,375	$383,385	$423,233
Restricted cash and due from banks	8,263	37,077	46,268
Restricted cash in money market investments	9,768	7,113	6,658
Total cash and due from banks, and restricted cash[2]	$429,406	$427,575	$476,159

[2] Refer to Note 4 – Restrictions on cash and due from banks and certain securities for nature of restrictions.

Note 36 - Segment reporting

The Corporation's corporate structure consists of two reportable segments – Banco Popular de Puerto Rico and Popular U.S. Management determined the reportable segments based on the internal reporting used to evaluate performance and to assess where to allocate resources. The segments were determined based on the organizational structure, which focuses primarily on the markets the segments serve, as well as on the products and services offered by the segments.

The chief operating decision maker ("CODM") of the Corporation is the Chief Executive Officer ("CEO") who utilizes net income as one of the segment profitability measures, to evaluate the performance of each reportable segment and assess where to allocate resources effectively. The CEO receives profitability reports that include net income per segment, net interest income and other income and expense categories. The CODM uses the segment's net income and components of net income, including segment revenues and expenses to assess performance and to manage important aspects by each reportable segments such as human capital, investment in technology, making budget allocations as well as other strategic decisions.

Banco Popular de Puerto Rico:

The Banco Popular de Puerto Rico reportable segment includes commercial, consumer and retail banking operations conducted at BPPR, including U.S. based activities conducted through its New York Branch. It also includes the lending operations of Popular Auto and Popular Mortgage. Other financial services within the BPPR segment include the trust service units of BPPR, asset management services of Popular Asset Management and the brokerage operations of Popular Securities, and the insurance agency and reinsurance businesses of Popular Insurance, Popular Risk Services, Popular Life Re, and Popular Re.

Popular U.S.:

Popular U.S. reportable segment consists of the banking operations of Popular Bank (PB), Popular Insurance Agency, U.S.A., and PEF. PB operates through a retail branch network in the U.S. mainland under the name of Popular, and equipment leasing and financing services through PEF. Popular Insurance Agency, U.S.A. offers investment and insurance services across the PB branch network.

The Corporate group consists primarily of the holding companies Popular, Inc., Popular North America, Popular International Bank and certain of the Corporation's investments accounted for under the equity method, including BHD.

The accounting policies of the individual operating segments are the same as those of the Corporation. Transactions between reportable segments are primarily conducted at market rates, resulting in profits that are eliminated for reporting consolidated results of operations. Assets representing transactions between reportable segments or the Corporate group are also eliminated in the tables presented below.

The tables that follow present the results of operations and total assets by reportable segments:

			December 31, 2024	
(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,926,996	$ 753,912	$ (10,600)
Interest expense	970,430	397,910	(10,600)
Net interest income	1,956,566	356,002	–
Provision for credit losses	254,843	1,369	–
Non-interest income	596,262	26,247	(56)
Personnel costs	601,652	104,948	–
Professional fees	58,687	12,562	(56)
Technology and software expenses	254,584	37,884	–
Processing and transactional services	140,293	2,362	–
Amortization of intangibles	1,696	1,242	–
Depreciation expense	47,019	8,499	–
Other operating expenses[1]	510,108	102,207	–
Total operating expenses	1,614,039	269,704	(56)
Income before income tax	683,946	111,176	–
Income tax expense	128,207	33,549	–
Net income	$ 555,739	$ 77,627	$ –
Segment assets	$58,601,802	$14,333,292	$(264,885)

December 31, 2024

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 3,670,308	$ 12,589	$ (9,634)	$ 3,673,263
Interest expense	1,357,740	42,869	(9,634)	1,390,975
Net interest income (expense)	2,312,568	(30,280)	–	2,282,288
Provision for credit losses	256,212	730	–	256,942
Non-interest income	622,453	41,046	(4,590)	658,909
Personnel costs	706,600	113,851	–	820,451
Professional fees	71,193	55,608	(979)	125,822
Technology and software expenses	292,468	36,593	–	329,061
Processing and transactional services	142,655	22	–	142,677
Amortization of intangibles	2,938	–	–	2,938
Depreciation expense	55,518	1,560	–	57,078
Other operating expenses[1]	612,315	(199,165)	(3,540)	409,610
Total operating expenses	1,883,687	8,469	(4,519)	1,887,637
Income before income tax	795,122	1,567	(71)	796,618
Income tax expense	161,756	20,609	41	182,406
Net income (loss)	$ 633,366	$ (19,042)	$ (112)	$ 614,212
Segment assets	$72,670,209	$5,895,389	$(5,520,215)	$73,045,383

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

December 31, 2023

(In thousands)	Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 3,242,575	$ 18,141	$ (15,409)	$ 3,245,307
Interest expense	1,080,273	48,919	(15,409)	1,113,783
Net interest income (expense)	2,162,302	(30,778)	–	2,131,524
Provision for credit losses (benefit)	208,909	(300)	–	208,609
Non-interest income	611,141	44,410	(4,827)	650,724
Personnel costs	674,510	103,535	–	778,045
Professional fees	96,117	65,713	(688)	161,142
Technology and software expenses	264,542	26,073	–	290,615
Processing and transactional services	138,049	21	–	138,070
Amortization of intangibles	3,180	–	–	3,180
Goodwill impairment charge	23,000	–	–	23,000
Depreciation expense	57,023	1,484	–	58,507
Other operating expenses[1]	644,202	(194,824)	(3,837)	445,541
Total operating expenses	1,900,623	2,002	(4,525)	1,898,100
Income before income tax	663,911	11,930	(302)	675,539
Income tax expense (benefit)	135,610	(1,333)	(80)	134,197
Net income	$ 528,301	$ 13,263	$ (222)	$ 541,342
Segment assets	$70,409,171	$5,607,833	$(5,258,849)	$70,758,155

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

December 31, 2023

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,631,407	$ 627,600	$ (16,432)
Interest expense	819,752	276,955	(16,434)
Net interest income	1,811,655	350,645	2
Provision for credit losses	194,325	14,584	–
Non-interest income	586,677	24,868	(404)
Personnel costs	571,516	102,994	–
Professional fees	79,108	17,410	(401)
Technology and software expenses	232,652	31,890	–
Processing and transactional services	135,528	2,521	–
Amortization of intangibles	1,937	1,243	–
Goodwill impairment charge	–	23,000	–
Depreciation expense	49,135	7,888	–
Other operating expenses[1]	544,767	99,438	(3)
Total operating expenses	1,614,643	286,384	(404)
Income before income tax	589,364	74,545	2
Income tax expense	117,412	18,198	–
Net income	$ 471,952	$ 56,347	$ 2
Segment assets	$57,023,071	$13,812,158	$(426,058)

December 31, 2022

(In thousands)	BPPR	Popular U.S.	Intersegment Eliminations
Interest income	$ 2,026,539	$ 442,053	$ (5,244)
Interest expense	203,022	69,065	(5,247)
Net interest income	1,823,517	372,988	3
Provision for credit losses (benefit)	70,304	12,452	–
Non-interest income	680,276	31,958	(547)
Personnel costs	534,539	97,053	–
Professional fees	61,299	20,006	(535)
Technology and software expenses	237,187	28,586	–
Processing and transactional services	124,751	2,361	–
Amortization of intangibles	1,937	1,338	–
Goodwill impairment charge	–	9,000	–
Depreciation expense	47,003	6,919	–
Other operating expenses[1]	496,411	82,130	(8)
Total operating expenses	1,503,127	247,393	(543)
Income before income tax	930,362	145,101	(1)
Income tax expense (benefit)	148,351	(25,205)	–
Net income	$ 782,011	$ 170,306	$ (1)
Segment assets	$56,190,260	$11,558,280	$(421,781)

(In thousands)	December 31, 2022 Reportable Segments	Corporate	Eliminations	Total Popular, Inc.
Interest income	$ 2,463,348	$ 3,102	$ (539)	$ 2,465,911
Interest expense	266,840	32,251	(539)	298,552
Net interest income (expense)	2,196,508	(29,149)	–	2,167,359
Provision for credit losses (benefit)	82,756	274	–	83,030
Non-interest income	711,687	189,835	(4,460)	897,062
Personnel costs	631,592	88,172	–	719,764
Professional fees	80,770	92,088	(815)	172,043
Technology and software expenses	265,773	26,129	–	291,902
Processing and transactional services	127,112	33	–	127,145
Amortization of intangibles	3,275	–	–	3,275
Goodwill impairment charge	9,000	–	–	9,000
Depreciation expense	53,922	1,185	–	55,107
Other operating expenses (benefit)[1]	578,533	(206,342)	(4,007)	368,184
Total operating expenses	1,749,977	1,265	(4,822)	1,746,420
Income before income tax	1,075,462	159,147	362	1,234,971
Income tax expense (benefit)	123,146	9,074	110	132,330
Net income	$ 952,316	$ 150,073	$ 252	$ 1,102,641
Segment assets	$67,326,759	$5,390,122	$(5,078,964)	$67,637,917

[1] Other operating expenses includes net occupancy expenses, equipment expense, excluding depreciation, other operating taxes, communications expense, business promotion expenses, deposit insurance costs and OREO expenses.

Geographic Information

The following information presents selected financial information based on the geographic location where the Corporation conducts its business. The banking operations of BPPR are primarily based in Puerto Rico, where it has the largest retail banking franchise. BPPR also conducts banking operations in the U.S. Virgin Islands, the British Virgin Islands and New York. BPPR's banking operations in the mainland United States include commercial lending activities in addition to periodic loan participations with PB. During the year ended December 31, 2024, BPPR did not participate in loans originated by PB (2023 - $81 million, 2022 - $184 million). Total assets for the BPPR segment related to its operations in the United States amounted to $1.6 billion (2023 - $1.5 billion), including $104 million in multifamily loans (2023 - $106 million), $588 million in commercial real estate loans (2023 - $528 million), $685 million in C&I loans (2023 - $557 million), and $113 million in unsecured personal loans (2023 - $229 million). During the year ended December 31, 2024, the BPPR segment generated approximately $124.2 million (2023 - $117.7 million, 2022 - $67.8 million) in revenues from its operations in the United States, mainly from net interest income. In the Virgin Islands, the BPPR segment offers banking products, including loans and deposits. Total assets for the BPPR segment related to its operations in the U.S. and British Virgin Islands amounted to $1.0 billion (2023 - $1.0 billion). The BPPR segment generated $43.4 million in revenues during the year ended December 31, 2024 (2023 - $45.0 million, 2022 - $46.6 million) from its operations in the U.S. and British Virgin Islands.

(In thousands)	2024	2023	2022
Revenues:[1]			
Puerto Rico	$2,334,721	$2,175,938	$2,505,988
United States	520,534	518,805	480,545
Other	85,942	87,505	77,888
Total consolidated revenues	$2,941,197	$2,782,248	$3,064,421

[1] Total revenues include net interest income, service charges on deposit accounts, other service fees, mortgage banking activities, net (loss) gain, including impairment on equity securities, net (loss) gain on trading account debt securities, net gain (loss) on sale of loans, including valuation adjustments on loans held-for-sale, adjustments to indemnity reserves on loans sold, and other operating income.

Selected Balance Sheet Information

(In thousands)	2024	2023	2022
Puerto Rico			
Total assets	$55,888,211	$54,181,300	$53,541,427
Loans	24,154,610	22,519,961	20,884,442
Deposits	52,099,309	51,282,007	51,138,790
United States			
Total assets	$15,890,339	$15,343,156	$12,718,775
Loans	12,431,859	12,006,012	10,643,964
Deposits	11,030,879	10,643,602	8,182,702
Other			
Total assets	$1,266,833	$1,233,699	$1,377,715
Loans	526,606	543,299	554,744
Deposits [1]	1,754,157	1,692,634	1,905,735

[1] Represents deposits from BPPR operations located in the U.S. and British Virgin Islands.

Note 37 - Popular, Inc. (holding company only) financial information

The following condensed financial information presents the financial position of Popular, Inc. Holding Company only at December 31, 2024 and 2023, and the results of its operations and cash flows for the years ended December 31, 2024, 2023 and 2022.

Condensed Statements of Condition

		December 31,
(In thousands)	2024	2023
ASSETS		
Cash and due from banks (includes $175,715 due from bank subsidiary (2023 – $126,388))	$ 175,715	$ 126,388
Money market investments	453,723	243,459
Debt securities held-to-maturity, at amortized cost (includes $3,125 in common securities from statutory trusts (2023 – $3,125))[1]	3,125	3,125
Equity securities, at lower of cost or realizable value	29,170	23,993
Investment in BPPR and subsidiaries, at equity	3,183,855	3,006,768
Investment in Popular North America and subsidiaries, at equity	1,908,608	1,899,546
Investment in other non-bank subsidiaries, at equity	408,639	385,033
Other loans	25,662	26,957
Less - Allowance for credit losses	281	51
Premises and equipment	6,299	7,035
Investment in equity method investees	5,279	5,266
Other assets (includes $3,875 due from subsidiaries and affiliate (2023 – $3,639))	48,986	36,531
Total assets	$6,248,780	$5,764,050
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 499,346	$ 498,085
Other liabilities (includes $11,418 due to subsidiaries and affiliate (2023 – $6,078))	136,249	118,899
Stockholders' equity	5,613,185	5,147,066
Total liabilities and stockholders' equity	$6,248,780	$5,764,050

[1] Refer to Note 17 to the consolidated financial statements for information on the statutory trusts.

Condensed Statements of Operations

	Years ended December 31,		
(In thousands)	2024	2023	2022
Income:			
Dividends from subsidiaries	$623,000	$ 208,000	$ 458,000
Interest income (includes $9,693 due from subsidiaries and affiliates (2023 – $15,401; 2022 – $680))	12,139	17,715	2,846
Earnings (losses) from investments in equity method investees	15	(84)	15,688
Other operating income	3	–	139,191
Net (losses) gain, including impairment, on equity securities	(293)	2,012	(4,446)
Total income	634,864	227,643	611,279
Expenses:			
Interest expense	36,640	42,691	26,021
Provision for credit losses (benefit)	230	(300)	274
Operating expenses (includes expenses for services provided by subsidiaries and affiliate of $13,265 (2023 – $13,463 ; 2022 – $18,414)), net of reimbursement by subsidiaries for services provided by parent of $226,299 (2023 – $215,479 ; 2022 – $222,935))	730	924	223
Total expenses	37,600	43,315	26,518
Income before income taxes and equity in undistributed earnings of subsidiaries	597,264	184,328	584,761
Income tax expense [1]	23,410	–	8,723
Income before equity in undistributed earnings of subsidiaries	573,854	184,328	576,038
Equity in undistributed earnings of subsidiaries	40,358	357,014	526,603
Net income	$614,212	$ 541,342	$ 1,102,641
Comprehensive income (loss), net of tax	$848,503	$1,170,739	$(1,097,218)

[1] As discussed in Note 1 to the Consolidated Financial Statements, the net income for the year ended December 31, 2024, included $22.9 million of expenses, of which $16.5 million was reflected in income tax expense and $6.4 million was reflected in other operating expenses, related to an out-of-period adjustment associated with the Corporation's U.S. subsidiary's non-payment of taxes on certain intercompany distributions to the Bank Holding Company (BHC) in Puerto Rico, a foreign corporation for U.S. tax purposes.

Condensed Statements of Cash Flows

	Years ended December 31,		
(In thousands)	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 614,212	$ 541,342	$1,102,641
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries, net of dividends or distributions	(40,358)	(357,014)	(526,603)
Provision for credit losses (benefit)	230	(300)	274
Net accretion of discounts and amortization of premiums and deferred fees	1,248	1,754	1,250
Share-based compensation	10,785	9,735	9,440
(Earnings) losses from investments under the equity method, net of dividends or distributions	(15)	84	(14,170)
Gain on disposition of stock as part of the Evertec Transactions	–	–	(137,813)
Net increase in:			
Equity securities	(5,176)	(5,158)	(339)
Other assets	(10,531)	(62)	(1,952)
Net increase (decrease) in:			
Interest payable	–	3,239	–
Other liabilities	12,507	(3,377)	8,257
Total adjustments	(31,310)	(351,099)	(661,656)
Net cash provided by operating activities	582,902	190,243	440,985
Cash flows from investing activities:			
Net (increase) decrease in money market investments	(210,000)	(165,000)	129,000
Net repayments on other loans	1,307	1,252	1,267
Capital contribution to subsidiaries	(1,725)	(4,150)	(54,188)
Return of capital from wholly owned subsidiaries	67,400	64,000	72,000
Proceeds from disposition of stock as part of the Evertec Transactions	–	–	219,883
Acquisition of premises and equipment	(961)	(2,266)	(2,224)
Proceeds from sale of premises and equipment	135	68	1,678
Net cash (used in) provided by investing activities	(143,844)	(106,096)	367,416
Cash flows from financing activities:			
Payments of notes payable	–	(300,000)	–
Proceeds from issuances of notes payable	–	393,061	–
Proceeds from issuances of common stock	16,312	14,045	13,479
Dividends paid	(180,461)	(159,860)	(161,516)
Net payments for repurchase of common stock	(218,619)	(1,396)	(631,965)
Payments related to tax withholding for share-based compensation	(6,699)	(4,083)	(5,771)
Net cash used in financing activities	(389,467)	(58,233)	(785,773)
Net increase in cash and due from banks, and restricted cash	49,591	25,914	22,628
Cash and due from banks, and restricted cash at beginning of period	128,847	102,933	80,305
Cash and due from banks, and restricted cash at end of period	$ 178,438	$ 128,847	$ 102,933

During the year ended December 31, 2024, Popular, Inc. (parent company only) received dividend distributions from PNA amounting to $50.0 million (2023 - $50.0 million; 2022 - $53.5 million) and from PIBI's amounting to $17.4 million (2023 - $14.0 million; 2022 - $18.5 million). PIBI's main source of income is its investment in BHD. Also, during the year ended December 31, 2022, Popular, Inc. received distributions from its direct equity method investees amounting to $1.5 million, of which $1.5 million were related to dividend distributions.

Notes payable include junior subordinated debentures issued by the Corporation that are associated to capital securities issued by the Popular Capital Trust II and medium-term notes. Refer to Note 17 for a description of significant provisions related to these junior subordinated debentures. The following table presents the aggregate amounts by contractual maturities of notes payable at December 31, 2024:

Year	(In thousands)
2025	$ —
2026	—
2027	—
2028	—
2029	395,198
Later years	104,148
Total	$499,346

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